2014 | ANNUAL REPORT

WHO WE ARE

CIBC is a leading Canadian-based global financial institution with a market capitalization of $41 billion and a Basel III Common Equity Tier 1 ratio of 10.3%.

Through our three main business units – Retail and Business Banking, Wealth Management and Wholesale Banking – our 44,000 employees provide a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world.

OUR STRATEGY

CIBC aspires to be the leading bank for our clients. We have a client-focused strategy that creates value for all our stakeholders. We have four corporate objectives:

1. Deep, long-lasting client relationships

2. Strategic growth where we have, or can build, competitive capabilities

3. Sound risk management

4. Consistent, sustainable earnings

To deliver on our corporate objectives, we are further strengthening our business in Canada, as well as expanding in key global centres to serve our clients.

CREATING VALUE FOR OUR SHAREHOLDERS

At CIBC, we are committed to delivering value to our shareholders by continuing on our path of generating consistent, sustainable earnings and growing the bank prudently without taking on excessive risk. We are investing in our people, processes, and technology to improve productivity and customer service, deepen client relationships, and enhance the quality of our earnings. We will do so with a keen focus on industry-leading fundamentals in capital, expenses and risk management.

Inside this Report		2014 Performance at a Glance	1	Management’s Discussion and Analysis

	I	Message from the President and Chief Executive Officer	87	Consolidated Financial Statements
			96	Notes to the Consolidated Financial Statements

		Executive Team	163	Quarterly Review

	V	Message from the Chair of the Board	165	Ten-Year Statistical Review

	VII	Enhanced Disclosure Task Force	168	Glossary

			173	Shareholder Information

2014 Performance at a Glance
In 2014 we advanced our client-focused strategy, creating value for our shareholders and delivering strong total returns.
Financial highlights
For the year ended October 31
(Canadian $ in billions, except as noted) 2014 2013
Financial results
Revenue 13.4 12.7
Provision for credit losses 0.9 1.1
Expenses 8.5 7.6
Net income 3.2 3.4
Financial measures (%)
Adjusted efficiency ratio(1) 59.1 56.5
Return on common shareholders’ equity 18.3 21.4
Net interest margin 1.81 1.85
Total shareholder return 20.9 18.4
Common share information
Market capitalization 40.9 35.4
Dividends (%)
Dividend yield 3.8 4.3
Adjusted dividend payout ratio(1) 44.0 43.9
Net income by strategic business unit
Retail and Business Banking 2.5 2.4
Wealth Management 0.5 0.4
Wholesale Banking 0.9 0.7
Total revenue Net income Adjusted earnings Adjusted return on Dividend
($ billions) ($ billions) per share(1) ($) common shareholders’ ($/share)
equity(1) (%)
8.65 8.94
13.4 7.98 22.8 22.9
12.5 12.7 20.9
3.64 3.80 3.94
3.3 3.4 3.2
12 13 14 12 13 14 12 13 14 12 13 14 12 13 14
(1) For additional information, see the “Non-GAAP measures” section of the MD&A.
109.0% 10.3%
5-year Total Basel III Common Equity
Shareholder Return Tier 1 Ratio
2014 Business Mix
(% adjusted net income)
Wholesale Banking 25.0%
Wealth
Management
13.3% Retail and Corporate Business and Other Banking (4.4%) 66.1%
Find more online
Look for an interactive, easy-to-use version of our 2014 CIBC Annual Report and 2014 CIBC Corporate
Responsibility Report and Public Accountability Statement online at www.cibc.com CIBC Annual Report and Corporate
Responsibility Report

BALANCED SCORECARD
Financial

Our key measures of performance(1)	2014 results	2013 results
Adjusted earnings per share (EPS)(2) growth	$8.94, up 3% from 2013	$8.65, up 8% from 2012
Adjusted return on common shareholders’ equity (ROE)(2)	20.9%	22.9%
Capital strength Basel III Common Equity Tier 1 ratio	10.3%	9.4%
Business mix Wholesale Banking economic capital(2)	22%	22%
Risk Loan loss ratio	38 basis points	44 basis points
Productivity Adjusted efficiency ratio(2)	59.1%	56.5%
Adjusted dividend payout ratio(2)	44.0%	43.9%
Total shareholder return Five-years ended October 31	CIBC – 109.0% Index – 95.8%	CIBC – 109.3% Index – 99.0%

(1) For additional detail on our key measures of performance, see the “Overview” section of the MD&A.

(2) For additional information, see the “Non-GAAP measures” section.

Non-financial

Our Objectives	2014 Accomplishments

Clients

—  Launched the innovative two button technology CIBC Tim Hortons Double Double Visa Card

—  The first major Canadian bank to offer remote deposit capture, CIBC eDeposit

—   CIBC Investor’s Edge made online investing even better for Canadians with new lower commission rates for all clients

—  Wholesale Banking named Best Canadian Prime Broker in the 2014 Canadian Hedge Fund Awards

Help our clients achieve their financial goals

Employees

—  Increased Employee Commitment Index in our annual employee survey

—  Recognized as one of Canada’s Top 100 Employers for the third consecutive year

—  Selected as one of the Most Engaged Workplaces in Canada

—  Named one of Canada’s Best Diversity Employers for the fourth consecutive year

—  Invested more than $64 million in the development of our people

Create an environment where all employees can excel

Community

—  Contributed more than $42 million to support charitable organizations across Canada

—  Employee-led fundraising of $17.7 million for causes that matter

—  Raised a record $12.4 million for the 2013 United Way campaign

—  Raised a record $4.6 million on CIBC Miracle Day in December 2013 to support over 450 children’s charities throughout 2014

—  With 15,000 CIBC employees and their families, Team CIBC contributed almost $3 million of the total $25 million raised in 65 communities through the 2014 Canadian Breast Cancer Foundation CIBC Run for the Cure

Make a real difference in our communities

Environment

—  Increased the use of Forest Stewardship Council certified paper stock to 98% of paper used

—  100% of CIBC’s used computer equipment was donated, recycled or “upcycled” into new products

—  Only Canadian bank among the top 100 in Newsweek’s World’s Greenest Companies ranking

—  Lent $490 million towards $4.6 billion of financing for renewable power projects, including wind, solar and geothermal

Demonstrate environmental responsibility in all activities

Governance

—  Ranked the strongest publicly traded major bank in Canada and North America by Bloomberg Markets magazine

—  Ranked among the top 10 of the World’s Safest Banks in North America by Global Finance magazine

—  Signed Catalyst Accord to increase the presence of women in Canada’s corporate boardrooms

Be a leader in governance practices

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Victor G. Dodig

A foundation of strength

and stability

In 2014 we delivered record revenue of $13.4 billion, net income of

$3.2 billion and a one-year total return of 20.9% for our shareholders,

while making key investments to deepen client relationships.

CIBC recorded adjusted net income of $3.7 billion or $8.94 per share, compared with $3.6 billion or $8.65 per share a year ago. Adjusted revenue rose to $13.5 billion from $13.0 billion last year and our adjusted return on common shareholders’ equity was strong at 20.9%.

What are your priorities for CIBC?

My priorities at CIBC are clear. I want to continue to create value both for our clients and for our shareholders. To do so, we will continue to build a client-focused culture to drive performance that is based on sound risk management and will produce consistent sustainable earnings for our shareholders.

CIBC 2014 ANNUAL REPORT        I

We are working from a strong foundation. We have a large client base who think well of us. But we need to further deepen our client relationships and continue to make investments in both our people and in innovative technology that allows us to better serve clients. These are investments that will continue to make it easier and more beneficial for our clients to do business with us.

What were the key accomplishments for CIBC in 2014?

We have a history of leading in banking innovation and this year was no exception. In 2014, our Retail and Business Banking franchise launched a number of new initiatives to make it easier and more beneficial for our clients to bank with us. This includes our innovative CIBC Tim Hortons Double Double Visa Card and the CIBC eDeposit, which allows clients to deposit a cheque by taking a picture with their mobile device. We also launched a new partnership that makes CIBC the exclusive bank at Toronto’s Pearson Airport. We are also making investments to build closer relationships with our clients by implementing a new system called COMPASS.

Over the last several years we have shifted from a product-focused to a client-focused company.

We will also look for growth outside of Canada and we will invest in opportunities in a smart and prudent fashion. We will look to build upon our successful wealth management acquisitions in the U.S., a market that is substantially larger than in Canada and one with consolidation opportunities. We will also continue to build on our focused expertise in the energy, infrastructure and mining sectors to support the global growth strategies of our clients.

What has been your focus since taking over in September of 2014?

My primary focus has been to get out and meet as many of our stakeholders as possible. In my first 60 days, I had the opportunity to meet directly with more than 55 CEOs across the country; interact with more than 1,500 clients through various events; meet with a significant portion of CIBC’s investor base; engage with officials at all levels of government across the country; and meet with thousands of CIBC employees.

These meetings reaffirmed my belief that CIBC is very strong today and has significant opportunities for growth and increased value creation by intensifying our focus on our client needs and remaining disciplined against our commitment to deliver strong and sustained shareholder value.

Visibility and interaction with all of CIBC’s stakeholders will remain a key focus for me and my management team in 2015.

EXECUTIVE TEAM

From left to right:

Michael G. Capatides

Senior Executive Vice-President, Chief Administrative Officer and General Counsel, CIBC

Harry Culham

Managing Director and Group Co-Head, Wholesale Banking, CIBC

Laura Dottori-Attanasio

Senior Executive Vice-President and Chief Risk Officer, CIBC

Victor G. Dodig

President and Chief Executive Officer, CIBC

Geoff Belsher

Managing Director and Group Co-Head, Wholesale Banking, CIBC

Kevin Patterson

Senior Executive Vice-President, Technology and Operations, CIBC

David Williamson

Senior Executive Vice-President and Group Head, Retail and Business Banking, CIBC

Steve Geist

Senior Executive Vice-President and Group Head, Wealth Management, CIBC

Kevin Glass

Senior Executive Vice-President and Chief Financial Officer, CIBC

II      CIBC 2014 ANNUAL REPORT

Our Wholesale Banking franchise made strategic investments that further enhanced our services and solutions for retail, corporate, government and institutional clients. In 2014, we continued to attract and retain top talent in our core businesses, and we also invested in technology with an emphasis on our foreign exchange, fixed income, commodities and equity derivatives capabilities. We were proud to be recognized as Canada Derivatives House of the Year, top IPO underwriter and as a leading equity trading firm in 2014.

How is CIBC advancing its client-focused strategies?

Over the last several years we have shifted from a product-focused to a client-focused company. This shift is moving us from a bank where we often had strong but product-focused relationships with our clients, to one where we are developing deeper relationships to serve more of their financial needs.

Launched our innovative two button technology CIBC Tim Hortons Double Double Visa Card

In our Wealth Management franchise, strong net flows saw us achieve $100 billion in assets under management for the first time in our Canadian asset management business, and we had our fifth consecutive record for long-term mutual fund net sales. We also completed our acquisition of Atlantic Trust, a U.S. private wealth management firm, and continued to deliver industry leading client satisfaction within our full service brokerage, CIBC Wood Gundy.

CIBC 2014 ANNUAL REPORT        III

In 2014 we completed a national roll-out of the first phase of COMPASS, our platform designed to strengthen and deepen client relationships.

In addition to investing in technology, we also invested in our people to ensure they have the skills to deliver on our renewed client focus. This included training and restructured incentives that will expand relationships and grow our business.

In the U.S., we are focused on expanding our Wealth Management business including Asset Management and Private Banking. We understand these businesses well and have identified the U.S. as an attractive market for us. Not only are the Private Banking and Wealth Management markets in the U.S. substantially larger than in Canada, but they are also highly fragmented, creating opportunities for consolidation.

Outside North America, we have a long-standing presence in London and Hong Kong. These offices support our clients as they invest outside of Canada.

How do you think about capital allocation?

Our current capital position, as well as the additional capital that we will generate going forward, provides us with the flexibility to:

1.  Invest in our core businesses

2.  Pursue acquisition opportunities aligned with our corporate strategy

3.  Return capital to shareholders via dividends and share buybacks

We believe our current 10.3% Basel III Common Equity Tier 1 ratio is a smart place to be, given these goals.

Victor G. Dodig

President and Chief Executive Officer

We will grow with our clients by winning more of their business and earning the right to serve new clients.

With the creation of our new Operating Committee, we have improved the alignment of our management structure to provide a better line of sight into our clients’ relationship with CIBC as a whole, not just through a product or business line. This will allow us to deepen our relationships with clients and ultimately earn more of their banking needs.

Where should we expect to see growth – Canada, the U.S., or abroad?

We expect to see growth in all three regions. Our approach is to expand our franchise in businesses that we know well and to follow our clients as they make investments outside of Canada.

In Canada, we will grow with our clients by winning more of their business and earning the right to serve new clients across all lines of business.

IV      CIBC 2014 ANNUAL REPORT

MESSAGE FROM THE CHAIR OF THE BOARD

Charles Sirois

Building on

our strengths

At CIBC, we have built a corporate strategy and leadership team that will continue to drive long-term shareholder value

Continued sustainable growth

CIBC continued to drive value for our shareholders in 2014, delivering record adjusted earnings – and our fifth consecutive year of earnings growth. This long term performance reflects the strength of CIBC’s strategy, the commitment of its management team and the dedication of our 44,000 employees around the world.

As a Board, we work closely with management to ensure CIBC has a focused growth strategy that is aligned with our risk appetite and values to deliver consistent, strong and sustainable earnings. We have established metrics for measuring CIBC’s progress on these growth objectives as well as other short- and long-term targets.

A prudent approach is part of the fabric of our culture at CIBC. We continue to enhance our risk management oversight to ensure we maintain the right risk posture for our business. We review CIBC’s risk management framework and annually approve CIBC’s risk appetite statement, the cornerstone of our approach to risk management.

CEO succession

One of the most important accomplishments for your Board in 2014 was managing the succession process for CIBC’s CEO. In April, Gerry McCaughey announced his decision to retire after nine years as CIBC’s President and CEO. Under Gerry’s leadership, CIBC instituted a risk management culture that helped steer us through the global financial crisis and created a strong foundation for CIBC’s continued and long-term success.

CIBC 2014 ANNUAL REPORT        V

On behalf of the Board and all CIBC shareholders, I would like to thank Gerry for his many contributions to CIBC and wish him the best in retirement.

Positioned for continued success

Following a robust succession planning process, your Board appointed Victor Dodig as President and CEO. His broad-based business background and extensive expertise in wealth management and retail banking will ensure CIBC continues to drive sustainable growth and returns for our shareholders. Over the past three years under Victor’s leadership, Wealth Management grew significantly through organic growth, the acquisition of Atlantic Trust and the investment in American Century.

Your Board also continued to advance CIBC’s talent strategy, including the development of a strong and diverse pipeline of future leaders who reflect the markets in which we do business. Victor Dodig champions CIBC’s commitment to gender diversity and recently joined the Advisory Board of Catalyst Canada.

Farewell

I will be retiring from the Board at the next annual meeting in April. It has been my honour to serve shareholders as your Chair of the Board for the last six years, and as a director for 18 years.

As I look back over my time as Chair, I believe we have achieved much together. I am confident that CIBC has

I am confident that CIBC has the right strategy, strong leadership and great people to continue to drive growth and generate consistent and sustainable earnings over the long term.

The significant level of engagement that Victor has had with key clients, investors and employees in his first sixty days as CEO, is making a very positive impact with these stakeholders.

Client-focused strategy

Central to CIBC’s sustainable growth strategy is an increased focus on our clients. CIBC will continue to make strategic investments across the franchise that are needed to build new, and strengthen existing, relationships. These investments in our people and technology will drive growth and make CIBC the leading bank for our clients.

Strong, diverse leadership

At CIBC, we are committed to building a high performance Board with a breadth, depth and diversity of skill sets. At our Annual General Meeting in Montreal this spring, we welcomed the appointment of Martine Turcotte to our Board.

the right strategy, strong leadership and great people to continue to drive growth and generate consistent and sustainable earnings over the long term.

New Chair

The Honourable John Manley, P.C., O.C., who has served on the CIBC Board since 2005, will be appointed Chair of the Board at our Annual General Meeting on April 23, 2015.

In closing, I would like to thank my fellow directors, the management team and employees of CIBC for their hard work this year in serving clients and delivering strong performance for our shareholders.

Charles Sirois

Chair of the Board

VI      CIBC 2014 ANNUAL REPORT

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012. The stated goal of the EDTF is to improve the quality, comparability and transparency of risk disclosures. On October 29, 2012, the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which includes thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk, and capital adequacy. The index below provides the listing of disclosures prepared in response to the recommendations of the EDTF, along with their locations. EDTF disclosures are located in our management’s discussion and analysis, consolidated financial statements, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			31
	3	Top and emerging risks	46
	4	Key future regulatory ratio requirements	31, 69
Risk governance, risk management and business model	5	Risk management structure	41, 42
	6	Risk culture and appetite	40, 43, 44
	7	Risks arising from business activities	44, 47
	8	Bank-wide stress testing	37, 50, 55,
			63, 66, 71

Capital adequacy and risk-weighted assets	9	Minimum capital requirements	30	137
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet	33		1 – 4
	11	Regulatory capital flow statement	35		6
	12	Capital management and planning	36	137
	13	Business activities and risk-weighted assets	34 – 36, 47		7
	14	Risk-weighted assets and capital requirements	32, 34		7
	15	Credit risk by major portfolios	49 – 54		13 – 22
	16	Risk-weighted assets flow statement	35 – 36		8
	17	Back-testing of models	45, 50, 62, 71		23, 24
Liquidity	18	Liquid assets	67
Funding	19	Encumbered assets	67
	20	Contractual maturity of assets, liabilities and off-balance sheet instruments	69
	21	Funding strategy and sources	68
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	61
	23	Significant trading and non-trading market risk factors	61 – 65
	24	Model assumptions, limitations and validation procedures	61 – 65
	25	Stress testing and scenario analysis	37, 63
Credit risk	26	Analysis of credit risk exposures	51 – 59	119 – 121, 159	9 – 12
	27	Impaired loan and forbearance policies	49, 74	98
	28	Reconciliation of impaired loans and the allowance for credit losses	49, 55	119
	29	Counterparty credit risk arising from derivatives	48, 52	131 – 132	12, 28 (2)
	30	Credit risk mitigation	48, 54	131 – 132	12, 27
Other risks	31	Other risks	70 – 72
	32	Discussion of publicly known risk events	71	151

(1)	A detailed glossary of our risk and capital terminology is included on page 170.
(2)	Included in supplementary financial information package.

CIBC 2014 ANNUAL REPORT	VII

Management’s discussion and analysis

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2014, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of December 3, 2014. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 168 to 172 of this Annual Report.

2	External reporting changes
3	Overview
3	Vision, mission and values
3	CIBC’s strategy
3	Performance against objectives
4	Economic and market environment

5	Financial performance overview
5	Financial highlights
6	2014 Financial results
6	Net interest income and margin

7	Non-interest income
7	Trading activities (TEB)
8	Provision for credit losses
8	Non-interest expenses
8	Taxes
9	Foreign exchange
9	Significant events
10	Fourth quarter review
11	Quarterly trend analysis
11	Review of 2013 financial performance
12	Outlook for calendar year 2015

13	Non-GAAP measures

16	Strategic business units overview
17	Retail and Business Banking
20	Wealth Management
23	Wholesale Banking
28	Corporate and Other

29	Financial condition
29	Review of consolidated balance sheet
30	Capital resources
38	Off-balance sheet arrangements

40	Management of risk

73	Accounting and control matters
73	Critical accounting policies and estimates
77	Financial instruments
77	Accounting developments
77	Regulatory developments
78	Related-party transactions
78	Policy on the Scope of Services of the Shareholders’ Auditors
78	Controls and procedures

79	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Financial performance overview – Taxes”, “Financial performance overview – Significant events”, “Financial performance overview – Outlook for calendar year 2015”, “Strategic business units overview – Retail and Business Banking”, “Strategic business units overview – Wealth Management”, “Strategic business units overview – Wholesale Banking”, “Financial condition – Capital resources”, “Financial condition – Off-balance sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Financial instruments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2015 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2015” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; social media risk; losses incurred as a result of internal or external fraud; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and the high U.S. fiscal deficit; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2014 ANNUAL REPORT	1

Management’s discussion and analysis

External reporting changes

The following external reporting changes were made in 2014. Prior period amounts were restated accordingly.

Amendments to IAS 19 “Employee Benefits”

We adopted amendments to IAS 19 “Employee Benefits” commencing November 1, 2011, which require us to recognize: (i) actuarial gains and losses in Other comprehensive income (OCI) in the period in which they arise; (ii) interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) all past service costs (gains) in net income in the period in which they arise.

Adoption of IFRS 10 “Consolidated Financial Statements”

We adopted IFRS 10 “Consolidated Financial Statements” commencing November 1, 2012, which replaces IAS 27 “Consolidated and Separate Financial Statements” and Standard Interpretations Committee (SIC) – 12 “Consolidated – Special Purpose Entities”. The adoption of IFRS 10 required us to deconsolidate CIBC Capital Trust from the consolidated financial statements, which resulted in a replacement of Capital Trust securities issued by CIBC Capital Trust with Business and government deposits for the senior deposit notes issued by us to CIBC Capital Trust.

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50% of our Aerogold VISA portfolio, consisting primarily of credit card only customers, to The Toronto-Dominion Bank (TD). Accordingly, the revenue related to the sold credit card portfolio was moved from Personal banking to the Other line of business within Retail and Business Banking.

Allocation of Treasury activities

Treasury-related transfer pricing continues to be charged or credited to each line of business within our strategic business units (SBUs). We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees are charged directly to the lines of business, and the residual net revenue is retained in Corporate and Other.

Income statement presentation

We reclassified certain amounts associated with our self-managed credit card portfolio from Non-interest expenses to Non-interest income. There was no impact on consolidated net income due to this reclassification.

2	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Overview

CIBC is a leading Canadian-based global financial institution with a market capitalization of $41 billion and a Basel III Common Equity Tier 1 (CET1) ratio of 10.3%. Through our three main businesses, Retail and Business Banking, Wealth Management, and Wholesale Banking, CIBC provides a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have more than 44,000 employees dedicated to helping our clients achieve what matters to them; delivering consistent and sustainable earnings for our shareholders; and giving back to our communities.

Vision, mission and values

CIBC’s vision is to be the leader in client relationships.

Our mission is to fulfill the commitments we have made to each of our stakeholders:

•	Help our clients achieve what matters to them
•	Create an environment where all employees can excel
•	Make a real difference in our communities
•	Generate strong total returns for our shareholders

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.

CIBC’s strategy

CIBC aspires to be the leading bank for our clients. We have a client-focused strategy that creates value for all our stakeholders. We have four corporate objectives:

1.	Deep, long-lasting client relationships
2.	Strategic growth where we have, or can build, competitive capabilities
3.	Sound risk management
4.	Consistent, sustainable earnings

To deliver on our corporate objectives, we are further strengthening our business in Canada, as well as expanding in key global centres to serve our clients.

Performance against objectives

For many years, CIBC has reported a scorecard of financial measures that we use to measure and report on our progress to external stakeholders. These measures can be categorized into four key areas of shareholder value – earnings growth, return on common shareholders’ equity (ROE), total shareholder return (TSR) and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years.

Earnings growth

To assess our earnings growth, we monitor our earnings per share (EPS). CIBC has an EPS growth target of 5% to 10% on average annually. In 2014, we reported adjusted diluted EPS(1) of $8.94, up 3% from $8.65 in 2013. As a result of the impact of the Aeroplan transactions noted in the Significant Events section, we did not meet our EPS growth target of 5% to 10%. We are maintaining our 5% to 10% average annual EPS growth target over the medium term.

In support of our EPS target, we also have objectives to maintain a loan loss ratio of less than 60 basis points through the cycle and to maintain our adjusted efficiency ratio(1) at the median position among our industry peers.

Our loan loss ratio is defined as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. In 2014, our loan loss ratio was 38 basis points, down from the 44 basis points we reported in 2013, and well within our target. We are maintaining our loan loss ratio target of less than 60 basis points.

Our adjusted efficiency ratio(1) was 59.1% in 2014, up from 56.5% in 2013 as a result of the Aeroplan sale noted above, as well as higher spending on strategic initiatives. Based on the most recent publicly reported results of our industry peer group, CIBC did not meet its industry median efficiency ratio target in 2014. We are maintaining our industry median target going forward.

Adjusted diluted EPS(1)(2)(3) ($)	Loan loss ratio(2) (basis points)	Adjusted efficiency ratio(1)(2)(3) (%)

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Beginning in fiscal year 2011, these measures are under IFRS; prior fiscal years are under Canadian GAAP.
(3)	Information for 2013 and 2012 has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	3

Management’s discussion and analysis

Adjusted return on common shareholders’ equity (1)

Adjusted ROE is another key measure of shareholder value.

CIBC’s target is to achieve adjusted ROE of 20% through the cycle. In 2014, adjusted ROE of 20.9% was above this target, but below the 22.9% in 2013. We are maintaining our minimum adjusted ROE target of 20%.

Adjusted return on common shareholders’ equity(1)(2)(3) (%)

Total shareholder return

One of CIBC’s priorities is to fulfill the commitments we have made to each of our stakeholders, which includes generating a strong level of TSR.

We have two targets that support this priority:

1.     Consistent with prior years, we target on a long-term, average basis, between 40% and 50% of our earnings in the form of dividends to our common shareholders. In 2014, our adjusted dividend payout ratio(1) was within this target range.

Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. Our confidence in our ability to generate consistent, sustainable returns allowed us to increase our quarterly dividend by $0.04 to $1.00 per share in 2014. This year we also announced a new share buyback program to purchase for cancellation up to a maximum of 8.0 million outstanding common shares. In 2014, we repurchased 3,369,000 CIBC shares for cancellation. The share buyback program was renewed for another 12 months effective September 16, 2014.

2.     We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard & Poor’s (S&P)/TSX Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2014, CIBC delivered a TSR of 109.0%, above the Index return of 95.8%.

Going forward, we are maintaining our objectives to deliver an adjusted dividend payout ratio between 40% and 50% of our earnings and a rolling five-year TSR above the industry average.

Adjusted dividend payout ratio(1)(2)(3) (%) Rolling five-year total shareholder return (%)

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term sustainability.

Capital levels are a key component of balance sheet strength. We have set a target for our Basel III CET1 ratio to exceed the regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI). At the end of 2014, our Basel III CET1 ratio on an all-in basis was 10.3%, well above the regulatory target set by OSFI.

How we deploy our capital is also important. Our target is to limit the proportion of the economic capital allocated to Wholesale Banking to a maximum of 25% of CIBC’s total economic capital. At the end of 2014, the economic capital allocated to Wholesale Banking was 22%.

In addition to our capital and business mix objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong balance sheet.

Business mix (Wholesale Banking economic capital)(1)(4) (%)
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Beginning in fiscal year 2011, these measures are under IFRS; prior fiscal years are under Canadian GAAP.
(3)	Information for 2013 and 2012 has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(4)	Information for prior years has been restated to conform to the presentation in the current year.

Economic and market environment

CIBC operated in an environment of moderate economic growth in 2014. Canadian economic activity was held back by a deceleration in global growth that slowed capital spending, although exports accelerated as U.S. demand improved through the year. Home building remained brisk, at levels comparable with the prior year, and rising house prices continued to support modest growth in mortgage demand. Household consumption maintained its prior year pace, as Canadians pared back on savings to supplement spending power in the face of only moderate employment gains and limited use of non-auto consumer credit. Slightly lower unemployment rates and low interest rates kept household insolvencies and arrears at very low levels. Profit gains and solid balance sheets also kept Canadian business bankruptcies in check. Low interest rates encouraged growth in lending for both commercial and corporate banking and strong investor appetite for spread product supported corporate bond issuance, although at lower volumes in Canada than last year. Governments continued to have elevated borrowing needs, but issuance in Canada was down somewhat from the prior year. Canadian and global equity markets were strong through much of the year, supporting wealth management and an upturn in equity issuance and investment banking.

4	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Financial performance overview

Financial highlights

		IFRS				Canadian GAAP
As at or for the year ended October 31		2014	2013 (1)	2012 (1)	2011	2010
Financial results ($ millions)
Net interest income		$7,459	$7,453	$7,326	$7,062	$6,204
Non-interest income		5,917	5,265	5,159	5,373	5,881
Total revenue		13,376	12,718	12,485	12,435	12,085
Provision for credit losses		937	1,121	1,291	1,144	1,046
Non-interest expenses		8,525	7,621	7,202	7,486	7,027
Income before taxes		3,914	3,976	3,992	3,805	4,012
Income taxes		699	626	689	927	1,533
Non-controlling interests		–	–	–	–	27
Net income		$3,215	$3,350	$3,303	$2,878	$2,452
Net income (loss) attributable to non-controlling interests		(3)	(2)	9	11	–
Preferred shareholders		87	99	158	177	169
Common shareholders		3,131	3,253	3,136	2,690	2,283
Net income attributable to equity shareholders		$3,218	$3,352	$3,294	$2,867	$2,452
Financial measures
Reported efficiency ratio		63.7%	59.9%	57.7%	60.2%	58.1%
Adjusted efficiency ratio (2)		59.1%	56.5%	56.0%	56.4%	58.5%
Loan loss ratio		0.38%	0.44%	0.53%	0.51%	0.56	% (2)
Reported return on common shareholders’ equity		18.3%	21.4%	22.2%	22.2%	19.4%
Adjusted return on common shareholders’ equity (2)		20.9%	22.9%	22.8%	24.8%	21.1%
Net interest margin		1.81%	1.85%	1.84%	1.79%	1.79%
Net interest margin on average interest-earning assets		2.05%	2.12%	2.15%	2.03%	2.11%
Return on average assets		0.78%	0.83%	0.83%	0.73%	0.71%
Return on average interest-earning assets		0.89%	0.95%	0.97%	0.83%	0.83%
Total shareholder return		20.87%	18.41%	9.82%	0.43%	32.38%
Reported effective tax rate		17.9%	15.8%	17.3%	24.4%	38.2%
Adjusted effective tax rate (2)		15.4%	16.5%	18.0%	23.0%	27.2%
Common share information
Per share ($)	– basic earnings	$7.87	$8.11	$7.77	$6.79	$5.89
	– reported diluted earnings	7.86	8.11	7.76	6.71	5.87
	– adjusted diluted earnings (2)	8.94	8.65	7.98	7.57	6.39
	– dividends	3.94	3.80	3.64	3.51	3.48
	– book value	44.30	40.36	35.83	32.88	32.17
Share price ($)	– high	107.01	88.70	78.56	85.49	79.50
	– low	85.49	74.10	68.43	67.84	61.96
	– closing	102.89	88.70	78.56	75.10	78.23
Shares outstanding (thousands)	– weighted average basic	397,620	400,880	403,685	396,233	387,802
	– weighted average diluted	398,420	401,261	404,145	406,696	388,807
	– end of period	397,021	399,250	404,485	400,534	392,739
Market capitalization ($ millions)		$40,850	$35,413	$31,776	$30,080	$30,724
Value measures
Dividend yield (based on closing share price)		3.8%	4.3%	4.6%	4.7%	4.4%
Reported dividend payout ratio		50.0%	46.8%	46.9%	51.7%	59.1%
Adjusted dividend payout ratio (2)		44.0%	43.9%	45.6%	46.3%	54.4%
Market value to book value ratio		2.32	2.20	2.19	2.28	2.43
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$73,089	$78,363	$70,061	$65,437	$89,660
Loans and acceptances, net of allowance		268,240	256,380	252,732	248,409	184,576
Total assets		414,903	398,006	393,119	383,758	352,040
Deposits		325,393	315,164	300,344	289,220	246,671
Common shareholders’ equity		17,588	16,113	14,491	13,171	12,634
Average assets		411,481	403,546	397,155	394,527	345,943
Average interest-earning assets		362,997	351,687	341,053	347,634	294,428
Average common shareholders’ equity		17,067	15,167	14,116	12,145	11,772
Assets under administration (3)		1,717,563	1,513,126	1,445,870	1,317,799	1,260,989
Balance sheet quality measures (4)
Basel III – All-in basis
CET1 capital risk-weighted assets (RWA) ($ billions)		$141,250	$136,747	n/a	n/a	n/a
Tier 1 capital RWA		141,446	136,747	n/a	n/a	n/a
Total capital RWA		141,739	136,747	n/a	n/a	n/a
CET1 ratio		10.3%	9.4%	n/a	n/a	n/a
Tier 1 capital ratio		12.2%	11.6%	n/a	n/a	n/a
Total capital ratio		15.5%	14.6%	n/a	n/a	n/a
Basel II (5)
RWA ($ millions)		n/a	n/a	$115,229	$109,968	$106,663
Tier 1 capital ratio		n/a	n/a	13.8%	14.7%	13.9%
Total capital ratio		n/a	n/a	17.3%	18.4%	17.8%
Other information
Full-time equivalent employees		44,424	43,039	42,595	42,239	42,354
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.
(4)	Capital measures for fiscal years 2014 and 2013 are based on Basel III whereas measures for prior years are based on Basel II.
(5)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
n/a	Not applicable.

CIBC 2014 ANNUAL REPORT	5

Management’s discussion and analysis

2014 Financial results

Reported net income for the year was $3,215 million, compared with $3,350 million in 2013.

Adjusted net income(1) for the year was $3,657 million, compared with $3,569 million in 2013.

Reported diluted EPS for the year was $7.86, compared with $8.11 in 2013.

Adjusted diluted EPS(1) for the year was $8.94, compared with $8.65 in 2013.

2014

Net income was affected by the following items of note:

•

$543 million ($543 million after-tax) of charges relating to FirstCaribbean International Bank Limited (CIBC FirstCaribbean), comprising a goodwill impairment charge of $420 million ($420 million after-tax) and loan losses of $123 million ($123 million after-tax), reflecting revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region (Corporate and Other);

•

$190 million ($147 million after-tax) gain in respect of the Aeroplan transactions with Aimia Canada Inc. (Aimia) and TD, net of costs relating to the development of our enhanced travel rewards program ($87 million after-tax in Retail and Business Banking, and $60 million after-tax in Corporate and Other);

•	$112 million ($82 million after-tax) charge relating to the incorporation of funding valuation adjustments (FVA) into the valuation of our uncollateralized derivatives (Wholesale Banking);
•	$78 million ($57 million after-tax) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio (Wholesale Banking);
•	$52 million ($30 million after-tax) gain within an equity-accounted investment in our merchant banking portfolio (Wholesale Banking);
•

$36 million ($28 million after-tax) amortization of intangible assets(2) ($4 million after-tax in Retail and Business Banking, $15 million after-tax in Wealth Management, and $9 million after-tax in Corporate and Other);

•

$26 million ($19 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(3), including lower estimated credit losses relating to the Alberta floods (Corporate and Other);

•	$26 million ($19 million after-tax) charge resulting from operational changes in the processing of write-offs in Retail and Business Banking;
•	$22 million ($12 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Wholesale Banking); and
•	$15 million ($11 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note increased revenue by $276 million, provision for credit losses by $145 million, non-interest expenses by $539 million, and income tax expense by $34 million. In aggregate, these items of note decreased net income by $442 million.

2013

Net income was affected by the following items of note:

•

$114 million ($84 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Wholesale Banking);

•	$39 million ($37 million after-tax) restructuring charge relating to CIBC FirstCaribbean (Corporate and Other);
•

$38 million ($28 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(3), including $56 million of estimated credit losses relating to the Alberta floods;

•	$35 million ($19 million after-tax) impairment of an equity position associated with our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$24 million ($18 million after-tax) costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions with Aimia and TD (Retail and Business Banking);
•

$23 million ($19 million after-tax) amortization of intangible assets(2) ($5 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $10 million after-tax in Corporate and Other);

•	$21 million ($15 million after-tax) loan losses in our exited European leveraged finance portfolio (Wholesale Banking);
•	$20 million ($15 million after-tax) charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios (Retail and Business Banking); and
•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other).

The above items of note increased revenue by $30 million, provision for credit losses by $79 million and non-interest expenses by $249 million, and decreased income tax expense by $79 million. In aggregate, these items of note decreased net income by $219 million.

Net interest income and margin

$ millions, for the year ended October 31	2014	2013 (4)	2012
Average interest-earning assets	$ 362,997	$ 351,687	$ 341,053
Net interest income	7,459	7,453	7,326
Net interest margin on average interest-earning assets	2.05%	2.12%	2.15%

Net interest income was comparable with 2013 as volume growth across most retail products and higher revenue from corporate banking was offset by lower card revenue, as a result of the Aeroplan transactions noted above, and lower treasury revenue.

Net interest margin on average interest-earning assets was down 7 basis points primarily due to the Aeroplan transactions.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Beginning in the fourth quarter of 2013, also includes amortization of intangible assets for equity-accounted associates.
(3)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.
(4)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

6	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Non-interest income

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Underwriting and advisory fees	$444	$389	$438
Deposit and payment fees	848	824	775
Credit fees	478	462	418
Card fees	414	535	560
Investment management and custodial fees	677	474	424
Mutual fund fees	1,236	1,014	880
Insurance fees, net of claims	369	358	335
Commissions on securities transactions	408	412	402
Trading income (loss)	(176)	27	53
Available-for-sale (AFS) securities gains, net	201	212	264
Designated at fair value (FVO) gains (losses), net	(15)	5	(32)
Foreign exchange other than trading	43	44	91
Income from equity-accounted associates and joint ventures	226	140	155
Other	764	369	396
	$5,917	$5,265	$5,159

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Non-interest income was up $652 million or 12% from 2013.

Underwriting and advisory fees were up $55 million or 14%, primarily due to higher equity issuance revenue and advisory activity.

Card fees were down $121 million or 23%, as a result of the Aeroplan transactions noted above.

Investment management and custodial fees were up $203 million or 43%, primarily due to the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) and growth in client balances.

Mutual fund fees were up $222 million or 22%, primarily due to higher net sales of long-term mutual funds and market appreciation.

Trading income was down $203 million. See the “Trading activities (TEB)” section which follows for further details.

Income from equity-accounted associates and joint ventures was up $86 million or 61%, primarily due to the gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note, and a higher contribution from American Century Investments (ACI).

Other was up $395 million or 107%, primarily due to gains relating to the Aeroplan transactions and the sale of an equity investment in our exited European leveraged finance portfolio, both shown as items of note.

Trading activities (TEB)

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Trading income (loss) consists of:
Net interest income (2)	$1,049	$969	$762
Non-interest income	(176)	27	53
	$873	$996	$815
Trading income (loss) by product line:
Interest rates	$(20)	$135	$146
Foreign exchange	392	344	323
Equities	369	333	235
Commodities	48	55	52
Structured credit	35	77	7
Other	49	52	52
	$873	$996	$815

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Includes taxable equivalent basis (TEB) adjustment of $421 million (2013: $356 million; 2012: $280 million) reported within Wholesale Banking. See “Strategic business units overview” section for further details.

Net interest income comprises interest and dividends relating to financial assets and liabilities associated with trading activities, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities held-for-trading and income relating to changes in fair value of derivative financial instruments. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

Trading income was down $123 million or 12% from 2013, primarily due to the charge relating to FVA in the current year, shown as an item of note. Lower income in the structured credit run-off business and lower interest rate trading income was partially offset by higher client-driven equity trading income.

CIBC 2014 ANNUAL REPORT	7

Management’s discussion and analysis

Provision for credit losses

$ millions, for the year ended October 31	2014	2013	2012
Retail and Business Banking	$731	$930	$1,080
Wealth Management	–	1	–
Wholesale Banking	43	44	142
Corporate and Other	163	146	69
	$937	$1,121	$1,291

Provision for credit losses was down $184 million or 16% from 2013.

In Retail and Business Banking, the provision was down mainly due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. The current year also had lower losses in the business lending portfolio. The current year included a charge resulting from operational changes in the processing of write-offs, and the prior year included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, both shown as items of note.

In Wholesale Banking, the provision was comparable with the prior year. The current year had losses in our exited U.S. leveraged finance portfolio, while the prior year had losses in our exited European leveraged finance portfolio, both shown as items of note.

In Corporate and Other, the provision was up primarily due to the loan losses in the current year relating to CIBC FirstCaribbean, shown as an item of note, partially offset by a decrease in the collective allowance. The prior year included estimated credit losses related to the Alberta floods, shown as an item of note, a portion of which was estimated to not be required and therefore reversed in the current year.

Non-interest expenses

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Employee compensation and benefits
Salaries	$2,502	$2,397	$2,285
Performance-based compensation	1,483	1,299	1,236
Benefits	651	628	569
	4,636	4,324	4,090
Occupancy costs	736	700	697
Computer, software and office equipment	1,200	1,052	1,022
Communications	312	307	304
Advertising and business development	285	236	233
Professional fees	201	179	174
Business and capital taxes	59	62	50
Other	1,096	761	632
	$8,525	$7,621	$7,202

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation adopted in the current year.

Non-interest expenses increased by $904 million or 12% from 2013.

Employee compensation and benefits increased by $312 million or 7%, primarily due to higher performance-based compensation and salaries. The prior year included a restructuring charge relating to CIBC FirstCaribbean, shown as an item of note.

Computer, software and office equipment increased by $148 million or 14%, and Advertising and business development increased by $49 million or 21%, primarily due to higher spending on strategic initiatives and the costs relating to the development of our enhanced travel rewards program.

Other increased by $335 million or 44%. The goodwill impairment charge relating to CIBC FirstCaribbean was included in the current year, while the settlement charge in the structured credit run-off business was included in the prior year, both shown as items of note.

Taxes

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Income tax expense	$699	$626	$689
Indirect taxes (2)
Goods and services tax (GST), harmonized sales tax (HST) and sales taxes	330	324	321
Payroll taxes	216	204	192
Capital taxes	34	40	33
Property and business taxes	59	55	50
Total indirect taxes	639	623	596
Total taxes	$1,338	$1,249	$1,285
Reported effective tax rate	17.9%	15.8%	17.3%
Total taxes as a percentage of net income before deduction of total taxes	29.4%	27.2%	28.0%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise GST, HST, and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total income and indirect taxes were up $89 million from 2013.

Income tax expense was $699 million, compared with $626 million in 2013. Income tax expense was higher, notwithstanding lower income in the current year, primarily due to no tax recovery being booked in the current year in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses, partially offset by the impact of higher tax-exempt income.

8	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Indirect taxes were up by $16 million, mainly due to higher payroll taxes. Payroll taxes increased due to higher rates and compensation.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $207 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

The statutory income tax rate applicable to CIBC as a legal entity was 26.4% in 2014. The rate will remain the same in future years.

For a reconciliation of our income taxes in the consolidated statement of income with the combined Canadian federal and provincial income tax rate, see Note 20 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the year ended October 31	2014 vs. 2013	2013 vs. 2012	2012 vs. 2011
Estimated increase in:
Total revenue	$131	$34	$27
Provision for credit losses	17	3	5
Non-interest expense	83	14	12
Income taxes	5	1	–
Net income	26	16	10
Average US$ appreciation relative to C$	6.9%	2.0%	1.8%

Significant events

Goodwill impairment

During the year, we recognized a goodwill impairment charge of $420 million relating to CIBC FirstCaribbean. This impairment reflects revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region. For additional information, see the Accounting and control matters section and Note 8 to our consolidated financial statements.

Aeroplan Agreements and enhancements to CIBC travel rewards program

On December 27, 2013, CIBC completed the transactions contemplated by the tri-party agreements with Aimia and TD.

CIBC sold to TD approximately 50% of its existing Aerogold VISA credit card portfolio, consisting primarily of credit card only customers. Consistent with its strategy to invest in and deepen client relationships, CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio divested by CIBC consisted of $3.3 billion of credit card receivables. Upon closing, CIBC received a cash payment from TD equal to the credit card receivables outstanding being acquired by TD.

CIBC also received upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

In addition to these amounts, CIBC released $81 million of allowance for credit losses related to the sold portfolio, and incurred $3 million in direct costs related to the transaction in the quarter ended January 31, 2014. The net gain on sale of the sold portfolio recognized in the quarter ended January 31, 2014, which included the upfront payments, release of allowance for credit losses and costs related to the transaction, was $278 million ($211 million after-tax).

Under the terms of the agreements:

•	CIBC continues to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•

The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for net cardholder migration over a period of five years (Migration Payments).

•	CIBC receives annual commercial subsidy payments from TD expected to be approximately $38 million per year in each of the three years after closing.
•

The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.

In conjunction with the completion of the Aeroplan transaction, CIBC has fully released Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Separate from the tri-party agreements, CIBC continues with its plan to provide enhancements to our proprietary travel rewards program, delivering on our commitment to give our clients access to a market leading travel rewards program. The enhanced program is built on extensive research and feedback from our clients and from Canadians about what they want from their travel rewards card.

For the year ended October 31, 2014, CIBC incurred incremental costs of $88 million ($64 million after-tax) relating to the development of our enhanced travel rewards programs and in respect of supporting the tri-party agreements. Amounts recognized in respect of Migration Payments in the year ended October 31, 2014 were not significant.

Acquisition of Atlantic Trust Private Wealth Management

On December 31, 2013, CIBC completed the acquisition of Atlantic Trust from its parent company, Invesco Ltd., for $224 million (US$210 million) plus working capital and other adjustments. Atlantic Trust provides integrated wealth management solutions for high net worth individuals, families, foundations and endowments in the United States. The results of the acquired business have been consolidated from the date of close and are included in the Wealth Management SBU. For additional information, see Note 3 to our consolidated financial statements.

CIBC 2014 ANNUAL REPORT	9

Management’s discussion and analysis

Voluntary agreement on the reduction of credit card interchange fees

In recent years, the Canadian federal government has held discussions with various stakeholders on the fees paid by merchants to accept credit card payments from their customers, including fees set by payment networks known as interchange fees.

On November 4, 2014, an agreement was announced between the Canadian federal government, VISA and MasterCard for the voluntary reduction of interchange fee rates to an average effective rate of 1.50% for the next five years.

CIBC is evaluating the details of the agreement to assess the impact on CIBC, clients and other stakeholders.

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction resulted in an after-tax gain, net of associated expenses, of $57 million in the quarter ended January 31, 2014.

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2014	2013 (1)
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Retail and Business Banking	$2,050	$2,032	$1,939	$2,255	$2,087	$2,067	$1,985	$2,010
	Wealth Management	584	568	548	502	470	458	443	432
	Wholesale Banking (2)	468	670	606	680	520	589	574	557
	Corporate and Other (2)	115	88	74	197	103	135	122	166
	Total revenue	$3,217	$3,358	$3,167	$3,634	$3,180	$3,249	$3,124	$3,165
	Net interest income	$1,881	$1,875	$1,798	$1,905	$1,893	$1,883	$1,822	$1,855
	Non-interest income	1,336	1,483	1,369	1,729	1,287	1,366	1,302	1,310
	Total revenue	3,217	3,358	3,167	3,634	3,180	3,249	3,124	3,165
	Provision for credit losses	194	195	330	218	271	320	265	265
	Non-interest expenses	2,087	2,047	2,412	1,979	1,930	1,878	1,825	1,988
	Income before taxes	936	1,116	425	1,437	979	1,051	1,034	912
	Income taxes	125	195	119	260	154	173	172	127
	Net income	$811	$921	$306	$1,177	$825	$878	$862	$785
	Net income (loss) attributable to:
	Non-controlling interests	$2	$3	$(11)	$3	$(7)	$1	$2	$2
	Equity shareholders	809	918	317	1,174	832	877	860	783
EPS	- basic	$1.99	$2.26	$0.73	$2.88	$2.02	$2.13	$2.09	$1.88
	- diluted	$1.98	$2.26	$0.73	$2.88	$2.02	$2.13	$2.09	$1.88

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current period.
(2)	Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.

Compared with Q4/13

Net income for the quarter was $811 million, down $14 million or 2% from the fourth quarter of 2013.

Net interest income was down $12 million or 1%, primarily due to lower card revenue as a result of the Aeroplan transactions noted above, and lower treasury revenue, partially offset by volume growth across most retail products.

Non-interest income was up $49 million or 4%, primarily due to higher fee-based revenue, partially offset by the charge relating to FVA, shown as an item of note. The same quarter last year included an impairment of an equity position, shown as an item of note.

Provision for credit losses was down $77 million or 28%. In Retail and Business Banking, the provision was down due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio, and lower losses in the business lending portfolio. In Wholesale Banking, the provision was up primarily due to higher losses in the U.S. real estate finance portfolio. In Corporate and Other, the provision was down primarily due to lower losses in CIBC FirstCaribbean.

Non-interest expenses were up $157 million or 8%, primarily due to higher employee-related compensation and computer, software and office expenses. The same quarter last year included the restructuring charge relating to CIBC FirstCaribbean.

Income tax expense was down $29 million or 19%, primarily due to an increase in the relative proportion of income earned in low tax jurisdictions, and lower income.

Compared with Q3/14

Net income for the quarter was $811 million, down $110 million or 12% from the prior quarter.

Net interest income was comparable with the prior quarter as volume growth across most retail products was largely offset by lower trading income.

Non-interest income was down $147 million or 10%, primarily due to the charge relating to FVA noted above. In addition, the prior quarter included a gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note.

Provision for credit losses was comparable with the prior quarter. In Retail and Business Banking, the provision was down due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices. In Wholesale Banking, the provision was up due to higher losses in the U.S. real estate finance portfolio. In Corporate and Other, the provision was down primarily due to lower losses in CIBC FirstCaribbean.

Non-interest expenses were up $40 million or 2%, primarily due to higher professional fees and computer software and office equipment expenses.

Income tax expense was down $70 million or 36%, primarily due to lower income.

10	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, largely offset by the impact of the sold Aeroplan portfolio from the first quarter of 2014, the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2014 also included the gain relating to the Aeroplan transactions with Aimia and TD.

Wealth Management revenue has benefitted from the impact of the acquisition of Atlantic Trust from the first quarter of 2014, higher average assets under management (AUM), higher contribution from our investment in ACI, and strong net sales of long-term mutual funds.

Wholesale Banking revenue is influenced, to a large extent, by capital markets conditions, and includes the TEB adjustment. Revenue has also been impacted by the volatility in the structured credit run-off business. The fourth quarter of 2014 included the charge related to FVA, while the third quarter and the first quarter of 2014 included gains within an equity-accounted investment in our merchant banking portfolio and on the sale of an equity investment in our exited European leveraged finance portfolio, respectively. The fourth quarter of 2013 included the impairment of an equity position in our exited U.S. leveraged finance portfolio.

Corporate and Other includes the offset related to the TEB adjustment noted above. The first quarter of 2014 included the gain relating to the Aeroplan transactions noted above and the first quarter of 2013 included the gain on sale of the private wealth management (Asia) business.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card portfolio have been trending lower since 2013 and have declined further in 2014 due to credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. A charge resulting from operational changes in the processing of write-offs was included in the first quarter of 2014, and a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios was included in the third quarter of 2013. In Wholesale Banking, the second quarter of 2014 included losses in the exited U.S. leveraged finance portfolio. The second and third quarters of 2013 had higher losses in the exited European leveraged finance portfolio. In Corporate and Other, the second quarter of 2014 had loan losses relating to CIBC FirstCaribbean. The third quarter of 2013 had an increase in the collective allowance, which included estimated credit losses relating to the Alberta floods, while the first and third quarters of 2014 included a decrease in collective allowance, including partial reversal of the credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, including pension expense, as well as higher spending on strategic initiatives. The second quarter of 2014 had a goodwill impairment charge and the fourth quarter of 2013 had a restructuring charge relating to CIBC FirstCaribbean. The first half of 2014 and the fourth quarter of 2013 had expenses relating to the development of our enhanced travel rewards program, and to the Aeroplan transactions with Aimia and TD. The first quarter of 2013 also had higher expenses in the structured credit run-off business.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items, and the level of tax-exempt income. No tax recovery was booked in the second quarter of 2014 in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

Review of 2013 financial performance

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking (1)	Corporate and Other (1)	CIBC Total
2013 (2)	Net interest income	$5,656	$186	$1,403	$208	$7,453
	Non-interest income	2,155	1,960	832	318	5,265
	Intersegment revenue	338	(343)	5	–	–
	Total revenue	8,149	1,803	2,240	526	12,718
	Provision for credit losses	930	1	44	146	1,121
	Non-interest expenses	4,051	1,301	1,317	952	7,621
	Income (loss) before taxes	3,168	501	879	(572)	3,976
	Income taxes	791	116	180	(461)	626
	Net income (loss)	$2,377	$385	$699	$(111)	$3,350
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$(2)	$(2)
	Equity shareholders	2,377	385	699	(109)	3,352
2012 (2)	Net interest income	$5,518	$187	$1,113	$508	$7,326
	Non-interest income	2,098	1,783	912	366	5,159
	Intersegment revenue	294	(296)	2	–	–
	Total revenue	7,910	1,674	2,027	874	12,485
	Provision for credit losses	1,080	–	142	69	1,291
	Non-interest expenses	3,950	1,238	1,109	905	7,202
	Income (loss) before taxes	2,880	436	776	(100)	3,992
	Income taxes	724	101	187	(323)	689
	Net income	$2,156	$335	$589	$223	$3,303
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$9	$9
	Equity shareholders	2,156	335	589	214	3,294

(1)	Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	11

Management’s discussion and analysis

The following discussion provides a comparison of our results of operations for the years ended October 31, 2013 and 2012.

Overview

Net income for 2013 was $3,350 million, compared with $3,303 million in 2012. The increase in net income of $47 million was due to higher revenue, a lower provision for credit losses, and lower income taxes, partially offset by higher non-interest expenses.

Revenue by segments

Retail and Business Banking

Revenue was up $239 million or 3% from 2012, primarily due to volume growth across most retail products, wider retail spreads and higher fees, partially offset by lower revenue from our exited FirstLine mortgage broker business.

Wealth Management

Revenue was up $129 million or 8% from 2012, primarily due to higher fee-based revenue in retail brokerage, higher assets under management, strong net sales of long-term mutual funds and higher contribution from our investment in ACI.

Wholesale Banking

Revenue was up $213 million or 11% from 2012, primarily due to higher revenue from corporate banking and investment portfolio gains within corporate and investment banking and higher capital markets revenue.

Corporate and Other

Revenue was down $348 million or 40% from 2012, mainly due to lower treasury revenue and a higher TEB adjustment.

Consolidated CIBC

Net interest income

Net interest income was up $127 million or 2% from 2012, primarily due to higher trading income, wider retail spreads, volume growth across most retail products and higher revenue from corporate banking, partially offset by lower treasury revenue.

Non-interest income

Non-interest income was up $106 million or 2% from 2012, primarily due to higher client assets under management driven by market appreciation and net sales of long-term mutual funds, and higher fees due to growth in our corporate lending business. This was partially offset by losses from our exited U.S. leveraged finance portfolio and higher losses on economic hedging activities.

Provision for credit losses

Provision for credit losses was down $170 million or 13% from 2012. In Retail and Business Banking, the provision was down due to lower write-offs and bankruptcies in the cards portfolio and lower losses in the personal lending portfolio, partially offset by a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, shown as an item of note. In Wholesale Banking, the provision was down mainly due to lower losses in the U.S. real estate finance portfolio. 2012 included losses in the exited U.S. leveraged finance portfolio and 2013 included losses in the exited European leveraged finance portfolio, both shown as items of note. In Corporate and Other, the provision was up due to higher losses in CIBC FirstCaribbean. In addition, the collective allowance reported in this segment increased, which included $56 million of estimated credit losses relating to the Alberta floods, shown as an item of note. The increase in the collective allowance relating to the personal lending portfolio was largely offset by a decrease to the collective allowance relating to the commercial lending portfolio.

Non-interest expenses

Non-interest expenses increased by $419 million or 6% from 2012, primarily due to higher employee compensation and benefits which included a restructuring charge relating to CIBC FirstCaribbean, shown as an item of note, and higher expenses in the structured credit run-off business which included the Lehman-related settlement charge shown as an item of note.

Income taxes

Income tax expense was $626 million, compared with $689 million in 2012. This change was primarily due to higher tax-exempt income in 2013.

Outlook for calendar year 2015

Global growth is on track to be only marginally stronger in 2015, as an easing pace in China and recession risks in Russia, coupled with still sluggish gains in Europe, offset an expected acceleration in North America. The U.S. appears to be gathering momentum from improved credit access for households and the income gains associated with healthy job growth, which is expected to set the stage for nearly 3% real GDP growth in 2015. Canada’s growth rate should run in the 2.5% to 3.0% range, with exports lifted by improved U.S. demand and a weaker Canadian dollar, and federal tax cuts underpinning moderate growth in consumption, countering reduced activity in housing construction. The U.S. Federal Reserve is likely to begin lifting interest rates moderately in the first half of the year, with the Bank of Canada waiting until later in 2015 before following suit, given its higher starting point for rates, but long-term yields could rise early in the year in both countries in anticipation of that policy tightening.

Retail and Business Banking could see a moderation in already temperate growth in mortgage credit if house price inflation eases on rising mortgage rates, but non-auto consumer credit is unlikely to decelerate from its already modest pace. Demand for business credit should continue to grow at a healthy pace, with tighter capacity use and a more competitive exchange rate supporting business capital spending. A further drop in the unemployment rate and rising profits should support credit quality, but business and household insolvency rates are unlikely to dip from what are already very low levels.

Equity markets might see somewhat slower gains and moderating new issuance volumes after a strong 2014, but growing pools of household savings will support demand for wealth management.

Wholesale Banking should benefit as business capital spending picks up somewhat from very low levels, supporting the demand for corporate financing. Provincial governments will continue to have elevated financing needs, including those tied to ongoing infrastructure projects.

12	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of taxes, and any other item specified in the table on the following page to calculate the adjusted EPS.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB basis, as applicable.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate the adjusted dividend payout ratio.

Adjusted return on common shareholders’ equity

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate the adjusted ROE.

Adjusted effective tax rate

We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note to calculate the adjusted effective tax rate.

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. The economic capital measure is based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

Managed loans and acceptances

Under Canadian GAAP, securitized loans were removed from the consolidated balance sheet upon sale. Loans on a managed basis included securitization inventory as well as loans and securities sold. We used this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

CIBC 2014 ANNUAL REPORT	13

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		IFRS				Canadian GAAP
$ millions, as at or for the year ended October 31		2014	2013 (1)	2012 (1)	2011	2010
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$3,131	$3,253	$3,136	$2,728	$2,283
After-tax impact of items of note (2)		442	219	88	316	200
After-tax impact of items of note on non-controlling interests		(10)	–	–	–	–
Dividends on convertible preferred shares (3)		–	–	–	(38)	–
Adjusted net income attributable to diluted common shareholders (4)	B	$3,563	$3,472	$3,224	$3,006	$2,483
Reported diluted weighted average common shares outstanding (thousands)	C	398,420	401,261	404,145	406,696	388,807
Removal of impact of convertible preferred shares (thousands) (3)		–	–	–	(9,609)	–
Adjusted diluted weighted average shares outstanding (thousands) (4)	D	398,420	401,261	404,145	397,087	388,807
Reported diluted EPS ($)	A/C	$7.86	$8.11	$7.76	$6.71	$5.87
Adjusted diluted EPS ($) (4)	B/D	8.94	8.65	7.98	7.57	6.39
Reported and adjusted efficiency ratio
Reported total revenue	E	$13,376	$12,718	$12,485	$12,435	$12,085
Pre-tax impact of items of note (2)		(276)	(30)	(9)	21	(291)
TEB		421	357	281	189	53
Adjusted total revenue (4)	F	$13,521	$13,045	$12,757	$12,645	$11,847
Reported non-interest expenses	G	$8,525	$7,621	$7,202	$7,486	$7,027
Pre-tax impact of items of note (2)		(539)	(249)	(63)	(358)	(99)
Adjusted non-interest expenses (4)	H	$7,986	$7,372	$7,139	$7,128	$6,928
Reported efficiency ratio	G/E	63.7%	59.9%	57.7%	60.2%	58.1%
Adjusted efficiency ratio (4)	H/F	59.1%	56.5%	56.0%	56.4%	58.5%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	I	$3,131	$3,253	$3,136	$2,690	$2,283
After-tax impact of items of note (2)		442	219	88	316	200
After-tax impact of items of note on non-controlling interests		(10)	–	–	–	–
Adjusted net income attributable to common shareholders (4)	J	$3,563	$3,472	$3,224	$3,006	$2,483
Dividends paid to common shares	K	$1,567	$1,523	$1,470	$1,391	$1,350
Reported dividend payout ratio	K/I	50.0%	46.8%	46.9%	51.7%	59.1%
Adjusted dividend payout ratio (4)	K/J	44.0%	43.9%	45.6%	46.3%	54.4%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	L	$ 17,067	$15,167	$14,116	$12,145	$11,772
Reported return on common shareholders’ equity	I/L	18.3%	21.4%	22.2%	22.2%	19.4%
Adjusted return on common shareholders’ equity (4)	J/L	20.9%	22.9%	22.8%	24.8%	21.1%
Reported and adjusted effective tax rate
Reported income before income taxes	M	$3,914	$3,976	$3,992	$3,805	$4,012
Pre-tax impact of items of note (2)		408	298	107	328	(333)
Adjusted income before income taxes (4)	N	$4,322	$4,274	$4,099	$4,133	$3,679
Reported income taxes	O	$699	$626	$689	$927	$1,533
Tax impact of items of note (2)		(34)	79	49	24	(533)
Adjusted income taxes (4)	P	$665	$705	$738	$951	$1,000
Reported effective tax rate	O/M	17.9%	15.8%	17.3%	24.4%	38.2%
Adjusted effective tax rate (4)	P/N	15.4%	16.5%	18.0%	23.0%	27.2%
Loan loss ratio
Loans and acceptances (net of allowances for credit losses)						$184,576
Add: loans securitized						53,669
Managed loans and acceptances (4)	Q					$238,245
Specific provision for credit losses						$1,201
Add: losses on securitized portfolio						135
Specific provision for credit losses on a managed basis (4)	R					$1,336
Loan loss ratio (on managed basis) (4)	R/Q					0.56%

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
IFRS
2014 Reported net income		$2,483	$471	$895	$(634)	$3,215
After-tax impact of items of note (2)		(64)	15	18	473	442
Adjusted net income (4)		$2,419	$486	$913	$(161)	$3,657
2013 (1) Reported net income		$2,377	$385	$699	$(111)	$3,350
After-tax impact of items of note (2)		38	4	118	59	219
Adjusted net income (4)		$2,415	$389	$817	$(52)	$3,569
2012 (1) Reported net income		$2,156	$335	$589	$223	$3,303
After-tax impact of items of note (2)		8	(34)	67	17	58
Adjusted net income (4)		$2,164	$301	$656	$240	$3,361
2011 Reported net income		$2,184	$279	$543	$(128)	$2,878
After-tax impact of items of note (2)		9	1	100	194	304
Adjusted net income (4)		$2,193	$280	$643	$66	$3,182
Canadian GAAP
2010 Reported net income		$1,843	$225	$342	$42	$2,452
After-tax impact of items of note (2)		–	(6)	156	50	200
Adjusted net income (4)		$1,843	$219	$498	$92	$2,652

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Reflects impact of items of note under “2014 Financial results” section and below.
(3)	We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital (NVCC) advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC. The impact of dilution prior to August 17, 2011 has been removed for the purposes of calculation of the adjusted diluted EPS.
(4)	Non-GAAP measure.

14	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Impact of the items of note in prior years

2012

Net income was affected by the following items of note:

•	$57 million ($32 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment (Wealth Management);
•

$33 million ($24 million after-tax) loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis ($23 million after-tax in Wholesale Banking and $1 million after-tax in Corporate and Other);

•

$30 million ($25 million after-tax) amortization of intangible assets ($8 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $16 million after-tax in Corporate and Other);

•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases (Wholesale Banking);
•

$24 million ($19 million after-tax) gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group Acquisition Corporation, net of associated expenses (Wholesale Banking); and

•	$20 million ($15 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note increased revenue by $9 million, provision for credit losses by $53 million and non-interest expenses by $63 million, and decreased income tax expense by $49 million. In aggregate, these items of note decreased net income by $58 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$30 million premium paid on preferred share redemptions.

2011

Net income was affected by the following items of note:

•	$203 million goodwill impairment charge relating to CIBC FirstCaribbean (Corporate and Other);
•	$178 million ($128 million after-tax) loss from the structured credit run-off business (Wholesale Banking);
•	$90 million ($65 million after-tax) loss from mark-to-market (MTM) volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities (Corporate and Other);
•	$90 million ($46 million after-tax) gain on sale of a merchant banking investment, net of associated expenses (Wholesale Banking);
•	$76 million ($55 million after-tax) reduction in the collective allowance (Corporate and Other);
•	$37 million after-tax gain on the sale of CIBC Mellon Trust Company’s Issuer Services business (Corporate and Other);
•

$35 million ($28 million after-tax) amortization of intangible assets ($9 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $18 million after-tax in Corporate and Other); and

•	$25 million ($18 million after-tax) loan loss in our exited European leveraged finance business (Wholesale Banking).

The above items of note decreased revenue by $21 million, provision for credit losses by $51 million, increased non-interest expenses by $358 million, and decreased income tax expense by $24 million. In aggregate, these items of note decreased net income by $304 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$12 million premium paid on preferred share redemptions.

2010 (Canadian GAAP)

Net income was affected by the following items of note:

•	$232 million ($161 million after-tax) loss from the structured credit run-off business (Wholesale Banking);
•	$411 million ($117 million loss after-tax) of foreign exchange gains on capital repatriation activities (Corporate and Other);
•	$141 million ($98 million after-tax) reduction in the general allowance (Corporate and Other);
•

$25 million net deferred tax assets write-down resulting from the enactment of lower Ontario corporate tax rates ($6 million increase in Wealth Management and $31 million write-down in Corporate and Other);

•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits (Wholesale Banking); and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on MTM of credit derivatives in our corporate loan hedging program (Wholesale Banking).

The above items of note increased revenue by $291 million, decreased provision for credit losses by $141 million, increased non-interest expenses by $99 million, and income tax expense by $533 million. In aggregate, these items of note decreased net income by $200 million.

CIBC 2014 ANNUAL REPORT	15

Management’s discussion and analysis

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury, which all form part of Corporate and Other. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury, as noted below. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

During the year, the Strategy and Corporate Development functional group was moved into Administration. This change had no impact on our reported results.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Revenue, taxable equivalent basis

The SBUs evaluate revenue on a TEB basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

16	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Retail and Business Banking

Retail and Business Banking provides financial advice, as well as banking, investment and authorized insurance products to our clients through the channel that best meets their needs. Through our branches, mobile advisors, and award winning telephone, online, and mobile banking channels, CIBC allows clients to bank when, where, and how they want.

Our business strategy

Retail and Business Banking has actively shifted its strategy to a client focus with the objective of enhancing the client experience and accelerating profitable revenue growth across all of our channels. To deliver on our objectives, we are focused on making banking easy, personalized, and flexible, which will support us in deepening client relationships, and acquiring and retaining clients.

2014 progress

Accelerating Profitable Revenue Growth	Enhancing the Client Experience

•       We put innovation in the hands of our clients with our new CIBC Tim Hortons Double Double Visa Card. The card leverages a first-of-its-kind two-button technology that combines a no annual fee CIBC Visa credit card with a Tim Hortons rewards card.

•       Our CIBC Aventura Travel Rewards Program exceeded sales expectations for the year, by delivering the flexibility Canadians told us they valued in a rewards card, including the ability to travel on points on any airline.

•       The first phase of our branch-based technology platform called COMPASS, was rolled out to all of our branches, enabling our advisors to strengthen and deepen relationships with new and existing clients.

•       We expanded Small Business Advisory services to better meet client needs and help us grow this portfolio.

•       Our efforts to renew FirstLine mortgage clients into a CIBC-brand mortgage continued to exceed expectations, with 47% of renewing clients choosing to switch to CIBC. This provides us with an opportunity to deepen our relationship with these clients by meeting their broader financial needs.

•       CIBC earned continued external recognition for online and mobile banking. We were recognized for having the best mobile banking offer among the Big 5 banks by Forrester Research. In addition, we were named “Best Consumer Internet Bank – Canada” and “Best Integrated Consumer Bank Site – North America” by Global Finance.

•       We were the first major bank in Canada to offer remote deposit capture using a mobile device. CIBC eDeposit allows our clients to deposit cheques by simply taking a picture using their smartphone and CIBC’s Mobile Banking App. More than two million cheques were deposited using our eDeposit feature in 2014.

•       CIBC was also the first bank in Canada to deliver eDeposit to our business banking clients, enabling them to quickly scan, securely upload and deposit a large number of cheques in a single transaction using a desktop cheque scanner.

•       We launched a significant expansion of our industry-leading mobile payments offer, bringing the offer to the TELUS, Bell, and Virgin Mobile networks, giving more Canadians the opportunity to pay with their phone and furthering CIBC’s leadership position in this growing market.

•       We implemented a new partnership with the Greater Toronto Airports Authority as its exclusive financial institution sponsor at Toronto Pearson International Airport, providing CIBC clients and other travelers innovative access to financial services at Canada’s largest airport.

Our focus for 2015

Our focus in the coming year will be to pursue our strategy to make banking easy, personalized, and flexible for our clients.

Easy: We will continue to focus on simplifying and automating processes to make it as easy as possible for our clients to manage their banking and apply for new products and services with CIBC.

Personalized: Clients want their bank to know them, and understand their needs. We will continue to make progress in leveraging technology and innovation to deepen client relationships, including providing differentiated service to clients based on their relationship with CIBC and their banking preferences.

Flexible: Access to finance is becoming increasingly important to earning a client’s business and forming a deeper banking relationship with them. CIBC leads the market in delivering innovations to clients that allow them to bank where, when, and how they want, such as mobile banking, eDeposit, and mobile payments. We will continue to invest in these areas in 2015.

2014 financial review

Revenue(1) ($ billions)	Net income(1) ($ billions)	Average funds managed ($ billions)	Efficiency ratio(1) (%)

CIBC 2014 ANNUAL REPORT	17

Management’s discussion and analysis

Personal banking

•       6.6% growth in total Personal banking funds managed

•       Strong growth in CIBC-brand funds managed at 7.9%, led by CIBC-brand mortgage growth of 14.8%

•       FirstLine retention of 47% for 2014 exceeded target level of 25%

•       Increased frontline sales force by 5.8% year-over-year

Average funds managed – Personal banking(1) ($ billions)

Business banking • 7.0% growth in Business banking funds managed • Business lending grew 5.2%, led by 8.6% growth in core lending balances • Business deposits grew 8.4%	Average funds managed – Business banking ($ billions)

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

18	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2014	2013 (2)	2012 (2)
Revenue
Personal banking	$6,362	$6,034	$5,794
Business banking	1,530	1,529	1,508
Other	384	586	608
Total revenue	8,276	8,149	7,910
Provision for credit losses	731	930	1,080
Non-interest expenses	4,238	4,051	3,950
Income before taxes	3,307	3,168	2,880
Income taxes	824	791	724
Net income	$2,483	$2,377	$2,156
Net income attributable to:
Equity shareholders (a)	$2,483	$2,377	$2,156
Efficiency ratio	51.2%	49.7%	49.9%
Return on equity (3)	64.1%	62.5%	63.8%
Charge for economic capital (3) (b)	$(479)	$(478)	$(439)
Economic profit (3) (a+b)	$2,004	$1,899	$1,717
Average assets ($ billions)	$229.9	$226.9	$227.1
Full-time equivalent employees	21,864	21,781	21,857

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $106 million or 4% from 2013, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $127 million or 2% from 2013.

Personal banking revenue was up $328 million or 5%, primarily due to volume growth across most products and higher fees.

Business banking revenue was comparable with 2013, as volume growth was offset by narrower spreads.

Other was down $202 million or 34%, primarily due to lower cards revenue as a result of the Aeroplan transactions and lower revenue from our exited FirstLine mortgage broker business, partially offset by the gain relating to the Aeroplan transactions in the current year, shown as an item of note.

Provision for credit losses

Provision for credit losses was down $199 million or 21% from 2013, mainly due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. The current year also had lower losses in the business lending portfolio. The current year included a charge resulting from operational changes in the processing of write-offs, and the prior year included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, both shown as items of note.

Non-interest expenses

Non-interest expenses were up $187 million or 5% from 2013, primarily due to higher spending on strategic initiatives, and the costs relating to the development of our enhanced travel rewards program and the Aeroplan transactions shown as an item of note.

Income taxes

Income taxes were up $33 million or 4% from 2013, primarily due to higher income.

Average assets

Average assets were up $3.0 billion or 1% from 2013 due to growth in CIBC-brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Excluding exited FirstLine mortgages and the sold Aeroplan portfolio, average assets grew by 9%.

CIBC 2014 ANNUAL REPORT	19

Management’s discussion and analysis

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Our business strategy

In Wealth Management we seek to grow our business in Canada and internationally, particularly in the United States. This growth is supported by three strategic priorities:

1.	Enhance the client experience and strengthen relationships
2.	Attract new clients
3.	Pursue strategic growth opportunities

2014 progress

We made good progress in 2014 against our strategic objectives.

Enhance the client experience and strengthen relationships	Attract new clients	Pursue strategic growth opportunities

•       CIBC Investor’s Edge continued to build value for clients with the launch of the $6.95 flat-fee trading and new technical analysis tools.

•       In CIBC Private Wealth Management, we expanded our branch footprint in Alberta and British Columbia to provide added convenience and service for our high net worth clients.

•       In CIBC Wood Gundy, we continued to invest in our strong technology platform having launched a pilot program to significantly streamline the new client and account opening process.

•       We launched the Family Wealth Forum to provide high net worth clients the knowledge and tools to preserve family legacy and wealth.

•       We achieved $100 billion in AUM in our Canadian asset management business and our 5th consecutive record for long-term mutual funds net sales of $5.4 billion.

•       We are growing our assets by attracting high quality advisors and relationship managers to our full-service brokerage and private wealth management platforms, which includes CIBC Wood Gundy, CIBC Private Wealth Management and Atlantic Trust.

• We completed our acquisition of Atlantic
Trust, a U.S. private wealth management
firm as part of our strategic plan to grow our
North American wealth management
business.

•       To complement our organic growth
momentum, we seek acquisitions and
investments that align to our risk profile.

Our focus for 2015

Our strategic priorities remain the same for 2015, focused on:

•	Offering leading wealth management solutions for high net worth individuals primarily in North America
•	Attracting and deepening client relationships within the high net worth and institutional client segments through our integrated offer
•	Being a top-performing global active asset management firm
•	Pursuing strategic opportunities aligned with our North American growth strategy

2014 financial review

Revenue ($ billions)	Net income(1) ($ millions)	Assets under administration ($ billions)	Mutual funds ($ billions)

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

20	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Retail brokerage

•       11% growth in AUA – retail brokerage
•       16% growth in AUA – online brokerage
•       CIBC Wood Gundy, our full service brokerage, continues to strengthen client relationships with overall client satisfaction amongst the industry leaders

Assets under administration – CIBC Wood Gundy ($ billions)

Asset management

•       14% growth in assets under management
•       Record net sales of long-term mutual funds of $5.4 billion
•       Launched several new funds to meet investors’ evolving investment needs, with a focus on providing income solutions, mitigating the impact of currency fluctuations and market volatility

Assets under management – Asset management(1) ($ billions)

Private wealth management

•       214% growth in funds managed and assets under administration
•       In January 2014, we completed our acquisition of Atlantic Trust, a U.S. private wealth management firm
•       CIBC Private Wealth Management expanded its branch footprint in Alberta and British
Columbia to provide added convenience and service for our high net worth clients

Funds managed and Assets under administration – Private wealth management ($ billions)

(1)	Certain prior year information has been restated to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	21

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2014	2013 (2)	2012 (2)
Revenue
Retail brokerage	$1,185	$1,060	$1,014
Asset management	742	621	560
Private wealth management	275	122	100
Total revenue	2,202	1,803	1,674
Provision for credit losses	–	1	–
Non-interest expenses	1,582	1,301	1,238
Income before taxes	620	501	436
Income taxes	149	116	101
Net income	$471	$385	$335
Net income attributable to:
Non-controlling interests	$2	$–	$–
Equity shareholders (a)	469	385	335
Efficiency ratio	71.8%	72.2%	74.0%
Return on equity (3)	22.4%	20.4%	19.6%
Charge for economic capital (3) (b)	$(255)	$(231)	$(214)
Economic profit (3) (a+b)	$214	$154	$121
Average assets ($ billions)	$4.4	$4.0	$4.0
Assets under administration ($ billions)	$296.8	$233.9	$217.1
Full-time equivalent employees	4,169	3,840	3,783

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $86 million or 22% from 2013, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $399 million or 22% from 2013.

Retail brokerage revenue was up $125 million or 12%, primarily due to higher fee-based and commission revenue.

Asset management revenue was up $121 million or 19%, primarily due to higher client AUM driven by market appreciation and higher net sales of long-term mutual funds, and higher contribution from our investment in ACI.

Private wealth management revenue was up $153 million or 125%, mainly due to the acquisition of Atlantic Trust on December 31, 2013, and growth in client balances.

Non-interest expenses

Non-interest expenses were up $281 million or 22% from 2013, primarily due to the impact of the acquisition noted above and higher performance-based compensation.

Income taxes

Income taxes were up $33 million or 28% from 2013, mainly due to higher income.

Assets under administration

Assets under administration were up $62.9 billion or 27% from 2013, due to the acquisition of Atlantic Trust, strong net flows and market appreciation.

22	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Wholesale Banking

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Our business strategy

Our goal is to be the leading integrated solutions partner for our clients. We are focused on developing deep client relationships and earning our clients’ trust through unparalleled execution and innovation, and strong collaboration across CIBC.

2014 progress

We made good progress in 2014 against our strategy.

Add the most value to clients in Canada	Serve our priority clients abroad	Identify and export our core capabilities

•       We continued to add value and strengthen service through enhanced client coverage and the delivery of strategic solutions across our businesses.

•       We continued to enhance our leading e-business capabilities to meet client trading needs across asset classes.

•       We provided value to our clients through award-winning research spanning economics, commodities, foreign exchange and equities.

•       We helped clients grow globally through expanded lending and advisory mandates, particularly in the areas of energy, mining and infrastructure.

•       We expanded our suite of capital markets products to support our clients’ businesses, particularly in the areas of foreign exchange, fixed income, commodities and equity derivatives in key regions globally.

•       We continued to invest in our U.S. platform with a focus on energy and infrastructure.

•       We also leveraged our industry expertise to grow our global presence in infrastructure and project finance, with a focus on client needs in the U.S., Europe, Asia and select international locations.

Our focus for 2015

To achieve our goal, we are focused on three strategic priorities:

•	Deepening client relationships and further strengthening our products and platform in Canada to be the leading partner for our clients
•	Targeted international growth aligned to core sectors and clients that we know well and where we have deep expertise
•	Continuing to collaborate and innovate to deliver ideas and solutions to Retail and Business Banking, Wealth Management and Wholesale Banking clients across CIBC

2014 financial review

Revenue(1) ($ billions)	Net income(1) ($ millions)	Economic capital(2) ($ billions)	Average value-at-risk (VaR) ($ millions)

We participated in a number of key transactions such as:

•	Joint bookrunner in a new $3.5 billion revolving credit facility and joint lead agent and joint bookrunner for $1 billion of senior secured bonds for North West Redwater Partnership;
•	Joint bookrunner on a $2 billion bond financing for TELUS;
•	Joint bookrunner on PrairieSky Royalty’s $1.7 billion initial public offering and $2.6 billion secondary offering of common shares;
•	Joint lead on the $1.5 billion inaugural 50-year financing for the Government of Canada;
•

Financial advisor to WSP Global Inc. for its US$1.2 billion acquisition of Parsons Brinckerhoff, and to finance the acquisition, sole bookrunner on US$1.6 billion in credit facilities and joint bookrunner on its $538 million offering of subscription receipts;

•	Financial advisor to Penn-West Petroleum on the sale of certain assets with a value of approximately $500 million in three separate transactions;
•	Joint bookrunner on Cardinal Energy’s $248 million initial public offering; and
•	Financial advisor to Merit Energy on the sale of oil and gas assets with a value of approximately US$1.4 billion.

CIBC 2014 ANNUAL REPORT	23

Management’s discussion and analysis

Capital markets

•       Named best Canadian Prime Broker in the 2014 Canadian Hedge Fund Awards

•       Ranked #1 IPO underwriter in Canada

Bloomberg

•       Ranked #1 in Canadian equity trading – by volume, value and number of trades

TSX and ATS Market Share Report, 2009 – present

•       2014 Greenwich Share Leader in Canadian Equity Trading Share

Greenwich Associates 2014 Canadian Equity Investors Study

•       Named Canada Derivatives House Of The Year

2014 Global Capital Americas Derivatives Awards

•       Ranked #1 for Retail Structured Products

Bloomberg

Revenue – Capital markets(1) ($ millions)

Corporate and investment banking

•       Ranked #1 in Corporate Lending Loan Syndication by value and number of deals led

Thomson Reuters League Tables, September 2014

•       Won five awards for Project Finance Deals of 2013

Project Finance Magazine and Project Finance International Magazine

•       Ranked #2 in Investment Banking Market Share

Brendan Woods International, 2014

•       Among the Top 20 greenest banks in the world

Bloomberg Markets Magazine

Revenue – Corporate and investment banking(1) ($ millions)

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	For additional information, see the “Non-GAAP measures” section.

24	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2014	2013 (2)	2012 (2)
Revenue
Capital markets	$1,193	$1,265	$1,193
Corporate and investment banking	1,120	919	793
Other	111	56	41
Total revenue (3)	2,424	2,240	2,027
Provision for credit losses	43	44	142
Non-interest expenses	1,219	1,317	1,109
Income before taxes	1,162	879	776
Income taxes (3)	267	180	187
Net income	$895	$699	$589
Net income attributable to:
Equity shareholders (a)	$895	$699	$589
Efficiency ratio	50.3%	58.8%	54.7%
Return on equity (4)	37.4%	32.4%	28.5%
Charge for economic capital (4) (b)	$(294)	$(269)	$(262)
Economic profit (4) (a+b)	$601	$430	$327
Average assets ($ billions)	$122.5	$121.3	$115.0
Full-time equivalent employees	1,304	1,273	1,268

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(3)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $421 million (2013: $357 million; 2012: $281 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $196 million or 28% from 2013, primarily due to higher revenue and lower non-interest expenses, partially offset by higher taxes.

Revenue

Revenue was up $184 million or 8% from 2013.

Capital markets revenue was down $72 million or 6% due to the charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives, shown as an item of note, and lower debt underwriting activity, partially offset by higher revenue from equity issuances, equity derivatives and foreign exchange trading.

Corporate and investment banking revenue was up $201 million or 22%, primarily due to higher revenue from corporate banking, U.S. real estate finance and equity issuances. The current year had a gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note.

Other revenue was up $55 million or 98%, primarily due to a gain on the sale of an equity investment in our exited European leveraged finance portfolio in the current year and an impairment of an equity position associated with our exited U.S. leveraged finance portfolio in the prior year, both shown as items of note. These were partially offset by losses in the structured credit run-off business compared with gains in the prior year.

Provision for credit losses

Provision for credit losses was comparable with 2013. The current year had losses in our exited U.S. leveraged finance portfolio, while the prior year had losses in our exited European leveraged finance portfolio, both shown as items of note.

Non-interest expenses

Non-interest expenses were down $98 million or 7% from 2013, as the prior year included expenses in the structured credit run-off business related to the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings Inc., shown as an item of note, partially offset by higher spending on strategic initiatives and higher employee-related costs.

Income taxes

Income taxes were up $87 million or 48% from 2013, primarily due to higher income.

Average assets

Average assets were up $1.2 billion or 1% from 2013, primarily due to higher loan balances in corporate banking and U.S. real estate finance, partially offset by lower derivatives valuation.

CIBC 2014 ANNUAL REPORT	25

Management’s discussion and analysis

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

$ millions, for the year ended October 31	2014	2013	2012
Net interest income (expense)	$(30)	$(50)	$(67)
Trading income	35	80	35
FVO losses	(16)	(11)	(12)
Other income	–	26	45
Total revenue	(11)	45	1
Non-interest expenses	4	159	21
Loss before taxes	(15)	(114)	(20)
Income taxes	(4)	(30)	(5)
Net loss	$(11)	$(84)	$(15)

Net loss for the year was $11 million (US$10 million), compared with $84 million (US$84 million) for 2013.

The net loss for the year was mainly due to net interest expenses, a decrease in the value of gross receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the underlying positions, and losses on terminations. These were partially offset by gains on unhedged positions and a reduction in credit valuation adjustment (CVA) relating to financial guarantors.

During the year, terminations reduced the notional of the purchased credit derivatives with financial guarantors by US$243 million. The completion of these transactions resulted in an aggregate pre-tax loss of $9 million (US$9 million), or $7 million (US$6 million) after-tax.

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at October 31, 2014		Investment and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$212	$149	$–	$–	$212	$149
CLO	1,429	1	1,391	1,394	1,147	14	2,334	24	36	1
Corporate debt	–	–	–	–	3,952	2	–	–	3,952	4
Other	540	368	24	23	368	27	18	3	12	–
Unmatched	–	–	–	–	–	–	–	–	444	–
	$1,969	$369	$1,415	$1,417	$5,679	$192	$2,352	$27	$4,656	$154
October 31, 2013	$3,269	$494	$2,497	$2,507	$7,543	$269	$4,718	$87	$5,145	$188

(1)	Excluded from the table above are AFS equity securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$23 million (2013: US$10 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$63 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (67%) and European-based (31%) senior secured leveraged loans. As at October 31, 2014, approximately 77% of the total notional amount of the CLO tranches was rated equivalent to AAA, 21% was rated between the equivalent of AA+, and the remainder was the equivalent of A or lower. As at October 31, 2014, approximately 21% of the underlying collateral was rated equivalent to BB- or higher, 58% was rated between the equivalent of B+ and B-, 4% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted average life of 2.0 years and average subordination of 31%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 26-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

26	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Other

Our significant positions in the Investments and loans section within Other, as at October 31, 2014, include:

•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$257 million and a fair value of US$240 million, tracking notes classified as AFS with a notional value of US$4 million and a fair value of US$2 million, and loans with a notional value of US$54 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;

•

US$117 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$95 million;

•	US$25 million notional value of CDO trading securities with collateral consisting of high-yield corporate debt portfolios with a fair value of US$24 million; and
•	US$25 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$24 million and carrying value of US$23 million.

Our significant positions in the Written credit derivatives, liquidity and credit facilities section within Other, as at October 31, 2014, include:

•

US$249 million notional value of written credit derivatives with a fair value of US$27 million on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and

•	US$75 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at October 31, 2014	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$1,468	$–	$–	$18	$–	$1,486	$23	$(4)	$19
Unrated	866	–	–	–	–	866	11	(3)	8
	2,334	–	–	18	–	2,352	34	(7)	27
Other counterparties (1)
Investment grade	36	10	212	12	–	270	150	–	150
Unrated	–	3,942	–	–	444	4,386	4	–	4
	$36	$3,952	$212	$12	$444	$4,656	$154	$–	$154
Total	$2,370	$3,952	$212	$30	$444	$7,008	$188	$(7)	$181
October 31, 2013	$4,642	$4,271	$241	$229	$480	$9,863	$312	$(37)	$275
(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at October 31, 2014 was US$267 million relative to US$4 million of net exposure.

Lehman Brothers bankruptcy proceedings

In 2013, we recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

CIBC 2014 ANNUAL REPORT	27

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

During the year, the Strategy and Corporate Development functional group was moved into Administration. This change had no impact on our reported results.

Results(1)

$ millions, for the year ended October 31	2014	2013 (2)	2012 (2)
Revenue
International banking	$601	$593	$582
Other	(127)	(67)	292
Total revenue (3)	474	526	874
Provision for credit losses	163	146	69
Non-interest expenses	1,486	952	905
Loss before taxes	(1,175)	(572)	(100)
Income taxes (3)	(541)	(461)	(323)
Net income (loss)	$(634)	$(111)	$223
Net income (loss) attributable to:
Non-controlling interests	$(5)	$(2)	$9
Equity shareholders	(629)	(109)	214
Full-time equivalent employees	17,087	16,145	15,687

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(3)	TEB adjusted. See footnote 3 in “Wholesale Banking” section for additional details.

Financial overview

Net loss was up $523 million compared with 2013, mainly due to higher non-interest expenses and lower revenue.

Revenue

Revenue was down $52 million or 10% from 2013.

International banking revenue was up $8 million or 1% from 2013, primarily due to favourable foreign exchange rates. The prior year included the gain on the sale of our private wealth management (Asia) business, shown as an item of note.

Other revenue was down $60 million from 2013 due to lower treasury revenue and a higher TEB adjustment, partially offset by the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note in the current year.

Provision for credit losses

Provision for credit losses was up $17 million or 12%, primarily due to the loan losses in the current year relating to CIBC FirstCaribbean, shown as an item of note, partially offset by a decrease in the collective allowance. The prior year included estimated credit losses related to the Alberta floods, shown as an item of note, a portion of which was estimated to not be required and therefore reversed in the current year.

Non-interest expenses

Non-interest expenses were up $534 million or 56% from 2013, primarily due to the goodwill impairment charge relating to CIBC FirstCaribbean, shown as an item of note, and higher unallocated support costs. The prior year included a restructuring charge relating to CIBC FirstCaribbean, shown as an item of note.

Income taxes

Income tax benefit was up $80 million, primarily due to a higher TEB adjustment and lower income. No tax recovery was booked in the current year on the CIBC FirstCaribbean goodwill impairment charge and loan losses that were shown as an item of note.

28	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Financial condition

Review of consolidated balance sheet

$ millions, as at October 31	2014	2013 (1)
Assets
Cash and deposits with banks	$13,547	$6,379
Securities
Trading	47,061	44,070
AFS	12,228	27,627
FVO	253	287
	59,542	71,984
Securities borrowed or purchased under resale agreements	36,796	28,728
Loans and acceptances
Residential mortgages	157,526	150,938
Personal	35,458	34,441
Credit card	11,629	14,772
Business and government	65,287	57,927
Allowance for credit losses	(1,660)	(1,698)
	268,240	256,380
Derivative instruments	20,680	19,947
Other assets	16,098	14,588
	$414,903	$398,006
Liabilities and equity
Deposits
Personal	$130,085	$125,034
Business and government	148,793	134,736
Bank	7,732	5,592
Secured borrowings	38,783	49,802
	325,393	315,164
Obligations related to securities lent or sold short or under repurchase agreements	23,764	20,313
Derivative instruments	21,841	19,724
Acceptances	9,212	9,721
Other liabilities	10,932	10,862
Subordinated indebtedness	4,978	4,228
Equity	18,783	17,994
	$414,903	$398,006

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Assets

Total assets as at October 31, 2014 were up $16.9 billion or 4% from 2013.

Cash and deposits with banks were up $7.2 billion or 112%, mainly due to higher treasury deposit placements.

Securities decreased by $12.4 billion or 17%, due to a decrease in AFS securities, partially offset by an increase in trading securities. AFS securities decreased due to treasury activities, including the sale of government and corporate bonds, as well as maturities. Trading securities increased mainly due to higher client-driven equity trading activities in Wholesale Banking. Further details on the composition of securities are provided in the “Supplementary annual financial information” section and Note 4 to the consolidated financial statements.

Securities borrowed or purchased under resale agreements increased by $8.1 billion or 28%, mainly due to treasury activities, including the proceeds from the sale and maturities of AFS securities discussed above.

Loans and acceptances increased by $11.9 billion or 5%. Business and government loans and acceptances were up $7.4 billion or 13%, primarily due to growth in the business lending portfolio in Canada and the U.S. real estate finance portfolio. Residential mortgages were up $6.6 billion or 4%, primarily due to growth in CIBC-brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Personal loans were up $1.0 billion or 3%, due to volume growth. Credit card loans were down $3.1 billion or 21% primarily due to the Aeroplan transactions with Aimia and TD. Further details on the composition of loans and acceptances are provided in the “Supplementary annual financial information” section and Note 5 to the consolidated financial statements.

Derivative instruments increased by $733 million or 4%, largely driven by an increase in foreign exchange derivative valuation, partially offset by a decrease in interest rate derivatives valuation.

Other assets increased by $1.5 billion or 10%, primarily due to an increase in collateral pledged for derivatives and assets acquired as a result of the acquisition of Atlantic Trust, partially offset by the goodwill impairment relating to CIBC FirstCaribbean.

CIBC 2014 ANNUAL REPORT	29

Management’s discussion and analysis

Liabilities

Total liabilities as at October 31, 2014 were up $16.1 billion or 4% from 2013.

Deposits were up $10.2 billion or 3%, driven by retail and wholesale volume growth, partially offset by lower outstanding wholesale secured funding. Further details on the composition of deposits are provided in the “Supplementary annual financial information” section and Note 10 to the consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $3.5 billion or 17%, primarily due to client-driven activities.

Derivative instruments increased by $2.1 billion or 11%, largely driven by an increase in foreign exchange derivative valuation, partially offset by a decrease in interest rate derivatives valuation.

Subordinated indebtedness increased by $750 million or 18%, primarily due to the issuance, net of redemptions, of subordinated indebtedness during the year. See the “Capital management and planning” section for more details.

Equity

Equity as at October 31, 2014 was up $789 million or 4% from 2013, primarily due to a net increase in retained earnings, partially offset by redemptions, net of the issuance, of preferred shares. Further information on the redemptions and issuance of preferred shares is provided in the “Capital management and planning” section below.

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. Capital needs to be monitored and rebalanced continually; we manage and monitor our capital to maximize risk-adjusted return to shareholders and to maintain a sufficient capital buffer to ensure that we meet regulatory requirements.

Regulatory capital requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI mandated all institutions to have established a target CET1 ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer, effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. These targets may be higher for certain institutions if OSFI feels the circumstances warrant it. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

OSFI has released its guidance on domestic systemically important banks (D-SIBs) and the associated capital surcharge. CIBC is considered to be a D-SIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and TD. D-SIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 to the consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows.

Transitional basis (BCBS)	All-in basis (OSFI)

CET1 capital includes common shares, retained earnings, accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges), and qualifying instruments issued by a consolidated subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible

30	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

assets, deferred tax assets, assets related to defined benefit pension plans as reported on our consolidated balance sheet, and certain investments. Additional Tier 1 capital primarily includes NVCC preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes, which are subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Basel leverage ratio requirement

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. On January 12, 2014, the BCBS issued the full text of its leverage ratio framework.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes the sum of:

•	On-balance sheet assets;
•	Adjustments for securities financing transaction exposures with a limited form of netting available if certain conditions are met;
•	Derivative exposures as specified under the rules; and
•	Other off-balance sheet exposures, such as credit commitments and direct credit substitutes, converted into credit exposure equivalents using Basel Standardized Approach credit conversion factors.

Items deducted from Tier 1 capital will be excluded from the Exposure Measure.

The BCBS requires banks to disclose their leverage ratio beginning in 2015. The document states that the BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018.

On October 30, 2014, OSFI issued the final “Leverage Requirements Guideline” outlining the implementation of the Basel III Leverage Ratio framework in Canada effective November 2014. The Basel III Leverage Ratio will replace the current assets-to-capital multiple (ACM) test. Federally regulated deposit-taking institutions are expected to have Basel III leverage ratios that meet or exceed 3%. Public disclosure of the Leverage Ratio is effective from the first quarter of 2015. The reporting requirements are outlined in “Public Capital Disclosure Requirements related to Basel III Leverage Ratio” issued by OSFI on November 24, 2014. CIBC expects to be in compliance with the new requirements.

Continuous enhancement to risk-based capital requirements

Last year the BCBS published a number of proposals for changes to the existing risk-based capital requirements, and continues to do so with the objective of clarifying and increasing the capital requirements for certain business activities. In addition to the leverage ratio document discussed above, since the start of the fiscal year, the BCBS has published the following updated proposals: “Revisions to the securitisation framework – consultative document”, “Operational Risk – Revisions to the simpler approaches – consultative document”, and finalized three standards for implementation in 2017 as discussed below.

“Capital requirements for banks’ equity investments in funds – final standard” was published in December 2013. The final revised framework applies to banks’ investments in the equity of funds that are held in the banking book. The implementation date is January 1, 2017. Banks should look through to the underlying assets of the fund in order to more properly reflect the risk of those investments.

In addition to the above, the BCBS has also recently finalized two other standards which will be implemented on January 1, 2017. “The standardized approach for measuring counterparty credit risk exposures” provides a non-modelled approach to the treatment of derivatives-related transactions, which will replace both the existing Current Exposure and Standardized Methods.

“Capital requirements for bank exposures to central counterparties” sets out the rules for calculating regulatory capital for bank exposures to central counterparties, and will replace interim requirements published in July 2012.

The BCBS has announced its intention to improve the consistency and comparability of bank capital ratios by reducing excessive variability in RWA calculations. Past assessment on the implementation of the Basel framework across internationally active banks (through the Regulatory Consistency Assessment Programme) has confirmed that there are material variances in banks’ regulatory capital ratios that arise from factors other than differences in the riskiness of banks’ portfolios, which undermine confidence in capital ratios. In response, the BCBS intends to improve the standardized, non-modelled approaches that will also serve as the basis for capital floors, strengthening the disclosure requirements related to risk weights, and enhancing supervisory monitoring. More details are expected to be released in 2015.

CIBC will continue to monitor and prepare for developments in these areas.

Proposed revisions to Pillar 3 disclosure requirements

On June 24, 2014, the BCBS issued a consultative document titled “Review of the Pillar 3 disclosure requirements”. The document sets out the first-phase review findings, of a two-phase project, by the BCBS and outlines proposed revisions to the existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, equity and securitization risks.

These disclosure requirements are proposed to be implemented in 2016. CIBC will continue to monitor and prepare for developments in this area.

Taxpayer Protection and Bank Recapitalization Regime

The Department of Finance published a consultation paper on August 1, 2014 on the Taxpayer Protection and Bank Recapitalization (bail-in) regime. The overarching policy objective is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Bail-in debt includes long-term senior unsecured debt that is tradable and transferable, and has an original term to maturity of over 400 days. Consumer deposits are excluded.

Upon the determination by the Superintendent of Financial Institutions that the bank has ceased, or is about to cease, to be viable, all or a portion of the bail-in debt may be converted into common equity. In addition, all capital instruments that meet the Basel III requirements for absorption of loss at the point of non-viability must be converted into common equity.

The conversion formula has yet to be determined, but it will be set in advance through regulation or guidance. The proposal specifies that the hierarchy of claims between bail-in debt holders and capital providers (including NVCC subordinated debenture holders and preferred shareholders) would be respected such that the bail-in debt holders would receive economic entitlements more favourable than capital providers.

A Higher Loss Absorbency (HLA) requirement of 17%-23% of RWA was proposed as a measure to ensure that D-SIBs can withstand severe but plausible losses and emerge from a conversion as adequately capitalized with a buffer above target capital requirements. This requirement would be met through the sum of a bank’s capital instruments (common equity and NVCC instruments) and bail-in debt.

No implementation timeline has been provided. The rules would not be applied retroactively to liabilities outstanding as of the implementation date.

CIBC 2014 ANNUAL REPORT	31

Management’s discussion and analysis

Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk

Basel provides three approaches for calculating credit risk capital requirements – standardized, foundation internal ratings-based
(IRB), and advanced internal ratings-based (AIRB). OSFI expects financial institutions in Canada with assets in excess of $5 billion to use the AIRB approach for all material portfolios and credit businesses.

For derivatives, Basel provides three approaches for calculating counterparty credit risk capital requirements – standardized, current exposure method (CEM) and internal model method
(IMM).

We have adopted the AIRB approach for the majority of our
credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), loss given default (LGD), maturity, and exposure at default (EAD) for lending products and securities. Some portfolios deemed
immaterial remain on the standardized approach.

We utilize CEM for quantifying counterparty credit exposure for over-the-counter (OTC) derivatives. Under this methodology,
exposure is calculated as the replacement cost (positive MTM)
plus the potential future exposure.

For repo-style transactions, Basel provides for two approaches for calculating capital requirements – simple and
comprehensive, with either standard supervisory haircuts, or own-estimate haircuts.

Basel provides two approaches for calculating credit risk capital requirements for securitization positions in the banking book –
standardized and IRB approaches.

We utilize the comprehensive approach with supervisory
haircuts for repo-style transactions. Some portfolios deemed immaterial remain on the simple approach.

For certain exposures which fall under the securitization
framework, we utilize the IRB approach.

Equity	Equity exposures in the banking book can be assessed under standardized, simple risk weight or IRB approaches.	We use the simple risk weight approach for equity exposures in the banking book, using a risk weighting prescribed by OSFI.
Market risk	Market risk capital requirements can be determined under the standardized or internal models approaches. The latter involves the use of internal VaR models to measure market risks and
determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal
models approach.	We use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed
VaR, and IRC. We also use the IRB approach for trading book
securitization positions.
Operational risk	Operational risk capital requirements can be determined under the basic indicator approach, standardized approach or advanced measurement approach (AMA).	We use AMA to calculate the operational risk capital.

32	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Regulatory capital and ratios

The components of our regulatory capital and ratios under Basel III (all-in basis) are shown in the table below:

$ millions, as at October 31	2014	2013
Common Equity Tier 1 (CET1) capital
Common shares and contributed surplus	$7,857	$7,835
Retained earnings	9,626	8,402
AOCI	105	309
Common share capital issued by subsidiaries and held by third parties (amount allowed in CET1)	82	81
Common Equity Tier 1 capital before regulatory adjustments	17,670	16,627
Common Equity Tier 1 capital: regulatory adjustments
Prudential valuation adjustments (1)	52	–
Goodwill (net of related tax liabilities)	1,627	1,663
Other intangible assets (net of related tax liabilities)	862	678
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	73	87
Defined benefit pension fund net assets (net of related tax liabilities)	86	657
Significant investments in financial institutions (amount above 10% threshold)	264	446
Other (2)	99	303
Total regulatory adjustments to Common Equity Tier 1	3,063	3,834
Common Equity Tier 1 capital	14,607	12,793
Additional Tier 1 (AT1) capital: instruments
Non-cumulative preferred shares (3)	1,031	881
Non qualifying capital instruments subject to phase out (4)	1,651	2,255
Additional Tier 1 Instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	11	9
Additional Tier 1 capital before regulatory adjustments	2,693	3,145
Additional Tier 1 capital: regulatory adjustments
Valuation adjustments for less liquid positions (1)	–	50
Total regulatory adjustments to Additional Tier 1 capital	–	50
Additional Tier 1 capital	2,693	3,095
Tier 1 capital	17,300	15,888
Tier 2 capital: instruments and provisions
Subordinated indebtedness (net of amortization) (5)	1,000	–
Subordinated indebtedness (net of amortization) subject to phase out	3,605	3,972
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	14	11
Collective allowances	70	90
Tier 2 capital before regulatory adjustments	4,689	4,073
Total regulatory adjustments to Tier 2 capital	–	–
Tier 2 capital	4,689	4,073
Total capital	$21,989	$19,961
CET1 capital risk weighted assets (RWA) (1)(6)	$141,250	$136,747
Tier 1 capital RWA (1)(6)	$141,446	$136,747
Total capital RWA (1)(6)	$141,739	$136,747
Capital ratios (6)
CET1 ratio	10.3%	9.4%
Tier 1 capital ratio	12.2%	11.6%
Total capital ratio	15.5%	14.6%

(1)	OSFI issued a revised “Public Capital Disclosure Requirements related to Basel III Pillar 3” advisory in April 2014, which provided modifications to the disclosures required by the earlier advisory issued in July 2013. We have implemented these modifications prospectively from 2014 in accordance with OSFI’s revised advisory.
(2)	Includes adjustment for market funding costs on uncollateralized derivative exposures. Commencing the current year, the use of a market cost of funding discount curve for uncollateralized derivative liabilities subsumes previously recognized valuation adjustments related to own credit. Also includes AOCI relating to cash flow hedges.
(3)	Comprises non-cumulative Class A Preferred Shares Series 26, 27, 29 and 39, which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines. We redeemed all of our Class A Preferred Shares Series 26 on October 31, 2014. See the “Capital management and planning” section for additional information.
(4)	Comprises CIBC Tier 1 Notes – Series A due June 30, 2108 and Series B due June 30, 2108 (together, the Tier 1 Notes). The adoption of IFRS 10 “Consolidated Financial Statements” required CIBC to deconsolidate CIBC Capital Trust, which resulted in the removal of Capital Trust securities issued by CIBC Capital Trust from the consolidated balance sheet and instead recognize the senior deposit notes issued by CIBC to CIBC Capital Trust within Business and government deposits. See Note 1 to the consolidated financial statements for additional information.
(5)	Comprises Debentures due on October 28, 2024 which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(6)	Commencing 2014, there are three different levels of RWAs for the calculation of the CET1, Tier 1 and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.

The components of our regulatory capital and ratios on a transitional basis are shown in the table below:

$ millions, as at October 31	2014		2013
CET1 capital	$17,496		$16,698
Tier 1 capital	18,720		17,830
Total capital	23,281		21,601
RWA	155,148		151,338
CET1 ratio	11.3%		11.0%
Tier 1 ratio	12.1%		11.8%
Total capital ratio	15.0%		14.3%
Asset-to-capital multiple	17.7	x	18.0	x

CIBC 2014 ANNUAL REPORT	33

Management’s discussion and analysis

The components of our RWAs and corresponding minimum total capital requirements are shown in the table below:

$ millions, as at October 31	2014		2013
	RWA (All-in basis)	Minimum total capital required (1)	RWA (All-in basis)	Minimum total capital required (1)
Credit risk
Standardized approach
Corporate	$3,521	$282	$3,621	$290
Sovereign	510	41	399	32
Banks	275	22	227	18
Real estate secured personal lending	1,959	156	1,575	126
Other retail	598	48	572	46
Trading book	12	1	–	–
	6,875	550	6,394	512
AIRB approach
Corporate	50,425	4,034	45,669	3,654
Sovereign (2)	1,628	130	1,704	136
Banks	3,300	264	5,169	414
Real estate secured personal lending	9,253	740	7,508	601
Qualifying revolving retail	15,455	1,237	18,775	1,502
Other retail	6,486	519	5,643	451
Equity	713	57	845	68
Trading book	2,074	166	3,085	247
Securitization	1,887	151	2,830	226
Adjustment for scaling factor	5,456	436	5,449	436
	96,677	7,734	96,677	7,735
Other credit RWA	14,940	1,195	12,030	962
Total credit risk (before adjustment for CVA phase-in) (3)	118,492	9,479	115,101	9,209
Market risk (Internal Models and IRB Approach)
VaR	678	54	696	56
Stressed VaR	1,759	141	876	70
Incremental risk charge	1,582	127	1,854	148
Securitization	27	2	34	3
Total market risk	4,046	324	3,460	277
Operational risk (AMA)	17,320	1,386	18,186	1,455
Total RWA before adjustment for CVA phase-in	$139,858	$11,189	$136,747	$10,941
CVA adjustment (3)
CET1 RWA	1,392	111	n/a	n/a
Tier 1 RWA	1,588	127	n/a	n/a
Total RWA	1,881	150	n/a	n/a
Total RWA after adjustment for CVA phase-in (3)
CET1 capital RWA	141,250	11,300	136,747	10,941
Tier 1 capital RWA	141,446	11,316	136,747	10,941
Total capital RWA	141,739	11,339	136,747	10,941

(1)	Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer, and any other capital buffers including but not limited to the capital surcharge for global/domestic systemically important banks, that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.
(2)	Includes residential mortgages insured by Canadian Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government guaranteed student loans.
(3)	As a result of the option that CIBC chose for calculating the CVA capital charge, the calculation of CET1, Tier 1 and Total Capital ratios are based on different RWAs beginning in 2014. The charge will be phased-in during 2014 to 2019 and relates to bilateral OTC derivatives included in the credit risk RWA.
n/a	Not applicable.

CET1 ratio (All-in basis)

The CET1 ratio increased 0.9% from October 31, 2013. CET1 capital increased due to internal capital generation. While the earnings were impacted by the write-down of CIBC FirstCaribbean goodwill, its impact on capital was neutral. CET1 capital RWAs increased $4.5 billion due to commencement of the phase-in of the CVA capital charge in the first quarter of 2014, capital model parameter updates, business growth and foreign exchange. These factors were partially offset by the sale of the Aeroplan portfolio, portfolio quality improvements, refinements to the treatment of our OTC derivatives and reductions in our AFS portfolios.

The ACM decreased 0.3 times from October 31, 2013. Total capital for ACM purposes increased mainly due to internal capital generation and the issuance of qualifying preferred shares and subordinated debentures, partially offset by the redemption of preferred shares and an additional 10% phase-out of non-qualifying Tier 1 and Tier 2 capital in 2014. Assets for ACM purposes also increased during the year, but did not offset the impact of higher capital.

We hold regulatory capital against the underlying exposures associated with our credit card securitization trust, CARDS II Trust, as we provide non-contractual support to the trust. Applying this treatment resulted in a reduction of our 2014 Basel III CET1, Tier 1 and Total capital ratios by approximately 0.11%, 0.13% and 0.16%, respectively.

Previously we provided non-contractual support to both Broadway Trust (which matured in 2014) and CARDS II Trust; as a result, we held regulatory capital against the underlying exposures of both trusts. This reduced our 2013 Basel III CET1, Tier 1, and Total capital ratios by 0.20%, 0.22% and 0.24%, respectively.

34	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Movement in regulatory capital and CET1 capital RWAs

Changes in regulatory capital (all-in basis) under Basel III are shown in the table below:

$ millions, for the year ended October 31, 2014
Balance at beginning of year	$19,961
Issue of common shares	96
Issue of preferred shares	400
Issue of subordinated indebtedness	1,000
Purchase of common shares for cancellation	(65)
Redemption of preferred shares (1)	(606)
Net income attributable to equity shareholders	3,218
Preferred and common shares dividends	(1,654)
Premium on purchase of common shares for cancellation	(250)
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	269
Net change in AFS securities	6
Net change in cash flow hedges	13
Net change in post-employment defined benefit plans	(143)
Change in shortfall of allowance to expected losses	105
Goodwill and other intangible assets	(148)
Other, including change in regulatory adjustments (2)	(213)
Balance at end of year	$21,989

(1)	During the year, we redeemed a total of $1,075 million of preferred shares. However, due to the application of the cap on inclusion of non-qualifying capital instruments, $469 million did not impact regulatory capital. See the “Capital management and planning” section for further information on redemption of preferred shares.
(2)	Includes the impact of $84 million to retained earnings and $349 million to AOCI as a result of the adoption of IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements”. See Note 1 to the consolidated financial statements for additional information.

The following tables show the movement in CET1 capital RWAs (all-in basis) relating to credit, market and operational risks.

Credit risk

$ millions, for the year ended October 31, 2014	Credit risk	Of which counterparty credit risk (1)
Balance at beginning of year	$115,101	$5,521
Book size (2)	3,039	(488)
Book quality (3)	(1,242)	(658)
Model updates (4)	2,947	89
Methodology and policy (5)	770	1,083
Acquisitions and disposals	(2,024)	–
Foreign exchange movements	2,629	146
Other	(1,336)	(625)
Balance at end of year (6)	$119,884	$5,068

Market risk

$ millions, for the year ended October 31, 2014
Balance at beginning of year	$3,460
Movement in risk levels (7)	508
Model updates (4)	5
Methodology and policy (5)	–
Acquisitions and disposals	–
Foreign exchange movements	73
Other	–
Balance at end of year	$4,046

Operational risk

$ millions, for the year ended October 31, 2014
Balance at beginning of year	$18,186
Movement in risk levels (8)	(173)
Methodology and policy (5)	(525)
Acquisitions and disposals	(168)
Balance at end of year	$17,320

(1)	Comprises derivatives and repo-style transactions.
(2)	Relates to net increase/decrease in the underlying exposures.
(3)	Relates to changes in credit risk mitigation and credit quality of the borrower/counterparty.
(4)	Relates to internal model or parameter changes.
(5)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III) and any capital methodology changes implemented within CIBC for our portfolios.
(6)	Includes $1,392 million of CET1 CVA RWAs relating to bilateral OTC derivatives.
(7)	Relates to changes in open positions and market data.
(8)	Relates to changes in loss experience and business environment and internal control factors.

CIBC 2014 ANNUAL REPORT	35

Management’s discussion and analysis

Movement in CET1 capital RWAs

Credit risk

The increase in overall book size reflects the organic growth in our retail and wholesale portfolios through the year. The decrease due to book quality reflects the effects of portfolio risk migrations and increased credit risk mitigation. Model updates include refinements and normal course updates to our underlying AIRB models and parameters, such as, PD, LGD and EAD. Methodology and policy updates reflect regulatory and internal changes in capital methodologies and include the implementation of the CVA capital charge, partially offset by methodology refinements to the treatment of our OTC derivatives. The decreases for acquisitions and disposals reflect net exposure movements attributed to new business acquisitions and disposition activities, including the sale of the Aeroplan portfolio during 2014.

Market risk

The overall increase in market risk RWAs is primarily driven by the movement in risk levels, which includes changes in open positions and the market rates affecting these positions. These movements include the addition of the FVA and related hedges in the trading portfolio during the year.

Operational risk

The movement in risk levels reflects the changes in loss experience, changes in the business environment and internal control factors. The decrease due to methodology and policy reflects industry regulatory and accounting changes. The change for acquisitions and dispositions reflects the sale of our Aeroplan portfolio, noted above, partially offset by acquisitions during the year.

Capital management and planning

Basel establishes a framework for a bank’s Internal Capital Adequacy Assessment Process (ICAAP) which includes oversight by the Board of Directors (the Board). Our capital management policy, established by the Board, is reviewed and re-approved each year in support of the ICAAP. The policy includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. The key guidelines relate to capital strength and mix – the former being the overriding guideline, while the latter specifically relates to cost. CIBC’s guideline on dividends and return of capital is intended to balance the need for retaining capital for strength and growth, while providing an adequate return to our shareholders.

The guidelines are not intended to be inflexible, but to provide guidance on expectations under a typical operating environment, and to flag circumstances when actual results vary significantly from the guidelines. In certain cases, the guidelines are also guiding principles used in the creation of the annual Capital Plan.

Capital needs to be monitored and rebalanced continually: retained earnings grow; term instruments mature or are redeemed; share options are exercised; the environment changes. Furthermore, capital needs may change in relation to CIBC’s appetite for risk. Capital planning is a crucial element in our ability to achieve our desired strategic objectives; accordingly, the policy and guidelines, which provide the guidance for prudent and sound capital management practices, govern the annual Capital Plan. Each year a Capital Plan and three-year outlook are established, which encompass all of the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The annual Capital Plan establishes targets for the coming year and action plans to achieve those targets. The Capital Plan also relates the level of capital to our level of risk, both in a normal and a stressed environment. There is a comprehensive process to monitor and report the capital position against the targets.

We perform a sensitivity analysis and stress testing of our regulatory capital metrics with respect to changes in asset levels and profit levels in accordance with enterprise-wide stress testing scenarios discussed further below.

Capital initiatives

The following main capital initiatives were undertaken in 2014:

Subordinated debt

On October 28, 2014, we issued $1.0 billion principal amount of 3.00% Debentures (subordinated indebtedness) due October 28, 2024. See “Outstanding share data” section below and Note 14 to the consolidated financial statements for further details.

On July 25, 2014, we purchased and cancelled $11 million (US$10 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084, and $9 million (US$8 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085.

Normal course issuer bid

On September 16, 2014, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. No common shares were purchased under this bid during the year.

Our previous NCIB expired on September 8, 2014. We purchased and cancelled 3,369,000 common shares under this bid at an average price of $93.49 for a total amount of $315 million during the year ended October 31, 2014. See Note 15 to the consolidated financial statements for additional information.

Dividends

On December 3, 2014, the Board approved an increase in our quarterly common share dividend from $1.00 per share to $1.03 per share from the quarter ending January 31, 2015.

Our quarterly common share dividend was increased from $0.98 per share to $1.00 per share from the quarter ended July 31, 2014 and from $0.96 per share to $0.98 per share from the quarter ended April 30, 2014.

Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Tier 1 notes issued by CIBC Capital Trust, as explained in Notes 15 and 16 to the consolidated financial statements.

Preferred shares

On June 11, 2014, we issued 16 million Non-cumulative Rate Reset Class A Preferred Shares Series 39 (Series 39 shares) with a par value of $25.00 per share, for gross proceeds of $400 million. See “Outstanding share data” section below and Note 15 to the consolidated financial statements for further details.

On October 31, 2014, we redeemed all of our 10 million Class A Preferred Shares Series 26 with a par value and redemption price of $25.00 per share for cash.

36	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

On July 31, 2014, we redeemed all of our 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 33 with a par value and redemption price of $25.00 per share for cash, and we redeemed all of our 8 million Non-cumulative Rate Reset Class A Preferred Shares Series 37 with a par value and redemption price of $25.00 per share for cash.

On April 30, 2014, we redeemed all of our 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 35 with a par value and redemption price of $25.00 per share for cash.

Enterprise-wide stress testing

We perform enterprise-wide stress testing on a regular basis and the results are an integral part of our ICAAP, as defined by Pillar II of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the Capital Plan is adjusted as appropriate.

Management determines the range of scenarios to be tested. Macro economic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with economists and the businesses to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

Stress test scenarios are designed to capture a wide range of macro economic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive using a bottom-up analysis of each of our portfolios. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

Stress testing methodologies and results are subject to a detailed review and challenge from both the businesses and Risk Management. Stress testing results are presented for review to the Risk Management Committee (RMC) and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management constraints.

A key objective of the enterprise-wide stress tests is to identify and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Stress testing is also integrated into our recovery and resolution planning process.

Additional information on credit, market and liquidity risks stress testing are provided in the respective “Management of risk” sections.

CIBC 2014 ANNUAL REPORT	37

Management’s discussion and analysis

Outstanding share data

	Conversion of common shares (1)
	Shares outstanding		CIBC’s conversion date
As at November 28, 2014	No. of shares	$ millions
Common shares (2)	397,069,298	$7,787
Class A Preferred Shares
Series 27	12,000,000	300	October 31, 2008
Series 29	13,232,342	331	May 1, 2010
Series 39	16,000,000	400	July 31, 2019
Total		$1,031
Stock options outstanding	3,934,973

(1)	Preferred shareholders do not have the right to convert their shares into common shares.
(2)	Net of treasury shares.

Class A Preferred Shares Series 27 and 29

As noted in the table above, Class A Preferred Shares Series 27 and 29 provide CIBC with the right to convert the shares to common shares on or after a specified conversion date. We have irrevocably renounced by way of a deed poll, our rights to convert these shares into common shares except in circumstances that would be considered a “Trigger Event” as described in the capital adequacy guidelines. We have provided an undertaking to OSFI that we will immediately exercise our rights to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. For these shares, excluding the impact of accrued but unpaid dividends (if any), the maximum number of common shares issuable on conversion would be 315,404,275 shares.

Class A Preferred Shares Series 39

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

The shares include an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of the Trigger Event as noted above. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Excluding the impact of declared but unpaid dividends (if any), the maximum number of shares issuable on conversion of the Series 39 and Series 40 shares would be 80 million common shares.

Subordinated debt

In addition to the Class A Preferred Shares noted above, the Debentures due on October 28, 2024 also include an NVCC provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of the Trigger Event as noted above. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Excluding the impact of accrued interest (if any), the maximum number of shares issuable on conversion of the Debentures would be 300 million common shares.

The occurrence of a Trigger Event would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 64% based on the number of CIBC common shares outstanding as at October 31, 2014.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We utilize a single-seller conduit and several CIBC-sponsored multi-seller conduits (collectively, the conduits) to fund assets for clients in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for our managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate risk within the conduit.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as, back-stop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $21 million in 2014 (2013: $19 million). All fees earned in respect of activities with the conduits are on a market basis.

38	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

As at October 31, 2014, the underlying collateral for various asset types in our multi-seller conduits amounted to $2.7 billion (2013: $2.1 billion). The estimated weighted average life of these assets was 1.1 years (2013: 1.1 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $4 million (2013: $9 million). Our committed backstop liquidity facilities to these conduits were $4.0 billion (2013: $3.2 billion). We also provided credit facilities of $30 million (2013: $30 million) to these conduits as at October 31, 2014.

We participated in a syndicated facility for a three-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $105 million (2013: $110 million). As at October 31, 2014, we funded $81 million (2013: $81 million) through the issuance of bankers’ acceptances.

We engage one or more of the four major rating agencies, Moody’s, Dominion Bond Rating Service (DBRS), S&P, and Fitch Ratings (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the lower rating.

Our on- and off-balance sheet amounts related to the structured entities (SEs) that are not consolidated are set out in the table below. For additional details on our SEs, see Note 6 to the consolidated financial statements.

$ millions, as at October 31	2014				2013
	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$85	$2,708	(3)	$–	$90	$2,151	(3)	$–
Third-party structured vehicles – continuing (4)	2,372	833		–	1,210	658		–
Pass-through investment structures	2,019	–		–	3,090	–		–
Commercial mortgage securitization trust	10	–		–	5	–		–
CIBC Capital Trust	7	72		–	10	69		–
CIBC-managed investment funds	20	–		–	1	–		–
CIBC structured CDO vehicles	28	35		64	135	43		134
Third-party structured vehicles – run-off	2,436	84		1,597	3,456	236		2,966

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $1.9 billion (2013: $3.0 billion) of the exposures related to CIBC structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	The negative fair value recorded on the consolidated balance sheet was $241 million (2013: $368 million). Notional of $1.5 billion (2013: $2.7 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $182 million (2013: $213 million). An additional notional of $52 million (2013: $161 million) was hedged through a limited recourse note. Accumulated fair value losses were $4 million (2013: $15 million) on unhedged written credit derivatives.
(3)	Excludes an additional $1.3 billion (2013: $1.1 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.
(4)	Comparative amounts were restated to include interests in third-party limited partnerships and certain revolving loans and associated unutilized credit commitments.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:

•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs; and
•

Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.

All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 24 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 22 to the consolidated financial statements.

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit and credit derivatives protection sold, as discussed in Notes 22 and 12 to the consolidated financial statements, respectively.

CIBC 2014 ANNUAL REPORT	39

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7 “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments, in the MD&A as permitted by that IFRS standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.

40	Risk overview
41	Risk governance structure
42	Risk management structure
43	Risk management process
43	Risk appetite statement
44	Risk policies and limits
44	Risk identification and measurement
45	Stress testing
45	Risk treatment/mitigation

46	Top and emerging risks

47	Risks arising from business activities

48	Credit risk
48	Governance and management
48	Policies
49	Process and control

49	Risk measurement
51	Exposure to credit risk
53	Credit quality of portfolios
55	Credit quality performance
56	Exposure to certain countries and regions
58	Selected exposures in certain selected activities
59	Settlement risk

60	Market risk
60	Governance and management
60	Policies
60	Process and control
60	Risk measurement
61	Trading activities
64	Non-trading activities
65	Pension risk

66	Liquidity risk
66	Governance and management
66	Policies
66	Process and control
66	Risk measurement
67	Liquid and encumbered assets
68	Funding
69	Contractual obligations

70	Other risks
70	Strategic risk
70	Insurance risk
71	Operational risk
72	Technology, information and cyber security risk
72	Reputation and legal risk
72	Regulatory risk
72	Environmental risk

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving success in CIBC’s overall strategic imperative of delivering consistent and sustainable performance over the long term while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and our risk management framework.

Our risk management framework includes:

•	Board-approved risk appetite statements at the CIBC and SBU level;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, Compliance and other Control functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

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Risk governance structure

Our risk governance structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management, Audit and Corporate Governance committees, described below.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Corporate Governance Committee: The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

Executive Committee (ExCo): The ExCo, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following committees:

•

Asset Liability Committee (ALCo): This committee, which comprises members from the ExCo and senior Business and Risk Management executives, provides oversight regarding capital management and liquidity management. It also provides strategic direction regarding structural interest rate and foreign exchange risk postures.

•

Global Risk Committee (GRC): This committee, which comprises the ExCo and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, and providing input regarding CIBC’s risk appetite and risk strategies; monitoring risk profile against risk appetite, reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

•

Governance and Control Committee (GCC): This committee acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.

•

Reputation and Legal Risks Committee (RLR): This committee reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to the management of reputation and legal risks.

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Management’s discussion and analysis

Risk management structure

The Risk Management group, led by our Chief Risk Officer, is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control the risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

There were changes made during the year to the Risk Management structure. The current structure is illustrated below.

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks; and
•	Deciding on transactions that fall outside of risk limits delegated to business lines.

The ten key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Global Regulatory Affairs and Risk Control – This team provides expertise in risk, controls and regulatory reporting, and oversees regulatory interactions across CIBC to ensure coordinated communication and the effective development of and adherence to action plans.

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk across CIBC’s portfolios.

•

Balance Sheet, Liquidity and Pension Risk Management – This unit has primary global accountability for providing an effective challenge and sound risk oversight to the treasury/liquidity management function within CIBC.

•

Global Credit Risk Management – This unit includes our regional Chief Risk Officers, and is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks in our investment portfolios, as well as management of special loan portfolios.

•	Wealth Risk Management – This unit is responsible for the independent governance and oversight of the wealth management business/activities in CIBC globally.
•

Retail Lending Risk Management – This unit primarily oversees the management of credit and fraud risks in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of credit portfolio quality.

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of credit portfolio quality.
•

Global Operational Risk Management – This team has global accountability for the identification, measurement and monitoring of all operational risks, including locations, people, insurance, technology, subsidiaries/affiliates and vendors.

•

Enterprise Risk Management – This unit is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk systems and models, as well as economic capital methodologies.

•

Special Initiatives – This unit is responsible for assisting in the design, delivery and implementation of new initiatives aligned with Risk Management’s strategic plan, while enhancing internal client partnerships and efficiency.

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Risk management process

Our risk management process is illustrated below:

Risk appetite statement

Adherence to our risk appetite statement ensures that we have sound risk management across all risk categories, supported by strong capital and funding positions. It also defines how we will conduct business, consistent with the following objectives:

•	Safeguarding our reputation and brand;
•	Engaging in client oriented businesses that we understand;
•	Maintaining a balance between risk and returns;
•	Retaining a conservative attitude towards tail and event risk; and
•	Achieving/maintaining an AA rating.

Our CIBC risk appetite statement also contains metrics to define our risk tolerance levels and facilitate assessment of our risk profile against our risk appetite. In addition, we have SBU level statements that are integrated with the overall CIBC risk appetite statement and further define our SBU risk tolerances.

Our risk appetite statement is updated annually in conjunction with our strategic planning cycle and is approved by the Board. The Board and senior management regularly receive and review reporting on our risk profile against the risk appetite targets and limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated through a due diligence process to ensure that the risk exposure is within our risk appetite; these decisions require approval from the ExCo and/or the Board before implementation. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

Risk culture

At CIBC, we strive to achieve a consistent and effective risk culture throughout the organization, promoted through both formal and informal channels. Each year all employees are required to complete formal training on risk appetite, reputation risk, code of conduct, anti-money laundering and other key risk topics. By taking this mandatory training, all employees develop a basic knowledge of risk management in support of our risk culture. In addition to this mandatory training, we communicate all material related to risk culture (i.e., risk appetite statement, risk management priorities, principles, policies and procedures) through our internal website and internal news releases.

Risk input into compensation

At each year end, Risk Management provides an assessment of consolidated CIBC, Retail and Business Banking, Wealth Management and Wholesale Banking with respect to adherence to risk appetite. Risk Management also provides assessments on specific risk incidents which may directly impact individual compensation awards and/or performance ratings.

The Management Resources and Compensation Committee (MRCC) oversees the performance rating and compensation process. The Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities for the strategic oversight of CIBC’s human capital and overseeing CIBC’s compensation policies, processes and practices. The Committee’s key compensation-related responsibilities include:

•	Establishing the compensation governance process;
•

Reviewing, in a joint session with the RMC, an assessment of CIBC’s business performance against CIBC’s risk appetite, control environment, and the underlying risks associated with business performance;

•	Approving and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;
•	Evaluating any discretionary adjustments that may be recommended by the CEO to better align pay and performance;
•	Approving individual compensation for employees with compensation above a certain threshold;
•

Approving and recommending for Board approval individual compensation for the ExCo and other key officers, including any discretionary adjustments to business multipliers and/or individual compensation recommendations; and

•	Approving and recommending for Board approval new material incentive compensation plans or changes to existing material plans.

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Management’s discussion and analysis

Risk policies and limits

Our risk policies and limits framework is intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risk types, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. These frameworks are supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board Committees.

Key risk policies and limits are illustrated below.

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events.

Risk Management has developed a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in CIBC’s businesses, and updated through various processes, illustrated in the chart below, to reflect changes in the nature of the risks we are facing. The Risk Register is used as an input for our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of regulatory capital over economic capital.

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Management’s discussion and analysis

The decision to register a new risk is based on a risk assessment through our risk identification processes and includes criteria such as materiality, measurability and probability. Furthermore, the decision to hold capital for a new risk is also based on whether the risk is being mitigated, and whether capital is deemed to be a suitable mitigant.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices. We also use stressed VaR to replicate our VaR over a period when relevant market factors are in distress.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis. Refer to the “Financial condition” section for additional details.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital resources” section for additional details.

Model risk mitigation policies

We have policies, procedures, standards and controls that surround the introduction, independent review, usage and parameter selection of pricing and hedge ratio models, risk models (VaR, economic and regulatory capital), retail credit scoring models (e.g., application and behavioural scorecards), credit models for the calculation of loss severity, and models for monitoring of scorecard performance.

A model review and validation is the independent and ongoing documentary evidence that risk quantification and pricing models, rating or scoring systems and parameters are sound and CIBC can rely on its output. The following procedures provide evidence of this review:

•	Review of model documentation;
•	Comprehensive, systematic testing of the model implementation with respect to pricing, hedge ratio, and parameter estimation routines (as applicable);
•	Replication of the risk quantification process helps determine whether the model implementation is faithful to the model specifications;
•	Review of the appropriateness and robustness of the model/parameter concepts and assumptions;
•	Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
•	Sensitivity testing is conducted to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Reviewing the internal usage of the model/parameter applications to ensure consistency of application;
•	Maintaining an inventory of regulatory models and parameters and reporting their status to the Model and Parameter Review Committee (MPRC);
•	Maintaining a Risk Register to ensure that all material risks are captured to support the end-to-end validation of ICAAP methods; and
•	A comprehensive report that identifies the conditions for valid application of the model and summarizing these findings for the MPRC.

Stress testing

Stress testing supplements our other risk management tools by providing an estimate of tail risk (i.e., low probability, high severity events). Results of stress testing are interpreted in the context of our risk appetite including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Financial condition” section for detailed discussion on our enterprise-wide stress testing.

Risk treatment/mitigation

Risk treatment/mitigation is the implementation of options for modifying risk levels. CIBC pursues risk mitigation options in order to control its risk profile in the context of risk appetite. CIBC’s objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, and at the GRC or ALCo and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate

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Management’s discussion and analysis

risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform an in-depth analysis, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, the sophistication of cyber threats and the associated financial, reputational and business interruption risks have also increased.

These risks continue to be actively managed by us through enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial of service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC has developed and continues to refine approaches to minimize the impact of any incidents that may occur.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, especially in the aftermath of the 2008 global financial crisis, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels is driven by higher levels of mortgage debt, which is tied to the Canadian housing market. In spite of the fact that an interest rate increase, forecast to occur within the second half of 2015, is expected to be gradual, concerns have been raised by both the International Monetary Fund and the Bank of Canada regarding the indebtedness of Canadian consumers. The fear is that when interest rates start to rise, the ability of Canadians to repay their loans may be adversely affected, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately 2 percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase. For additional details on our credit risk mitigation strategies and real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

Geo-political risk

The level of geo-political risk escalates at certain points in time, with the focus changing from one region to another and within a region from country to country. While the specific impact on the global economy would depend on the nature of the event (e.g., a Middle Eastern conflict could lead to disruption in global oil supplies resulting in high prices), in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly affected, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, have serious negative implications for general economic and banking activities. While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Declining oil prices

Oil prices have declined in the second half of 2014 as markets have become increasingly concerned due to oversupply, primarily due to increased production in the U.S. and selected Middle Eastern countries, at a time when global growth is muted (specifically in Europe, China and Japan). Declines in world oil prices have reduced corporate margins. This has also served to reduce Canadian tax revenues, particularly in Alberta, and there is concern that its effect could extend beyond the oil and gas industry. Our oil and gas portfolio is stable, however a prolonged weakness in oil prices could become a more pressing concern. Clients are currently being assessed on the basis of our enhanced risk metrics and our portfolio is being monitored in a prudent manner.

China economic policy risk

Even though fears of a hard landing in China have receded substantially, the issues of easy credit and deteriorating credit quality have not been addressed, causing stress in the banking sector as well as in the shadow banking system. Economic growth is expected to be modest by historical standards, with a medium-term growth rate trend at 7%, notably lower than the double-digit growth of the recent past. Credit booms of this nature have at times led to sharp corrections, but we note that China’s government still has the ability to absorb and address economic disruptions.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect our clients that export to China, commodities in particular, and may raise the credit risk associated with our exposure to trading counterparties.

Slow growth in the global economy

The global recovery remains uncertain. High public and private debt have acted as impediments to the normalization of economic activity. Though these restraints are subsiding, they are doing so at different rates across the countries and markets in which we operate. In addition, monetary policy normalization in the U.S., and more generally, shifts in financial market sentiment and the pace of new regulation, have increased uncertainty with respect to business performance. Sustained growth has remained challenging. Lower private investment has led to higher private savings, dampening demand, despite an

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extended very low interest rate environment.

We continue to monitor our exposures to the regions at the centre of the slowdown and industries in North America that are particularly levered to global growth.

U.S. fiscal deficit risk

There is tacit agreement in the U.S. Congress that another costly government shutdown must be avoided. Moreover, Moody’s revised the U.S. credit rating outlook to Aaa-stable from Aaa-negative based on the latest status of the U.S. economy. However, given high debt levels, an unexpected shock to the U.S. economy could lead to a Canadian economic slowdown or recession, which would affect credit demand in Canada and likely increase credit losses.

While we continue to see progress on the U.S. economic front, the political divide in the U.S. continues to foster an environment of uncertainty. We actively monitor the political climate in the U.S. and assess both our direct exposure to U.S. counterparties and our indirect exposure to the effects of changes in the economic environment. We ensure that our exposures adhere to the parameters outlined in our risk appetite statement.

European sovereign debt crisis

While the European Central Bank’s new outright monetary transactions programme has eased pressure on peripheral bond yields and has led to a normalization of financial conditions, thus ensuring the safety of the Euro, risks to the global financial markets from Europe’s sovereign debt crisis have not completely dissipated. Unfavourable economic or political events could bring the debt crisis into sharper focus again, denting financial market confidence and mitigating any recovery in Eurozone growth, or even lead to a new recession.

We actively monitor and assess both the business and geopolitical environment in Europe for adverse developments. Key to this is maintaining an active presence in the region to ensure that we are able to respond to both qualitative and quantitative data in a robust and timely manner. We have no peripheral sovereign exposure and very little peripheral non-sovereign direct exposure. For additional details on our European exposure, see the “Exposure to certain countries and regions” section in Credit risk.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See Note 32 to the consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs:

(1)	Includes counterparty credit risk of $4,616 million.
(2)	Includes counterparty credit risk of $452 million.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes investment risk.

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Management’s discussion and analysis

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Wholesale lending businesses. Other sources of credit risk include our trading activities, including our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our asset.

Governance and management

Credit risk is managed through the three lines of defence model. Front line businesses are responsible for originating and managing the risk – this is the first line of defence.

The second line of defence is Risk Management, which provides enterprise-wide adjudication. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards, and limits. Credit approval authorities are controlled to ensure decisions are made by qualified personnel. In addition to Risk Management, Compliance and other Control functions provide independent oversight of the management of credit risk in our credit portfolios.

Internal Audit provides the third line of defence, by providing independent assessment of the design and operating effectiveness of the risk management controls, processes and systems.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Provision for credit losses are reviewed by the RMC and the Audit Committee quarterly.

Policies

Credit concentration limits

At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk rating band for large exposures (i.e., risk rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits to individual borrowers and geographic regions, but also to different types of credit facilities, such as, unsecured credits, rental occupancy purpose credits, condominium secured credits and mortgages with a second or third charge where we are behind another lender. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.

We mitigate the credit risk of OTC derivatives with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs).

ISDA Master Agreements facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction specific terms. Master Agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party’s side. The mechanism for calculating termination costs in the event of a close out are outlined in the Master Agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs are often included in ISDA Master Agreements. They mitigate counterparty credit risk by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral.

Consistent with global initiatives to improve resilience in the financial system, we will clear derivatives through central counterparties (CCPs) where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.

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Forbearance policy

We employ forbearance techniques to manage customer relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new customers with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the year, $100 million of loans have undergone TDR (2013: $90 million).

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the GRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans to maximize recoveries.

Risk measurement

Exposures subject to AIRB approach

Business and government portfolios (excluding scored small business) – risk-rating method

This section describes the portfolio rating categories. The portfolio comprises exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating that reflects the security applicable to the exposure.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third-party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below.

Corporate and Banks					Sovereigns
Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent	Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent
Investment grade	0.03% – 0.42%	10 – 47	AAA to BBB-	Aaa to Baa3	Investment grade	0.01% – 0.42%	00 – 47	AAA to BBB-	Aaa to Baa3
Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3	Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3
Watchlist	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca	Watchlist	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca
Default	100%	90	D	C	Default	100%	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our customer has the ability to repay according to the agreed terms and conditions. Embedded in our credit policies and criteria is an assessment of risk exposure using the following three dimensions:

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount which will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

CIBC 2014 ANNUAL REPORT	49

Management’s discussion and analysis

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans).

We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The documentation required as part of the lending process will include satisfactory identification, proof of income, independent appraisal of the collateral, and registration of security, as appropriate.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100%

Back-testing

We monitor the three key risk parameters – PD, EAD, and LGD – on a monthly basis. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

Stress testing

As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our residential mortgage portfolio stress testing.

50	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Exposure to credit risk

The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

Net credit exposure increased by $27.0 billion in 2014, primarily due to business growth in our Canadian corporate and commercial lending portfolios, securities lending through our joint venture and real estate secured personal lending portfolios. These were partially offset by a reduction in our AFS securities exposure.

$ millions, as at October 31			2014			2013
	AIRB approach	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$54,242	$3,166	$57,408	$50,634	$3,336	$53,970
Undrawn commitments	34,197	340	34,537	29,742	350	30,092
Repo-style transactions	29,487	18	29,505	23,778	7	23,785
Other off-balance sheet	8,335	213	8,548	9,600	131	9,731
OTC derivatives	5,061	–	5,061	4,037	–	4,037
	131,322	3,737	135,059	117,791	3,824	121,615
Sovereign
Drawn	20,472	4,067	24,539	20,848	3,051	23,899
Undrawn commitments	5,019	–	5,019	5,096	–	5,096
Repo-style transactions	8,041	–	8,041	5,766	–	5,766
Other off-balance sheet	443	–	443	311	–	311
OTC derivatives	2,167	–	2,167	2,254	–	2,254
	36,142	4,067	40,209	34,275	3,051	37,326
Banks
Drawn	9,779	1,156	10,935	12,534	999	13,533
Undrawn commitments	939	–	939	882	–	882
Repo-style transactions	32,174	5	32,179	28,431	–	28,431
Other off-balance sheet	59,826	–	59,826	41,974	–	41,974
OTC derivatives	5,398	22	5,420	6,964	6	6,970
	108,116	1,183	109,299	90,785	1,005	91,790
Total business and government portfolios (gross)	275,580	8,987	284,567	242,851	7,880	250,731
Less: repo collateral	63,718	–	63,718	51,613	–	51,613
Total business and government portfolios (net)	211,862	8,987	220,849	191,238	7,880	199,118
Retail portfolios
Real estate secured personal lending
Drawn	171,841	2,289	174,130	165,295	2,193	167,488
Undrawn commitments	21,699	–	21,699	19,884	–	19,884
	193,540	2,289	195,829	185,179	2,193	187,372
Qualifying revolving retail
Drawn	19,557	–	19,557	22,749	–	22,749
Undrawn commitments	44,849	–	44,849	44,415	–	44,415
Other off-balance sheet	275	–	275	386	–	386
	64,681	–	64,681	67,550	–	67,550
Other retail
Drawn	8,808	697	9,505	7,752	705	8,457
Undrawn commitments	1,537	44	1,581	1,125	20	1,145
Other off-balance sheet	31	–	31	31	–	31
	10,376	741	11,117	8,908	725	9,633
Total retail portfolios	268,597	3,030	271,627	261,637	2,918	264,555
Securitization exposures (1)	14,990	–	14,990	16,799	–	16,799
Gross credit exposure	559,167	12,017	571,184	521,287	10,798	532,085
Less: repo collateral	63,718	–	63,718	51,613	–	51,613
Net credit exposure	$495,449	$12,017	$507,466	$469,674	$10,798	$480,472

(1)	Under IRB approach.

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are net of the CVA related to financial guarantors, derivative master netting agreements, and before allowance for credit losses and other risk mitigation. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

CIBC 2014 ANNUAL REPORT	51

Management’s discussion and analysis

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean and certain exposures to individuals for non-business purposes do not have sufficient historical data to support the AIRB approach for credit risk, and are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive AIRB approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

$ millions, as at October 31	Risk-weight category							2014	2013
	0%	20%	35%	50%	75%	100%	150%	Total	Total
Corporate	$–	$–	$–	$–	$–	$3,732	$5	$3,737	$3,824
Sovereign	3,463	55	–	137	–	374	38	4,067	3,051
Bank	–	1,068	–	81	–	34	–	1,183	1,005
Real estate secured personal lending	–	–	–	–	1,968	–	321	2,289	2,193
Other retail	–	–	–	–	661	–	80	741	725
	$3,463	$1,123	$–	$218	$2,629	$4,140	$444	$12,017	$10,798

Counterparty credit exposures

We have counterparty credit exposure that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity. Due to the fluctuations in the market values of interest rates, exchanges rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk when the exposure to a particular counterparty is adversely correlated with the credit quality of that counterparty. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.

Rating profile of OTC derivative MTM receivables

$ billions, as at October 31		2014	2013
	Exposure (1)
Investment grade	$4.82	87.5%	$4.59	85.0%
Non-investment grade	0.66	12.0	0.78	14.5
Watchlist	0.01	0.2	0.03	0.5
Default	–	–	–	–
Unrated	0.02	0.3	–	–
	$5.51	100.0%	$5.40	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and net of the CVA related to financial guarantors and $63.7 billion (2013: $51.6 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31, 2014	Canada	U.S.	Europe	Other	Total
Drawn	$54,544	$22,699	$2,707	$4,543	$84,493
Undrawn commitments	30,552	6,875	1,708	1,020	40,155
Repo-style transactions	2,671	2,910	270	133	5,984
Other off-balance sheet	48,962	15,698	3,420	524	68,604
OTC derivatives	6,589	1,670	3,111	1,256	12,626
	$143,318	$49,852	$11,216	$7,476	$211,862
October 31, 2013	$135,138	$36,668	$12,649	$6,783	$191,238

52	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Business and government exposure by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and net of the CVA related to financial guarantors and $63.7 billion (2013: $51.6 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives		2014 Total	2013 Total
Commercial mortgages	$7,834	$106	$–	$–	$–		$7,940	$7,931
Financial institutions	16,254	3,723	5,482	62,711	7,857	(1)	96,027	82,936
Retail and wholesale	3,592	2,287	–	266	33		6,178	5,952
Business services	4,495	1,942	–	496	172		7,105	6,033
Manufacturing – capital goods	1,738	1,673	–	136	103		3,650	3,366
Manufacturing – consumer goods	2,323	1,036	–	159	38		3,556	3,590
Real estate and construction	15,060	4,240	–	812	83		20,195	17,689
Agriculture	4,076	1,111	–	71	39		5,297	4,903
Oil and gas	5,244	8,436	–	922	805		15,407	13,536
Mining	1,251	2,423	–	418	62		4,154	4,042
Forest products	526	572	–	108	26		1,232	1,164
Hardware and software	438	446	–	61	7		952	1,296
Telecommunications and cable	703	954	–	338	88		2,083	2,184
Broadcasting, publishing and printing	289	225	–	162	2		678	733
Transportation	1,839	1,837	–	393	253		4,322	3,714
Utilities	2,488	5,131	–	1,290	407		9,316	7,154
Education, health, and social services	1,799	900	14	76	84		2,873	2,342
Governments	14,544	3,113	488	185	2,567		20,897	22,673
	$84,493	$40,155	$5,984	$68,604	$12,626		$211,862	$191,238

(1)	Includes $30 million (2013: $91 million) of fair value net of CVA with financial guarantors hedging our derivative contracts.

As part of our risk mitigation strategy, we may use credit protection purchases as a hedge against customer or industry sector concentration. As at October 31, 2014, we had credit protection purchased totalling $423 million (2013: nil) related to our business and government loans.

Credit quality of portfolios

Credit quality of the risk-rated portfolios

The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA, and collateral on repurchase agreement activities.

$ millions, as at October 31				2014	2013
	EAD
Grade	Corporate	Sovereign	Banks	Total	Total
Investment grade	$56,752	$27,998	$78,348	$163,098	$146,880
Non-investment grade	37,685	573	1,666	39,924	35,363
Watchlist	453	–	–	453	534
Default	448	–	–	448	531
Total risk-rated exposure	$ 95,338	$28,571	$80,014	$203,923	$183,308
Strong				7,071	7,127
Good				462	448
Satisfactory				376	293
Weak				25	60
Default				5	2
Total slotted exposure				$7,939	$7,930
Total business and government portfolios				$211,862	$191,238

The total exposures increased by $20.6 billion from October 31, 2013, largely attributable to growth in our corporate and commercial lending portfolios. The investment grade category increased by $16.2 billion from October 31, 2013, while the non-investment grade category was up $4.6 billion. The decrease in watchlist and default exposures was largely attributable to improving credit quality, across both our Canadian and international portfolios.

CIBC 2014 ANNUAL REPORT	53

Management’s discussion and analysis

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation.

$ millions, as at October 31				2014	2013
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total	Total
Exceptionally low	$167,480	$34,922	$1,538	$203,940	$199,383
Very low	7,296	7,859	1,090	16,245	17,240
Low	16,935	15,310	5,206	37,451	30,205
Medium	1,506	5,632	2,028	9,166	12,518
High	186	910	295	1,391	1,913
Default	137	48	219	404	378
	$193,540	$64,681	$10,376	$268,597	$261,637

Securitization exposures

The following table provides details on our securitization exposures by credit ratings under the IRB approach.

$ millions, as at October 31	2014	2013
S&P rating equivalent	EAD (1)
AAA to BBB-	$9,020	$10,790
BB+ to BB-	–	–
Below BB-	20	20
Unrated	5,496	5,479
	$14,536	$16,289

(1)	EAD under IRB approach is net of financial collateral of $454 million (2013: $510 million).

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act, banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.

The following tables provide details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at October 31, 2014	Insured		Uninsured		Uninsured		Insured (2)		Uninsured
Ontario	$47.3	67%	$23.7	33%	$9.6	100%	$47.3	59%	$33.3	41%
British Columbia	18.5	61	11.9	39	3.9	100	18.5	54	15.8	46
Alberta	17.0	73	6.4	27	2.8	100	17.0	65	9.2	35
Quebec	7.7	69	3.4	31	1.5	100	7.7	61	4.9	39
Other	11.8	75	4.0	25	1.8	100	11.8	67	5.8	33
Canadian portfolio (2)(3)	102.3	67%	49.4	33%	19.6	100%	102.3	60%	69.0	40%
International portfolio (2)	–	–%	2.1	100%	–	–%	–	–%	2.1	100%
Total portfolio	$102.3	67%	$51.5	33%	$19.6	100%	$102.3	59%	$71.1	41%
October 31, 2013 (4)	$102.6	71%	$42.9	29%	$19.3	100%	$102.6	62%	$62.2	38%

(1)	We did not have any insured HELOCs as at October 31, 2014 and 2013.
(2)	Geographical location is based on the address of the property managed.
(3)	90% (2013: 94%) is insured by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.
(4)	Excludes international portfolio.

54	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

The average LTV ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the year are provided in the following table. The average LTV ratio(1) of our uninsured international residential mortgages originated during the year was 71%. The newly originated HELOCs for our international portfolio during the year were not material. We did not acquire uninsured residential mortgages or HELOCs from a third-party for the years presented in the table below.

For the year ended October 31	2014		2013
	Residential mortgages	HELOC	Residential mortgages (2)	HELOC
Ontario	65%	70%	65%	70%
British Columbia	61	66	62	66
Alberta	68	72	68	70
Quebec	67	72	67	71
Other	70	73	70	72
Total Canadian portfolio (3)	65%	70%	65%	69%

(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Restated to conform to the methodology adopted in the current year.
(3)	Geographical location is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2014 (1)	60%	60%
October 31, 2013 (1) (2)	62%	62%

(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2014 and 2013 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2014 and 2013, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.
(2)	Restated to conform to the methodology adopted in the current year.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio
October 31, 2014	–%	1%	3%	9%	23%	48%	16%	–%
October 31, 2013	1%	1%	3%	12%	19%	39%	25%	–%
International portfolio
October 31, 2014	7%	15%	25%	27%	17%	8%	1%	–%

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio
October 31, 2014	3%	6%	10%	14%	28%	31%	8%	–%
October 31, 2013	3%	6%	11%	15%	24%	28%	12%	1%
International portfolio
October 31, 2014	7%	15%	24%	26%	17%	8%	2%	1%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2014, our Canadian condominium mortgages were $17.1 billion (2013: $16.6 billion) of which 70% (2013: 74%) were insured. Our drawn developer loans were $1.0 billion (2013: $920 million) or 1.6% of our business and government portfolio, and our related undrawn exposure was $2.0 billion (2013: $2.1 billion). The condominium developer exposure is diversified across 88 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Credit quality performance

As at October 31, 2014, total loans and acceptances after allowance for credit losses were $268.2 billion (2013: $256.4 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 76% (2013: 78%) of the portfolio, and business and government loans (including acceptances) constitute the remainder of the portfolio.

Consumer loans were up by $4.5 billion from the prior year. The increase in residential mortgages and personal lending was partially offset by a decrease in credit cards as a result of the sold Aeroplan portfolio. Business and government loans (including acceptances) were up $7.3 billion or 13% from the prior year, mainly attributable to the real estate and construction, financial institutions and oil and gas sectors.

CIBC 2014 ANNUAL REPORT	55

Management’s discussion and analysis

The following table provides details of our impaired loans, allowances and provisions for credit losses.

$ millions, as at or for the year ended October 31	Business and government loans	Consumer loans	2014 Total	Business and government loans	Consumer loans	2013 Total
Gross impaired loans
Balance at beginning of year	$843	$704	$1,547	$1,128	$739	$1,867
Classified as impaired during the year	189	1,250	1,439	353	1,481	1,834
Transferred to not impaired during the year	(10)	(103)	(113)	(17)	(83)	(100)
Net repayments	(196)	(242)	(438)	(272)	(381)	(653)
Amounts written-off	(155)	(903)	(1,058)	(382)	(1,066)	(1,448)
Recoveries of loans and advances previously written-off	–	–	–	–	–	–
Disposals of loans	(18)	–	(18)	–	–	–
Foreign exchange and other	47	28	75	33	14	47
Balance at end of year	$700	$734	$1,434	$843	$704	$1,547
Allowance for impairment (1)
Balance at beginning of year	$323	$224	$547	$492	$229	$721
Amounts written-off	(155)	(903)	(1,058)	(382)	(1,066)	(1,448)
Recoveries of amounts written-off in previous years	13	179	192	9	175	184
Charge to income statement	162	818	980	204	900	1,104
Interest accrued on impaired	(14)	(16)	(30)	(20)	(17)	(37)
Disposals of loans	–	–	–	–	–	–
Foreign exchange and other	8	5	13	20	3	23
Balance at end of year	$337	$307	$644	$323	$224	$547
Net impaired loans
Balance at beginning of year	$520	$480	$1,000	$636	$510	$1,146
Net change in gross impaired	(143)	30	(113)	(285)	(35)	(320)
Net change in allowance	(14)	(83)	(97)	169	5	174
Balance at end of year	$363	$427	$790	$520	$480	$1,000
Net impaired loans as a percentage of net loans and acceptances (2)			0.29%			0.39%

(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.
(2)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Gross Impaired loans

Gross impaired loans were $1,434 million, down $113 million from the prior year. The decrease, primarily in North America, was due to lower new classifications reflective of an improvement in the credit quality of the portfolio. Gross impaired loans in CIBC FirstCaribbean were comparable with the prior year.

After experiencing an increase during the 2009 recession, gross impaired loans stabilized in 2011 and have showed continued improvements since 2012. Almost half of the consumer gross impaired loans at the end of 2014 were from Canada, in which insured mortgages accounted for the majority, and where losses are expected to be minimal. The remaining consumer gross impaired loans were in CIBC FirstCaribbean, which were up from the prior year as a result of an unfavourable foreign exchange impact, and revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region.

Business and government gross impaired loans were down from the prior year, mainly due to decreases in the U.S. and CIBC FirstCaribbean. The decrease in the U.S. was driven by lower new classifications. There were also fewer write-offs of accounts. CIBC FirstCaribbean continues to account for the majority of business and government gross impaired loans, despite a year-over-year decline which was the result of write-offs in the business services sector, which includes hotels and resorts. The level of gross impaired loans in CIBC FirstCaribbean depends to a great extent on the economies of the Caribbean, which are heavily reliant on the health of the North American economies, and in particular tourism. CIBC will continue to monitor the gross impaired loans as well as the economies in the Caribbean, and will take risk mitigation actions should they deteriorate.

Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary Annual Financial Information” section.

Allowance for impairment

Allowance for impairment was $644 million, up $97 million from the prior year, mainly due to an increase in the residential mortgages, real estate and construction and business services sectors of CIBC FirstCaribbean, resulting from revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region. Along with declining gross impaired loans, allowance for impairment was down in Canada. Allowance for impairment in the U.S. was comparable with the prior year.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have experienced credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone. Except as noted in our indirect exposures section below, we do not have any other exposure through our SEs to the countries included in the tables below.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. We also do not have material exposure to the countries of West Africa impacted by the Ebola virus outbreak.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 90% (2013: 96%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

56	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at October 31, 2014	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$1	$–	$1	$–		$–	$–
Belgium	11	–	23	34	–		–	–
Finland	188	1	2	191	60		–	60
France	125	–	4	129	215		7	222
Germany	129	1	342	472	45		20	65
Greece	–	–	–	–	–		–	–
Ireland	–	–	6	6	–		6	6
Italy	–	–	–	–	–		–	–
Luxembourg	9	–	104	113	8		–	8
Malta	–	–	–	–	–		–	–
Netherlands	24	21	62	107	103		17	120
Portugal	–	–	–	–	–		–	–
Spain	–	–	1	1	–		–	–
Total Eurozone	$486	$24	$544	$1,054	$431		$50	$481
Czech Republic	$–	$–	$1	$1	$–		$–	$–
Denmark	–	–	–	–	–		29	29
Norway	–	71	2	73	–		–	–
Russia	–	–	–	–	–		–	–
Sweden	177	–	17	194	8		–	8
Switzerland	177	–	79	256	78		–	78
Turkey	–	–	179	179	–		9	9
United Kingdom	593	413	175	1,181	2,210	(1)	368	2,578
Total non-Eurozone	$947	$484	$453	$1,884	$2,296		$406	$2,702
Total Europe	$1,433	$508	$997	$2,938	$2,727		$456	$3,183
October 31, 2013	$1,610	$815	$1,548	$3,973	$1,910		$220	$2,130

(1)	Includes $193 million of exposure (notional value of $218 million and fair value of $25 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due, as well as a failure of the financial guarantor to meet its obligation under the guarantee.

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at October 31, 2014	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$29	$29	$29	$–	$1
Belgium	–	1	33	34	31	3	37
Finland	4	–	20	24	15	9	260
France	7	246	1,755	2,008	1,988	20	371
Germany	7	–	2,051	2,058	1,987	71	608
Greece	–	–	–	–	–	–	–
Ireland	–	–	362	362	351	11	23
Italy	–	–	7	7	–	7	7
Luxembourg	1	–	24	25	–	25	146
Malta	–	5	–	5	–	5	5
Netherlands	32	–	102	134	97	37	264
Portugal	–	–	–	–	–	–	–
Spain	–	–	18	18	18	–	1
Total Eurozone	$51	$252	$4,401	$4,704	$4,516	$188	$1,723
Czech Republic	$–	$2	$–	$2	$–	$2	$3
Denmark	–	–	–	–	–	–	29
Norway	–	–	–	–	–	–	73
Russia	–	–	–	–	–	–	–
Sweden	1	–	44	45	44	1	203
Switzerland	–	–	756	756	710	46	380
Turkey	–	–	–	–	–	–	188
United Kingdom	273	10	3,297	3,580	3,246	334	4,093
Total non-Eurozone	$274	$12	$4,097	$4,383	$4,000	$383	$4,969
Total Europe	$325	$264	$8,498	$9,087	$8,516	$571	$6,692
October 31, 2013	$177	$317	$5,336	$5,830	$5,346	$484	$6,587

(1)	The amounts shown are net of CVA.
(2)	Collateral on derivative MTM receivables was $1.4 billion (2013: $1.4 billion), collateral on repo-style transactions was $7.1 billion (2013: $4.0 billion), and both consist of cash and investment-grade debt securities.

CIBC 2014 ANNUAL REPORT	57

Management’s discussion and analysis

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection.

$ millions, as at October 31, 2014	Total indirect exposure
Belgium	$16
Finland	14
France	225
Germany	103
Greece	8
Ireland	20
Italy	36
Luxembourg	75
Netherlands	149
Spain	80
Total Eurozone	$726
Denmark	$13
Norway	3
Sweden	20
Switzerland	1
United Kingdom	188
Total non-Eurozone	$225
Total exposure	$951
October 31, 2013	$1,888

In addition to the indirect exposures above, we have indirect exposure to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activities, from entities that are not in Europe. Our indirect exposure was $147 million (2013: $211 million).

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate finance

In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under four programs.

The construction program offers floating-rate financing to properties under construction. The two interim programs offer fixed- and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition, the interim program provides operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2014	Drawn	Undrawn
Construction program	$11	$–
Interim program	6,546	449
Permanent program	179	–
Exposure, net of allowance	$6,736	$449
Of the above:
Net Impaired	$88	$–
On credit watch list	113	–
Exposure, net of allowance, as at October 31, 2013	$5,938	$467

As at October 31, 2014, the allowance for credit losses for this portfolio was $47 million (2013: $55 million). During the year, provision for credit losses was $13 million (2013: $12 million).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at October 31, 2014, we have no CMBS inventory (2013: notional of $9 million and fair value of less than $1 million).

58	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Leveraged finance

The exposures in our leveraged finance activities in Europe and the U.S. are discussed below.

European leveraged finance

In 2008, management made a decision to exit our European leveraged finance business where we participated or originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2014	Drawn	Undrawn
Manufacturing – capital goods	$186	$8
Publishing, printing and broadcasting	4	–
Utilities	10	–
Transportation	3	4
Exposure, net of allowance	$203	$12
Of the above:
Net Impaired	$5	$–
On credit watch list	171	8
Exposure, net of allowance, as at October 31, 2013	$359	$28

During the year, an equity investment with carrying value of $21 million as at October 31, 2013 received pursuant to a reorganization was sold at a pre-tax gain of $78 million ($57 million after-tax), net of associated expenses, shown as an item of note.

As at October 31, 2014, the allowance for credit losses for this portfolio was $36 million (2013: $35 million). During the year, net reversal of credit losses was $1 million (2013: provision for credit losses was $35 million).

U.S. leveraged finance

We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. in 2008. After closing this transaction, exposure to the leveraged loans remained with us. A small number of these loans are currently being managed to maturity.

Our drawn exposure, net of allowance, as at October 31, 2014 was $7 million (2013: $44 million) and our undrawn exposure was nil (2013: $4 million). Our outstanding exposure has declined primarily due to loan sales as well as write-downs in 2014. The remaining outstanding exposure is related to the publishing, printing and broadcasting sector and is on our credit watch list.

As at October 31, 2014, the allowance for credit losses for this portfolio was nil (2013: $2 million). During the year, the provision for credit losses was $19 million (2013: net reversal of credit losses of $7 million).

Settlement risk

Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

CIBC 2014 ANNUAL REPORT	59

Management’s discussion and analysis

Market risk

Market risk is defined as the potential for economic financial loss from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices and credit spreads. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Governance and management

Market risk is managed through the three lines of defence model. Front line businesses are responsible for managing their risk – this is the first line of defence.

The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage. Compliance and other control functions also provide independent oversight for market and pension risks.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of risk management control processes and systems.

Senior management reports material risk matters to GRC and RMC at least quarterly, including material transactions, limit compliance and portfolio trends.

Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading book, and to the establishment of limits within which we monitor, manage, and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with GRC and RMC.

We have risk tolerance levels, expressed in terms of both statistically based VaR measures, potential worst-case stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	RMC limits control consolidated market risk;
•	Tier 1 limits control market risk for CIBC overall and are lower than the RMC limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level;
•	Tier 3 limits control market risk at the sub-business unit or desk level. Tier 3 limits are set on VaR and a variety of metrics including stress; and
•	Intra-day limits are intended to accommodate client orders and related hedging only.

Tier 1 limits are established by the CEO, consistent with the risk appetite statement approved by the RMC. Tier 2 and Tier 3 limits are approved at levels of management commensurate with risk assumed.

Risk measurement

We use the following measures for market risk:

•

VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives;
•

Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products and credit derivatives such as credit default swaps;

•	Equity risk measures the impact of changes in equity prices, volatilities and dividend yields;
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities;
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities;
•	Debt specific risk measures the impact of changes in the volatility of the yield of a debt instrument as compared with the volatility of the yield of a representative bond index; and
•

Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

•

Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure;

•	Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes if the worst period since December 2006 is applied to the current portfolio;
•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios;
•	Back-testing validates the effectiveness of risk measurement through analysis of actual and theoretical profit and loss outcomes; and
•	Stress testing and scenario analyses provide insight into portfolio behaviour under extreme circumstances (beyond VaR confidence level).

60	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2014					2013 (1)
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$2,694	$–		$1,573	$1,121	$2,211	$–		$1,165	$1,046	Foreign exchange
Interest-bearing deposits with banks	10,853	8		10,845	–	4,168	111		4,057	–	Interest rate
Securities	59,542	45,638	(2)	13,904	–	71,984	43,160	(2)	28,824	–	Equity, interest rate
Cash collateral on securities borrowed	3,389	–		3,389	–	3,417	–		3,417	–	Interest rate
Securities purchased under resale agreements	33,407	–		33,407	–	25,311	–		25,311	–	Interest rate
Loans
Residential mortgages	157,526	–		157,526	–	150,938	–		150,938	–	Interest rate
Personal	35,458	–		35,458	–	34,441	–		34,441	–	Interest rate
Credit card	11,629	–		11,629	–	14,772	–		14,772	–	Interest rate
Business and government	56,075	4,720	(3)	51,355	–	48,207	2,148	(3)	46,059	–	Interest rate
Allowance for credit losses	(1,660)	–		(1,660)	–	(1,698)	–		(1,698)	–	Interest rate
Derivative instruments	20,680	17,790	(4)	2,890	–	19,947	17,626	(4)	2,321	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,212	–		9,212	–	9,720	–		9,720	–	Interest rate
Other assets	16,098	1,506		7,317	7,275	14,588	1,226		6,537	6,825	Interest rate, equity, foreign exchange
	$414,903	$69,662		$336,845	$8,396	$398,006	$64,271		$325,864	$7,871
Deposits	$325,393	$371	(5)	$289,087	$35,935	$315,164	$388	(5)	$281,027	$33,749	Interest rate
Obligations related to securities sold short	12,999	12,151		848	–	13,327	13,144		183	–	Interest rate
Cash collateral on securities lent	903	–		903	–	2,099	–		2,099	–	Interest rate
Obligations related to securities sold under repurchase agreements	9,862	–		9,862	–	4,887	–		4,887	–	Interest rate
Derivative instruments	21,841	19,716	(4)	2,125	–	19,724	18,220	(4)	1,504	–	Interest rate, foreign exchange
Acceptances	9,212	–		9,212	–	9,721	–		9,721	–	Interest rate
Other liabilities	10,932	874		4,232	5,826	10,862	872		4,143	5,847	Interest rate
Subordinated indebtedness	4,978	–		4,978	–	4,228	–		4,228	–	Interest rate
	$396,120	$33,112		$321,247	$41,761	$380,012	$32,624		$307,792	$39,596

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Excludes securities in the structured credit run-off business of $759 million (2013: $837 million). These are considered non-trading for market risk purposes.
(3)	Excludes $180 million (2013: $63 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(4)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(5)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and IRC. This methodology was implemented during the current year and resulted in a slight increase in risk measures. At an individual component level, VaR remained at the same level, stressed VaR decreased slightly and IRC increased.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:

•	The use of historical data for estimating future events may not encompass all potential events, particularly those that are extreme in nature;
•

The use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully;

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence; and
•	VaR is calculated on the basis of exposures outstanding at the close of business and therefore does not reflect intra-day exposures.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, pound sterling, Australian dollar, Chinese yuan and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and crude oil products.

During the year, we implemented changes related to the incorporation of the FVA into valuation of our uncollateralized derivatives.

CIBC 2014 ANNUAL REPORT	61

Management’s discussion and analysis

VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2014 (1)				2013
	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$2.0	$1.8	$3.8	$0.7	$1.2	$2.8	$5.2	$1.0
Credit spread risk	2.0	1.5	2.5	0.9	1.2	1.4	2.6	0.9
Equity risk	1.7	2.1	9.1	1.2	1.9	2.1	2.7	1.7
Foreign exchange risk	0.5	0.8	1.7	0.3	0.5	0.7	1.7	0.2
Commodity risk	1.0	1.1	2.0	0.6	0.6	1.1	2.1	0.6
Debt specific risk	1.9	2.4	3.5	1.9	2.5	2.3	3.6	1.4
Diversification effect (2)	(6.1)	(6.2)	n/m	n/m	(4.3)	(5.8)	n/m	n/m
Total VaR (one-day measure)	$3.0	$3.5	$9.7	$2.1	$3.6	$4.6	$6.1	$3.5

(1)	Beginning in 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2014 was down $1.1 million from the prior year. The decrease was driven by a reduction in interest rate risks, partially offset by an increase in credit spread, foreign exchange and debt specific risks.

Stressed VaR

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio since December 2006. Our current stressed VaR period is from September 24, 2008 to September 22, 2009.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2014 (1)				2013
	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$5.8	$6.4	$18.0	$0.5	$3.9	$7.7	$21.1	$2.4
Credit spread risk	14.1	8.0	14.2	1.3	4.9	4.9	6.8	3.0
Equity risk	1.7	2.8	21.3	0.7	1.9	2.8	12.7	0.9
Foreign exchange risk	7.3	2.8	13.9	0.2	0.7	1.1	5.6	0.2
Commodity risk	3.1	4.9	14.7	0.3	0.8	1.2	6.2	0.3
Debt specific risk	3.5	3.5	5.6	0.7	1.7	1.3	2.1	0.7
Diversification effect (2)	(17.1)	(17.2)	n/m	n/m	(10.5)	(10.3)	n/m	n/m
Stressed total VaR (one-day measure)	$18.4	$11.2	$22.7	$3.1	$3.4	$8.7	$21.3	$2.9

(1)	Beginning in 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average stressed total VaR for the year ended October 31, 2014 was up $2.5 million from the prior year. The increase was driven by an increase in our credit spread, foreign exchange, commodity and debt specific risks, partially offset by a reduction in interest rate risk.

Incremental risk charge

IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and probability of default and migration.

IRC – trading portfolio

$ millions, as at or for the year ended October 31				2014 (1)				2013
	Year-end	Average	High	Low	Year-end	Average	High	Low
Default risk	$71.5	$81.6	$117.0	$62.6	$102.9	$60.2	$118.9	$33.7
Migration risk	45.7	43.1	66.7	27.8	45.4	39.2	56.9	19.1
IRC (one-year measure)	$117.2	$124.7	$171.5	$94.7	$148.3	$99.4	$158.0	$71.6

(1)	Beginning in 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.

Average IRC for the year ended October 31, 2014 was up $25.3 million from the prior year due to the changes in the composition of fixed income instruments in the trading portfolio.

Back-testing

To determine the reliability of the trading VaR model, actual outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level. Back-testing is also performed for business lines and individual portfolios.

Static profit and loss and trading losses in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

62	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Internal Audit also reviews our models, validation processes, and results of our back-testing. Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

During the year, there were no negative back-testing breaches in the total VaR measure.

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of the tables below excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios. The trading revenue in the charts below excludes the one time net decrease in income as a result of the adoption of FVA.

During the year, trading revenue (TEB) was positive for 99% of the days. The largest loss occurred on January 24, 2014 totalling $1.7 million. The loss was driven by a sharp increase in commodity prices. The largest gain of $17.9 million occurred on April 22, 2014. It was attributable to the normal course of business within our Capital Markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $2.9 million during the year and the average daily TEB was $1.4 million.

Frequency distribution of daily 2014 trading revenue (TEB)

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2014.

Trading revenue (TEB)(1)(2) versus VaR

The trading revenue (TEB) and VaR graph below shows the actual daily trading revenue (TEB) for the current year against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

(1)	The trading revenue in this section excludes the one time net decrease in income as a result of the adoption of FVA.
(2)	The large increase in VaR in the first quarter was due to a transaction in support of a client in our Capital markets group.

Stress testing and scenario analysis

Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Our stress testing and scenario analysis measure the effect on portfolio values of a wide range of extreme moves in market risk factors. The methodology is a one-month stress test scenario and assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks, after which we would have taken management action to mitigate losses.

Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one month. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

Among the historical scenarios are the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following the 2008 market crisis. The hypothetical scenarios include potential market crises originating in North America and Asia.

CIBC 2014 ANNUAL REPORT	63

Management’s discussion and analysis

Below are our core stress test scenarios which we run daily to add insight into potential exposure levels under stress. Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant.

Under worst-case stress test scenarios limit monitoring, limits are placed on the maximum acceptable loss for the aggregate portfolio, at the detailed portfolio level, and at specific asset class types.

Stress scenario list

1. Subprime crisis and Lehman collapse – 2008	4. U.S. sovereign debt default and downgrade	7. Real estate market crash
2. U.S. Fed tightening – 1994	5. Chinese hard landing
3. Russian debt crisis – 1998	6. Domestic political instability

Average stress testing results(1) for 2014 and 2013 for each of the 7 scenarios noted above from our trading positions are provided in the chart below:

(1)	The 2014 average stress testing is blended value between two approaches as a result of the implementation of the full revaluation method of computing VaR in place of the parametric approach in the beginning of 2014.

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2014	Positive	Negative	Net
Maturity less than 1 year	$ 240	$ 326	$ (86)
Maturity 1 – 3 years	162	570	(408)
Maturity 4 – 5 years	35	18	17
Maturity in excess of 5 years	17	4	13
	$ 454	$ 918	$ (464)

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or re-pricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

ALM activities are managed by Treasury under the supervision of the ExCo, with the overall risk appetite established by the Board. Compliance with non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

The management of market risk in the non-trading portfolios monitors the sensitivity of projected net interest income under varying scenarios. The intention is to manage the effect of prospective interest rate movements while at the same time balancing the cost of any hedging activities on the current net revenue. Net interest income sensitivity represents the effect of projected yield curve scenarios on net interest income. This does not incorporate actions that would be taken by management to mitigate the effect of changes in interest rates. The net interest income sensitivity calculations assume that interest rates of all maturities move by the same amount in each scenario.

Our total non-trading interest rate risk exposure, as at October 31, 2014, is included in Note 17 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.9 years. The interest rate position reported in Note 17 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

64	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have placed a floor in the downward shock to accommodate for the current low interest rate environment (i.e., the analysis uses a floor to prevent interest rates from going into a negative position in the lower rate scenarios).

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31			2014			2013
	C$	US$	Other	C$	US$	Other
100 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$124	$(3)	$(3)	$167	$1	$4
Increase (decrease) in present value of shareholders’ equity	(125)	(19)	(30)	28	(155)	(38)
100 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(186)	$1	$4	$(235)	$–	$(3)
Increase (decrease) in present value of shareholders’ equity	80	10	31	(191)	126	40
200 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$229	$(6)	$(7)	$314	$2	$8
Increase (decrease) in present value of shareholders’ equity	(260)	(39)	(60)	10	(310)	(77)
200 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(395)	$3	$8	$(460)	$(5)	$(6)
Increase (decrease) in present value of shareholders’ equity	(64)	17	56	(513)	184	62

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact on our capital ratios is within tolerances set by the RMC, while giving consideration to the impact on earnings.

Structural foreign exchange risk is managed by Treasury under the supervision of the ExCo, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2014 by approximately $44 million (2013: $34 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of income, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a gain of $10 million (2013: $3 million) on an after-tax basis. This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and our merchant banking activities. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

$ millions, as at October 31		Amortized cost	Fair value
2014	AFS securities	$278	$630
	Equity-accounted investments in associates (1)	1,610	2,203
		$1,888	$2,833
2013 (2)	AFS securities	$375	$656
	Equity-accounted investments in associates (1)	1,409	1,707
		$1,784	$2,363

(1)	Excludes our equity-accounted joint ventures. See Note 26 to the consolidated financial statements for further details.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Pension risk

A number of defined benefit pension plans are operated globally. As at October 31, 2014, our consolidated defined benefit pension plans were in a net funded status surplus position of $61 million, compared with $321 million as at October 31, 2013. The change in the net funded status position of our pension plans is disclosed in Note 19 to the consolidated financial statements.

The MRCC has been delegated fiduciary responsibility from the Board for pension plans. Pension market risk arises primarily from movements in interest rates, credit spreads, equity prices and investments.

Our Canadian pension plans represent more than 90% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 bps change in the discount rate is presented in Note 19 to the consolidated financial statements.

The MRCC is responsible for setting an appropriate investment strategy for the CIBC Pension Plan through a Statement of Investment Objectives, Policies and Procedures. The target asset allocation for our principal plan is 60% in equities and 40% in fixed income securities.

Pension Risk Management ensures that the governance, management and operational frameworks of our pension plans align with their desired risk profiles.

CIBC 2014 ANNUAL REPORT	65

Management’s discussion and analysis

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Governance and management

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquidity risk is managed using the three lines of defence model, with the ongoing management of liquidity risk the responsibility of the Treasurer, supported by guidance from ALCo.

The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position – this is the first line of defence.

An independent corporate risk function provides oversight as the second line of defence. This includes the liquidity risk function within the Risk Management group. RMC provides governance through review and approval of CIBC’s liquidity risk framework that includes the policies, procedures, limits and independent monitoring structures.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of liquidity risk management controls, processes and systems.

RMC’s responsibilities include:

•	Defining CIBC’s liquidity risk tolerance through the Risk Appetite Statement;
•	Establishing limits for the Liquidity Horizon and unsecured wholesale funding;
•	Reviewing and approving the Liquidity Policy and the Contingency Funding Plan (CFP); and
•	Reviewing and approving the liquidity stress scenario used in the Liquidity Horizon metric.

ALCo’s responsibilities include:

•	Ensuring that CIBC’s liquidity profile is managed consistent with the stated risk appetite and regulatory requirements;
•	Monitoring the reporting and metrics related to liquidity risk exposure, such as the Liquidity Horizon, funding profile and the liquid asset portfolio;
•	Reviewing and setting the Liquidity Horizon management limit;
•	Reviewing, on a periodic basis, the liquidity stress assumptions used to measure liquidity risk exposure; and
•	Reviewing and approving the funding plan.

Policies

Adherence to our liquidity policy and framework ensures a sufficient amount of available unencumbered liquid assets to meet anticipated liquidity needs in both stable and stressed conditions for a minimum period of time as determined by the RMC.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

We maintain and periodically update a detailed CFP for responding to liquidity stress events. The plan is presented annually to the RMC.

Process and control

We manage liquidity risk in a manner that enables us to withstand a liquidity crisis without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with the established limits. Short-term asset and liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on- and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

Our policy is to maintain a sound and prudent approach to managing our potential exposure to liquidity risk. Our liquidity risk tolerance is defined by our Risk Appetite Statement which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both external regulatory-driven and internal liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon. The Liquidity Horizon measures the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario. Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the Liquidity Horizon against the prescribed management target for review by senior management. Our liquidity risk framework also incorporates the monitoring of the unsecured wholesale funding position and funding capacity, as well as regulatory mandated metrics such as the Liquidity Coverage Ratio (LCR) and the Net Cumulative Cash Flow (NCCF). ALCo monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits.

Risk Appetite

CIBC’s risk appetite statement outlines qualitative considerations and quantitative metrics including a minimum Liquidity Horizon under a combined CIBC-specific and market-wide stress scenario to ensure prudent management of liquidity risk. The quantitative metrics are measured and managed to a set of management limits, which are more stringent than the limits established by the RMC.

Stress testing

A key component of our liquidity risk framework is the liquidity risk stress testing regime. Liquidity risk stress testing involves the application of a severe, name-specific and market-wide stress scenario to determine the amount of liquidity required to satisfy anticipated obligations as they come due. The scenario models potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit run-off, expected contingent liquidity utilization, as well as liquid asset marketability. In addition to this CIBC-specific event, the stress scenario incorporates the impact of market-wide liquidity stress that results in a significant reduction in access to both short and long-term funding and a decrease in marketability and price of assets.

Stress scenario assumptions are subject to periodic review and approval, at least annually, by the RMC.

66	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Liquid and encumbered assets

Our policy is to hold a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under the stress scenario. Liquid assets are cash, short-term bank deposits, high quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. Encumbered assets comprise assets pledged as collateral and other assets that we consider restricted for legal or other reasons. Unencumbered assets comprise assets that are readily available in the normal course of business to secure funding or meet collateral needs and other assets that are not subject to any restrictions on their use to secure funding or as collateral.

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at October 31							2014	2013 (1)
	Gross liquid assets				Encumbered liquid assets (2)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and deposits with banks	$13,547	(3)	$–		$347	$–	$13,200	$5,527
Securities	58,202	(4)	65,199	(5)	19,004	33,902	70,495	77,368
NHA mortgage-backed securities	55,996	(6)	–		23,278	–	32,718	22,671
Mortgages	12,615	(7)	–		12,615	–	–	–
Credit cards	3,266	(8)	–		3,266	–	–	–
Other assets	4,137	(9)	–		3,756	–	381	334
	$147,763		$65,199		$62,266	$33,902	$116,794	$105,900

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(3)	Comprises cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(4)	Comprises trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,340 million (2013: $1,621 million).
(5)	Comprises $3,389 million (2013: $3,417 million) of cash collateral on securities borrowed, $33,407 million (2013: $25,311 million) of securities purchased under resale agreements, $26,118 million (2013: $24,157 million) of securities borrowed against securities lent, and $2,285 million (2013: $759 million) of securities received for derivatives collateral.
(6)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond and the Government of Canada’s Insured Mortgage Purchase programs, and securitized mortgages that were not transferred to external parties. These are reported in Loans on our consolidated balance sheet.
(7)	Comprises mortgages, excluding National Housing Act (NHA) mortgage-backed securities, included in the Covered Bond Programme.
(8)	Comprises assets held in consolidated trusts supporting funding liabilities.
(9)	Comprises $3,756 million (2013: $2,727 million) of cash pledged for derivatives collateral and $381 million (2013: $334 million) of gold and silver certificates.

In the course of our regular business activities, a portion of our total assets are pledged for collateral management purposes, including those necessary for day-to-day clearing and settlement of payments and securities. For additional details, see Note 22 to the consolidated financial statements.

The table presented above represents the carrying value of CIBC’s liquid assets, which are intended to be used as a source of liquidity under the stress scenario. The liquidity value of liquid assets is determined by applying asset haircut assumptions under the stress scenario, consistent with those used by the Bank of Canada and the Federal Reserve Bank of New York, and applicable regulatory guidelines.

Our unencumbered liquid assets increased by $10.9 billion or 10% from October 31, 2013, primarily due to a decrease in encumbrances related to NHA mortgage-backed securities, and higher interest-bearing deposits with banks, partially offset by a decrease in unencumbered securities.

In addition to the above, we have access to the Bank of Canada Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets. We do not include ELA borrowing capacity as a source of available liquidity when evaluating surplus liquidity.

The following table summarizes unencumbered liquid assets held by CIBC parent bank and significant subsidiaries:

$ millions, as at October 31	2014	2013 (1)
CIBC parent bank	$98,979	$78,761
Broker/dealer (2)	13,181	15,049
Other significant subsidiaries	4,634	12,090
	$116,794	$105,900

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Relates to CIBC World Markets Inc. and CIBC World Markets Corp.

Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at October 31		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral		Other
2014	Cash and deposits with banks	$13,547	$–	$13,547	$8	$339	$13,200	(1)	$–
	Securities	59,542	–	59,542	19,004	–	39,198		1,340
	Securities borrowed or purchased under resale agreements		36,796	36,796	14,404	–	22,392		–
	Loans, net of allowance	259,028	–	259,028	39,159	197	32,718		186,954
	Other
	Derivative instruments	20,680	–	20,680	–	–	–		20,680
	Customers’ liability under acceptances	9,212	–	9,212	–	–	–		9,212
	Land, building and equipment	1,797	–	1,797	–	–	–		1,797
	Goodwill	1,450	–	1,450	–	–	–		1,450
	Software and other intangible assets	967	–	967	–	–	–		967
	Investments in equity-accounted associates and joint ventures	1,923	–	1,923	–	–	–		1,923
	Other assets	9,961	–	9,961	3,756	–	381		5,824
		$378,107	$36,796	$414,903	$76,331	$536	$107,889		$230,147
2013 (2)		$369,278	$28,728	$398,006	$84,114	$1,193	$96,424		$216,275

(1)	Includes nil (2013: $70 million) of interest-bearing deposits with contractual maturities greater than 30 days.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	67

Management’s discussion and analysis

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions, except that certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in compliance with local regulatory requirements.

Funding

We manage liquidity to meet both short- and long-term cash requirements. Reliance on wholesale funding is maintained at prudent levels and within approved limits, consistent with our desired liquidity profile.

Our funding strategy includes access to funding through retail deposits and wholesale funding and deposits. Personal deposits are a significant source of funding and totalled $130.1 billion as at October 31, 2014 (2013: $125.0 billion). Our liquidity management framework applies deposit run-off assumptions, under a severe combined stress scenario, to determine core deposits.

Our diverse wholesale funding strategy has been developed to maintain a sustainable funding base through which we can access funding across many different depositors and investors, geographies, maturities, and funding instruments. We maintain access to term wholesale funding through many channels, such as, wholesale deposits in Canada and the U.S., medium-term note programs in Canada, the U.S. and Europe, and through our Covered Bond Programme, credit card securitization in Canada and the U.S., and a number of mortgage securitization programs, as outlined in the tables below.

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at October 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	Less than 1 year total	1 - 2 years	Over 2 years	Total
Deposits from banks	$4,852	$1,378	$724	$–	$6,954	$–	$–	$6,954
Certificates of deposit and commercial paper	3,128	3,599	4,468	8,059	19,254	7,425	1,801	28,480
Bearer deposit notes and bankers acceptances	649	1,409	791	268	3,117	–	–	3,117
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	1,517	3,221	3,597	3,046	11,381	9,370	12,219	32,970
Senior unsecured structured notes	–	15	30	424	469	5	–	474
Covered bonds/Asset-backed securities
Mortgage securitization	2	353	1,359	754	2,468	3,839	16,595	22,902
Covered bonds	–	3,058	441	2,176	5,675	3,176	3,764	12,615
Cards securitization	–	–	–	600	600	1,539	1,127	3,266
Subordinated liabilities	–	–	–	–	–	–	4,978	4,978
Other	–	–	–	–	–	–	–	–
	$10,148	$13,033	$11,410	$15,327	$49,918	$25,354	$40,484	$115,756
Of which:
Secured	$2	$3,411	$1,800	$3,530	$8,743	$8,554	$21,486	$38,783
Unsecured	10,146	9,622	9,610	11,797	41,175	16,800	18,998	76,973
	$10,148	$13,033	$11,410	$15,327	$49,918	$25,354	$40,484	$115,756
October 31, 2013	$11,705	$9,081	$9,316	$15,126	$45,228	$20,419	$55,271	$120,918

The following table provides a currency breakdown, in Canadian dollar equivalent, of funding sourced by CIBC in the wholesale market:

$ billions, as at October 31	2014		2013
CAD	$60.3	52%	$69.2	57%
USD	47.4	41	44.2	37
EUR	2.4	2	1.3	1
Other	5.7	5	6.2	5
	$115.8	100%	$120.9	100%

Funding plan

Our three year funding plan is updated at least quarterly, or in response to material changes in underlying assumptions. The plan incorporates projected asset and liability growth from our planning process, as well as expected funding maturities and inputs from the liquidity stress testing model. The funding plan is reviewed and approved by the ALCo.

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. Moody’s and S&P changed the outlook on the senior debt ratings of the big six banks, including CIBC, to negative from stable on June 11, 2014 and August 8, 2014, respectively, citing regulations that seek to limit government support in the event of a bank failure. For additional information on these regulations, see “Taxpayer Protection and Bank Recapitalization Regime” in the “Capital resources” section. DBRS and S&P downgraded the rating of preferred shares of several banks during the year. CIBC was downgraded by one notch. We do not expect a material impact on our funding costs or ability to access funding as a result of these rating changes.

Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Our credit ratings are summarized in the table below:

	Short-term debt		Long-term debt		Subordinated debt		Subordinated debt – NVCC (1)	Preferred Shares – NVCC (1)
As at October 31	2014	2013	2014	2013	2014	2013	2014	2014	2013
DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	A(L)	Pfd-2	Pfd-1(L)
Fitch	F1+	F1+	AA-	AA-	A+	A+	n/a	n/a	n/a
Moody’s	P-1	P-1	Aa3	Aa3	A3	A3	Baa1	Baa2	Baa2
S&P	A-1	A-1	A+	A+	BBB+	BBB+	BBB	P-3(H)	P-2/P-2(L)

(1)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
n/a	Not available.

68	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at October 31	2014	2013
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.2	0.3
Three-notch downgrade	0.7	0.9

Regulatory liquidity standards

In December 2010, the BCBS published its final documentation on the Basel III liquidity risk framework, which included the LCR and the Net Stable Funding Ratio (NSFR) as the two minimum standards for funding liquidity, to be implemented on January 1, 2015 and January 1, 2018, respectively. In January 2013, the BCBS published its final guidelines on the LCR, and the final NSFR guideline was released on October 31, 2014.

In January 2014, the BCBS also published the “Liquidity Coverage Ratio Disclosure Standards”. The document outlines the minimum standards applicable for public disclosure of the LCR by all internationally active banks. Banks will be required to disclose quantitative information about the LCR using a common template, supplemented by qualitative discussion, as appropriate, on key elements of the liquidity metric. These standards are effective for the first reporting period after January 1, 2015 (quarter ended April 30, 2015 for CIBC). In July 2014, OSFI published the “Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio” which provides additional implementation guidance applicable to Canadian banks.

In May 2014, OSFI published the final Liquidity Adequacy Requirements (LAR) guideline. The LAR guideline is driven by the BCBS’ global liquidity requirements which include the LCR, NSFR and other intraday liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the NCCF metric. The NCCF was originally introduced in 2010 and the LAR guideline contains updated assumptions and parameters for use in the measurement of the metric, which will be reported to OSFI in January 2015. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy. Unlike the phase-in approach prescribed by the BCBS, Canadian banks will need to meet the 100% minimum LCR requirement as of January 2015. CIBC expects to be in compliance with this requirement. In addition, intraday liquidity monitoring tools reporting will be required by January 1, 2017 at the latest.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. In addition, we provide the LCR and NSFR reports to BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at October 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,694	$–	$–	$–	$–	$–	$–	$–	$–	$2,694
Interest bearing deposits with banks	10,853	–	–	–	–	–	–	–	–	10,853
Securities	1,753	1,312	1,078	782	814	2,881	7,163	10,044	33,715	59,542
Cash collateral on securities borrowed	3,389	–	–	–	–	–	–	–	–	3,389
Securities purchased under resale agreements	16,878	14,835	1,496	92	106	–	–	–	–	33,407
Loans
Residential mortgages	279	1,942	4,552	9,159	7,552	44,929	81,004	8,109	–	157,526
Personal	1,461	481	984	1,046	981	77	191	667	29,570	35,458
Credit card	233	465	698	698	698	2,791	6,046	–	–	11,629
Business and government	5,968	1,335	2,581	4,174	2,250	6,738	17,457	15,572	–	56,075
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,660)	(1,660)
Derivative instruments	1,134	1,796	651	877	609	2,272	4,804	8,537	–	20,680
Customers’ liability under acceptances	7,443	1,769	–	–	–	–	–	–	–	9,212
Other assets	–	–	–	–	–	–	–	–	16,098	16,098
	$52,085	$23,935	$12,040	$16,828	$13,010	$59,688	$116,665	$42,929	$77,723	$414,903
October 31, 2013 (1)	$43,037	$16,420	$10,578	$14,461	$11,500	$44,524	$140,137	$44,355	$72,994	$398,006
Liabilities
Deposits (2)	$18,887	$17,321	$22,053	$21,077	$14,900	$29,191	$40,106	$11,945	$149,913	$325,393
Obligations related to securities sold short	12,999	–	–	–	–	–	–	–	–	12,999
Cash collateral on securities lent	903	–	–	–	–	–	–	–	–	903
Obligations related to securities sold under repurchase agreements	9,138	724	–	–	–	–	–	–	–	9,862
Derivative instruments	1,070	1,544	865	1,148	717	2,631	5,465	8,401	–	21,841
Acceptances	7,443	1,769	–	–	–	–	–	–	–	9,212
Other liabilities	–	–	–	–	–	–	–	–	10,932	10,932
Subordinated indebtedness	–	–	–	–	–	–	35	4,943	–	4,978
	$50,440	$21,358	$22,918	$22,225	$15,617	$31,822	$45,606	$25,289	$160,845	$396,120
October 31, 2013 (1)	$50,494	$15,659	$19,347	$13,414	$18,836	$31,600	$55,290	$28,371	$147,001	$380,012

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Comprises $130.1 billion (2013: $125.0 billion) of personal deposits of which $125.8 billion (2013: $120.4 billion) are in Canada and $4.3 billion (2013: $4.6 billion) are in other countries; $187.6 billion (2013: $182.9 billion) of business and government deposits of which $145.2 billion (2013: $149.0 billion) are in Canada and $42.4 billion (2013: $33.9 billion) are in other countries; and $7.7 billion (2013: $5.6 billion) of bank deposits of which $2.9 billion (2013: $2.0 billion) are in Canada and $4.8 billion (2013: $3.6 billion) are in other countries.

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Management’s discussion and analysis

Our net asset position remained unchanged relative to October 31, 2013. The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$26,118	$–	$–	$–	$–	$–	$–	$–	$–	$26,118
Unutilized credit commitments	694	4,362	1,060	1,614	894	6,592	27,420	2,105	114,888	159,629
Backstop liquidity facilities	30	4,059	152	110	10	410	98	11	–	4,880
Standby and performance letters of credit	438	2,167	1,785	2,153	1,166	359	1,118	61	–	9,247
Documentary and commercial letters of credit	112	135	13	–	24	25	–	–	–	309
Other	276	–	–	–	–	–	–	–	–	276
	$27,668	$10,723	$3,010	$3,877	$2,094	$7,386	$28,636	$2,177	$114,888	$200,459
October 31, 2013 (3)	$25,934	$9,609	$3,067	$3,034	$2,528	$5,432	$25,936	$1,925	$116,487	$193,952

(1)	Includes $91.1 billion (2013: $94.7 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $903 million (2013: $2.1 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at October 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	Total
Operating leases	$34	$68	$102	$101	$100	$383	$931	$1,222	$2,941
Purchase obligations (1)	20	137	171	179	141	576	1,103	436	2,763
Pension contributions (2)	1	1	2	2	2	–	–	–	8
Underwriting commitments	180	–	433	–	–	–	–	–	613
Investment commitments	3	–	3	4	–	–	16	127	153
	$238	$206	$711	$286	$243	$959	$2,050	$1,785	$6,478
October 31, 2013 (3)	$277	$220	$607	$348	$264	$812	$1,722	$1,725	$5,975

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.
(3)	Certain information has been restated to conform to the presentation adopted in the current year.

Other risks

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the ExCo and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of a potential loss due to actual experience being different from that assumed in the design and pricing of an insurance product. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g. mortality, morbidity), policyholder behaviour (e.g. cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of insured risk in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our life reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, as well as independent Appointed Actuaries who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to countries.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

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Management’s discussion and analysis

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The GRC and GCC provide oversight on operational risk matters and our internal control framework within the parameters and strategic objectives established by the ExCo. The ExCo is accountable to the Board and its Audit Committee and the RMC for maintaining a strong risk culture and internal control environment.

Operational risk management approach

We have a comprehensive operational risk management framework that supports and governs the processes of identifying, assessing, managing, measuring, monitoring and reporting operational risks. We mitigate operational losses by consistently applying and utilizing control-based approaches as well as risk-specific assessment tools. The transparency of information, timely escalation of key risk issues and clear accountability for issue resolution are major pillars of our approach. We also regularly review our risk governance structure to ensure that there is clarity and ownership of key risk areas.

We use the three lines of defence model to manage operational risk. Business lines are our first line of defence and have primary responsibility for the day-to-day management of operational risk inherent in their products and activities. Functionally independent governance groups, representing our second line of defence, are responsible for maintaining a robust operational risk management framework and providing operational risk oversight. Our third line of defence is Internal Audit who independently opine on the design and operating effectiveness of the controls that support our operational risk management program.

Managing operational risk

We utilize various risk assessment tools to identify and assess operational risk exposures, including business process mapping, risk and control self-assessments, scenario analyses, audit findings, internal and external loss event analyses, key risk indicators, and change management approval processes (including approval of new initiatives and products), as well as comparative analyses.

In conducting risk assessments, we bring together subject matter experts from across the organization to share expertise and to identify improvements to risk identification, measurement, and control processes. Our operational risk management framework also requires risk assessments to undergo rigorous independent reviews and challenges from governance groups in their respective areas of expertise.

We continuously monitor our operational risk profile to ensure that any adverse changes are addressed in a timely manner. Tools such as key risk indicators are used to identify changes in our operational risk profile before the risks become acute. The risk monitoring processes support a comprehensive risk reporting program to both senior management and the Board.

Our primary tool for mitigating operational risk exposure is a robust internal control environment. The internal control framework highlights critical internal controls across the bank which are subjected to ongoing testing and review to ensure that they are effective in mitigating our operational risk exposures. In addition, we maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Assessment of material, or potential material losses

The occurrence of a material, or potential material loss results in an investigation to determine the root causes of the loss and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions.

Examples of operational losses for which an investigation may occur include, but are not limited to: large dollar losses (either absolute value or relative to losses generally experienced by the business line); losses that are inconsistent with the business line’s historical experience; or losses in excess of the business line’s expected loss. A near miss event is an operational risk event that does not ultimately lead to a loss due to various circumstances (e.g., fortuitous circumstances).

The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subjected to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.

We did not experience any material operational risk loss events during the year; total operational risk losses in 2014 were within our defined risk appetite. See Note 23 to our consolidated financial statements for description of our significant legal proceedings and provisions recognized.

Risk measurement

We use the AMA, a risk-sensitive method prescribed by BCBS, to quantify our operational risk exposure in the form of operational risk regulatory capital. We determine operational risk capital using both a scenario based and a loss distribution approach that uses outputs from our risk assessment tools, including actual internal loss experiences, loss scenarios based on internal/external loss data and management expertise, audit findings and the results of risk and control self-assessments.

Under AMA, we are permitted to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

We attribute operational risk capital at the line of business level. Capital represents the “worst-case loss” within a 99.9% confidence level and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

Our AMA model was approved in 2008. We are developing a second generation AMA model, which will be submitted for regulatory approval in fiscal 2015. For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Back-testing

The results of the capital calculations are internally back-tested each quarter. The back-testing exercise assesses the model’s performance against internal and external loss data. The internal loss data is compared to the model output at a loss type and line of business level to identify areas in which the actual loss experience differs from the predicted results. External loss data is grouped into major themes and compared against the scenarios used in the model to ensure that the model addresses all relevant fat tailed events (i.e., stress scenarios). Gaps identified through back-testing are reflected in revisions to the relevant

CIBC 2014 ANNUAL REPORT	71

Management’s discussion and analysis

parameters of the model. The overall methodology is also independently validated by the Model Validation group in Risk Management to ensure that the assumptions applied are reasonable. The validation exercise includes modelling the relevant internal loss data using alternative methods and comparing the results to the model. Gaps identified through the validation exercise are incorporated into revisions to the model.

Technology, information and cyber security risk

We are also exposed to cyber threats and the associated financial, reputation and business interruption risks. For additional information on these risks and our mitigation strategies, see the “Top and emerging risks” section.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risks. The identification, consideration and prudent, proactive management of potential reputation and legal risks is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to reputation and legal risks. The policy is supplemented by business procedures for identifying and escalating transactions to the Reputation and Legal Risks Committee that could pose material reputation risk and/or legal risk.

Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients, that help protect the integrity of the capital markets, or that relate to money laundering and terrorist financing.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2011, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate loans and related bridge loans are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

72	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Effective November 1, 2013, CIBC adopted IFRS 13 “Fair Value Measurement”. Adoption of this standard did not result in changes to how we measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on Level 3 inputs, for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31			2014			2013 (1)
	Structured credit run-off business	Total CIBC	Total CIBC (2)	Structured credit run-off business	Total CIBC	Total CIBC (2)
Assets
Trading securities and loans	$759	$759	1.5%	$837	$837	1.8%
AFS securities	21	1,230	10.1	11	913	3.3
FVO securities	107	107	42.3	147	147	51.2
Derivative instruments	204	226	1.1	295	341	1.7
	$1,091	$2,322	2.7%	$1,290	$2,238	2.4%
Liabilities
Deposits and other liabilities (3)	$454	$729	27.0%	$510	$737	28.4%
Derivative instruments	270	305	1.4	413	474	2.4
	$724	$1,034	2.8%	$923	$1,211	3.4%

(1)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the consolidated balance sheet.
(3)	Includes FVO deposits and bifurcated embedded derivatives.

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

During 2012, in order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, we amended our valuation approach to use OIS curves as the discount rate in place of London Interbank Offered Rate (LIBOR).

In order to reflect the trend toward pricing market cost of funding in the valuation of uncollateralized derivatives, we amended our valuation approach in the fourth quarter of 2014 through the adoption of FVA, which employs an estimated market cost of funding curve as the discount rate in place of LIBOR. The impact is to reduce the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the impact on uncollateralized derivative liabilities was to reduce their fair value in a manner that subsumes previously recognized valuation adjustments related to our own credit. As a result, the adoption of FVA resulted in a one-time net decrease in net income. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future. Just as is the case for OIS, our FVA adjustments are considered integral to our valuation process and are accordingly excluded from the table below that presents our fair value adjustments.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

CIBC 2014 ANNUAL REPORT	73

Management’s discussion and analysis

The following table summarizes our valuation adjustments:

$ millions, as at October 31	2014	2013
Securities
Market risk	$2	$5
Derivatives
Market risk	45	57
Creditrisk	97	42
Administration costs	5	5
Total valuation adjustments	$149	$109

Impairment of AFS securities

AFS securities include debt and equity securities.

AFS securities, other than equities that have a fair value which is not reliably measurable, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Only equities that do not have a fair value which is reliably measurable are carried at cost. We have determined that all of our equity securities have reliable fair values.

AFS securities are subject to quarterly reviews to assess whether or not there is an impairment. The assessment of impairment depends on whether the instrument is debt or equity in nature. AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, deterioration in underlying asset quality, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment we also consider whether there have been significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates or if the issuer is experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities are recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized. Once an AFS equity security is impaired, all subsequent declines in fair value are charged directly to income.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

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Management’s discussion and analysis

As at October 31, 2014, our model indicated a range of outcomes for the collective allowance(1) between $522 million and $1,686 million. The collective allowance(1) of $1,061 million (2013: $1,182 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the collective allowance(1) to increase by approximately $106 million.

(1)	Related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

Securitizations and structured entities

Securitization of our own assets

Effective November 1, 2013, with retrospective application to November 1, 2012, CIBC adopted IFRS 10 “Consolidated Financial Statements” which replaced IAS 27 “Consolidated and Separate Financial Statements” and SIC 12 “Consolidation – Special Purpose Entities”. Under IFRS 10, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust, Broadway Trust and Crisp Trust, which we continue to consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IAS 39 “Financial Instruments – Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third-parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entity indicate that there are changes to one or more of the three elements of control described above, for example, when any of the parties gains or loses decision-making power to direct relevant activities of the investee, when there is a change in the parties’ exposure or rights to variable returns from its involvement with the investee, or where there is a change in whether CIBC is deemed to be acting as a principal or an agent.

Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at October 31, 2014, we had goodwill of $1,450 million (2013: $1,733 million) and other intangible assets with an indefinite life of $138 million (2013: $136 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In calculating the recoverable amount we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations. During the second quarter of 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean as at April 30, 2014 based on forecasts adjusted to reflect management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than previously forecasted, and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount and, as a result, we recognized a goodwill impairment charge of $420 million during the three months ended April 30, 2014, which reduced the carrying amount of the goodwill to $344 million as at April 30, 2014.

CIBC 2014 ANNUAL REPORT	75

Management’s discussion and analysis

We also performed our annual impairment test as of August 1, 2014 based on an updated five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2014. The forecast continues to reflect the currently challenging economic conditions and an expected, but delayed, recovery in those conditions within the Caribbean region. For the impairment test performed as at August 1, 2014, we determined that the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying value. As a result, no additional impairment loss has been recognized.

A terminal growth rate of 2.5% as at August 1, 2014 (April 30, 2014: 2.5%, August 1, 2013: 2.5%) was applied to the years after the five-year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% as at August 1, 2014 (13.73% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at April 30, 2014 and as at August 1, 2013). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate, (ii) an equity risk premium, (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $130 million as at August 1, 2014. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $75 million as at August 1, 2014. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

Economic conditions in the Caribbean region remain challenging and we continue to monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods.

For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if any portion of our deferred income tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our investments in foreign operations, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all the available evidence, it is probable that the recognized deferred income tax assets will be realized.

Income tax accounting impacts all our reporting segments. For further details on our income taxes, see Note 20 to the consolidated financial statements.

Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the consolidated financial statements included all of CIBC’s accruals for legal matters as at October 31, 2014, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $110 million as at October 31, 2014. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2014, consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

A description of significant ongoing matters to which CIBC is a party can be found in Note 23 to the consolidated financial statements.

76	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

Effective November 1, 2013, with retrospective application to November 1, 2011, CIBC adopted amendments to IAS 19 “Employee Benefits”. The amendments required the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise; (ii) recognition of interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) recognition of all past service costs (gains) in net income in the period in which they arise. See Note 1 to the consolidated financial statements for further details on the impact of the adoption of the amendments to IAS 19 on prior periods.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit expense and defined benefit obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 and Note 1 to the consolidated financial statements.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities primarily include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 2 to the consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

Accounting developments

Future accounting policy changes

For details on the future accounting policy changes, see Note 32 to the consolidated financial statements.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry, including, among other things, increased consumer protection, regulation of the OTC derivative markets, heightened capital, liquidity and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act impacts every financial institution in the U.S. and many financial institutions that operate outside the U.S. CIBC has devoted resources necessary to ensure that we implement the requirements in compliance with all new regulations under the Dodd-Frank Act. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere. Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S., we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

The Dodd-Frank Act also mandates the Volcker Rule, which restricts certain proprietary trading and private equity fund activities of banking entities operating in the U.S. In December 2013, five U.S. regulatory agencies jointly published final regulations implementing the Volcker Rule. The final regulations and the accompanying materials are complex and will require CIBC to implement new controls and to develop new systems to ensure compliance with the rule’s reporting obligations and restrictions. Banking entities must engage in good-faith efforts that will result in conformance with the rule by July 21, 2015. CIBC has developed and is executing a conformance plan for full implementation of the Volcker Rule. The new regulations also contain various provisions that enable banks to seek extensions in certain circumstances and CIBC may seek such extensions where necessary or appropriate.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation, the intent of which is to discourage tax evasion by U.S. taxpayers who have placed assets in financial accounts outside of the U.S. – either directly or indirectly through foreign entities such as trusts and corporations.

Under the FATCA regulations, non-U.S. financial institutions will be required to identify and report accounts owned or controlled by U.S. taxpayers, including citizens of the U.S. worldwide (U.S. Accounts). In addition, identification and reporting will also be required on accounts of financial institutions that do not comply with FATCA regulations. The Government of Canada has signed an Intergovernmental Agreement (IGA) with the U.S., to facilitate FATCA information reporting by Canadian financial institutions. Under the provisions of the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act, Canadian financial institutions must report information on certain U.S. Accounts directly to the Canada Revenue Agency. The provisions of FATCA and the related Canadian legislation came into effect on July 1, 2014. Other countries in which CIBC operates have signed, or are in the process of negotiating and signing, IGAs with the U.S. CIBC will meet all FATCA obligations, in accordance with local law.

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Management’s discussion and analysis

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline BCBS’s expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have an enterprise-wide Risk Data Aggregation initiative underway to be compliant with the Principles.

Global systemically important banks – public disclosure requirements

The BCBS paper “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” dated July 3, 2013 describes the annual assessment methodology and the 12 indicators used to identify global systemically important banks (G-SIBs). The document also provides annual public disclosure requirements applicable to large globally-active banks.

In March 2014, OSFI published an Advisory on the implementation of the G-SIB public disclosure requirements in Canada. Federally-regulated banks which have not been identified as G-SIBs, and which have Basel III leverage ratio exposure measures greater than the equivalent of €200 billion at year-end, are required to publicly disclose at a minimum the 12 indicators (in Canadian equivalent values) annually. Such banks (including CIBC) must publicly disclose both year-end 2014 and comparative 2013 data by the time the first quarterly financial report of 2015 is released.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act. For further details, see Note 25 to the consolidated financial statements.

Policy on the Scope of Services of the Shareholders’ Auditors

The “Policy on the Scope of Services of the Shareholders’ Auditors” sets out the parameters for the engagement of the shareholders’ auditors by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission rules. The policy requires the Audit Committee’s pre-approval of all work performed by the shareholders’ auditors and prohibits CIBC from engaging the shareholders’ auditors for “prohibited” services. The Audit Committee is also accountable for the oversight of the work of the shareholders’ auditors and for an annual assessment of the engagement team’s qualifications, independence and performance. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee’s oversight activities over the shareholders’ auditors are disclosed in our Management Proxy Circular.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2014 (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (IASB). CIBC’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the Internal Control – Integrated Framework that was published in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO’s 1992 Framework) as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting. In fiscal 2015, CIBC’s management will use the Internal Control – Integrated Framework that was published in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO’s 2013 Framework) as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2014, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, the external auditors, have audited the consolidated financial statements of CIBC for the year ended October 31, 2014, and have also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 90 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2014, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

78	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)	2014	2013 (1)	2012 (1)	2014	2013 (1)	2012 (1)
	Domestic assets (2)
	Cash and deposits with banks	$2,210	$2,903	$2,620	$11	$25	$27	0.50%	0.86%	1.03%
Securities	Trading	45,051	42,367	36,492	1,248	1,195	1,033	2.77	2.82	2.83
	AFS	9,232	12,934	13,249	162	199	252	1.75	1.54	1.90
	FVO	48	47	47	4	3	3	8.33	6.38	6.38
	Securities borrowed or purchased under resale agreements	19,905	21,752	18,443	275	301	274	1.38	1.38	1.49
Loans	Residential mortgages	150,893	146,977	148,660	4,241	4,338	4,592	2.81	2.95	3.09
	Personal and credit card	45,289	47,912	48,463	3,183	3,467	3,477	7.03	7.24	7.17
	Business and government	30,839	27,356	25,260	1,171	1,158	1,111	3.80	4.23	4.40
	Total loans	227,021	222,245	222,383	8,595	8,963	9,180	3.79	4.03	4.13
	Other interest-bearing assets	443	413	359	10	1	13	2.26	0.24	3.62
	Derivative instruments	9,189	8,720	11,745	–	–	–	–	–	–
	Customers’ liability under acceptances	10,013	10,431	9,754	–	–	–	–	–	–
	Other non-interest-bearing assets	11,555	11,386	12,093	–	–	–	–	–	–
	Total domestic assets	334,667	333,198	327,185	10,305	10,687	10,782	3.08	3.21	3.30
	Foreign assets (2)
	Cash and deposits with banks	13,274	7,523	5,325	14	13	15	0.11	0.17	0.28
Securities	Trading	1,681	1,266	1,282	38	42	70	2.26	3.32	5.46
	AFS	13,921	12,734	12,917	175	190	157	1.26	1.49	1.22
	FVO	232	256	323	1	2	7	0.43	0.78	2.17
	Securities borrowed or purchased under resale agreements	10,469	9,472	10,131	45	46	49	0.43	0.49	0.48
Loans	Residential mortgages	2,146	2,191	2,200	124	123	126	5.78	5.61	5.73
	Personal and credit card	727	780	923	64	63	64	8.80	8.08	6.93
	Business and government	19,919	17,653	16,613	687	633	630	3.45	3.59	3.79
	Total loans	22,792	20,624	19,736	875	819	820	3.84	3.97	4.15
	Other interest-bearing assets	71	78	38	24	12	7	33.80	15.38	18.42
	Derivative instruments	10,874	15,080	16,971	–	–	–	–	–	–
	Other non-interest-bearing assets	3,500	3,315	3,247	–	–	–	–	–	–
	Total foreign assets	76,814	70,348	69,970	1,172	1,124	1,125	1.53	1.60	1.61
	Total assets	$411,481	$403,546	$397,155	$11,477	$11,811	$11,907	2.79%	2.93%	3.00%
	Domestic liabilities (2)
Deposits	Personal	$120,339	$113,770	$110,442	$1,129	$1,138	$1,217	0.94%	1.00%	1.10%
	Business and government	99,318	96,106	88,028	1,271	1,335	1,096	1.28	1.39	1.25
	Bank	847	639	918	4	3	5	0.47	0.47	0.54
	Secured borrowings	43,525	50,815	51,975	717	987	1,118	1.65	1.94	2.15
	Total deposits	264,029	261,330	251,363	3,121	3,463	3,436	1.18	1.33	1.37
	Derivative instruments	8,788	8,492	11,820	–	–	–	–	–	–
	Acceptances	10,013	10,435	9,754	–	–	–	–	–	–
	Obligations related to securities sold short	13,134	13,003	10,727	314	327	327	2.39	2.51	3.05
	Obligations related to securities lent or sold under repurchase agreements	8,191	5,164	6,318	109	80	111	1.33	1.55	1.76
	Capital Trust securities	–	–	1,649	–	–	144	–	–	8.73
	Other liabilities	8,670	9,766	10,574	10	14	56	0.12	0.14	0.53
	Subordinated indebtedness	3,974	4,308	4,590	176	191	201	4.43	4.43	4.38
	Total domestic liabilities	316,799	312,498	306,795	3,730	4,075	4,275	1.18	1.30	1.39
	Foreign liabilities (2)
Deposits	Personal	6,707	6,356	6,526	71	63	62	1.06	0.99	0.95
	Business and government	44,317	40,260	36,248	112	120	101	0.25	0.30	0.28
	Bank	6,995	5,512	4,608	31	29	29	0.44	0.53	0.63
	Secured borrowings	458	425	460	2	4	2	0.44	0.94	0.43
	Total deposits	58,477	52,553	47,842	216	216	194	0.37	0.41	0.41
	Derivative instruments	10,401	14,684	17,080	–	–	–	–	–	–
	Acceptances	–	–	–	–	–	–	–	–	–
	Obligations related to securities sold short	585	244	138	13	7	6	2.22	2.87	4.35
	Obligations related to securities lent or sold under repurchase agreements	4,522	5,078	7,077	18	22	45	0.40	0.43	0.64
	Capital Trust securities	–	–	–	–	–	–	–	–	–
	Other liabilities	1,640	1,205	1,250	39	36	54	2.38	2.99	4.32
	Subordinated indebtedness	250	243	430	2	2	7	0.80	0.82	1.63
	Total foreign liabilities	75,875	74,007	73,817	288	283	306	0.38	0.38	0.41
	Total liabilities	392,674	386,505	380,612	4,018	4,358	4,581	1.02	1.13	1.20
	Shareholders’ equity	18,636	16,873	16,380	–	–	–	–	–	–
	Non-controlling interests	171	168	163	–	–	–	–	–	–
	Total liabilities and equity	$411,481	$403,546	$397,155	$4,018	$4,358	$4,581	0.98%	1.08%	1.15%
	Net interest income and margin				$7,459	$7,453	$7,326	1.81%	1.85%	1.84%
	Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$34,888	$32,779	$27,865
	Foreign	$4,070	$3,395	$3,174

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2014 ANNUAL REPORT	79

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

$ millions		2014/2013			2013/2012 (1)
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
Domestic assets (2)
Cash and deposits with banks		$(6)	$(8)	$(14)	$3	$(5)	$(2)
Securities	Trading	76	(23)	53	166	(4)	162
	AFS	(57)	20	(37)	(6)	(47)	(53)
	FVO	–	1	1	–	–	–
Securities borrowed or purchased under resale agreements		(26)	–	(26)	49	(22)	27
Loans	Residential mortgages	116	(213)	(97)	(52)	(202)	(254)
	Personal and credit card	(190)	(94)	(284)	(40)	30	(10)
	Business and government	147	(134)	13	92	(45)	47
Total loans		73	(441)	(368)	–	(217)	(217)
Other interest-bearing assets		–	9	9	2	(14)	(12)
Change in domestic interest income		60	(442)	(382)	214	(309)	(95)
Foreign assets (2)
Cash and deposits with banks		10	(9)	1	6	(8)	(2)
Securities	Trading	14	(18)	(4)	(1)	(27)	(28)
	AFS	18	(33)	(15)	(2)	35	33
	FVO	–	(1)	(1)	(1)	(4)	(5)
Securities borrowed or purchased under resale agreements		5	(6)	(1)	(3)	–	(3)
Loans	Residential mortgages	(3)	4	1	(1)	(2)	(3)
	Personal and credit card	(4)	5	1	(10)	9	(1)
	Business and government	81	(27)	54	39	(36)	3
Total loans		74	(18)	56	28	(29)	(1)
Other interest-bearing assets		(1)	13	12	7	(2)	5
Change in foreign interest income		120	(72)	48	34	(35)	(1)
Total change in interest income		$180	$(514)	$(334)	$248	$(344)	$(96)
Domestic liabilities (2)
Deposits	Personal	$66	$(75)	$(9)	$37	$(116)	$(79)
	Business and government	45	(109)	(64)	101	138	239
	Bank	1	–	1	(2)	–	(2)
	Secured borrowings	(142)	(128)	(270)	(25)	(106)	(131)
Total deposits		(30)	(312)	(342)	111	(84)	27
Obligations related to securities sold short		3	(16)	(13)	69	(69)	–
Obligations related to securities lent or sold under repurchase agreements		47	(18)	29	(20)	(11)	(31)
Capital Trust securities		–	–	–	(144)	–	(144)
Other liabilities		(2)	(2)	(4)	(4)	(38)	(42)
Subordinated indebtedness		(15)	–	(15)	(12)	2	(10)
Change in domestic interest expense		3	(348)	(345)	–	(200)	(200)
Foreign liabilities (2)
Deposits	Personal	3	5	8	(2)	3	1
	Business and government	12	(20)	(8)	11	8	19
	Bank	8	(6)	2	6	(6)	–
	Secured borrowings	–	(2)	(2)	–	2	2
Total deposits		23	(23)	–	15	7	22
Obligations related to securities sold short		10	(4)	6	5	(4)	1
Obligations related to securities lent or sold under repurchase agreements		(2)	(2)	(4)	(13)	(10)	(23)
Other liabilities		13	(10)	3	(2)	(16)	(18)
Subordinated indebtedness		–	–	–	(3)	(2)	(5)
Change in foreign interest expense		44	(39)	5	2	(25)	(23)
Total change in interest expense		$47	$(387)	$(340)	$2	$(225)	$(223)
Change in total net interest income		$133	$(127)	$6	$246	$(119)	$127

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

80	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	IFRS				Canadian GAAP	IFRS				Canadian GAAP
	Canada (1)					U.S. (1)
$ millions, as at October 31	2014	2013 (2)	2012	2011	2010	2014	2013	2012	2011	2010
Residential mortgages	$155,198	$148,664	$147,841	$148,268	$91,338	$1	$1	$1	$1	$1
Student	151	210	287	384	523	–	–	–	–	–
Personal	34,342	33,257	33,891	33,202	32,365	94	93	109	132	241
Credit card	11,078	14,097	14,418	14,970	11,508	40	32	33	24	30
Total net consumer loans	200,769	196,228	196,437	196,824	135,734	135	126	143	157	272
Non-residential mortgages	6,947	6,979	7,095	7,055	6,339	240	236	–	2	2
Financial institutions	2,640	2,356	2,384	2,124	1,852	659	403	435	427	352
Retail and wholesale	3,515	3,086	2,827	2,652	2,487	257	158	113	43	52
Business services	4,728	4,191	3,694	3,508	2,773	418	284	226	221	403
Manufacturing-capital goods	1,308	1,081	1,072	1,079	970	221	189	188	129	12
Manufacturing-consumer goods	2,329	1,914	1,736	1,289	1,016	14	36	62	50	18
Real estate and construction	7,201	5,794	4,956	4,118	3,123	6,394	5,611	4,156	3,215	1,563
Agriculture	4,263	3,933	3,689	3,585	3,240	6	1	1	–	(1)
Oil and gas	3,633	2,969	2,856	2,884	2,418	1,276	988	781	413	145
Mining	602	383	319	285	123	266	223	65	78	32
Forest products	470	434	426	416	376	41	35	44	52	–
Hardware and software	339	468	464	244	223	118	98	–	73	33
Telecommunications and cable	514	413	238	213	264	26	26	14	12	13
Publishing, printing, and broadcasting	208	290	356	405	386	5	–	–	–	–
Transportation	1,033	870	736	701	750	221	247	332	353	359
Utilities	1,282	1,170	1,082	674	795	804	816	492	246	99
Education, health and social services	2,017	1,956	1,933	1,754	1,301	–	–	25	46	46
Governments	578	613	727	785	759	–	–	–	–	–
Others	–	–	–	–	358	165	210	730	845	1,031
General allowance allocated to business and government loans	–	–	–	–	(217)	–	–	–	–	(67)
Collective allowance allocated to business and government loans	(192)	(192)	(211)	(205)	–	(43)	(28)	(38)	(54)	–
Total net business and government loans, including acceptances	43,415	38,708	36,379	33,566	29,336	11,088	9,533	7,626	6,151	4,092
Total net loans and acceptances	$244,184	$234,936	$232,816	$230,390	$165,070	$11,223	$9,659	$7,769	$6,308	$4,364

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Analysis of net loans and acceptances (continued)

	IFRS				Canadian GAAP	IFRS				Canadian GAAP
	Other (1)					Total
$ millions, as at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Residential mortgages	$2,118	$2,113	$2,143	$2,191	$2,190	$157,317	$150,778	$149,985	$150,460	$93,529
Student	1	1	1	1	1	152	211	288	385	524
Personal	410	429	568	637	688	34,846	33,779	34,568	33,971	33,294
Credit card	125	126	119	118	111	11,243	14,255	14,570	15,112	11,649
Total net consumer loans	2,654	2,669	2,831	2,947	2,990	203,558	199,023	199,411	199,928	138,996
Non-residential mortgages	228	239	273	291	392	7,415	7,454	7,368	7,348	6,733
Financial institutions	2,155	1,065	1,099	1,003	1,032	5,454	3,824	3,918	3,554	3,236
Retail and wholesale	499	333	326	351	391	4,271	3,577	3,266	3,046	2,930
Business services	1,098	772	932	1,032	1,053	6,244	5,247	4,852	4,761	4,229
Manufacturing-capital goods	248	202	243	217	269	1,777	1,472	1,503	1,425	1,251
Manufacturing-consumer goods	88	249	225	268	253	2,431	2,199	2,023	1,607	1,287
Real estate and construction	890	777	791	572	681	14,485	12,182	9,903	7,905	5,367
Agriculture	37	40	65	94	104	4,306	3,974	3,755	3,679	3,343
Oil and gas	321	71	16	–	–	5,230	4,028	3,653	3,297	2,563
Mining	384	537	280	109	129	1,252	1,143	664	472	284
Forest products	38	30	29	32	31	549	499	499	500	407
Hardware and software	14	22	22	22	242	471	588	486	339	498
Telecommunications and cable	162	234	148	60	33	702	673	400	285	310
Publishing, printing, and broadcasting	89	4	37	41	36	302	294	393	446	422
Transportation	803	893	430	387	249	2,057	2,010	1,498	1,441	1,358
Utilities	631	318	467	272	310	2,717	2,304	2,041	1,192	1,204
Education, health and social services	26	24	23	23	27	2,043	1,980	1,981	1,823	1,374
Governments	1,079	943	922	901	633	1,657	1,556	1,649	1,686	1,392
Others	1,431	2,403	3,011	3,109	6,312	1,596	2,613	3,741	3,954	7,701
General allowance allocated to business and government loans	–	–	–	–	(25)	–	–	–	–	(309)
Collective allowance allocated to business and government loans	(42)	(40)	(23)	(20)	–	(277)	(260)	(272)	(279)	–
Total net business and government loans, including acceptances	10,179	9,116	9,316	8,764	12,152	64,682	57,357	53,321	48,481	45,580
Total net loans and acceptances	$12,833	$11,785	$12,147	$11,711	$15,142	$268,240	$256,380	$252,732	$248,409	$184,576

(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2014 ANNUAL REPORT	81

Management’s discussion and analysis

Summary of allowance for credit losses

	IFRS				Canadian GAAP
$ millions, as at or for the year ended October 31	2014	2013	2012	2011	2010
Balance at beginning of year	$1,758	$1,916	$1,851	$1,950	$2,043
Provision for credit losses	937	1,121	1,291	1,144	1,046
Write-offs
Domestic (1)
Residential mortgages	19	15	18	16	9
Student	3	3	6	5	9
Personal and credit card	857	1,030	1,118	1,141	1,054
Other business and government	63	137	93	103	150
Foreign (1)
Residential mortgages	8	9	2	1	3
Personal and credit card	16	9	13	14	17
Other business and government	92	245	98	55	176
Total write-offs	1,058	1,448	1,348	1,335	1,418
Recoveries
Domestic (1)
Student	–	–	–	–	–
Personal and credit card	177	172	158	132	109
Other business and government	11	6	8	10	8
Foreign (1)
Personal and credit card	2	3	3	1	2
Other business and government	2	3	1	2	4
Total recoveries	192	184	170	145	123
Net write-offs	866	1,264	1,178	1,190	1,295
Interest income on impaired loans	(30)	(37)	(47)	(48)	–
Other	(63)	22	(1)	(5)	(10)
Balance at end of year	$1,736	$1,758	$1,916	$1,851	$1,784
Comprises:
Loans	$1,660	$1,698	$1,860	$1,803	$1,720
Undrawn credit facilities	76	60	56	48	64
Ratio of net write-offs during year to average loans outstanding during year	0.35%	0.52%	0.49%	0.51%	0.74%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans (IFRS)

	Allowance for credit losses (1)				Allowance as a % of gross impaired loans
$ millions, as at October 31	2014	2013	2012	2011	2014	2013	2012	2011
Domestic (2)
Residential mortgages	$22	$24	$18	$15	10.2%	11.4%	8.0%	5.0%
Personal loans	96	105	159	156	80.0	77.8	84.6	73.6
Business and government	38	61	97	88	60.3	63.5	47.3	56.1
Total domestic	156	190	274	259	39.1	43.1	44.3	38.6
Foreign (2)
Residential mortgages	146	65	27	18	45.9	23.8	11.0	8.1
Personal loans	43	30	25	25	53.8	34.9	31.6	31.6
Business and government	299	262	395	300	46.9	35.1	42.8	31.7
Total foreign	488	357	447	343	47.1	32.3	35.8	27.5
Total allowance	$644	$547	$721	$602	44.9%	35.4%	38.6%	31.4%

(1)	Comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

Specific allowance for credit losses as a percentage of gross impaired loans (Canadian GAAP)

	Specific allowance for credit losses	Specific allowance as a % of gross impaired loans
$ millions, as at October 31	2010	2010
Domestic (1)
Residential mortgages	$19	7.3%
Personal loans	193	88.9
Business and government	120	55.3
Total domestic	$332	47.9
Foreign (1)
Residential mortgages	$11	5.7%
Personal loans	31	35.6
Business and government	257	29.8
Total foreign	$299	26.2
Total specific allowance	$631	34.4%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

82	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Allowance on non-impaired loans as a percentage of net loans and acceptances (IFRS)

	Allowance for credit losses (1)				Allowance as a % of net loans and acceptances
$ millions, as at October 31	2014	2013	2012	2011	2014	2013	2012	2011
Domestic (2)
Residential mortgages	$21	$63	$19	$14	–%	–%	–%	–%
Personal loans	315	313	278	300	0.9	0.9	0.8	0.9
Credit cards	384	512	582	631	3.5	3.6	4.0	4.2
Business and government	183	179	186	174	0.4	0.5	0.5	0.5
Total domestic	903	1,067	1,065	1,119	0.4	0.5	0.5	0.5
Foreign (2)
Residential mortgages	20	8	7	2	0.9	0.4	0.3	0.1
Personal loans	6	3	5	5	1.2	0.6	0.7	0.6
Credit cards	2	5	1	1	1.2	3.2	0.7	0.7
Business and government	85	68	61	74	0.4	0.4	0.4	0.5
Total foreign	113	84	74	82	0.5	0.4	0.4	0.5
Total allowance	$1,016	$1,151	$1,139	$1,201	0.4%	0.4%	0.5%	0.5%

(1)	Comprises the collective allowance related to credit card loans; and personal loans, mortgage and business and government loans that are less than 90 days delinquent. Excludes allowance on undrawn credit facilities.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

General allowance as a percentage of net loans and acceptances (Canadian GAAP)

	General allowance for credit losses	General allowance as a % of net loans and acceptances
$ millions, as at October 31	2010	2010
Domestic (1)
Residential mortgages	$5	–%
Personal loans	287	0.9
Credit cards	477	4.1
Business and government	217	0.7
Total domestic	986	0.6
Foreign (1)
Residential mortgages	4	0.2
Personal loans	6	0.6
Credit cards	1	0.7
Business and government	92	0.6
Total foreign	103	0.5
Total general allowance	$1,089	0.6%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location (1)

	IFRS				Canadian GAAP
$ millions, as at October 31	2014	2013 (2)	2012	2011	2010
Canada
Atlantic provinces	$13,307	$13,124	$13,228	$13,115	$9,446
Quebec	21,802	21,257	20,591	19,602	13,779
Ontario	114,940	109,390	108,861	110,157	77,791
Prairie provinces	12,136	11,829	11,440	9,093	7,934
Alberta, Northwest Territories and Nunavut	38,859	37,953	38,300	38,433	27,667
British Columbia and Yukon	44,012	42,421	41,435	41,074	29,439
General allowance allocated to Canada	–	–	–	–	(986)
Collective allowance allocated to Canada (3)	(872)	(1,038)	(1,039)	(1,084)	–
Total Canada	244,184	234,936	232,816	230,390	165,070
U.S.	11,223	9,659	7,769	6,308	4,364
Other countries	12,833	11,785	12,147	11,711	15,142
Total net loans and acceptances	$268,240	$256,380	$252,732	$248,409	$184,576

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(3)	Comprises the collective allowance related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

CIBC 2014 ANNUAL REPORT	83

Management’s discussion and analysis

Net impaired loans

	IFRS				Canadian GAAP	IFRS				Canadian GAAP
	Canada (1)					U.S. (1)
$ millions, as at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Gross impaired loans
Residential mortgages	$216	$210	$226	$302	$259	$–	$–	$–	$–	$–
Student	7	9	12	17	23	–	–	–	–	–
Personal	113	126	176	195	194	1	4	–	–	–
Total gross impaired consumer loans	336	345	414	514	476	1	4	–	–	–
Non-residential mortgages	4	1	–	4	8	–	–	–	–	–
Financial institutions	1	–	1	1	1	–	–	–	–	–
Retail, wholesale and business services	31	54	38	47	57	–	34	58	51	51
Manufacturing – consumer and capital goods	4	6	11	16	46	–	–	3	5	16
Real estate and construction	10	9	23	24	54	135	159	183	211	183
Agriculture	2	4	7	15	6	–	–	–	–	–
Resource-based industries	4	13	55	4	26	–	–	–	–	–
Telecommunications, media and technology	4	6	62	39	10	–	–	–	–	–
Transportation	1	1	6	5	7	–	38	90	3	13
Utilities	–	–	–	–	–	20	–	–	–	–
Other	2	2	2	2	2	–	–	–	–	–
Total gross impaired – business and government loans	63	96	205	157	217	155	231	334	270	263
Total gross impaired loans	399	441	619	671	693	156	235	334	270	263
Other past due loans (2)	342	378	401	553	376	–	–	11	–	–
Total gross impaired and other past due loans	$741	$819	$1,020	$1,224	$1,069	$156	$235	$345	$270	$263
Allowance for credit losses (3)
Residential mortgages	$22	$24	$18	$15	$19	$–	$–	$–	$–	$–
Student	–	–	–	5	7	–	–	–	–	–
Personal	96	105	159	151	186	1	1	–	–	–
Total allowance – consumer loans	118	129	177	171	212	1	1	–	–	–
Non-residential mortgages	1	–	–	3	2	–	–	–	–	–
Financial institutions	–	–	–	1	1	–	–	–	–	–
Retail, wholesale and business services	20	31	26	32	36	–	20	38	19	22
Manufacturing – consumer and capital goods	3	6	8	8	23	–	–	3	4	7
Real estate and construction	7	6	10	11	18	47	36	90	72	63
Agriculture	–	1	4	5	4	–	–	–	–	1
Resource-based industries	2	9	25	3	19	–	–	–	–	–
Telecommunications, media and technology	3	5	16	18	9	–	–	–	–	–
Transportation	1	1	6	5	7	–	2	55	3	9
Utilities	–	–	–	–	–	13	–	–	–	–
Other	1	2	2	2	1	–	–	–	–	–
Total allowance – business and government loans	38	61	97	88	120	60	58	186	98	102
Total allowance	$156	$190	$274	$259	$332	$61	$59	$186	$98	$102
Net impaired loans
Residential mortgages	$194	$186	$208	$287	$240	$–	$–	$–	$–	$–
Student	7	9	12	12	16	–	–	–	–	–
Personal	17	21	17	44	8	–	3	–	–	–
Total net impaired consumer loans	218	216	237	343	264	–	3	–	–	–
Non-residential mortgages	3	1	–	1	6	–	–	–	–	–
Financial institutions	1	–	1	–	–	–	–	–	–	–
Retail, wholesale and business services	11	23	12	15	21	–	14	20	32	29
Manufacturing – consumer and capital goods	1	–	3	8	23	–	–	–	1	9
Real estate and construction	3	3	13	13	36	88	123	93	139	120
Agriculture	2	3	3	10	2	–	–	–	–	(1)
Resource-based industries	2	4	30	1	7	–	–	–	–	–
Telecommunications, media and technology	1	1	46	21	1	–	–	–	–	–
Transportation	–	–	–	–	–	–	36	35	–	4
Utilities	–	–	–	–	–	7	–	–	–	–
Other	1	–	–	–	1	–	–	–	–	–
Total net impaired – business and government loans	25	35	108	69	97	95	173	148	172	161
Total net impaired loans	$243	$251	$345	$412	$361	$95	$176	$148	$172	$161

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

84	CIBC 2014 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans (continued)

	IFRS				Canadian GAAP	IFRS				Canadian GAAP
	Other (1)					Total
$ millions, as at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Gross impaired loans
Residential mortgages	$318	$273	$246	$222	$193	$534	$483	$472	$524	$452
Student	–	–	–	–	–	7	9	12	17	23
Personal	79	82	79	79	87	193	212	255	274	281
Total gross impaired consumer loans	397	355	325	301	280	734	704	739	815	756
Non-residential mortgages	60	85	101	71	67	64	86	101	75	75
Financial institutions	5	–	1	3	4	6	–	2	4	5
Retail, wholesale and business services	168	174	191	213	172	199	262	287	311	280
Manufacturing – consumer and capital goods	44	52	54	56	51	48	58	68	77	113
Real estate and construction	184	179	210	269	228	329	347	416	504	465
Agriculture	6	11	12	23	20	8	15	19	38	26
Resource-based industries	1	1	1	3	–	5	14	56	7	26
Telecommunications, media and technology	5	5	9	9	32	9	11	71	48	42
Transportation	8	7	8	28	25	9	46	104	36	45
Utilities	1	1	1	–	1	21	1	1	–	1
Other	–	1	1	–	–	2	3	3	2	2
Total gross impaired – business and government loans	482	516	589	675	600	700	843	1,128	1,102	1,080
Total gross impaired loans	879	871	914	976	880	1,434	1,547	1,867	1,917	1,836
Other past due loans (2)	8	7	7	11	5	350	385	419	564	381
Total gross impaired and other past due loans	$887	$878	$921	$987	$885	$1,784	$1,932	$2,286	$2,481	$2,217
Allowance for credit losses (3)
Residential mortgages	$146	$65	$27	$18	$11	$168	$89	$45	$33	$30
Student	–	–	–	–	–	–	–	–	5	7
Personal	42	29	25	25	31	139	135	184	176	217
Total allowance – consumer loans	188	94	52	43	42	307	224	229	214	254
Non-residential mortgages	31	32	24	26	14	32	32	24	29	16
Financial institutions	3	–	1	1	1	3	–	1	2	2
Retail, wholesale and business services	67	60	63	69	50	87	111	127	120	108
Manufacturing – consumer and capital goods	42	41	37	37	17	45	47	48	49	47
Real estate and construction	91	62	70	40	46	145	104	170	123	127
Agriculture	4	5	3	12	9	4	6	7	17	14
Resource-based industries	–	–	–	1	–	2	9	25	4	19
Telecommunications, media and technology	–	1	9	9	11	3	6	25	27	20
Transportation	–	2	1	7	7	1	5	62	15	23
Utilities	1	1	1	–	–	14	1	1	–	–
Other	–	–	–	–	–	1	2	2	2	1
Total allowance – business and government loans	239	204	209	202	155	337	323	492	388	377
Total allowance	$427	$298	$261	$245	$197	$644	$547	$721	$602	$631
Net impaired loans
Residential mortgages	$172	$208	$219	$204	$182	$366	$394	$427	$491	$422
Student	–	–	–	–	–	7	9	12	12	16
Personal	37	53	54	54	56	54	77	71	98	64
Total net impaired consumer loans	209	261	273	258	238	427	480	510	601	502
Non-residential mortgages	29	53	77	45	53	32	54	77	46	59
Financial institutions	2	–	–	2	3	3	–	1	2	3
Retail, wholesale and business services	101	114	128	144	122	112	151	160	191	172
Manufacturing – consumer and capital goods	2	11	17	19	34	3	11	20	28	66
Real estate and construction	93	117	140	229	182	184	243	246	381	338
Agriculture	2	6	9	11	11	4	9	12	21	12
Resource-based industries	1	1	1	2	–	3	5	31	3	7
Telecommunications, media and technology	5	4	–	–	21	6	5	46	21	22
Transportation	8	5	7	21	18	8	41	42	21	22
Utilities	–	–	–	–	1	7	–	–	–	1
Other	–	1	1	–	–	1	1	1	–	1
Total net impaired – business and government loans	243	312	380	473	445	363	520	636	714	703
Total net impaired loans	$452	$573	$653	$731	$683	$790	$1,000	$1,146	$1,315	$1,205

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

CIBC 2014 ANNUAL REPORT	85

Management’s discussion and analysis

Deposits

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2014	2013 (1)	2012	2014	2013 (1)	2012	2014	2013 (1)	2012
Deposits in domestic bank offices (2)
Payable on demand
Personal	$8,490	$7,938	$7,481	$15	$18	$17	0.18%	0.23%	0.23%
Business and government	30,043	26,834	26,413	107	95	102	0.36	0.35	0.39
Bank	1,780	1,328	1,188	6	3	3	0.34	0.23	0.25
Payable after notice
Personal	72,928	68,320	64,549	461	433	403	0.63	0.63	0.62
Business and government	21,606	18,383	15,478	242	199	166	1.12	1.08	1.07
Bank	19	13	11	–	–	–	–	–	–
Payable on a fixed date
Personal	41,028	39,379	40,288	673	705	816	1.64	1.79	2.03
Business and government	50,060	52,371	47,111	928	1,029	768	1.85	1.96	1.63
Bank	427	279	424	4	3	4	0.94	1.08	0.94
Secured borrowings	43,525	50,815	51,975	717	989	1,118	1.65	1.95	2.15
Total domestic	269,906	265,660	254,918	3,153	3,474	3,397	1.17	1.31	1.33
Deposits in foreign bank offices
Payable on demand
Personal	567	467	457	3	3	3	0.53	0.64	0.66
Business and government	3,089	2,709	2,533	3	6	2	0.10	0.22	0.08
Bank	6	43	49	1	–	2	16.67	–	4.08
Payable after notice
Personal	2,040	1,911	1,933	38	36	35	1.86	1.88	1.81
Business and government	673	562	579	1	1	1	0.15	0.18	0.17
Payable on a fixed date
Personal	1,993	2,111	2,260	10	6	5	0.50	0.28	0.22
Business and government	38,164	35,507	32,162	102	125	158	0.27	0.35	0.49
Bank	5,610	4,488	3,854	24	26	25	0.43	0.58	0.65
Secured borrowings	458	425	460	2	2	2	0.44	0.47	0.43
Total foreign	52,600	48,223	44,287	184	205	233	0.35	0.43	0.53
Total deposits	$322,506	$313,883	$299,205	$3,337	$3,679	$3,630	1.03%	1.17%	1.21%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Deposits by foreign depositors in our domestic bank offices amounted to $6.0 billion (2013: $4.5 billion; 2012: $3.9 billion).

Short-term borrowings

$ millions, as at or for the year ended October 31	2014	2013 (1)	2012
Amounts outstanding at end of year
Obligations related to securities sold short	$12,999	$13,327	$13,035
Obligations related to securities lent or sold under repurchase agreements	10,765	6,986	8,224
Total short-term borrowings	$23,764	$20,313	$21,259
Obligations related to securities sold short
Average balance	$13,719	$13,247	$10,865
Maximum month-end balance	14,833	14,407	13,035
Average interest rate	2.38%	2.52%	3.06%
Obligations related to securities lent or sold under repurchase agreements
Average balance	$12,713	$10,242	$13,395
Maximum month-end balance	14,652	12,030	21,972
Average interest rate	1.00%	1.00%	1.16%
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Fees paid to the shareholders’ auditors

$ millions, for the year ended October 31	2014	2013	2012
Audit fees (1)	$14.2	$13.4	$15.3
Audit-related fees (2)	2.0	3.2	1.8
Tax fees (3)	0.1	0.5	0.8
All other fees (4)	0.1	0.4	0.3
Total	$16.4	$17.5	$18.2

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).
(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including various agreed upon procedures and translation of financial reports.
(3)	For tax compliance services.
(4)	Includes fees for non-audit services.

86	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Consolidated financial statements

88	Financial reporting responsibility
89	Independent auditors’ report of registered public accounting firm to shareholders
91	Consolidated balance sheet
92	Consolidated statement of income
93	Consolidated statement of comprehensive income
94	Consolidated statement of changes in equity
95	Consolidated statement of cash flows
96	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

96	Note 1	–	Basis of preparation and summary of significant accounting policies
107	Note 2	–	Fair value measurement
116	Note 3	–	Significant acquisitions and dispositions
117	Note 4	–	Securities
119	Note 5	–	Loans
122	Note 6	–	Structured entities and derecognition of financial assets
125	Note 7	–	Land, buildings and equipment
126	Note 8	–	Goodwill, software and other intangible assets
128	Note 9	–	Other assets
128	Note 10	–	Deposits
128	Note 11	–	Other liabilities
129	Note 12	–	Derivative instruments
133	Note 13	–	Designated accounting hedges
134	Note 14	–	Subordinated indebtedness
135	Note 15	–	Common and preferred share capital
138	Note 16	–	Capital Trust securities

139	Note 17	–	Interest rate sensitivity
140	Note 18	–	Share-based payments
142	Note 19	–	Post-employment benefits
146	Note 20	–	Income taxes
148	Note 21	–	Earnings per share
148	Note 22	–	Commitments, guarantees and pledged assets
151	Note 23	–	Contingent liabilities and provision
153	Note 24	–	Concentration of credit risk
154	Note 25	–	Related-party transactions
155	Note 26	–	Investments in equity-accounted associates and joint ventures
156	Note 27	–	Significant subsidiaries
157	Note 28	–	Segmented and geographic information
159	Note 29	–	Financial instruments – disclosures
160	Note 30	–	Offsetting financial assets and liabilities
161	Note 31	–	Interest income and expense
162	Note 32	–	Future accounting policy changes

CIBC 2014 ANNUAL REPORT	87

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements are to be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX).

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls in accordance with the audit plan approved by the Audit Committee. The Chief Auditor has full and independent access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the external auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	December 3, 2014

88	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2014 and 2013 and the consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2014 and 2013, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated December 3, 2014 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 3, 2014

CIBC 2014 ANNUAL REPORT	89

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2014, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2014 and 2013, and the consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014 of CIBC and our report dated December 3, 2014 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 3, 2014

90	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

$ millions, as at October 31	2014	2013 (1)
ASSETS
Cash and non-interest-bearing deposits with banks	$2,694	$2,211
Interest-bearing deposits with banks	10,853	4,168
Securities (Note 4)
Trading	47,061	44,070
Available-for-sale (AFS)	12,228	27,627
Designated at fair value (FVO)	253	287
	59,542	71,984
Cash collateral on securities borrowed	3,389	3,417
Securities purchased under resale agreements	33,407	25,311
Loans (Note 5)
Residential mortgages	157,526	150,938
Personal	35,458	34,441
Credit card	11,629	14,772
Business and government	56,075	48,207
Allowance for credit losses	(1,660)	(1,698)
	259,028	246,660
Other
Derivative instruments (Note 12)	20,680	19,947
Customers’ liability under acceptances	9,212	9,720
Land, buildings and equipment (Note 7)	1,797	1,719
Goodwill (Note 8)	1,450	1,733
Software and other intangible assets (Note 8)	967	756
Investments in equity-accounted associates and joint ventures (Note 26)	1,923	1,695
Deferred tax assets (Note 20)	506	526
Other assets (Note 9)	9,455	8,159
	45,990	44,255
	$414,903	$398,006
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$130,085	$125,034
Business and government	148,793	134,736
Bank	7,732	5,592
Secured borrowings	38,783	49,802
	325,393	315,164
Obligations related to securities sold short	12,999	13,327
Cash collateral on securities lent	903	2,099
Obligations related to securities sold under repurchase agreements	9,862	4,887
Other
Derivative instruments (Note 12)	21,841	19,724
Acceptances	9,212	9,721
Deferred tax liabilities (Note 20)	29	33
Other liabilities (Note 11)	10,903	10,829
	41,985	40,307
Subordinated indebtedness (Note 14)	4,978	4,228
Equity
Preferred shares (Note 15)	1,031	1,706
Common shares (Note 15)	7,782	7,753
Contributed surplus	75	82
Retained earnings	9,626	8,318
Accumulated other comprehensive income (AOCI)	105	(40)
Total shareholders’ equity	18,619	17,819
Non-controlling interests	164	175
Total equity	18,783	17,994
	$414,903	$398,006

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Victor G. Dodig President and Chief Executive Officer	Jane L. Peverett Director

CIBC 2014 ANNUAL REPORT	91

Consolidated financial statements

Consolidated statement of income

$ millions, except as noted, for the year ended October 31	2014	2013 (1)	2012 (1)
Interest income
Loans	$9,504	$9,795	$10,020
Securities	1,628	1,631	1,522
Securities borrowed or purchased under resale agreements	320	347	323
Deposits with banks	25	38	42
	11,477	11,811	11,907
Interest expense
Deposits	3,337	3,679	3,630
Securities sold short	327	334	333
Securities lent or sold under repurchase agreements	127	102	156
Subordinated indebtedness	178	193	208
Capital Trust securities	n/a	n/a	144
Other	49	50	110
	4,018	4,358	4,581
Net interest income	7,459	7,453	7,326
Non-interest income
Underwriting and advisory fees	444	389	438
Deposit and payment fees	848	824	775
Credit fees	478	462	418
Card fees	414	535	560
Investment management and custodial fees	677	474	424
Mutual fund fees	1,236	1,014	880
Insurance fees, net of claims	369	358	335
Commissions on securities transactions	408	412	402
Trading income (loss)	(176)	27	53
AFS securities gains, net (Note 4)	201	212	264
FVO gains (losses), net	(15)	5	(32)
Foreign exchange other than trading	43	44	91
Income from equity-accounted associates and joint ventures (Note 26)	226	140	155
Other	764	369	396
	5,917	5,265	5,159
Total revenue	13,376	12,718	12,485
Provision for credit losses (Note 5)	937	1,121	1,291
Non-interest expenses
Employee compensation and benefits	4,636	4,324	4,090
Occupancy costs	736	700	697
Computer, software and office equipment	1,200	1,052	1,022
Communications	312	307	304
Advertising and business development	285	236	233
Professional fees	201	179	174
Business and capital taxes	59	62	50
Other	1,096	761	632
	8,525	7,621	7,202
Income before income taxes	3,914	3,976	3,992
Income taxes (Note 20)	699	626	689
Net income	$3,215	$3,350	$3,303
Net income (loss) attributable to non-controlling interests	$(3)	$(2)	$9
Preferred shareholders	$87	$99	$158
Common shareholders	3,131	3,253	3,136
Net income attributable to equity shareholders	$3,218	$3,352	$3,294
Earnings per share (in dollars) (Note 21)
Basic	$7.87	$8.11	$7.77
Diluted	7.86	8.11	7.76
Dividends per common share (in dollars) (Note 15)	3.94	3.80	3.64

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
n/a	Not applicable. Commencing November 1, 2012, CIBC Capital Trust was deconsolidated. See Note 1 to the consolidated financial statements for additional information.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

92	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Net income	$3,215	$3,350	$3,303
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$694	$369	$65
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	1
Net gains (losses) on hedges of investments in foreign operations	(425)	(237)	(65)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	(1)
	269	132	–
Net change in AFS securities
Net gains (losses) on AFS securities	152	57	208
Net (gains) losses on AFS securities reclassified to net income	(146)	(155)	(196)
	6	(98)	12
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	94	62	20
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(81)	(51)	(13)
	13	11	7
OCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(143)	280	(454)
Total OCI (2)	145	325	(435)
Comprehensive income	$3,360	$3,675	$2,868
Comprehensive income (loss) attributable to non-controlling interests	$(3)	$(2)	$9
Preferred shareholders	$87	$99	$158
Common shareholders	3,276	3,578	2,701
Comprehensive income attributable to equity shareholders	$3,363	$3,677	$2,859

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Includes $16 million of gains for 2014 (2013: $10 million of losses; 2012: $8 million of gains) relating to our investments in equity-accounted associates and joint ventures.

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(52)	$(26)	$(10)
Net gains (losses) on hedges of investments in foreign operations	67	44	11
	15	18	1
Net change in AFS securities
Net gains (losses) on AFS securities	(71)	(51)	(49)
Net (gains) losses on AFS securities reclassified to net income	59	57	65
	(12)	6	16
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(34)	(22)	(4)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	29	18	4
	(5)	(4)	–
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	54	(101)	160
	$52	$(81)	$177

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2014 ANNUAL REPORT	93

Consolidated financial statements

Consolidated statement of changes in equity

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Preferred shares (Note 15)
Balance at beginning of year	$1,706	$1,706	$2,756
Issue of preferred shares	400	–	–
Redemption of preferred shares	(1,075)	–	(1,050)
Balance at end of year	$1,031	$1,706	$1,706
Common shares (Note 15)
Balance at beginning of year	$7,753	$7,769	$7,376
Issue of common shares	96	114	430
Purchase of common shares for cancellation	(65)	(130)	(39)
Treasury shares	(2)	–	2
Balance at end of year	$7,782	$7,753	$7,769
Contributed surplus
Balance at beginning of year	$82	$85	$93
Stock option expense	7	5	7
Stock options exercised	(14)	(9)	(15)
Other	–	1	–
Balance at end of year	$75	$82	$85
Retained earnings
Balance at beginning of year	$8,318	$7,009 (2)	$5,454 (3)
Net income attributable to equity shareholders	3,218	3,352	3,294
Dividends (Note 15)
Preferred	(87)	(99)	(128)
Common	(1,567)	(1,523)	(1,470)
Premium on redemption of preferred shares	–	–	(30)
Premium on purchase of common shares for cancellation	(250)	(422)	(118)
Other	(6)	1	–
Balance at end of year	$9,626	$8,318	$7,002
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of year	$44	$(88)	$(88)
Net change in foreign currency translation adjustments	269	132	–
Balance at end of year	$313	$44	$(88)
Net gains (losses) on AFS securities
Balance at beginning of year	$252	$350	$338
Net change in AFS securities	6	(98)	12
Balance at end of year (4)	$258	$252	$350
Net gains (losses) on cash flow hedges
Balance at beginning of year	$13	$2	$(5)
Net change in cash flow hedges	13	11	7
Balance at end of year	$26	$13	$2
AOCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$(349)	$(629)	$(175)
Net change in post-employment defined benefit plans	(143)	280	(454)
Balance at end of year	$(492)	$(349)	$(629)
Total AOCI, net of tax	$105	$(40)	$(365)
Non-controlling interests
Balance at beginning of year	$175	$170	$162
Net income (loss) attributable to non-controlling interests	(3)	(2)	9
Dividends	(4)	(4)	(5)
Other	(4)	11	4
Balance at end of year	$164	$175	$170
Equity at end of year	$18,783	$17,994	$16,367

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Includes $7 million increase in retained earnings related to the adoption of IFRS 10 “Consolidated Financial Statements”. See Note 1 to the consolidated financial statements for further information.
(3)	Includes $3 million decrease in retained earnings related to the adoption of IAS 19 “Employee Benefits”. See Note 1 to the consolidated financial statements for further information.
(4)	Includes $20 million (2013: $64 million; 2012: $44 million) of cumulative loss related to AFS securities measured at fair value.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

94	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Cash flows provided by (used in) operating activities
Net income	$3,215	$3,350	$3,303
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	937	1,121	1,291
Amortization and impairment (2)	813	354	357
Stock option expense	7	5	7
Deferred income taxes	57	49	152
AFS securities gains, net	(201)	(212)	(264)
Net losses (gains) on disposal of land, buildings and equipment	1	(2)	(17)
Other non-cash items, net	(637)	(338)	96
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(6,685)	(2,054)	1,547
Loans, net of repayments	(16,529)	(5,887)	(5,023)
Deposits, net of withdrawals	10,213	13,460	11,339
Obligations related to securities sold short	(328)	292	2,719
Accrued interest receivable	79	44	(22)
Accrued interest payable	(32)	(147)	(95)
Derivative assets	(688)	6,917	146
Derivative liabilities	2,032	(7,241)	(54)
Trading securities	(2,991)	(3,730)	(7,617)
FVO securities	34	17	160
Other FVO assets and liabilities	(14)	349	(639)
Current income taxes	(27)	(532)	(749)
Cash collateral on securities lent	(1,196)	506	(1,257)
Obligations related to securities sold under repurchase agreements	4,975	(1,744)	(1,933)
Cash collateral on securities borrowed	28	(106)	(1,473)
Securities purchased under resale agreements	(8,096)	(186)	516
Other, net	(1,538)	901	(870)
	(16,571)	5,186	1,620
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	–	–
Redemption/repurchase/maturity of subordinated indebtedness	(264)	(561)	(272)
Issue of preferred shares	400	–	–
Redemption of preferred shares	(1,075)	–	(1,080)
Issue of common shares for cash	82	105	415
Purchase of common shares for cancellation	(315)	(552)	(157)
Net proceeds from treasury shares	(2)	–	2
Dividends paid	(1,654)	(1,622)	(1,598)
Share issuance costs	(5)	–	–
	(1,833)	(2,630)	(2,690)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(27,974)	(27,451)	(38,537)
Proceeds from sale of AFS securities	29,014	14,094	23,815
Proceeds from maturity of AFS securities	14,578	10,550	17,421
Net cash used in acquisitions	(190)	–	(235)
Net cash provided by dispositions	3,611	49	42
Net purchase of land, buildings and equipment	(251)	(248)	(309)
	18,788	(3,006)	2,197
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	99	48	5
Net increase (decrease) in cash and non-interest bearing deposits with banks during year	483	(402)	1,132
Cash and non-interest-bearing deposits with banks at beginning of year	2,211	2,613	1,481
Cash and non-interest-bearing deposits with banks at end of year (3)	$2,694	$2,211	$2,613
Cash interest paid	$4,050	$4,505	$4,676
Cash income taxes paid	669	1,109	1,286
Cash interest and dividends received	11,556	11,856	12,053

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2014 includes the goodwill impairment charge.
(3)	Includes restricted balance of $324 million (2013: $264 million; 2012: $270 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2014 ANNUAL REPORT	95

Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our three main business units – Retail and Business Banking, Wealth Management and Wholesale Banking – CIBC provides a full range of financial services and products to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. Refer to page 157 for further details on our business units. CIBC is incorporated and domiciled in Canada with our registered and principal business offices located at Commerce Court, Toronto, Ontario.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the Bank Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

CIBC has consistently applied the same accounting policies throughout all periods presented, unless otherwise indicated.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on December 3, 2014.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, impairment of AFS securities, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities and post-employment and other long-term benefit plan assumptions. Actual results could differ from these estimates and assumptions.

Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity, (ii) exposure, or rights, to variable returns from our involvement with the entity, and (iii) the ability to affect those returns through our power over the entity.

Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has power over its subsidiaries through a shareholding of more than 50% of the voting rights in its subsidiaries, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our significant subsidiaries are provided in Note 27.

Structured entities

An SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.

When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities. As part of the reassessment process, we update assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information is taken into account.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

96	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership (LP), where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over the policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

For purposes of applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on AFS equity securities which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option – FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed when they are no longer held for trading and only in rare circumstances. In addition, reclassification of non-derivative financial assets from trading to loans and receivables is allowed when they are no longer held for trading and if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we do not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest rate method. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss), except to the extent they are economically hedging an FVO asset or liability, in which case the gains and losses are included in FVO gains (losses), net. Dividends and interest income earned on trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transaction costs. Only equity instruments whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are re-measured at fair value through OCI subsequent to initial recognition, except that, foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Unrealized foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

CIBC 2014 ANNUAL REPORT	97

Consolidated financial statements

Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO may also be applied to financial instruments that have one or more embedded derivatives that would otherwise require bifurcation as they significantly modify the cash flows of the contract.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed as economic hedges of the FVO financial instruments, are included in FVO gains (losses), net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest rate method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest income on cash collateral paid and interest expense on cash collateral received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•

Credit card loans are not classified as impaired and are fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counselling services, or when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties. Once a loan is modified, if management still does not expect full collection of payments under the modified loan terms, the loan is classified as impaired. An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a loan or a group

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of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the loan with all criteria for the impaired classification having been remedied. Once a loan is modified and management expects full collection of payments under the modified loan terms, the loan is not considered impaired. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to unimpaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of amounts written off. When loans are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Allowance for credit losses

Allowance for credit losses consists of individual and collective components:

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish an allowance for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses – for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:
•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

(ii)	For groups of loans where each loan is not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears.

•

For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the collective allowance. For credit card loans, the historical loss experience enables CIBC to calculate roll-rate models in order to determine an allowance amount driven by flows to write-off.

•

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

Impairment is recognized in the consolidated statement of income to reduce the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income are reversed in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

Impairment is recognized in the consolidated statement of income by reducing the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI. We assess impairment for perpetual preferred shares using the equity impairment model.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions with the objective of earning income.

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All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as Derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

Derivatives that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives that do not qualify for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments – Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We may designate NIFO hedges to mitigate the foreign exchange risk on our net investment in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion are recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation, as explained in the “Foreign currency translation” policy above.

Derivatives that do not qualify for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO gains (losses), net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined contract is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host contract on the consolidated balance sheet, are measured at fair value with changes therein included in Non-interest income – Other. The residual amount of the host instrument asset or liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

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Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument. Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability would be recognized on our consolidated balance sheet, to which we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in FVO gains (losses), net. In addition, since the fair value of the commitments is priced into the mortgage, their initial fair value is recognized over the life of the resulting mortgage.

The fair value of the mortgage commitment upon funding, if any, is recognized in the consolidated statement of income to offset the difference between the mortgage amount and its fair value.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of tax. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, and net gains (losses) on post-employment defined benefit plans.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity as deductions from the proceeds, net of tax.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

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Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

We consider a portion of land and a building underlying a finance lease arrangement as investment property since we sub-lease this portion to third parties. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there is indication that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 4 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit intangibles and customer relationships – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying value of non-financial assets with definite useful lives, including buildings and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

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Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our investments in foreign operations and will not reverse in the foreseeable future. Deferred tax assets, other than those arising from our investments in foreign operations, are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets arising from our investments in foreign operations are recognized for deductible temporary differences which are expected to reverse in the foreseeable future to the extent that it is probable that future taxable profits will be available against which these deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity or tax reporting group.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in other assets and other liabilities, respectively.

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income.

Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.

Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date

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in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

Directors’ compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as Non-interest expense – Other or credit in the period in which the change occurs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Fee and commission income

The recognition of fee and commission income is determined by the purpose for the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over the 12-month period to which they relate.

Investment management and custodial fees are primarily investment, estate and trust management fees that are based on the respective value of the assets under management or custody and are recognized over the period that the related services are provided. As a result, any prepaid fees are deferred and amortized over the applicable service period, which is generally the contract term.

Mutual fund fees are recognized over the period that the mutual funds are managed and are based upon the daily net asset values of the respective mutual funds.

Earnings per share

We present basic and diluted earnings per share (EPS) for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted average number of common shares outstanding during the period.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

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Changes in accounting policies

Effective November 1, 2013, CIBC adopted several new and amended accounting pronouncements as described below.

(a)	Retrospective application of new and amended standards

The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively as described below.

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. The amendments required the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise; (ii) recognition of interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) recognition of all past service costs (gains) in net income in the period in which they arise. We adopted the amendments to IAS 19 on a retrospective basis effective November 1, 2011.

Consistent accounting policies are applied for the purposes of applying the equity method for our investments in equity-associates and joint ventures, and therefore the retrospective application of the IAS 19 amendments also impacted the accounting for certain of our equity-accounted investments in associates.

IFRS 10 “Consolidated Financial Statements”, issued in May 2011, replaces the consolidation guidance in IAS 27 “Consolidated and Separate Financial Statements” and Standard Interpretations Committee (SIC) – 12 “Consolidation – Special Purpose Entities”. IFRS 10 includes a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, an investor controls an investee when an investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. We adopted IFRS 10 on a retrospective basis effective November 1, 2012.

The adoption of IFRS 10 required us to deconsolidate CIBC Capital Trust from our consolidated financial statements. Although we have the ability to direct the relevant activities of CIBC Capital Trust, we do not have exposure to variable returns as we pass on our credit risk by issuing senior deposit notes to CIBC Capital Trust.

The deconsolidation of CIBC Capital Trust resulted in us removing Capital Trust securities from our consolidated balance sheet effective November 1, 2012, and instead recognizing the senior deposit notes in Business and government deposits. We recognized an increase in shareholders’ equity as at November 1, 2012 and October 31, 2013 due to the reversal of losses previously recognized on Capital Trust securities repurchased by CIBC.

The impact on the consolidated balance sheets as a result of the retrospective application of the amendments to IAS 19 and IFRS 10 was as follows:

$ millions	Reported as at October 31, 2011	Post-employment benefits	Restated as at opening November 1, 2011
ASSETS
Deferred tax assets	$270	$51	$321
Other assets	8,609	(234)	8,375
Asset line items not impacted by accounting changes	374,879	–	374,879
	$383,758	$ (183)	$383,575
LIABILITIES AND EQUITY
Deferred tax liabilities	$51	$(2)	$49
Other liabilities	11,653	(1)	11,652
Liability line items not impacted by accounting changes	355,963	–	355,963
Equity
Preferred shares, common shares and contributed surplus	10,225	–	10,225
Retained earnings	5,457	(3)	5,454
AOCI	245	(175)	70
Total shareholders’ equity	15,927	(178)	15,749
Non-controlling interests	164	(2)	162
Total equity	16,091	(180)	15,911
	$383,758	$(183)	$383,575

$ millions	Reported as at October 31, 2012	Post-employment benefits	Restated as at October 31, 2012	CIBC Capital Trust	Restated as at opening November 1, 2012
ASSETS
Securities – Trading	$40,330	$–	$40,330	$10	$40,340
Loans – Business and government	43,624	–	43,624	9	43,633
Investments in equity-accounted associates and joint ventures	1,635	(17)	1,618	(1)	1,617
Deferred tax assets	457	226	683	(3)	680
Other assets	8,947	(475)	8,472	–	8,472
Asset line items not impacted by accounting changes	298,392	–	298,392	–	298,392
	$393,385	$(266)	$393,119	$15	$393,134
LIABILITIES AND EQUITY
Deposits – Business and government	$125,055	$–	$125,055	$1,685	$126,740
Capital Trust securities	1,678	–	1,678	(1,678)	–
Deferred tax liabilities	37	(2)	35	–	35
Other liabilities	10,634	407	11,041	1	11,042
Liability line items not impacted by accounting changes	238,943	–	238,943	–	238,943
Equity
Preferred shares, common shares and contributed surplus	9,560	–	9,560	–	9,560
Retained earnings	7,042	(40)	7,002	7	7,009
AOCI	264	(629)	(365)	–	(365)
Total shareholders’ equity	16,866	(669)	16,197	7	16,204
Non-controlling interests	172	(2)	170	–	170
Total equity	17,038	(671)	16,367	7	16,374
	$393,385	$(266)	$393,119	$15	$393,134

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$ millions	Reported as at October 31, 2013	Post-employment benefits	CIBC Capital Trust	Restated as at October 31, 2013
ASSETS
Securities – Trading	$44,068	$–	$2	$44,070
Loans – Business and government	48,201	–	6	48,207
Investments in equity-accounted associates and joint ventures	1,713	(19)	1	1,695
Deferred tax assets	383	146	(3)	526
Other assets	8,675	(516)	–	8,159
Asset line items not impacted by accounting changes	295,349	–	–	295,349
	$398,389	$ (389)	$6	$398,006
LIABILITIES AND EQUITY
Deposits – Business and government	$133,100	$–	$1,636	$134,736
Capital Trust securities	1,638	–	(1,638)	–
Deferred tax liabilities	34	(1)	–	33
Other liabilities	10,774	54	1	10,829
Liability line items not impacted by accounting changes	234,414	–	–	234,414
Equity
Preferred shares, common shares and contributed surplus	9,541	–	–	9,541
Retained earnings	8,402	(91)	7	8,318
AOCI	309	(349)	–	(40)
Total shareholders’ equity	18,252	(440)	7	17,819
Non-controlling interests	177	(2)	–	175
Total equity	18,429	(442)	7	17,994
	$398,389	$(389)	$6	$398,006

The impact on the consolidated statements of income and comprehensive income as a result of the retrospective application of the amendments to IAS 19 and IFRS 10 was as follows:

For the year ended October 31, 2013

$ millions	Previously as reported	Post-employment benefits (1)	CIBC Capital Trust	Reclassification (2)	Restated
Interest income	$11,811	$–	$–	$–	$11,811
Interest expense	4,356	–	2	–	4,358
Net interest income	7,455	–	(2)	–	7,453
Non-interest income	5,328	(1)	2	(64)	5,265
Provision for credit losses	1,121	–	–	–	1,121
Non-interest expenses	7,614	71	–	(64)	7,621
Income before taxes	4,048	(72)	–	–	3,976
Income taxes	648	(22)	–	–	626
Net income	3,400	(50)	–	–	3,350
Net loss attributable to non-controlling interests	(3)	1	–	–	(2)
Net income attributable to equity shareholders	3,403	(51)	–	–	3,352
Net income	3,400	(50)	–	–	3,350
OCI, net of tax, that is subject to subsequent reclassification to net income	45	–	–	–	45
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	280	–	–	280
Comprehensive income	$3,445	$230	$–	$–	$3,675

(1)	Represents a decrease in Non-interest income – Income from equity-accounted associates and joint ventures of $1 million and an increase in Non-interest expenses – Employee compensation and benefits of $71 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses – Other to Non-interest income – Card fees.

For the year ended October 31, 2012

$ millions	Previously as reported	Post-employment benefits (1)	Reclassification (2)	Restated
Interest income	$11,907	$–	$–	$11,907
Interest expense	4,581	–	–	4,581
Net interest income	7,326	–	–	7,326
Non-interest income	5,223	(5)	(59)	5,159
Provision for credit losses	1,291	–	–	1,291
Non-interest expenses	7,215	46	(59)	7,202
Income before taxes	4,043	(51)	–	3,992
Income taxes	704	(15)	–	689
Net income	3,339	(36)	–	3,303
Net income attributable to non-controlling interests	8	1	–	9
Net income attributable to equity shareholders	3,331	(37)	–	3,294
Net income	3,339	(36)	–	3,303
OCI, net of tax, that is subject to subsequent reclassification to net income	19	–	–	19
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	(454)	–	(454)
Comprehensive income	$3,358	$ (490)	$–	$2,868

(1)	Represents a decrease in Non-interest income – Income from equity-accounted associates and joint ventures of $5 million and an increase in Non-interest expenses – Employee compensation and benefits of $46 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses – Other to Non-interest income – Card fees.

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Consolidated financial statements

(b)	Other changes in accounting standards

The following standards and amendments to standards were also adopted effective November 1, 2013.

IFRS 11 “Joint Arrangements”, issued in May 2011, requires entities which were previously accounted for as jointly controlled entities using proportionate consolidation to be collapsed into a single investment balance at the beginning of the earliest period presented using the equity method. As we previously applied the equity method for our jointly controlled entities under IFRS, the adoption of IFRS 11 did not impact our consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities”, issued in May 2011, requires enhanced disclosures for both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide information to enable users to evaluate the nature of, and risks associated with, the reporting entity’s interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated SEs, and the effects of those interests on our consolidated financial statements. IFRS 12 did not impact our consolidated financial statements; however, additional disclosures have been provided in Notes 6 and 26.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, the IASB issued amended and renamed IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. The amended IAS 27 removes its existing consolidation model and requirements related to consolidated financial statements as they are now addressed in IFRS 10. The amended IAS 27 prescribes the accounting for investments in subsidiaries, jointly controlled entities and associates in separate financial statements. Amended IAS 28 outlines how to apply the equity method to investments in associates and joint ventures. The adoption of amended IAS 27 and IAS 28 did not impact our consolidated financial statements.

IFRS 13 “Fair Value Measurement”, issued in May 2011, replaces the fair value measurement guidance contained in individual IFRSs with a single standard for measuring fair value. IFRS 13 requires expanded disclosure of fair value measurements for both financial and non-financial assets and liabilities measured at fair value on a recurring or non-recurring basis, and for items not measured at fair value but for which fair value is disclosed. Adoption of this standard did not result in changes to how we measure fair value. However, additional disclosures have been included in Note 2 for: (i) the type and range of level 3 inputs used in the estimation of the fair value of financial instruments measured at fair value on the consolidated balance sheet; and (ii) for financial instruments not carried at fair value on our consolidated balance sheet (such as loans and deposits), the level of the fair value hierarchy that the disclosed fair values are categorized into.

The amendments to IFRS 7 titled “Offsetting Financial Assets and Financial Liabilities”, issued in December 2011, require new disclosure for financial assets and liabilities that are offset on the balance sheet or are subject to master netting arrangements or similar arrangements. The amendments did not impact our consolidated financial statements; however, additional disclosures have been provided in Note 30.

Note 2	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

•

Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•

Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk. For derivatives, we have credit valuation adjustments (CVA) that factor in counterparty credit risk, and a valuation adjustment for administration costs.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities are measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place

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to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately. Fair value of publicly issued securities and derivatives is independently validated at least once a month. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. Fair value of privately issued securities is reviewed on a quarterly basis.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

Methods and assumptions

Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which no active market exists are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of LP investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated using a discounted cash flow calculation that uses current market interest rates with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value.

The ultimate fair value of loans disclosed is net of the individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs) in our structured credit run-off business that are classified as loans and receivables, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using current market interest rates with similar terms. The fair value of deposit notes issued to CIBC Capital Trust is determined by reference to the quoted market prices of CIBC Tier 1 Notes issued by CIBC Capital Trust. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility,

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foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

During 2012, in order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, we amended our valuation approach to use OIS curves as the discount rate in place of London Interbank Offered Rate (LIBOR).

In order to reflect the trend toward pricing market cost of funding in the valuation of uncollateralized derivatives, we amended our valuation approach in the fourth quarter of 2014 through the adoption of funding valuation adjustment (FVA), which employs an estimated market cost of funding curve as the discount rate in place of LIBOR. The impact is to reduce the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the impact on uncollateralized derivative liabilities was to reduce their fair value in a manner that subsumes previously recognized valuation adjustments related to our own credit. As a result, the adoption of FVA resulted in a one-time net decrease in net income. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, previously recognized valuation adjustments related to our own credit have been subsumed in the application of FVA to uncollateralized derivative liabilities.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. The credit exposure on loan commitments is included in our assessment of individual and collective allowances and, hence, no further adjustments are made.

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Consolidated financial statements

Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Fair value through net income	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2014	Financial assets
	Cash and deposits with banks	$13,539	$8	$–	$13,547	$13,547	$–
	Securities	–	47,314	12,228	59,542	59,542	–
	Cash collateral on securities borrowed	3,389	–	–	3,389	3,389	–
	Securities purchased under resale agreements	33,407	–	–	33,407	33,407	–
	Loans
	Residential mortgages	157,317	–	–	157,317	157,567	250
	Personal	34,998	–	–	34,998	34,997	(1)
	Credit card	11,243	–	–	11,243	11,243	–
	Business and government	50,570	4,900	–	55,470	55,479	9
	Derivative instruments	–	20,680	–	20,680	20,680	–
	Customers’ liability under acceptances	9,212	–	–	9,212	9,212	–
	Other assets	6,064	–	–	6,064	6,064	–
	Financial liabilities
	Deposits
	Personal	129,573	512	–	130,085	130,017	(68)
	Business and government	146,736	2,057	–	148,793	149,507	714
	Bank	7,732	–	–	7,732	7,732	–
	Secured borrowings	38,783	–	–	38,783	39,174	391
	Derivative instruments	–	21,841	–	21,841	21,841	–
	Acceptances	9,212	–	–	9,212	9,212	–
	Obligations related to securities sold short	–	12,999	–	12,999	12,999	–
	Cash collateral on securities lent	903	–	–	903	903	–
	Obligations related to securities sold under repurchase agreements	9,862	–	–	9,862	9,862	–
	Other liabilities	6,624	127	–	6,751	6,751	–
	Subordinated indebtedness	4,978	–	–	4,978	5,255	277
2013 (1)	Financial assets
	Cash and deposits with banks	$6,268	$111	$–	$6,379	$6,379	$–
	Securities	–	44,357	27,627	71,984	71,984	–
	Cash collateral on securities borrowed	3,417	–	–	3,417	3,417	–
	Securities purchased under resale agreements	25,311	–	–	25,311	25,311	–
	Loans
	Residential mortgages	150,778	–	–	150,778	150,924	146
	Personal	33,990	–	–	33,990	33,991	1
	Credit card	14,255	–	–	14,255	14,255	–
	Business and government	45,426	2,211	–	47,637	47,636	(1)
	Derivative instruments	–	19,947	–	19,947	19,947	–
	Customers’ liability under acceptances	9,720	–	–	9,720	9,720	–
	Other assets	4,747	–	–	4,747	4,747	–
	Financial liabilities
	Deposits
	Personal	124,686	348	–	125,034	124,995	(39)
	Business and government	132,972	1,764	–	134,736	135,638	902
	Bank	5,592	–	–	5,592	5,592	–
	Secured borrowings	49,450	352	–	49,802	50,299	497
	Derivative instruments	–	19,724	–	19,724	19,724	–
	Acceptances	9,721	–	–	9,721	9,721	–
	Obligations related to securities sold short	–	13,327	–	13,327	13,327	–
	Cash collateral on securities lent	2,099	–	–	2,099	2,099	–
	Obligations related to securities sold under repurchase agreements	4,887	–	–	4,887	4,887	–
	Other liabilities	7,007	133	–	7,140	7,140	–
	Subordinated indebtedness	4,228	–	–	4,228	4,550	322

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

110	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Fair value of derivative instruments

$ millions, as at October 31				2014			2013
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$82	$27	$55	$66	$34	$32
	– Swap contracts	9,850	9,894	(44)	12,356	12,110	246
	– Purchased options	153	–	153	166	–	166
	– Written options	–	193	(193)	–	175	(175)
		10,085	10,114	(29)	12,588	12,319	269
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	5	–	5	–	–	–
	– Written options	–	4	(4)	–	–	–
		5	4	1	–	–	–
Total interest rate derivatives		10,090	10,118	(28)	12,588	12,319	269
Foreign exchange derivatives
Over-the-counter	– Forward contracts	2,045	2,126	(81)	1,116	1,052	64
	– Swap contracts	3,833	4,188	(355)	2,764	2,580	184
	– Purchased options	322	–	322	115	–	115
	– Written options	–	309	(309)	–	104	(104)
		6,200	6,623	(423)	3,995	3,736	259
Total foreign exchange derivatives		6,200	6,623	(423)	3,995	3,736	259
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	15	(15)	–	46	(46)
	– Credit default swap contracts – protection purchased	203	227	(24)	261	8	253
	– Credit default contracts – protection sold	194	254	(60)	–	359	(359)
Total credit derivatives		397	496	(99)	261	413	(152)
Equity derivatives
Over-the-counter		367	1,438	(1,071)	283	1,660	(1,377)
Exchange-traded		320	291	29	129	120	9
Total equity derivatives		687	1,729	(1,042)	412	1,780	(1,368)
Precious metal derivatives
Over-the-counter		16	18	(2)	28	22	6
Exchange-traded		80	113	(33)	–	8	(8)
Total precious metal derivatives		96	131	(35)	28	30	(2)
Other commodity derivatives
Over-the-counter		438	900	(462)	460	338	122
Exchange-traded		214	170	44	117	126	(9)
Total other commodity derivatives		652	1,070	(418)	577	464	113
Total held for trading		18,122	20,167	(2,045)	17,861	18,742	(881)
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	–	–	–	–	–
	– Swap contracts	900	526	374	1,175	549	626
	– Purchased options	4	–	4	1	–	1
	– Written options	–	–	–	–	–	–
		904	526	378	1,176	549	627
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	–	–	–
	– Written options	–	–	–	–	–	–
Total interest rate derivatives		904	526	378	1,176	549	627
Foreign exchange derivatives
Over-the-counter	– Forward contracts	103	61	42	61	14	47
	– Swap contracts	1,519	1,052	467	756	416	340
	– Written options	–	–	–	–	–	–
		1,622	1,113	509	817	430	387
Exchange-traded	– Futures contracts	–	–	–	–	–	–
Total foreign exchange derivatives		1,622	1,113	509	817	430	387
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	–	–	–	–	–
	– Credit default swap contracts – protection purchased	–	6	(6)	33	–	33
	– Credit default contracts – protection sold	–	–	–	–	–	–
Total credit derivatives		–	6	(6)	33	–	33
Equity derivatives
Over-the-counter		32	29	3	60	3	57
Exchange-traded		–	–	–	–	–	–
Total equity derivatives		32	29	3	60	3	57
Precious metal derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total precious metal derivatives		–	–	–	–	–	–
Other commodity derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total other commodity derivatives		–	–	–	–	–	–
Total held for ALM		2,558	1,674	884	2,086	982	1,104
Total fair value		20,680	21,841	(1,161)	19,947	19,724	223
Less: effect of netting		(14,549)	(14,549)	–	(14,551)	(14,551)	–
		$6,131	$7,292	$(1,161)	$5,396	$5,173	$223
Average fair value of derivatives held for trading (1)	– Interest rate derivatives	$10,902	$10,795	$107	$15,190	$15,345	$(155)
	– Foreign exchange derivatives	5,093	5,161	(68)	5,061	4,589	472
	– Credit derivatives	283	394	(111)	425	626	(201)
	– Equity derivatives	613	1,306	(693)	369	1,128	(759)
	– Precious metal derivatives	123	124	(1)	40	33	7
	– Other commodity derivatives	802	467	335	556	476	80
		$17,816	$18,247	$(431)	$21,641	$22,197	$(556)

(1)	Average fair value represents monthly averages.

CIBC 2014 ANNUAL REPORT	111

Consolidated financial statements

Assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those assets and liabilities in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2014	Total 2013
$ millions, as at October 31	2014	2013	2014	2013	2014	2013
Financial assets
Loans
Residential mortgages	$–	$–	$–	$–	$157,567	$150,924	$157,567	$150,924
Personal	–	–	–	–	34,997	33,991	34,997	33,991
Credit card	–	–	–	–	11,243	14,255	11,243	14,255
Business and government	–	–	–	–	50,579	45,425	50,579	45,425
Investment in equity-accounted associates (1)	427	321	–	–	1,776	1,386	2,203	1,707
Financial liabilities
Deposits
Personal	$–	$–	$41,727	$42,608	$–	$–	$41,727	$42,608
Business and government	–	–	87,816	81,188	–	–	87,816	81,188
Bank	–	–	5,231	4,178	–	–	5,231	4,178
Secured borrowings	–	–	35,769	38,489	3,405	11,458	39,174	49,947
Subordinated indebtedness	–	–	5,255	4,550	–	–	5,255	4,550

(1)	See Note 26 for details of our equity-accounted associates.

Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2014	Total 2013 (1)
$ millions, as at October 31	2014	2013	2014	2013 (1)	2014	2013
Financial assets
Deposits with banks	$–	$–	$8	$111	$–	$–	$8	$111
Trading securities
Government issued or guaranteed	2,189	2,053	7,473	7,378	–	–	9,662	9,431
Corporate equity	30,585	27,169	2,500	3,707	–	–	33,085	30,876
Corporate debt	–	–	2,751	2,362	–	–	2,751	2,362
Mortgage- and asset-backed	–	–	804	564	759	837	1,563	1,401
	32,774	29,222	13,528	14,011	759	837	47,061	44,070
Trading loans
Business and government	–	–	4,900	2,211	–	–	4,900	2,211
AFS securities
Government issued or guaranteed	772	1,162	6,287	14,625	–	–	7,059	15,787
Corporate equity	30	29	–	9	600	618	630	656
Corporate debt	–	–	1,454	7,967	8	9	1,462	7,976
Mortgage- and asset-backed	–	–	2,455	2,922	622	286	3,077	3,208
	802	1,191	10,196	25,523	1,230	913	12,228	27,627
FVO securities
Government issued or guaranteed	–	–	49	44	–	–	49	44
Corporate debt	–	–	97	96	–	–	97	96
Asset-backed	–	–	–	–	107	147	107	147
	–	–	146	140	107	147	253	287
Derivative instruments
Interest rate	5	–	10,968	13,718	21	46	10,994	13,764
Foreign exchange	–	–	7,822	4,812	–	–	7,822	4,812
Credit	–	–	193	–	204	294	397	294
Equity	320	129	398	342	1	1	719	472
Precious metal	80	–	16	28	–	–	96	28
Other commodity	214	117	438	460	–	–	652	577
	619	246	19,835	19,360	226	341	20,680	19,947
Total financial assets	$34,195	$30,659	$48,613	$61,356	$2,322	$2,238	$85,130	$94,253
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(1,967)	$(1,860)	$(729)	$(737)	$(2,696)	$(2,597)
Obligations related to securities sold short	(5,763)	(9,099)	(7,236)	(4,228)	–	–	(12,999)	(13,327)
	(5,763)	(9,099)	(9,203)	(6,088)	(729)	(737)	(15,695)	(15,924)
Derivative instruments
Interest rate	(4)	–	(10,619)	(12,820)	(21)	(48)	(10,644)	(12,868)
Foreign exchange	–	–	(7,736)	(4,166)	–	–	(7,736)	(4,166)
Credit	–	–	(232)	–	(270)	(413)	(502)	(413)
Equity	(291)	(120)	(1,453)	(1,650)	(14)	(13)	(1,758)	(1,783)
Precious metal	(113)	(8)	(18)	(22)	–	–	(131)	(30)
Other commodity	(170)	(126)	(900)	(338)	–	–	(1,070)	(464)
	(578)	(254)	(20,958)	(18,996)	(305)	(474)	(21,841)	(19,724)
Total financial liabilities	$(6,341)	$(9,353)	$(30,161)	$(25,084)	$(1,034)	$(1,211)	$(37,536)	$(35,648)

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Comprises FVO deposits of $2,057 million (2013: $1,764 million), FVO secured borrowings of nil (2013: $352 million), bifurcated embedded derivatives of $512 million (2013: $348 million), FVO other liabilities of $7 million (2013: $2 million), and other financial liabilities measured at fair value of $120 million (2013: $131 million).

112	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $1,635 million of trading securities and $2,529 million of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities. In addition, the following transfers were made during the year as the non-observable inputs no longer have a significant impact on the fair value of these instruments or there was a change in the observability of one or more inputs that significantly impact their fair value:

•	$13 million of corporate equity securities were transferred from Level 3 to Level 1 (October 31, 2013: $22 million from Level 3 to Level 2).
•

$6 million of certain bifurcated embedded derivatives were transferred from Level 2 to Level 3 and $51 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2 (October 31, 2013: $8 million from Level 2 to Level 3, and $12 million from Level 3 to Level 2).

•

$27 million of derivative assets and $36 million of derivative liabilities were transferred from Level 3 to Level 2 (October 31, 2013: $2 million of derivative assets and $1 million of derivative liabilities from Level 2 to Level 3).

The net gain recognized in the consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the year was $88 million (2013: $196 million; 2012: $199 million).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains/(losses) included in income
$ millions, for the year ended October 31	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
2014
Trading securities
Mortgage- and asset-backed	$837	$191	$123	$–	$–	$–	$–	$–	$(50)	$(342)	$759
AFS securities
Corporate equity	618	63	(5)	107	–	(13)	36	–	(205)	(1)	600
Corporate debt	9	4	1	(2)	–	–	5	–	(9)	–	8
Mortgage- and asset-backed	286	–	–	(2)	–	–	519	–	–	(181)	622
FVO securities
Asset-backed	147	12	8	–	–	–	–	–	–	(60)	107
Derivative assets
Interest rate	46	13	(2)	–	–	(22)	–	–	–	(14)	21
Credit	294	(41)	(18)	–	–	–	–	–	–	(31)	204
Equity	1	–	–	–	–	(5)	5	–	–	–	1
Total assets	$2,238	$242	$107	$103	$–	$(40)	$565	$–	$(264)	$(629)	$2,322
Deposits and other liabilities (3)	$(737)	$(48)	$(235)	$–	$(6)	$51	$–	$(80)	$14	$312	$(729)
Derivative instruments
Interest rate	(48)	(13)	4	–	–	22	–	–	–	14	(21)
Credit	(413)	28	9	–	–	–	–	–	–	106	(270)
Equity	(13)	–	(6)	–	–	14	–	(9)	–	–	(14)
Total liabilities	$(1,211)	$(33)	$(228)	$–	$(6)	$87	$–	$(89)	$14	$432	$(1,034)
2013
Trading securities
Mortgage- and asset-backed	$628	$138	$171	$–	$–	$–	$162	$–	$–	$(262)	$837
Trading loans
Business and government	12	8	–	–	–	–	–	–	(20)	–	–
AFS securities
Corporate equity	639	81	(39)	28	–	(22)	93	–	(162)	–	618
Corporate debt	21	15	1	(5)	–	–	–	–	(23)	–	9
Mortgage- and asset-backed	710	7	–	(7)	–	–	2	–	–	(426)	286
FVO securities
Asset-backed	170	15	23	–	–	–	–	–	–	(61)	147
Derivative assets
Interest rate	80	10	(11)	–	–	–	–	–	(18)	(15)	46
Credit	591	(29)	(90)	–	–	–	–	–	–	(178)	294
Equity	12	–	(1)	–	2	–	–	–	–	(12)	1
Total assets	$2,863	$245	$54	$16	$2	$(22)	$257	$–	$(223)	$(954)	$2,238
Deposits and other liabilities (3)	$(597)	$(39)	$(199)	$–	$(8)	$12	$–	$(40)	$2	$132	$(737)
Derivative instruments
Interest rate	(85)	(12)	14	–	–	–	–	–	18	17	(48)
Credit	(1,315)	43	92	–	–	–	–	–	–	767	(413)
Equity	(2)	–	(2)	–	(1)	–	–	(8)	–	–	(13)
Total liabilities	$(1,999)	$(8)	$(95)	$–	$(9)	$12	$–	$(48)	$20	$916	$(1,211)

(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(3)	Includes FVO deposits of $506 million (2013: $557 million) and bifurcated embedded derivatives of $223 million (2013: $180 million).

CIBC 2014 ANNUAL REPORT	113

Consolidated financial statements

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

							Range of inputs
$ millions, as at October 31	2014		Valuation techniques		Key non-observable inputs		Low	High
Trading securities
Mortgage- and asset-backed	$759		Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.5%
AFS securities
Corporate equity
Limited partnerships	289		Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	311		Valuation multiple		Earnings multiple		6.4	15.5
					Revenue multiple		2.9	3.5
			Discounted cash flow		Discount rate		7.6%	30.0%
			Option model		Market volatility		55.6%	63.0%
Corporate debt	8		Discounted cash flow		Discount rate		30.0%	30.0%
Mortgage- and asset-backed	622		Discounted cash flow		Credit spread		0.4%	1.1%
					Prepayment rate		12.7%	32.4%
FVO securities
Asset-backed	107		Market proxy or direct broker quote		Market proxy or direct broker quote		75.0%	85.0%
Derivative instruments
Interest rate	21		Proprietary model	(2)	n/a		n/a	n/a
Credit	204	(3)	Market proxy or direct broker quote		Market proxy or direct broker quote		29.9%	99.8%
			Discounted cash flow		Default rate		4.0%	4.0%
					Recovery rate		50.0%	70.0%
					Prepayment rate		20.0%	20.0%
					Credit spread	(4)	0.0%	1.2%
Equity	1		Option model		Market volatility		13.4%	13.4%
Total assets	$2,322
Deposits and other liabilities	$(729)		Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	86.0%
			Option model		Market volatility		9.7%	37.1%
					Market correlation		(52.8)%	100.0%
Derivative instruments
Interest rate	(21)		Proprietary model	(2)	n/a		n/a	n/a
Credit	(270)		Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.6%
			Discounted cash flow		Default rate		4.0%	4.0%
					Recovery rate		50.0%	70.0%
					Prepayment rate		20.0%	20.0%
					Credit spread		0.0%	1.2%
Equity	(14)		Option model		Market volatility		28.8%	30.1%
					Market correlation		(48.5)%	93.3%
Total liabilities	$(1,034)

(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the LP and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 71%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business, our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, CLOs, corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, FVO structured note liability and derivatives. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets are also impacted by other key non-observable inputs, including:

•

Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.

•

Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a loss given default rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.

•

Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and form part of the discount rates used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets, would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.

114	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

•

Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets up to a certain reasonably possible level would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

The fair value of the credit derivatives is also sensitive to CVA for counterparty risk on the credit derivative counterparty.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $31 million or decrease the net fair value by up to $29 million in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges have no impact on this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally results in an increase in the fair value of our investments in private companies. The fair value of the restricted stock takes into account the valuation reserves pertaining to security-specific restrictions. The security-specific restrictions are determined based on the Black-Scholes option model which incorporates implied volatility as a key non-observable input. A significant increase in implied volatility generally results in an increase in the valuation reserve and therefore a decrease in the fair value of the restricted stock. By adjusting the multiple and implied volatility within a reasonably possible range, the aggregate fair value for our investments in private companies and restricted stock would increase by $45 million or decrease by $26 million.

The fair value of our LPs is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the net asset value and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by $17 million.

The fair value of our ABS is determined based on non-observable credit spreads and assumptions concerning the repayment of receivables underlying these ABS. The fair value of our ABS is sensitive to changes in the credit spreads and prepayment assumptions. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS and a significant increase in prepayment rates could result in an increase or a decrease in the fair value of our Level 3 ABS. The impact of adjusting the non-observable inputs within a reasonably possible range would be insignificant.

Our bifurcated embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These embedded derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options which are inherent in many of our embedded derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 embedded derivative liabilities. Correlation inputs are used to value those embedded derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 embedded derivative liabilities. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our embedded derivative liabilities would increase or decrease by $9 million.

FVO assets

FVO securities include certain debt securities that were designated as FVO on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

FVO liabilities

FVO deposits and other liabilities include:

•

Certain business and government deposit liabilities and certain secured borrowings, that are economically hedged with derivatives and other financial instruments; and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail customers to provide mortgages at fixed rates are economically hedged with derivatives and other financial instruments.

The fair value of an FVO financial liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe the fair value is influenced by changes in our credit risk from the note holders’ perspective, the amount of change in the fair value that is attributable to changes in our own credit spread is calculated based on broker quotes that we obtain for our own credit spread at the inception of the FVO liabilities and as at the end of each reporting period. Changes in our own credit risk had an insignificant impact on the determination of the fair value of the FVO deposits and other liabilities.

The carrying amount of FVO deposits would have been $7 million lower (2013: $1 million lower) had the deposits been carried on a contractual settlement amount.

CIBC 2014 ANNUAL REPORT	115

Consolidated financial statements

Note 3	Significant acquisitions and dispositions

2014

Aeroplan Agreements

On December 27, 2013, CIBC completed the transactions contemplated by the tri-party agreements with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD).

CIBC sold to TD approximately 50% of its existing Aerogold VISA credit card portfolio, consisting primarily of credit card only customers, while CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio divested by CIBC consisted of $3.3 billion of credit card receivables. Upon closing, CIBC received a cash payment from TD equal to the credit card receivables outstanding acquired by TD.

CIBC also received upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

Under the terms of the agreements:

•	CIBC continues to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•

The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for net cardholder migration over a period of five years.

•	CIBC receives annual commercial subsidy payments from TD expected to be approximately $38 million per year in each of the three years after closing.
•

The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.

In conjunction with the completion of the Aeroplan transaction, CIBC has fully released Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Acquisition of Atlantic Trust Private Wealth Management

On December 31, 2013, CIBC completed the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for $224 million (US$210 million) plus working capital and other adjustments. Atlantic Trust provides integrated wealth management solutions for high net worth individuals, families, foundations and endowments in the United States.

The following summarizes the consideration transferred and the amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

The consideration transferred was as follows:

$ millions, as at December 31, 2013
Upfront cash payment	$179
Contingent consideration, at fair value (deferred payment)	45
Working capital and other adjustments	12
Total consideration transferred	$236

The deferred payment was based on acquired assets under management (AUM) at the measurement date of April 30, 2014. The estimated fair value of the deferred payment of $45 million (US$42 million) as at the acquisition date was included in the consideration transferred. The deferred payment was settled in May 2014 for $46 million (US$42 million).

Assets acquired and liabilities assumed

The fair values of identifiable assets acquired and liabilities assumed were as follows:

$ millions, as at December 31, 2013
Cash	$47
AFS securities	4
Land, buildings and equipment	10
Other assets	30
Software and other intangible assets	91
Other liabilities	(30)
Net identifiable assets acquired	152
Goodwill arising on acquisition	84
Total consideration transferred	$236

Intangible assets and goodwill

The acquired intangible assets include a customer relationship intangible asset of $89 million that arose from the acquired investment management contracts. The fair value of the customer relationship intangible asset was estimated using a discounted cash flow method based on estimated future cash flows arising from fees earned from the acquired AUM, which took into account expected net redemptions and market appreciation from existing clients, net of operating expenses and other cash outflows. The goodwill arising on acquisition of $84 million mainly comprised the value of expected synergies and the value of new business growth arising from the acquisition.

Acquisition-related costs

Acquisition-related costs of $5 million were included in Non-interest expenses.

116	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction resulted in an after-tax gain, net of associated expenses, of $57 million in the quarter ended January 31, 2014.

2013

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high net worth individuals in the Asia-Pacific region and had AUM of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the current year. CIBC’s other businesses in Asia were unaffected by this transaction.

Note 4	Securities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2014 Total		2013 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$92	1.3%	$1,453	1.4%	$486	2.3%	$–	–%	$–	–%	$2,031	1.6%	$6,803	2.4%
Other Canadian governments	4	1.9	330	1.4	1,717	2.7	355	3.4	–	–	2,406	2.6	3,958	2.6
U.S. Treasury and agencies	563	0.1	219	1.3	–	–	–	–	–	–	782	0.5	2,834	0.8
Other foreign governments	960	1.8	349	4.4	312	6.1	219	5.4	–	–	1,840	3.5	2,192	3.3
Mortgage-backed securities (2)	290	1.6	1,010	1.7	179	2.0	713	1.0	–	–	2,192	1.5	2,904	1.5
Asset-backed securities	39	2.9	63	2.8	528	2.1	255	0.6	–	–	885	1.7	304	2.7
Corporate public debt	233	2.8	1,111	2.7	98	6.6	12	5.5	–	–	1,454	3.0	7,967	1.5
Corporate private debt	7	10.0	–	–	1	10.0	–	–	–	–	8	10.0	9	10.0
Total debt securities	2,188		4,535		3,321		1,554		–		11,598		26,971
Corporate public equity	–	–	–	–	–	–	–	–	174	n/m	174	n/m	30	n/m
Corporate private equity	–	–	–	–	–	–	–	–	456	n/m	456	n/m	626	n/m
Total equity securities	–		–		–		–		630		630		656
Total AFS securities	$2,188		$4,535		$3,321		$1,554		$630		$12,228		$27,627
Trading securities (3)
Securities issued or guaranteed by:
Canadian federal government	$1,316		$2,512		$479		$328		$–		$4,635		$3,436
Other Canadian governments	929		1,199		716		1,725		–		4,569		5,491
U.S. Treasury and agencies	28		165		54		10		–		257		344
Other foreign governments	23		92		39		47		–		201		160
Mortgage-backed securities (4)	134		367		32		23		–		556		348
Asset-backed securities	72		177		–		758		–		1,007		1,053
Corporate public debt	1,049		900		510		292		–		2,751		2,362
Corporate public equity	–		–		–		–		33,085		33,085		30,876
Total trading securities	$3,551		$5,412		$1,830		$3,183		$33,085		$47,061		$44,070
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$49		$–		$49		$44
Asset-backed securities	–		–		–		107		–		107		147
Corporate public debt	–		97		–		–		–		97		96
Total FVO securities	$–		$97		$–		$156		$–		$253		$287
Total securities (5)	$5,739		$10,044		$5,151		$4,893		$33,715		$59,542		$71,984

(1)	Represents the weighted average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $1,249 million (2013: $2,356 million) and fair value of $1,253 million (2013: $2,365 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $154 million (2013: $4 million) and fair value of $154 million (2013: $4 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $22 million (2013: nil) and fair value of $22 million (2013: nil); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $538 million (2013: $531 million) and fair value of $539 million (2013: $532 million).
(3)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(4)	Includes securities backed by mortgages insured by the CMHC of $484 million (2013: $315 million).
(5)	Includes securities denominated in U.S. dollars with carrying value of $8.5 billion (2013: $15.4 billion) and securities denominated in other foreign currencies with carrying value of $844 million (2013: $613 million).
n/m	Not meaningful.

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the years ended October 31, 2014, 2013 and 2012, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at October 31	2014		2013
	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$1,649	$1,661	$2,746	$2,781
Trading assets previously reclassified to AFS	6	6	7	7
Total financial assets reclassified	$1,655	$1,667	$2,753	$2,788

CIBC 2014 ANNUAL REPORT	117

Consolidated financial statements

$ millions, for the year ended October 31	2014	2013	2012
Net income (before taxes) recognized on assets reclassified:
Interest income	$57	$71	$97
Impairment write-downs	–	(14)	(34)
	$57	$57	$63
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made:
On trading assets previously reclassified to loans and receivables	$17	$22	$62
On trading assets previously reclassified to AFS	–	–	(1)
	$17	$22	$61

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

Fair value of AFS securities

$ millions, as at October 31				2014				2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$2,026	$5	$–	$2,031	$6,770	$34	$(1)	$6,803
Other Canadian governments	2,391	15	–	2,406	3,925	34	(1)	3,958
U.S. Treasury and agencies	781	1	–	782	2,856	5	(27)	2,834
Other foreign governments	1,834	13	(7)	1,840	2,193	17	(18)	2,192
Mortgage-backed securities	2,186	7	(1)	2,192	2,894	12	(2)	2,904
Asset-backed securities	883	2	–	885	299	5	–	304
Corporate public debt	1,444	22	(12)	1,454	7,927	57	(17)	7,967
Corporate private debt	6	2	–	8	5	4	–	9
Corporate public equity (1)	17	157	–	174	12	18	–	30
Corporate private equity	261	195	–	456	363	263	–	626
	$11,829	$419	$(20)	$12,228	$27,244	$449	$(66)	$27,627

(1)	Includes restricted stock.

For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

						2014						2013
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
$ millions, as at October 31	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Securities issued or guaranteed by:
Canadian federal government	$485	$–	$–	$–	$485	$–	$324	$(1)	$–	$–	$324	$(1)
Other Canadian governments	101	–	291	–	392	–	–	–	680	(1)	680	(1)
U.S. Treasury and agencies	197	–	22	–	219	–	539	(5)	759	(22)	1,298	(27)
Other foreign governments	433	(1)	178	(6)	611	(7)	580	(6)	153	(12)	733	(18)
Mortgage-backed securities	462	(1)	36	–	498	(1)	584	(2)	–	–	584	(2)
Asset-backed securities	–	–	–	–	–	–	–	–	–	–	–	–
Corporate public debt	173	(1)	357	(11)	530	(12)	1,437	(12)	196	(5)	1,633	(17)
Corporate private debt	–	–	–	–	–	–	–	–	–	–	–	–
Corporate public equity	–	–	–	–	–	–	–	–	–	–	–	–
Corporate private equity	9	–	1	–	10	–	5	–	1	–	6	–
	$1,860	$(3)	$885	$(17)	$2,745	$(20)	$3,469	$(26)	$1,789	$(40)	$5,258	$(66)

As at October 31, 2014, the amortized cost of 88 AFS securities that are in a gross unrealized loss position (2013: 148 securities) exceeded their fair value by $20 million (2013: $66 million). The securities that have been in a gross unrealized loss position for more than a year include 30 AFS securities (2013: 24 securities), with a gross unrealized loss of $17 million (2013: $40 million). We have determined that these AFS securities were not impaired.

The table below presents realized gains, losses, impairment reversals and write-downs on AFS securities:

$ millions, for the year ended October 31	2014	2013	2012
Realized gains	$242	$280	$309
Realized losses	(36)	(29)	(23)
Impairment write-downs
Equity securities	(5)	(39)	(22)
	$201	$212	$264

118	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 5	Loans(1)(2)

$ millions, as at October 31					2014					2013
	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Residential mortgages	$157,526	$1	$208	$209	$157,317	$150,938	$1	$159	$160	$150,778
Personal (3)	35,458	9	451	460	34,998	34,441	9	442	451	33,990
Credit card	11,629	–	386	386	11,243	14,772	–	517	517	14,255
Business and government (4)(5)	56,075	328	277	605	55,470	48,207	310	260	570	47,637
	$260,688	$338	$1,322	$1,660	$259,028	$248,358	$320	$1,378	$1,698	$246,660

(1)	Loans are net of unearned income of $300 million (2013: $299 million).
(2)	Includes gross loans of $26.1 billion (2013: $22.5 billion) denominated in U.S. dollars and $3.4 billion (2013: $3.1 billion) denominated in other foreign currencies.
(3)	Includes $114 million (2013: $117 million) related to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $111 million (2013: $114 million) relates to individuals who are no longer employed by CIBC.
(4)	Includes trading loans of $4,900 million (2013: $2,211 million).
(5)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

Allowance for credit losses

Individual allowance

	Residential mortgages			Personal			Business and government			Total
$ millions, for the year ended October 31	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Balance at beginning of year	$1	$–	$1	$9	$8	$8	$310	$467	$357	$320	$475	$366
Provision for (reversal of) credit losses	–	1	(1)	–	1	–	136	166	272	136	168	271
Write-offs	–	–	–	–	–	(1)	(120)	(323)	(134)	(120)	(323)	(135)
Recoveries	–	–	–	–	–	–	6	3	3	6	3	3
Interest income on impaired loans	–	–	–	–	–	–	(14)	(20)	(30)	(14)	(20)	(30)
Other	–	–	–	–	–	1	10	17	(1)	10	17	–
Balance at end of year	$1	$1	$–	$9	$9	$8	$328	$310	$467	$338	$320	$475

Collective allowance

	Residential mortgages			Personal			Credit card			Business and government			Total
$ millions, as at or for the year ended October 31	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Balance at beginning of year	$159	$71	$48	$442	$459	$478	$517	$583	$632	$320	$328	$327	$1,438	$1,441	$1,485
Provision for credit losses	83	119	53	284	295	268	378	499	646	56	40	53	801	953	1,020
Write-offs	(27)	(24)	(20)	(312)	(334)	(310)	(564)	(708)	(826)	(35)	(59)	(57)	(938)	(1,125)	(1,213)
Recoveries	–	–	–	43	32	30	136	143	131	7	6	6	186	181	167
Interest income on impaired loans	(8)	(9)	(12)	(8)	(8)	(5)	–	–	–	–	–	–	(16)	(17)	(17)
Other	1	2	2	2	(2)	(2)	(81)	–	–	5	5	(1)	(73)	5	(1)
Balance at end of year	$208	$159	$71	$451	$442	$459	$386	$517	$583	$353	$320	$328	$1,398	$1,438	$1,441
Comprises:
Loans	$208	$159	$71	$451	$442	$459	$386	$517	$583	$277	$260	$272	$1,322	$1,378	$1,385
Undrawn credit facilities (1)	–	–	–	–	–	–	–	–	–	76	60	56	76	60	56

(1)	Included in Other liabilities on the consolidated balance sheet.

Impaired loans

$ millions, as at October 31				2014				2013
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Residential mortgages	$534	$1	$167	$366	$483	$1	$88	$394
Personal	200	9	130	61	221	9	126	86
Business and government	700	328	9	363	843	310	13	520
Total impaired loans (2)(3)	$1,434	$338	$306	$790	$1,547	$320	$227	$1,000

(1)	Includes collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,092 million (2013: $1,211 million) on balances which are not impaired.
(2)	Average balance of gross impaired loans was $1,519 million (2013: $1,723 million).
(3)	Foreclosed assets of $22 million (2013: $24 million) were included in Other assets on the consolidated balance sheet.

CIBC 2014 ANNUAL REPORT	119

Consolidated financial statements

Contractually past due loans but not impaired

This is comprised of loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2014 Total	2013 Total
Residential mortgages	$1,781	$660	$216	$2,657	$2,509
Personal	484	112	22	618	567
Credit card	496	142	85	723	955
Business and government	164	65	27	256	258
	$2,925	$979	$350	$4,254	$4,289

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $99 million (2013: $110 million), of which $21 million (2013: $26 million) was in Canada and $78 million (2013: $84 million) was outside Canada. During the year, interest recognized on impaired loans was $30 million (2013: $37 million); and interest recognized on loans before being classified as impaired was $40 million (2013: $56 million), of which $33 million (2013: $46 million) was in Canada and $7 million (2013: $10 million) was outside Canada.

Credit quality of the loans portfolio

The following tables provide the credit quality of business and government loans and acceptances and retail loans by carrying value. For details on the CIBC rating categories and PD bands, see the “Credit risk” section of the MD&A.

Net business and government loans and acceptances

$ millions, for the year ended October 31						2014	2013
Grade	CIBC rating	PD bands	Corporate	Sovereign	Banks	Total	Total (1)
Investment grade	00 – 47	0.01% – 0.42%	$22,579	$1,821	$1,450	$25,850	$23,107
Non-investment grade	51 – 67	0.43% – 12.11%	27,038	489	304	27,831	23,233
Watch list	70 – 80	12.12% – 99.99%	315	–	–	315	525
Default	90	100%	311	–	–	311	379
Total advanced internal ratings-based (AIRB) exposure			$50,243	$2,310	$1,754	$54,307	$47,244
Strong			$6,348	$41	$13	$6,402	$6,314
Good			361	–	–	361	372
Satisfactory			159	–	–	159	234
Weak			24	–	–	24	58
Default			3	–	–	3	–
Total slotted exposure			$6,895	$41	$13	$6,949	$6,978
Standardized exposure			$3,131	$226	$337	$3,694	$3,382
			$60,269	$2,577	$2,104	$64,950	$57,604
Less: collective allowance (2)						$268	$247
Net business and government loans and acceptances (3)						$64,682	$57,357

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Comprises the collective allowance related to business and government loans that are less than 90 days delinquent.
(3)	Includes customers’ liability under acceptances of $9,212 million (2013: $9,720 million).

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Net retail loans

$ millions, for the year ended October 31					2014	2013
Risk level	PD bands	Residential mortgages	Personal	Cards	Total	Total
Exceptionally low	0.01% – 0.20%	$134,899	$15,710	$3,295	$153,904	$152,487
Very low	0.21% – 0.50%	6,343	2,484	–	8,827	9,003
Low	0.51% – 2.00%	11,800	11,972	5,892	29,664	23,099
Medium	2.01% – 10.00%	1,199	4,117	1,865	7,181	10,461
High	10.01% – 99.99%	152	441	450	1,043	1,392
Default	100%	81	184	–	265	222
Total AIRB exposure		$154,474	$34,908	$11,502	$200,884	$196,664
Strong		$498	$–	$–	$498	$598
Good		56	–	–	56	57
Satisfactory		190	–	–	190	18
Weak		1	–	–	1	–
Default		1	–	–	1	1
Total slotted exposure		$746	$–	$–	$746	$674
Standardized exposure		$2,138	$411	$127	$2,676	$2,589
Less: collective allowance (1)		$41	$321	$386	$748	$904
Net retail loans		$157,317	$34,998	$11,243	$203,558	$199,023

(1)	Comprises the collective allowance related to credit card loans; and personal loans and mortgages that are less than 90 days delinquent.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2014	2013 (1)	2012
Interest income	$11,477	$11,811	$11,907
Interest expense	4,018	4,358	4,581
Net interest income	7,459	7,453	7,326
Provision for credit losses	937	1,121	1,291
Net interest income after provision for credit losses	$6,522	$6,332	$6,035

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	121

Consolidated financial statements

Note 6	Structured entities and derecognition of financial assets

Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Consolidated structured entities

We consolidate the following SEs:

Multi-seller conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing ABS. The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of over-collateralization. We hold all of the outstanding ABS.

Residential mortgage securitization trusts

Clear Trust (Clear) originated Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sold these mortgages to Crisp Trust (Crisp). Crisp funded the purchase of these mortgages through the issuance of commercial paper to investors, which was secured by the mortgages. We hold all of the outstanding commercial paper and the mortgages are presented as Residential mortgages within Loans on the consolidated balance sheet.

Credit card securitization trusts

We sell credit card receivables to Cards II Trust (Cards II). Cards II purchases a proportionate share of designated portfolios with the proceeds received from the issuance of notes. We also sold credit card receivables to Broadway Trust (Broadway). The remaining series of notes issued by Broadway were fully repaid on March 17, 2014 and there are no longer any notes outstanding.

Our credit card securitizations are revolving securitizations, with new credit card receivables sold to Cards II in order to replenish receivable amounts as credit card clients repay their balances.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2014, $3.3 billion of credit card receivable assets with a fair value of $3.3 billion (2013: $4.6 billion with a fair value of $4.7 billion) supported associated funding liabilities of $3.3 billion with a fair value of $3.3 billion (2013: $4.6 billion with a fair value of $4.7 billion).

Covered bond guarantor

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal.

For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at October 31, 2014, our structured program had issued covered bond liabilities of $10.7 billion with a fair value of $10.8 billion (2013: $11.7 billion with a fair value of $11.8 billion) and our legislative program had issued covered bond liabilities of $1.9 billion with a fair value of $1.9 billion (2013: $2.0 billion with a fair value of $2.0 billion). The covered bond liabilities are supported by a contractually-determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

CIBC-managed investment funds

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees, and for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, are significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2014, the total assets and non-controlling interests in the consolidated CIBC-managed investments funds were $37 million and nil, respectively (2013: $44 million and $14 million).

Non-consolidated structured entities

The following SEs are not consolidated by CIBC:

Single-seller and multi-seller conduits

We manage and administer a single-seller conduit and several CIBC-sponsored non-consolidated multi-seller conduits in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing asset-backed commercial paper (ABCP) to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers. As at October 31, 2014, the total assets in our single-seller conduit and multi-seller conduits amounted to $3.1 billion (2013: $2.6 billion).

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for our managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory

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liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

Third-party structured vehicles – continuing

We have investments in and provide liquidity and credit facilities to third-party SEs through our treasury and trading activities. We also have investments in LPs in which we generally are a passive investor of the LPs as a limited partner, and in some cases, we are the co-general partner and have significant influence over the LPs. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these LPs.

Pass-through investment structures

We have exposure to units of third-party or CIBC-managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into various classes of ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee. As at October 31, 2014, the total outstanding ownership certificates in the Commercial mortgage securitization trust amounted to $274 million (2013: $289 million).

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust, which funds the purchase of these notes through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment and are subject to the phase-out rules for capital instruments that will be viewed as non-qualifying capital instruments. See Note 16 for additional details.

CIBC-managed investment funds

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide customers with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than as a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2014, the total assets under management in the non-consolidated CIBC-managed investment funds amounted to $86.7 billion (2013: $72.3 billion).

CIBC structured collateralized debt obligation vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. As at October 31, 2014, the assets in the CIBC structured CDO vehicles have a total principal amount of $1.2 billion (2013: $1.7 billion).

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Sponsored non-consolidated structured entities in which CIBC has no interest

In assessing whether CIBC is considered a sponsor for disclosure purposes, CIBC considers the significance of its involvement with the entity and its role in establishing and setting up of the SE. Factors for considering whether CIBC is a sponsor include the extent of CIBC’s involvement in the creation and design of the SE, whether CIBC continues to manage ongoing operations, and whether CIBC is the majority user of the entity. CIBC is a sponsor of certain SEs in our structured credit run-off business in which we have no interest. The amount of assets transferred by CIBC to these SEs was nil for the years ended October 31, 2014 and 2013. Income received from the SEs was insignificant for the years ended October 31, 2014 and 2013.

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Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at October 31, 2014	Single seller and multi-seller conduits		Third-party structured vehicles – continuing (1)	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust	CIBC- managed investment funds	CIBC structured CDO vehicles	Third-party structured vehicles – run-off
On-balance sheet assets at carrying value (2)
Trading securities	$4		$306	$2,019	$10	$–	$–	$7	$752
AFS securities	–		1,395	–	–	–	–	2	–
FVO securities	–		–	–	–	–	–	–	107
Loans	81		566	–	–	3	–	19	1,577
Investments in equity-accounted associates and joint ventures	–		105	–	–	4	20	–	–
Derivatives (3)	–		–	11	–	–	–	–	–
	$85		$2,372	$2,030	$10	$7	$20	$28	$2,436
October 31, 2013	$90		$1,210	$3,135	$5	$10	$1	$135	$3,456
On-balance sheet liabilities at carrying value (2)						–
Deposits	$–		$–	$–	$–	$1,651	$–	$–	$–
Derivatives (3)	–		–	228	–	–	–	3	238
	$–		$–	$228	$–	$1,651	$–	$3	$238
October 31, 2013	$–		$–	$209	$–	$1,633	$–	$13	$355
Maximum exposure to loss, net of hedges
Investments and loans	$85		$2,372	$2,019	$10	$7	$20	$28	$2,436
Notional of written derivatives, less fair value losses	–		–	–	–	–	–	61	1,359
Liquidity, credit facilities and commitments	2,708	(4)	833	–	–	72	–	35	84
Less: hedges of investments, loans and written derivatives exposure	–		–	(2,019)	–	–	–	(40)	(3,154)
	$2,793		$3,205	$–	$10	$79	$20	$84	$725
October 31, 2013	$2,241		$1,868	$–	$5	$79	$1	$97	$970

(1)	Comparative amounts were restated to include interests in third-party LPs and certain revolving loans and associated unutilized credit commitments.
(2)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(3)	Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(4)	Excludes an additional $1.3 billion (2013: $1.1 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.

We also hold investments in a variety of third-party investment funds, which include but are not limited to exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond program, sponsored by the CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to the CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all of the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

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Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$22,048	$22,083	$30,508	$30,538
Securities held by counterparties as collateral under repurchase agreements (2)(3)	2,033	2,033	1,159	1,159
Securities lent for securities collateral (2)(3)	14,966	14,966	11,793	11,793
	$39,047	$39,082	$43,460	$43,490
Carrying amount of associated liabilities (4)	$39,901	$40,176	$44,586	$44,879	(5)
(1)	Includes $1.3 billion (2013: $7.2 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Government of Canada bonds have also been pledged as collateral to CMHC counterparties. Certain cash in transit balances related to the securitization process amounting to $817 million (2013: $1,126 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.
(5)	Restated.

Additionally, we securitized $33.1 billion with a fair value of $33.1 billion (2013: $25.2 billion with a fair value of $25.2 billion) of mortgages that were not transferred to external parties.

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings (1)	Computer equipment	Office furniture and other equipment (2)	Leasehold improvements	Total
2014	Cost
	Balance at beginning of year	$1,260	$903	$742	$852	$3,757
	Additions (3)	34	124	52	80	290
	Disposals (4)	–	(87)	(6)	(11)	(104)
	Adjustments (6)	56	7	9	7	79
	Balance at end of year	$1,350	$947	$797	$928	$4,022
2013	Balance at end of year	$1,260	$903	$742	$852	$3,757
2014	Accumulated amortization
	Balance at beginning of year	$494	$679	$334	$531	$2,038
	Amortization and impairment (4)(5)	36	102	40	60	238
	Disposals (4)	–	(64)	(6)	(11)	(81)
	Adjustments (6)	17	7	2	4	30
	Balance at end of year	$547	$724	$370	$584	$2,225
2013	Balance at end of year	$494	$679	$334	$531	$2,038
	Net book value
	As at October 31, 2014	$803	$223	$427	$344	$1,797
	As at October 31, 2013	$766	$224	$408	$321	$1,719

(1)	Includes land and building underlying a finance lease arrangement. See below for further details.
(2)	Includes $126 million (2013: $121 million) of work-in-progress not subject to amortization.
(3)	Includes acquisitions through business combinations of $10 million (2013: nil).
(4)	Includes write-offs of fully amortized assets.
(5)	Includes nil (2013: $3 million) of impairment loss relating to leasehold improvements.
(6)	Includes foreign currency translation adjustments.

Net additions and disposals during the year were: Retail and Business Banking net additions of $103 million (2013: $80 million); Wealth Management net additions of $11 million (2013: net disposals of $16 million); Wholesale Banking net disposals of $1 million (2013: net additions of $1 million); and Corporate and Other net additions of $73 million (2013: net disposals of $50 million).

Finance lease property

Included in land and buildings above is a finance lease property, a portion of which is rented out and considered an investment property. The carrying value of the finance lease property is as follows:

$ millions, for the year ended October 31	2014	2013
Balance at beginning of year	$382	$384
Amortization and adjustments (1)	(10)	2
Balance at end of year	$392	$382

(1)	Includes foreign currency translation adjustments.

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Consolidated financial statements

Rental income of $81 million (2013: $72 million; 2012: $72 million) was generated from the investment property. Interest expense of $28 million (2013: $28 million; 2012: $28 million) and non-interest expenses of $42 million (2013: $30 million; 2012: $31 million) were incurred in respect of the finance lease property. Our commitment related to the finance lease is disclosed in Note 22.

Note 8	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have three significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, for the year ended October 31		CIBC FirstCaribbean	Canadian Wealth Management	Atlantic Trust	Other	Total
2014	Balance at beginning of year	$727	$884	$–	$122	$1,733
	Acquisitions	–	–	84	–	84
	Impairment	(420)	–	–	–	(420)
	Adjustments (1)	46	–	5	2	53
	Balance at end of year	$353	$884	$89	$124	$1,450
2013	Balance at beginning of year	$696	$884	$–	$121	$1,701
	Adjustments (1)	31	–	–	1	32
	Balance at end of year	$727	$884	$–	$122	$1,733

(1)	Includes foreign currency translation adjustments.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate banking, retail banking, wealth management, credit cards, treasury sales and trading, and investment banking. CIBC FirstCaribbean, which has assets of over US$11 billion, operates in the Caribbean and is traded on the stock exchanges of Barbados, Trinidad, Bahamas and Eastern Caribbean. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of the CIBC FirstCaribbean CGU is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

During the second quarter of 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean as at April 30, 2014 based on forecasts adjusted to reflect management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than previously forecasted, and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount as at April 30, 2014. As a result, we recognized a goodwill impairment charge in other non-interest expense of $420 million during the three months ended April 30, 2014. This charge is reflected in the results of the Corporate and Other reporting segment.

We also performed our annual impairment test as of August 1, 2014 based on an updated five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2014. The forecast continues to reflect the currently challenging economic conditions and an expected, but delayed, recovery in those conditions within the Caribbean region. For the impairment test performed as at August 1, 2014, we determined that the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying value. As a result, no additional impairment loss has been recognized.

A terminal growth rate of 2.5% as at August 1, 2014 (April 30, 2014: 2.5%; August 1, 2013: 2.5%) was applied to the years after the five-year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% as at August 1, 2014 (13.73% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at April 30, 2014 and as at August 1, 2013). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate, (ii) an equity risk premium, (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $130 million as at August 1, 2014. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $75 million as at August 1, 2014. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporated the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings

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Consolidated financial statements

multiples of comparable wealth management institutions. The price-to-earnings multiples used ranged from 14.1 to 17.1 for the impairment testing performed as at August 1, 2014.

We have determined that for the impairment testing performed as at August 1, 2014, the estimated recoverable amount of the Wealth Management CGU was well in excess of its carrying amount. As a result, no impairment charge was recognized during 2014.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Atlantic Trust

The recoverable amount of the Atlantic Trust CGU is estimated using a value in use calculation that was based primarily on a three-year plan which was reviewed by senior management and included in the three-year consolidated CIBC plan that was reviewed by the Board.

We have determined that for the impairment testing performed as at August 1, 2014, the estimated recoverable amount of the Atlantic Trust CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2014. A terminal growth rate of 3% was applied to the terminal forecast year. All of the forecasted cash flows were discounted at a rate of 13% which we believe to be a risk-adjusted interest rate appropriate to Atlantic Trust.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Other

The goodwill relating to the Other CGUs is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2014, the estimated recoverable amount of these CGUs was in excess of their carrying amounts.

Allocation to strategic business units

Goodwill of $1,450 million (2013: $1,733 million) is allocated to the strategic business units (SBUs) as follows: Wealth Management of $973 million (2013: $884 million), Corporate and Other of $403 million (2013: $776 million), Wholesale Banking of $59 million (2013: $58 million) and Retail and Business Banking of $15 million (2013: $15 million).

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brand name (2)	Total
2014	Balance at beginning of year	$116	$20	$136
	Adjustments (3)	–	2	2
	Balance at end of year	$116	$22	$138
2013	Balance at beginning and end of year	$116	$20	$136

(1)	Represents management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Includes foreign currency translation adjustments.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2014	Gross carrying amount
	Balance at beginning of year	$1,425	$255	$50	$78	$1,808
	Acquisition through business combinations	2	–	–	89	91
	Additions	258	–	4	–	262
	Disposals (5)	(150)	–	(4)	–	(154)
	Adjustments (6)	9	20	–	6	35
	Balance at end of year	$1,544	$275	$50	$173	$2,042
2013	Balance at end of year	$1,425	$255	$50	$78	$1,808
2014	Accumulated amortization
	Balance at beginning of year	$942	$168	$46	$32	$1,188
	Amortization and impairment (5)(6)	128	10	2	15	155
	Disposals (5)	(150)	–	–	–	(150)
	Adjustments (7)	6	14	(1)	1	20
	Balance at end of year	$926	$192	$47	$48	$1,213
2013	Balance at end of year	$942	$168	$46	$32	$1,188
	Net book value
	As at October 31, 2014	$618	$83	$3	$125	$829
	As at October 31, 2013	$483	$87	$4	$46	$620

(1)	Includes $252 million (2013: $206 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Represents a combination of management contracts purchased as part of past acquisitions.
(4)	Represents customer relationships associated with the acquisitions of Griffis & Small, LLC, the private wealth management business of MFS McLean Budden, and the MasterCard portfolio.
(5)	Includes write-offs of fully amortized assets.
(6)	Includes impairment losses relating to software of nil (2013: $2 million) and customer relationships of nil (2013: $3 million).
(7)	Includes foreign currency translation adjustments.

Net additions and disposals during the year were: Retail and Business Banking net disposals of $23 million (2013: $75 million); Wealth Management net disposals of nil (2013: $61 million); Wholesale Banking net disposals of $2 million (2013: $3 million); and Corporate and Other net additions of $133 million (2013: net disposals of $257 million).

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Consolidated financial statements

Note 9	Other assets

$ millions, as at October 31	2014	2013 (1)
Accrued interest receivable	$623	$702
Defined benefit asset (Note 19)	120	371
Gold and silver certificates	381	334
Brokers’ client accounts	449	393
Current tax receivable	1,827	1,756
Other prepayments	646	575
Cheques and other items in transit, net	797	446
Derivative collateral receivable	3,756	2,727
Accounts receivable	439	406
Other	417	449
	$9,455	$8,159

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

Note 10	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	2014 Total	2013 Total (6)
Personal	$9,715	$78,063	$42,307	$130,085	$125,034
Business and government (7)	35,364	24,270	89,159	148,793	134,736
Bank	2,487	14	5,231	7,732	5,592
Secured borrowings (8)	–	–	38,783	38,783	49,802
	$47,566	$102,347	$175,480	$325,393	$315,164
Comprises:
Held at amortized cost				$323,336	$313,048
Designated at fair value				2,057	2,116
				$325,393	$315,164
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$38,624	$35,670
In foreign offices				2,907	2,421
Interest-bearing deposits
In domestic offices				235,328	237,400
In foreign offices				47,914	39,673
U.S. federal funds purchased				620	–
				$325,393	$315,164

(1)	Includes deposits of $78.1 billion (2013: $68.2 billion) denominated in U.S. dollars and deposits of $9.3 billion (2013: $9.0 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $1,957 million (2013: $1,131 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(7)	Includes $1,651 million (2013: $1,634 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

Note 11	Other liabilities

$ millions, as at October 31	2014	2013 (1)
Accrued interest payable	$1,137	$1,169
Defined benefit liability (Note 19)	818	740
Gold and silver certificates	120	131
Brokers’ client accounts	859	933
Derivative collateral payable	2,241	2,350
Other deferred items	526	420
Negotiable instruments	1,025	1,189
Accounts payable and accrued expenses	1,152	1,084
Other	3,025	2,813
	$10,903	$10,829

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

128	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2014		2013
	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$18,122	$20,167	$17,861	$18,742
ALM (Note 2)
Designated accounting hedges (Note 13)	1,599	1,096	1,452	584
Economic hedges (1)	959	578	634	398
	$20,680	$21,841	$19,947	$19,724

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under IAS 39.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions. OTC transactions consist of (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The trend toward central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Within our structured credit run-off business, we have purchased and sold credit protection with CDS and TRS contracts on reference assets that include corporate debt, CDOs of residential mortgages, trust preferred securities, and CLOs.

CIBC 2014 ANNUAL REPORT	129

Consolidated financial statements

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2014		2013
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter
Forward rate agreements	$8,900	$620	$–	$9,520	$6,072	$3,448	$8,252	$3,819
Centrally cleared forward rate agreements	143,945	13,828	–	157,773	157,773	–	160,776	–
Swap contracts	124,194	239,932	85,580	449,706	331,657	118,049	472,967	135,721
Centrally cleared swap contracts	183,721	347,071	95,753	626,545	510,420	116,125	560,072	89,602
Purchased options	800	2,528	2,664	5,992	4,367	1,625	5,260	1,049
Written options	2,727	1,923	429	5,079	4,754	325	4,328	100
	464,287	605,902	184,426	1,254,615	1,015,043	239,572	1,211,655	230,291
Exchange-traded
Futures contracts	50,269	9,075	–	59,344	58,260	1,084	62,424	1,168
Purchased options	7,100	564	–	7,664	7,664	–	13,755	–
Written options	11,496	1,127	–	12,623	12,623	–	12,921	–
	68,865	10,766	–	79,631	78,547	1,084	89,100	1,168
Total interest rate derivatives	533,152	616,668	184,426	1,334,246	1,093,590	240,656	1,300,755	231,459
Foreign exchange derivatives
Over-the-counter
Forward contracts	196,290	6,941	740	203,971	189,014	14,957	147,788	13,231
Swap contracts	100,935	42,695	13,339	156,969	128,094	28,875	116,805	26,934
Purchased options	25,909	572	27	26,508	26,492	16	8,377	–
Written options	28,041	393	56	28,490	28,308	182	12,123	261
	351,175	50,601	14,162	415,938	371,908	44,030	285,093	40,426
Exchange-traded
Futures contracts	–	–	–	–	–	–	3	–
Total foreign exchange derivatives	351,175	50,601	14,162	415,938	371,908	44,030	285,096	40,426
Credit derivatives
Over-the-counter
Total return swap contracts – protection sold	871	345	–	1,216	1,216	–	2,245	–
Credit default swap contracts – protection purchased	1,721	6,569	20	8,310	7,910	400	10,284	–
Centrally cleared credit default swap contracts – protection purchased	–	7,334	3,015	10,349	10,349	–	1,385	–
Credit default swap contracts – protection sold	348	4,526	244	5,118	5,118	–	5,506	–
Centrally cleared credit default swap contracts – protection sold	–	7,334	1,426	8,760	8,760	–	1,093	–
Total credit derivatives	2,940	26,108	4,705	33,753	33,353	400	20,513	–
Equity derivatives
Over-the-counter	37,193	2,953	116	40,262	39,341	921	33,745	714
Exchange-traded	13,338	2,954	40	16,332	16,332	–	8,317	–
Total equity derivatives	50,531	5,907	156	56,594	55,673	921	42,062	714
Precious metal derivatives
Over-the-counter	831	6	–	837	837	–	1,258	–
Exchange-traded	2,664	86	–	2,750	2,750	–	651	–
Total precious metal derivatives	3,495	92	–	3,587	3,587	–	1,909	–
Other commodity derivatives
Over-the-counter	9,447	9,900	264	19,611	19,611	–	19,871	–
Centrally cleared commodity derivatives	24	18	–	42	42	–	–	–
Exchange-traded	14,582	7,176	74	21,832	21,832	–	17,104	–
Total other commodity derivatives	24,053	17,094	338	41,485	41,485	–	36,975	–
Total notional amount of which:	$965,346	$716,470	$203,787	$1,885,603	$1,599,596	$286,007	$1,687,310	$272,599
Over-the-counter (1)	865,897	695,488	203,673	1,765,058	1,480,135	284,923	1,572,135	271,431
Exchange-traded	99,449	20,982	114	120,545	119,461	1,084	115,175	1,168

(1)	For OTC derivatives that are not centrally cleared, $816 billion (2013: $866 billion) are with counterparties that have two-way collateral posting arrangements, $20 billion (2013: $26 billion) are with counterparties that have one-way collateral posting arrangements, and $126 billion (2013: $139 billion) are with counterparties that have no collateral posting arrangements. All counterparties with whom we have one-way collateral posting arrangements are sovereign entities.

130	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the aforementioned factors is generally referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk with a view to maximize trading income. To manage market risk, we may enter into contracts with other market makers or undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We will, going forward, clear all eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we will novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure.

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Written OTC options, including CDS, generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. These written options will, however, have some credit risk to the extent of any unpaid premiums.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

The following table summarizes our credit exposure arising from derivatives, except for those that are traded on an exchange or are CCP settled, as they are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

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Consolidated financial statements

$ millions, as at October 31					2014					2013
	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$82	$–	$82	$48	$4	$66	$–	$66	$37	$2
Swap contracts	9,850	900	10,750	3,291	637	12,356	1,175	13,531	4,125	1,174
Purchased options	153	4	157	22	10	166	1	167	29	17
	10,085	904	10,989	3,361	651	12,588	1,176	13,764	4,191	1,193
Exchange-traded	5	–	5	92	2	–	–	–	123	2
	10,090	904	10,994	3,453	653	12,588	1,176	13,764	4,314	1,195
Foreign exchange derivatives
Over-the-counter
Forward contracts	2,045	103	2,148	2,040	528	1,116	61	1,177	1,424	398
Swap contracts	3,833	1,519	5,352	2,730	497	2,764	756	3,520	3,397	1,059
Purchased options	322	–	322	295	108	115	–	115	144	42
	6,200	1,622	7,822	5,065	1,133	3,995	817	4,812	4,965	1,499
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	203	–	203	1,346	46	261	33	294	131	101
– protection sold	194	–	194	876	18	–	–	–	–	–
	397	–	397	2,222	64	261	33	294	131	101
Equity derivatives
Over-the-counter	367	32	399	1,343	141	283	60	343	901	94
Exchange-traded	320	–	320	558	16	129	–	129	269	5
	687	32	719	1,901	157	412	60	472	1,170	99
Precious metal derivatives
Over-the-counter	16	–	16	6	2	28	–	28	13	4
Exchange-traded	80	–	80	12	1	–	–	–	30	1
	96	–	96	18	3	28	–	28	43	5
Other commodity derivatives
Over-the-counter	438	–	438	1,236	438	460	–	460	1,430	596
Exchange-traded	214	–	214	1,826	44	117	–	117	1,464	29
	652	–	652	3,062	482	577	–	577	2,894	625
Non-trade exposure related to central counterparties					281					293
CET 1 CVA charge					1,392					n/a
Total derivatives before netting	18,122	2,558	20,680	15,721	4,165	17,861	2,086	19,947	13,517	3,817
Less: effect of netting			(14,549)					(14,551)
Total derivatives			$6,131	$15,721	$4,165			$5,396	$13,517	$3,817
(1)	Sum of current replacement cost and potential future exposure, adjusted for the master netting agreements and the impact of collateral amounting to $2,721 million (2013: $2,792 million). The collateral comprises cash of $1,919 million (2013: $2,151 million) and government securities of $802 million (2013: $641 million).

CVA

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $18 million (2013: $49 million; 2012: $95 million) against our receivables from financial guarantors. Separately, we recorded a loss of $9 million (2013: gain of $6 million; 2012: gain of less than $1 million) on terminations of contracts with financial guarantors during the year. The fair value of derivative contracts with financial guarantors, net of CVA, was $30 million (2013: $91 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, excluding the impact of the adoption of FVA, we recorded a loss of $1 million (2013: gain of $24 million; 2012: gain of $11 million) on our positions with non-financial guarantors derivative counterparties.

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Consolidated financial statements

Note 13	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of income:

$ millions, for the year ended October 31	2014	2013	2012
Fair value hedges (1)
Gains (losses) on hedging instruments	$(174)	$(377)	$4
Gains (losses) on hedged items attributable to hedged risks	149	354	(3)
	$(25)	$(23)	$1
Cash flow hedges (2)(3)	$1	$–	$–

(1)	Recognized in Net interest income.
(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.
(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of income, and are not significant for the years ended October 31, 2014, 2013 and 2012.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31	2014			2013
	Derivatives notional amount	Carrying value		Derivatives notional amount		Carrying value
		Positive	Negative			Positive	Negative
Fair value hedges	$119,810	$1,417	$606	$124,508	(1)	$1,313	$372
Cash flow hedges	6,348	182	35	8,986	(1)	139	15
NIFO hedges	3,538	–	455	3,790		–	197
	$129,696	$1,599	$1,096	$137,284		$1,452	$584

(1)	Information has been reclassified to conform to the presentation in the current year.

In addition, foreign currency denominated deposit liabilities of $34 million (2013: $53 million) and $1.6 billion (2013: $2.4 billion) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at October 31		Within 1 year	1 to 3 years	3 to 8 years	Over 8 years
2014	Cash inflows	$–	$–	$–	$–
	Cash outflows	(395)	(561)	(79)	–
	Net cash flows	$(395)	$(561)	$(79)	$–
2013	Net cash flows (1)	$(310)	$(495)	$(95)	$–

(1)	Restated.

Cash flows designated in cash flow hedges of $144 million, $114 million and $68 million are expected to affect net income in the next 12 months, 1 to 3 years and 3 to 8 years, respectively (2013: $120 million, $94 million and $81 million, respectively).

CIBC 2014 ANNUAL REPORT	133

Consolidated financial statements

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets (including our net investment in foreign operations). All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31										2014			2013
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par		Denominated in foreign currency			Par value	Carrying value (2)	Par value	Carrying value (2)
9.65		October 31, 2014		November 1, 1999						$ –	$–	$250	$271
Fixed	(3)	September 23, 2018						TT$195 million		35	35	32	32
4.11	(4)	April 30, 2020		April 30, 2010	April 30, 2015	(5)				1,100	1,100	1,100	1,100
3.15	(6)	November 2, 2020			November 2, 2015					1,500	1,500	1,500	1,500
6.00	(7)	June 6, 2023		June 6, 2008	June 6, 2018					600	600	600	600
3.00	(8)	October 28, 2024			October 28, 2019					1,000	1,000	–	–
8.70		May 25, 2029	(9)							25	42	25	41
11.60		January 7, 2031		January 7, 1996						200	200	200	200
10.80		May 15, 2031		May 15, 2021						150	150	150	150
8.70		May 25, 2032	(9)							25	44	25	42
8.70		May 25, 2033	(9)							25	44	25	42
8.70		May 25, 2035	(9)							25	46	25	43
Floating	(10)	July 31, 2084			July 27, 1990		US$	149 million	(11)	168	168	165	165
Floating (12)		August 31, 2085			August 20, 1991			US$36 million	(13)	40	40	46	46
										4,893	4,969	4,143	4,232
Subordinated debt sold short (held) for trading purposes										9	9	(4)	(4)
										$ 4,902	$4,978	$4,139	$4,228

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean International Bank Limited, and guaranteed on a subordinated basis by FirstCaribbean International Bank Limited. Interest rate is fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. Effective September 23, 2012, the subordinated notes were amended, and the maturity date was extended to September 23, 2018 and the interest was reduced to 4.35% per annum for the remaining term.
(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.90% above the three-month Canadian dollar bankers’ acceptance rate.
(5)	CIBC’s ability to redeem prior to this date is subject to our receipt of notice or advice from OSFI that the Debentures no longer qualify as Tier 2 capital.
(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.27% above the three-month Canadian dollar bankers’ acceptance rate.
(7)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.
(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.19% above the three-month Canadian dollar bankers’ acceptance rate. Debentures are also subject to a Non-Viability Contingent Capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
(9)	Not redeemable prior to maturity date.
(10)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(11)	US$10 million (2013: US$10 million) of this issue was repurchased and cancelled during the year.
(12)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(13)	US$8 million (2013: US$8 million) of this issue was repurchased and cancelled during the year.

134	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 15	Common and preferred share capital

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value. Effective April 26, 2012, the Board and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

Normal course issuer bid

On September 16, 2014, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. No common shares were purchased under this bid during the year.

The following table shows common shares purchased and cancelled under previously expired NCIBs.

$ millions, except number of shares, as at or for the year ended October 31		2014		2013		2012		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
NCIB announced August 30, 2012 (1)	–	$–	5,808,331	$475	2,025,000	$157	7,833,331	$632
NCIB announced August 29, 2013 (2)	3,369,000	315	923,900	77	–	–	4,292,900	392
	3,369,000	$315	6,732,231	$552	2,025,000	$157	12,126,231	$1,024

(1)	Common shares were repurchased at an average price of $80.62 under this NCIB.
(2)	Common shares were repurchased at an average price of $91.31 under this NCIB.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Outstanding shares and dividends paid

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2014				2013				2012
	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares (1)	397,021,477	$7,782	$1,567	$3.94	399,249,736	$7,753	$1,523	$3.80	404,484,938	$7,769	$1,470	$3.64
Class A Preferred Shares
Series 18 (2)	–	$–	$–	$–	–	$–	$–	$–	–	$–	$16	$1.37
Series 26 (3)	–	–	14	1.44	10,000,000	250	14	1.44	10,000,000	250	14	1.44
Series 27	12,000,000	300	17	1.40	12,000,000	300	17	1.40	12,000,000	300	17	1.40
Series 29	13,232,342	331	18	1.35	13,232,342	331	18	1.35	13,232,342	331	18	1.35
Series 31 (4)	–	–	–	–	–	–	–	–	–	–	6	0.29
Series 32 (5)	–	–	–	–	–	–	–	–	–	–	7	0.56
Series 33 (6)	–	–	12	1.00	12,000,000	300	16	1.34	12,000,000	300	16	1.34
Series 35 (7)	–	–	10	0.81	13,000,000	325	21	1.63	13,000,000	325	21	1.63
Series 37 (8)	–	–	10	1.22	8,000,000	200	13	1.63	8,000,000	200	13	1.63
Series 39 (9)	16,000,000	400	6	0.38	–	–	–	–	–	–	–	–
		$1,031	$87			$1,706	$99			$1,706	$128

(1)	Includes treasury shares.
(2)	We redeemed all of our 12 million Non-cumulative Class A Series 18 Preferred Shares with a par value and redemption price of $25.00 each for cash on October 29, 2012.
(3)	We redeemed all of our 10 million Non-cumulative Class A Series 26 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on October 31, 2014.
(4)	We redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on January 31, 2012.
(5)	We redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on April 30, 2012.
(6)	We redeemed all of our 12 million Non-cumulative Rate Reset Class A Series 33 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on July 31, 2014.
(7)	We redeemed all of our 13 million Non-cumulative Rate Reset Class A Series 35 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on April 30, 2014.
(8)	We redeemed all of our 8 million Non-cumulative Rate Reset Class A Series 37 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on July 31, 2014.
(9)	We issued 16 million Non-cumulative Rate Reset Class A Series 39 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $400 million.

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 27, 29 and 39 are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Class A Preferred Shares Series 27 and 29 provide CIBC with the right to convert the shares to common shares. We have irrevocably renounced by way of a deed poll, our right to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the capital adequacy guidelines. We have provided an undertaking to OSFI that we will immediately exercise our right to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share.

On June 11, 2014, we issued 16 million Non-cumulative Rate Reset Class A Preferred Shares Series 39 (Series 39 shares) with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five-year period to the earliest redemption date of July 31, 2019, the Series 39 shares pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

CIBC 2014 ANNUAL REPORT	135

Consolidated financial statements

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

Series 39 and Series 40 shares are also subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of the Trigger Event as noted above. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

Terms of Class A Preferred Shares

(Outstanding as at October 31, 2014)	Quarterly dividends per share (1)	Specified redemption date	Cash redemption price per share
Series 27 (2)	$0.350000	October 31, 2008	$26.00
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00
Series 29 (2)	$0.337500	May 1, 2010	$26.00
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00
Series 39 (2)	$0.243750	July 31, 2019	$25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.
(2)	These preferred shares are recorded as equity on our consolidated financial statements.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2014		2013			2012
	Number of shares	Amount	Number of shares	Amount		Number of shares	Amount
Balance at beginning of year	399,249,736	$7,753	404,484,938	$7,769		400,534,211	$7,376
Issuance pursuant to:
Stock option plans	1,156,530	96	783,495	57		1,053,323	68
Shareholder investment plan (1)	–	–	7,672	1		3,676,846	271
Employee share purchase plan (2)	–	–	696,219	56		1,222,351	91
	400,406,266	$7,849	405,972,324	$7,883		406,486,731	$7,806
Purchase of common shares for cancellation	(3,369,000)	(65)	(6,732,231)	(130)		(2,025,000)	(39)
Treasury shares	(15,789)	(2)	9,643	–	(3)	23,207	2
Balance at end of year	397,021,477	$7,782	399,249,736	$7,753		404,484,938	$7,769

(1)	Commencing with dividends paid on July 27, 2012, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan do not receive a discount from average market price on the reinvested dividends in additional common shares. Previously, the shares were issued at a 2% discount commencing with the dividends paid on April 28, 2011 and prior to that, effective July 2009, they were issued at a 3% discount. Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market.
(2)	Commencing June 14, 2013, employee contributions to our Canadian ESPP were acquired in the open market. Previously these shares were issued from Treasury.
(3)	Due to rounding.

Common shares reserved for issue

As at October 31, 2014, 7,698,321 common shares (2013: 8,854,851) were reserved for future issue pursuant to stock option plans. As at October 31, 2014, 745,058,318 common shares (2013: 448,808,318) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 16.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

136	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Capital

Objectives, policy, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy established by the Board. The policy includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities and capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The Capital Plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the Capital Plan is adjusted as appropriate. There were no significant changes made in the objectives, policy, guidelines and procedures during the year.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI which are based on the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

OSFI mandated all institutions to have established a target Common Equity Tier 1 (CET1) ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. These targets may be higher for certain institutions if OSFI feels the circumstances warrant it. Commencing January 1, 2016, domestic systemically important banks (which includes CIBC) will be subject to a 1% CET1 surcharge.

“All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

Regulatory capital and ratios

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges), and qualifying instruments issued by a consolidated subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans as reported on our consolidated balance sheet, and certain investments. Additional Tier 1 capital primarily includes NVCC preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes, which are subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Our capital ratios and assets-to-capital multiple (ACM) are as follows:

$ millions, as at October 31	2014	2013
Transitional basis
CET1 capital	$17,496	$16,698
Tier 1 capital	18,720	17,830
Total capital	23,281	21,601
RWA	155,148	151,338
CET1 ratio	11.3%	11.0%
Tier 1 capital ratio	12.1%	11.8%
Total capital ratio	15.0%	14.3%
ACM	17.7	x	18.0	x
All-in basis
CET1 capital	$14,607	$12,793
Tier 1 capital	17,300	15,888
Total capital	21,989	19,961
CET1 capital RWA (1)	141,250	136,747
Tier 1 capital RWA (1)	141,446	136,747
Total capital RWA (1)	141,739	136,747
CET1 ratio (1)	10.3%	9.4%
Tier 1 capital ratio (1)	12.2%	11.6%
Total capital ratio (1)	15.5%	14.6%

(1)	Commencing 2014, there are three different levels of RWAs for the calculation of the CET1, Tier 1 and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.

During the years ended October 31, 2014, and 2013, we have complied with OSFI’s regulatory capital requirements.

CIBC 2014 ANNUAL REPORT	137

Consolidated financial statements

Note 16	Capital Trust securities

On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes). CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the consolidated balance sheet.

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should CIBC Capital Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against CIBC Capital Trust.

CIBC Tier 1 Notes – Series A pays interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B pays interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

According to previous OSFI guidelines, innovative capital instruments could comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. Subject to the approval of OSFI, CIBC Capital Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, CIBC Capital Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

OSFI’s capital adequacy guidelines confirmed the adoption of Basel III in Canada and clarified the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing in 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes are considered non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes. As at October 31, 2014, we held $1 million in short trading positions (2013: $1 million) of Tier 1 Notes – Series A.

$ millions, as at October 31						2014	2013
				Earliest redemption dates		Principal amount
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price and par (1)	At par
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,300
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	300
						$1,600	$1,600

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

138	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 17	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, relating to trading and non-trading financial assets, liabilities, and derivative off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below. We have applied structural assumptions for credit cards and demand and notice deposits.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at October 31		Immediately rate sensitive	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest rate sensitive	Total
2014	Assets
	Cash and deposits with banks	$–	$10,833	$20	$–	$–	$2,694	$13,547
	Trading securities	–	1,901	1,742	5,330	5,003	33,085	47,061
	AFS securities	–	4,212	1,387	2,919	3,080	630	12,228
	FVO securities	–	–	–	97	156	–	253
	Securities borrowed or purchased under resale agreements	–	33,841	2,955	–	–	–	36,796
	Loans	108,725	34,376	45,734	65,713	2,169	2,311	259,028
	Other	–	24,435	–	–	–	21,555	45,990
	Structural assumptions	(8,364)	1,040	3,743	5,875	–	(2,294)	–
	Total assets	$100,361	$110,638	$55,581	$79,934	$10,408	$57,981	$414,903
	Liabilities and equity
	Deposits	$108,186	$84,180	$35,578	$48,475	$7,237	$41,737	$325,393
	Obligations related to securities sold short	–	719	329	6,039	2,957	2,955	12,999
	Obligations related to securities lent or sold under repurchase agreements	–	10,765	–	–	–	–	10,765
	Subordinated indebtedness	–	167	1,141	3,144	526	–	4,978
	Other	–	24,081	–	–	–	17,904	41,985
	Equity	–	513	–	400	118	17,752	18,783
	Structural assumptions	(22,053)	6,582	23,748	27,183	–	(35,460)	–
	Total liabilities and shareholders’ equity	$86,133	$127,007	$60,796	$85,241	$10,838	$44,888	$414,903
	On-balance sheet gap	$14,228	$(16,369)	$(5,215)	$(5,307)	$(430)	$13,093	$–
	Off-balance sheet gap	–	(15,168)	5,189	10,363	(384)	–	–
	Total gap	$14,228	$(31,537)	$(26)	$5,056	$(814)	$13,093	$–
	Total cumulative gap	$14,228	$(17,309)	$(17,335)	$(12,279)	$(13,093)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$21,446	$(38,727)	$(1,034)	$4,782	$(1,011)	$14,544	$–
	Foreign currencies	(7,218)	22,358	(4,181)	(10,089)	581	(1,451)	–
	Total on-balance sheet gap	$14,228	$(16,369)	$(5,215)	$(5,307)	$(430)	$13,093	$–
	Off-balance sheet gap
	Canadian currency	$–	$(1,381)	$1,479	$(130)	$32	$–	$–
	Foreign currencies	–	(13,787)	3,710	10,493	(416)	–	–
	Total off-balance sheet gap	$–	$(15,168)	$5,189	$10,363	$(384)	$–	$–
	Total gap	$14,228	$(31,537)	$(26)	$5,056	$(814)	$13,093	$–
2013	Gap by currency
	On-balance sheet gap
	Canadian currency	$24,907	$(41,252)	$(8,910)	$13,647	$(1,205)	$12,813	$–
	Foreign currencies	(5,113)	15,390	1,387	(11,004)	709	(1,369)	–
	Total on-balance sheet gap	$19,794	$(25,862)	$(7,523)	$2,643	$(496)	$11,444	$–
	Off-balance sheet gap
	Canadian currency	$–	$1,791	$5,829	$(8,676)	$1,056	$–	$–
	Foreign currencies	–	(13,650)	93	13,376	181	–	–
	Total off-balance sheet gap	$–	$(11,859)	$5,922	$4,700	$1,237	$–	$–
	Total gap	$19,794	$(37,721)	$(1,601)	$7,343	$741	$11,444	$–

CIBC 2014 ANNUAL REPORT	139

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, awards are granted to certain key employees on an annual basis in December or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash at the end of three years or one-third annually beginning one year after the date of the grant.

Grant date fair value of each cash-settled RSA is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms.

During the year, 2,663,480 RSAs were granted at a weighted average price of $91.01 (2013: 2,015,981 granted at a weighted average price of $79.40; 2012: 2,405,394 granted at a weighted average price of $70.30) and the number of RSAs outstanding as at October 31, 2014 was 5,600,802 (2013: 5,366,964; 2012: 6,416,304). Compensation expense in respect of RSAs, before the impact of hedging, totalled $279 million in 2014 (2013: $239 million; 2012: $230 million). As at October 31, 2014, liabilities in respect of cash-settled RSAs were $533 million (2013: $458 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain executives on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years.

Grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks.

During the year, 866,807 PSUs were granted at a weighted average price of $91.11 (2013: 800,298 granted at a weighted average price of $79.35; 2012: 1,016,498 granted at a weighted average price of $70.07) and the number of PSUs outstanding as at October 31, 2014 was 2,618,678 (2013: 2,502,631; 2012: 1,812,605). Compensation expense in respect of PSUs, before the impact of hedging, totalled $148 million in 2014 (2013: $127 million; 2012: $70 million). As at October 31, 2014, liabilities in respect of PSUs were $294 million (2013: $237 million).

Book value unit plan

Under the BVU plan, certain key executives were granted awards denominated in BVUs. BVU grants were made in the form of cash-settled awards which vest and settle in cash at the end of three years. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. The final number of BVUs that vest are adjusted for new issues of, re-purchases of, or dividends paid on common shares. BVU plan awards were granted beginning in December 2009 with the last award granted in December 2012, which will vest in December 2015. The number of BVUs outstanding as at October 31, 2014 was 508,146 (2013: 794,808; 2012: 799,719).

Grant date fair value of each BVU is calculated based on the book value per common share on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $5 million in 2014 (2013: $8 million; 2012: $16 million). As at October 31, 2014, liabilities in respect of BVUs were $21 million (2013: $30 million).

Directors’ plans

Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either DSUs or common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares or DSUs. For purposes of this plan, cash-eligible remuneration includes meeting attendance fees, non-resident attendance fees, committee chair and member retainers and the cash eligible component of the director retainer and the Chair of the Board retainer.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans, totalled $5 million in 2014 (2013: $4 million; 2012: $3 million). As at October 31, 2014, liabilities in respect of DSUs were $19 million (2013: $15 million).

Stock option plans

We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans. As at October 31, 2014, 7,698,321 (2013: 8,854,851) common shares were reserved for future issue under these plans. Stock options in respect of 3,945,032 (2013: 4,308,244) common shares have been granted but not yet exercised, while 3,753,289 (2013: 4,546,607) common shares remain available for future grants under these plans.

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.

Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. All remaining options under this plan were exercised during 2012. In January 2003, the Board determined that no further stock options would be granted under the DSOP.

Fair value of each option is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted average grant date fair value of options granted during 2014 was $9.57 (2013: $6.84; 2012: $8.08).

140	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

The following weighted average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2014	2013	2012
Weighted average assumptions
Risk-free interest rate	2.53%	1.88%	1.82%
Expected dividend yield	5.06%	5.76%	6.12%
Expected share price volatility	20.61%	20.94%	26.09%
Expected life	6 years	6 years	6 years
Share price/exercise price	$90.56	$80.10	$71.73

Compensation expense in respect of stock options totalled $7 million in 2014 (2013: $5 million; 2012: $7 million).

Stock option plans

As at or for the year ended October 31		2014		2013		2012
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of year	4,308,244	$74.35	4,348,787	$70.95	4,746,548	$66.34
Granted	796,625	90.56	840,354	80.10	738,426	71.73
Exercised (1)	(1,156,530)	70.68	(783,495)	61.19	(1,053,323)	50.76
Forfeited	–	–	(75,239)	75.37	(58,929)	70.49
Cancelled/expired	(3,307)	80.20	(22,163)	86.27	(23,935)	70.78
Outstanding at end of year	3,945,032	$78.70	4,308,244	$74.35	4,348,787	$70.95
Exercisable at end of year	1,383,033	$74.87	2,123,591	$72.94	2,521,979	$71.78
Available for grant	3,753,289		4,546,607		5,289,559

(1)	The weighted average share price at the date of exercise was $96.63 (2013: $81.80; 2012: $74.26).

Stock options outstanding and vested

As at October 31, 2014	Stock options outstanding			Stock options vested
Range of exercise prices	Number outstanding	Weighted average contractual life remaining	Weighted average exercise price	Number outstanding	Weighted average exercise price
$49.01 – $65.00	232,617	4.08	$49.75	232,617	$49.75
$65.01 – $75.00	1,089,496	5.91	71.28	371,370	71.05
$75.01 – $85.00	1,583,103	6.18	79.37	535,855	78.68
$85.01 – $95.00	790,753	9.06	90.52	–	–
$95.01 – $105.00	249,063	2.31	96.34	243,191	96.35
	3,945,032	6.31	$78.70	1,383,033	$74.87

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Effective June 2013, all contributions are paid into a trust and used by the plan trustee to purchase common shares in the open market. Prior to June 2013, for our Canadian plan, shares purchased by the trustee using employee contributions were issued from Treasury. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $34 million in 2014 (2013: $33 million; 2012: $32 million).

Special incentive program

Special Incentive Program (SIP) award units were granted only once in 2000.

Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.

SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.

Hedging

We use derivatives in a designated cash flow hedge relationship to hedge changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA and PSU plans.

During the year, we recorded gains of $132 million (2013: $93 million; 2012: $37 million) as a credit to compensation expense in the consolidated statement of income in respect of these derivatives. As at October 31, 2014, the ending AOCI balance in respect of the designated accounting hedges totalled a credit of $15 million (2013: $13 million).

CIBC 2014 ANNUAL REPORT	141

Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

Plan characteristics, funding and risks

Pension plans

Pension plans include CIBC’s Canadian, U.S., U.K. and Caribbean pension plans. CIBC’s Canadian pension plans represent more than 90% of our consolidated net defined benefit pension liabilities and net defined benefit pension expense. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 60,000 active, deferred and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. Effective January 1, 2012, there is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations; any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency and is subject to the acts and regulations that govern federally regulated pension plans.

Other post-employment plans

Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than 90% of our consolidated other post-employment defined benefit obligation and net other post-employment defined benefit expense.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay as-you-go basis.

Benefit changes

There were no material changes to the terms of our defined benefit pension or other post-employment plans in 2014 or 2013.

Risks

CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

Plan governance

All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees; however, all significant plan changes require approval from the Management Resources and Compensation Committee (MRCC) of the Board. For the Canadian pension plans, the MRCC is also responsible for the establishment of the investment policies (such as asset mix, permitted investments, and use of derivatives), reviewing performance including funded status, and approving material plan design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

Use of derivative financial instruments is limited to generating the synthetic return of debt or equity instruments or to provide currency hedging for foreign equity holdings.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the Pension and Benefits Investment Committee (PBIC), which is a committee that is composed of CIBC management. The PBIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the MRCC. Should a fund’s actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the Pension and Benefits Funding and Expensing Committee (PBFEC). The PBFEC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

142	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2014	2013 (1)	2014	2013 (1)
Defined benefit obligation
Balance at beginning of year	$6,001	$5,846	$656	$655
Current service cost	194	192	11	12
Past service cost	–	(2)	–	7
Employee contributions	6	6	–	–
Interest cost on defined benefit obligation	286	266	30	28
Benefits paid	(256)	(257)	(25)	(26)
Foreign exchange rate changes	40	18	4	1
Net actuarial (gains) losses on defined benefit obligation	464	(68)	46	(21)
Balance at end of year	$6,735	$6,001	$722	$656
Plan assets
Fair value at beginning of year	$6,322	$5,548	$–	$–
Interest income on plan assets (2)	305	266	–	–
Net actuarial gains (losses) on plan assets (2)	303	298	–	–
Employer contributions	81	452	25	26
Employee contributions	6	6	–	–
Benefits paid	(256)	(257)	(25)	(26)
Plan administration costs	(6)	(7)	–	–
Foreign exchange rate changes	42	17	–	–
Net transfer out	(1)	(1)	–	–
Fair value at end of year	$6,796	$6,322	$–	$–
Net defined benefit asset (liability)	61	321	(722)	(656)
Valuation allowance (3)	(18)	(17)	–	–
Net defined benefit asset (liability), net of valuation allowance	$43	$304	$(722)	$(656)

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	The actual return on plan assets for the year ended October 31, 2014 was $608 million (2013: $564 million).
(3)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2014	2013 (1)	2014	2013 (1)
Other assets	$120	$371	$–	$–
Other liabilities (2)	(77)	(67)	(722)	(656)
	$43	$304	$(722)	$(656)

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Excludes $19 million (2013: $17 million) of other liabilities for other post-employment plans of immaterial subsidiaries.

The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2014	2013	2014	2013
Defined benefit obligation
Canada	$6,138	$5,477	$668	$609
U.S., U.K., and the Caribbean	597	524	54	47
Defined benefit obligation at the end of year	$6,735	$6,001	$722	$656
Plan assets
Canada	$6,155	$5,760	$–	$–
U.S., U.K., and the Caribbean	641	562	–	–
Plan assets at the end of year	$6,796	$6,322	$–	$–

Amounts recognized in the consolidated statement of income

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)	2014	2013 (1)	2012 (1)
Current service cost	$194	$192	$169	$11	$12	$9
Past service cost	–	(2)	–	–	7	1
Interest cost on defined benefit obligation	286	266	270	30	28	30
Interest income on plan assets	(305)	(266)	(278)	–	–	–
Interest expense on effect of asset ceiling	1	–	–	–	–	–
Plan administration costs	6	7	6	–	–	–
Net defined benefit plan expense recognized in net income	$182	$197	$167	$41	$47	$40

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	143

Consolidated financial statements

Amounts recognized in the consolidated statement of comprehensive income

The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2014	2013	2012	2014	2013	2012
Actuarial (losses) gains on defined benefit obligation arising from:
Demographic assumptions	$(37)	$(100)	$(7)	$(4)	$–	$(1)
Financial assumptions	(470)	165	(632)	(46)	19	(55)
Experience assumptions	43	3	(25)	4	2	(15)
Net actuarial gains on plan assets	303	298	136	–	–	–
Changes in asset ceiling excluding interest income	–	–	1	–	–	–
Net remeasurement (losses) gains recognized in OCI (1)	$(161)	$366	$(527)	$(46)	$21	$(71)

(1)	Excludes net remeasurement gains recognized in OCI in respect of immaterial subsidiaries not included in the disclosures and investments in equity-accounted associates totalling $10 million (2013: $6 million of net losses; 2012: $16 million of net losses).

Canadian defined benefit plans

As the Canadian defined benefit pension and other post-employment benefit plans represent more than 90% of our consolidated net defined benefit liabilities and net defined benefit pension expense, they are the subject and focus of the disclosures in the balance of this note.

Disaggregation and maturity profile of defined benefit obligation

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2014	2013	2014	2013
Active members	$3,404	$2,978	$163	$137
Deferred members	385	332	n/a	n/a
Retired members	2,349	2,167	505	472
	$6,138	$5,477	$668	$609

The weighted average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2014	2013	2014	2013
Weighted average duration, in years	16.4	15.6	14.0	13.9

Plan assets

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

As at October 31		2014		2013 (1)
Asset category (2)

Canadian equity securities (3)	$880	14%	$1,087	19%

Debt securities (4)
Government bonds	1,548	25	1,358	24
Corporate bonds	629	10	475	8
Inflation adjusted bonds	248	4	230	4
	2,425	39	2,063	36
Investment funds (5)
Canadian equity funds	43	1	38	–
U.S. equity funds	651	11	629	11
International equity funds (6)	327	5	606	10
Global equity funds (6)	670	11	621	11
Emerging markets equity funds	286	4	269	5
Fixed income funds	95	2	90	2
	2,072	34	2,253	39
Other (5)
Hedge funds	410	7	–	–
Infrastructure	176	3	165	3
Cash and cash equivalents	61	1	67	1
Other	131	2	125	2
	778	13	357	6
	$6,155	100%	$5,760	100%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Asset categories are based upon risk classification including synthetic exposure through derivatives.
(3)	Pension benefit plan assets include CIBC issued securities and deposits of $30 million (2013: $38 million), representing 0.5% of Canadian plan assets (2013: 0.7%). All of the equity securities held as at October 31, 2014 and 2013 have daily quoted prices in active markets.
(4)	All debt securities held as at October 31, 2014 and 2013 are investment grade, of which $173 million (2013: $191 million) have daily quoted prices in active markets.
(5)	$33 million (2013: $28 million) of the investment funds and other assets held as at October 31, 2014 have daily quoted prices in active markets (excludes securities held indirectly that have daily quoted prices in active markets).
(6)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.

144	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Principal actuarial assumptions

The weighted average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2014	2013	2014	2013
Discount rate	4.3%	4.8%	4.2%	4.7%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2014	2013
Longevity at age 65 for current retired members
Males	25.7	25.4
Females	25.6	25.3
Longevity at age 65 for current members aged 45
Males	26.7	26.2
Females	26.6	26.0

The assumed health-care cost trend rates of the Canadian other-post employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2014	2013
Health-care cost trend rates assumed for next year	6.2%	6.3%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029

Sensitivity analysis

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31, 2014	2014	2014
Discount rate (100 basis point change)
Decrease in assumption	$1,076	$105
Increase in assumption	(840)	(85)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(226)	(1)
Increase in assumption	254	1
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(40)
Increase in assumption	n/a	42
Future mortality
1 year shorter life expectancy	(125)	(19)
1 year longer life expectancy	122	19

n/a	Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing any other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

Future cash flows

Cash contributions

The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2013. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2014.

The minimum contributions for 2015 are anticipated to be $4 million for the Canadian defined benefit pension plans and $29 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Expected future benefit payments

The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2015	2016	2017	2018	2019	2020-2024	Total
Defined benefit pension plans	$244	$248	$254	$260	$266	$1,448	$2,720
Other post-employment plans	29	30	32	33	35	203	362
	$273	$278	$286	$293	$301	$1,651	$3,082

CIBC 2014 ANNUAL REPORT	145

Consolidated financial statements

Defined contributions and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2014	2013	2012
Defined contribution pension plans	$16	$11	$11
Government pension plans (1)	90	84	79
	$106	$95	$90

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(27)	$(96)	$(92)
Current income tax expense	669	673	629
	642	577	537
Provision for deferred income taxes
Adjustments for prior years	15	82	88
Effect of changes in tax rates and laws	2	(2)	(8)
Origination and reversal of temporary differences	40	(31)	72
	57	49	152
	699	626	689
Other comprehensive income	(52)	81	(177)
Total comprehensive income	$647	$707	$512

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

Components of income tax

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Current income taxes
Federal	$340	$309	$290
Provincial	236	212	196
Foreign	42	29	29
	618	550	515
Deferred income taxes
Federal	(23)	83	17
Provincial	(16)	54	12
Foreign	68	20	(32)
	29	157	(3)
	$647	$707	$512

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2014		2013 (1)		2012 (1)
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,033	26.4%	$1,046	26.3%	$1,058	26.5%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	15	0.4	(100)	(2.5)	(116)	(2.9)
Tax-exempt income	(310)	(7.9)	(263)	(6.6)	(206)	(5.2)
Changes in income tax rate on deferred tax balances	2	0.1	(2)	(0.1)	(8)	(0.2)
Impact of equity-accounted income	(34)	(0.9)	(28)	(0.7)	(33)	(0.8)
Other	(7)	(0.2)	(27)	(0.6)	(6)	(0.1)
Income taxes in the consolidated statement of income	$699	17.9%	$626	15.8%	$689	17.3%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

146	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Deferred income tax assets

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets
$ millions, for the year ended October 31		Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
2014	Balance at beginning of year	$203	$72	$313	$26	$21	$87	$104	$1	$827
	Recognized in net income	(3)	–	63	(3)	(13)	(14)	2	2	34
	Recognized in OCI	–	–	54	–	2	–	–	–	56
	Other (2)	–	–	–	–	–	–	–	2	2
	Balance at end of year	$200	$72	$430	$23	$10	$73	$106	$5	$919
2013 (3)	Balance at beginning of year	$189	$62	$450	$46	$5	$96	$106	$–	$954
	Recognized in net income	13	7	(37)	(21)	16	(11)	(3)	2	(34)
	Recognized in OCI	–	–	(101)	–	–	–	–	–	(101)
	Other (2)	1	3	1	1	–	2	1	(1)	8
	Balance at end of year	$203	$72	$313	$26	$21	$87	$104	$1	$827
2012 (3)	Balance at beginning of year	$338	$69	$334	$50	$31	$83	$104	$–	$1,009
	Recognized in net income	(149)	(7)	(44)	(4)	(26)	13	2	–	(215)
	Recognized in OCI	–	–	160	–	–	–	–	–	160
	Other (2)	–	–	–	–	–	–	–	–	–
	Balance at end of year	$189	$62	$450	$46	$5	$96	$106	$–	$954

Deferred tax liabilities
$ millions, for the year ended October 31		Intangible assets	Buildings and equipment	Pension and employee benefits	Goodwill	Securities revaluation	Lease receivables	Foreign currency	Other	Total liabilities
2014	Balance at beginning of year	$(76)	$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(16)	$(334)
	Recognized in net income	(28)	(6)	(1)	(2)	(44)	13	–	(23)	(91)
	Recognized in OCI	–	–	–	–	(26)	–	(1)	–	(27)
	Other (2)	–	–	–	–	–	–	–	10	10
	Balance at end of year	$(104)	$(44)	$(9)	$(72)	$(110)	$(47)	$(27)	$(29)	$(442)
2013 (3)	Balance at beginning of year	$(55)	$(54)	$(8)	$(66)	$(18)	$(63)	$(33)	$(9)	$(306)
	Recognized in net income	(21)	16	–	(4)	(7)	5	–	(4)	(15)
	Recognized in OCI	–	–	–	–	(14)	–	7	–	(7)
	Other (2)	–	–	–	–	(1)	(2)	–	(3)	(6)
	Balance at end of year	$(76)	$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(16)	$(334)
2012 (3)	Balance at beginning of year	$(57)	$(52)	$(17)	$(60)	$(54)	$(78)	$(34)	$(11)	$(363)
	Recognized in net income	2	(2)	9	(6)	36	15	–	9	63
	Recognized in OCI	–	–	–	–	–	–	1	(7)	(6)
	Other (2)	–	–	–	–	–	–	–	–	–
	Balance at end of year	$(55)	$(54)	$(8)	$(66)	$(18)	$(63)	$(33)	$(9)	$(306)

Net deferred tax assets as at October 31, 2014										$477
Net deferred tax assets as at October 31, 2013										$493
Net deferred tax assets as at October 31, 2012										$648

(1)	The tax loss carryforwards include $40 million (2013: $57 million; 2012: $63 million) that relate to operating losses (of which $27 million relate to the U.S., $3 million relate to Canada and $10 million relate to other jurisdictions) that expire in various years commencing in 2015, and $33 million (2013: $30 million; 2012: $33 million) that relate to Canadian capital losses that never expire.
(2)	Includes foreign currency translation adjustments.
(3)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $477 million (2013: $493 million) are presented in the consolidated balance sheet as deferred tax assets of $506 million (2013: $526 million) and deferred tax liabilities of $29 million (2013: $33 million).

Unrecognized tax losses

The amount of unused tax losses for which deferred tax assets have not been recognized was $892 million as at October 31, 2014 (2013: $805 million) of which $104 million (2013: $78 million) has no expiry date, and of which $788 million (2013: $727 million) expire within 10 years.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $207 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

CIBC 2014 ANNUAL REPORT	147

Consolidated financial statements

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2014	2013 (1)	2012 (1)
Basic EPS
Net income attributable to equity shareholders	$3,218	$3,352	$3,294
Less: Preferred share dividends and premiums	87	99	158
Net income attributable to common shareholders	3,131	3,253	3,136
Weighted average common shares outstanding (thousands)	397,620	400,880	403,685
Basic EPS	$7.87	$8.11	$7.77
Diluted EPS
Net income attributable to diluted common shareholders	$3,131	$3,253	$3,136
Weighted average common shares outstanding (thousands)	397,620	400,880	403,685
Add: Stock options potentially exercisable (2) (thousands)	800	381	460
Weighted average diluted common shares outstanding (thousands)	398,420	401,261	404,145
Diluted EPS	$7.86	$8.11	$7.76

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Excludes average options outstanding of 288,542 with a weighted average exercise price of $96.36; average options outstanding of 360,749 with a weighted average exercise price of $94.71; average options outstanding of 1,513,903 with a weighted average exercise price of $82.39 for the years ended October 31, 2014, 2013, and 2012, respectively, as the options’ exercise prices were greater than the average market price of common shares.

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

		Contract amounts
$ millions, as at October 31	2014	2013 (1)
Securities lending (2)	$26,118	$24,157
Unutilized credit commitments (3)	159,629	156,456
Backstop liquidity facilities	4,880	3,754
Standby and performance letters of credit	9,247	9,026
Documentary and commercial letters of credit	309	172
Other	276	387
	$200,459	$193,952

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Excludes securities lending of $903 million (2013: $2.1 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Includes $91.1 billion (2013: $94.7 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $70.3 billion (2013: $56.3 billion) of which $7.6 billion (2013: $9.2 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $61.4 billion (2013: $44.6 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for sponsored ABCP programs, Safe Trust and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

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Consolidated financial statements

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Operating lease commitments (1)

Future minimum lease payments and receipts for operating lease commitments for each of the five succeeding years and thereafter are as follows:

	Operating leases
$ millions, as at October 31, 2014	Payments	Receipts (2)
2015	$405	$91
2016	383	94
2017	355	95
2018	314	96
2019	262	97
2020 and thereafter	1,222	1,417

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment was $407 million (2013: $386 million; 2012: $389 million).
(2)	Includes sub-lease income from a finance lease property, a portion of which is rented out and considered an investment property.

Finance lease commitments (1)

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2014
2015	$52
2016	50
2017	48
2018	46
2019	45
2020 and thereafter	403
644
Less: Future interest charges	242
Present value of finance lease commitments	$402

(1)	Total interest expense related to finance lease arrangements was $28 million (2013: $28 million; 2012: $28 million).

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $153 million (2013: $145 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2014, the related underwriting commitments were $613 million (2013: $486 million).

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2014 and 2013 are not significant.

CIBC 2014 ANNUAL REPORT	149

Consolidated financial statements

Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities, pursuant to agreements permitting such re-pledging of third-party assets where required.

The following table presents the carrying value of the sources and uses of our own pledged assets and collateral:

$ millions, as at October 31	2014	2013
Sources of pledged assets and collateral (1)
Deposits with banks	$8	$11
Securities	19,004	14,103
NHA mortgage-backed securities (2)	23,278	34,143
Mortgages	12,615	11,365
Credit cards (3)	3,266	4,599
Other assets	3,756	2,727
	$61,927	$66,948
Uses of pledged assets and collateral
Securities lent	$14,966	$11,793
Obligations related to securities lent or sold under repurchase agreements	2,033	1,159
Secured borrowings	38,783	49,802
Derivative transactions (4)	4,979	3,262
Foreign governments and central banks (5)	249	246
Clearing systems, payment systems, depositories, and other (5)	917	686
	$61,927	$66,948

(1)	Does not include over-collateralization of assets pledged.
(2)	Includes certain cash in transit balances related to the securitization process.
(3)	These assets are held in consolidated securitization trusts and support funding liabilities of $3.3 billion with a fair value of $3.3 billion (2013: $4.6 billion with a fair value of $4.7 billion).
(4)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.
(5)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as they are normally released back to us at the end of the settlement cycle each day.

The following table presents the uses of third-party pledged assets and collateral available for sale or re-pledging:

$ millions, as at October 31	2014	2013
Collateral received and available for sale or re-pledging	$65,199	$53,644
Less: not sold or re-pledged	31,297	21,108
	$33,902	$32,536
Uses of pledged assets and collateral
Securities lent	$11,152	$12,364
Obligations related to securities lent or sold under repurchase agreements	8,732	5,827
Obligations related to securities sold short	12,999	13,327
Derivative transactions (1)	1,019	1,018
	$33,902	$32,536

(1)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

In addition, see the “Commitments” section above for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Securities collateral

Client securities collateral that is available for sale or re-pledging is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

150	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 23	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $110 million as at October 31, 2014. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2014, consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. In February 2014, the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. In August 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada. The defendants’ appeal to the Supreme Court of Canada is scheduled to be heard in February 2015.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In February 2010, the motion judge awarded CIBC $525,000 for its costs in defending the certification motion. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.

Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc.

In 2008, this proposed class action was filed in the Ontario Superior Court of Justice against CIBC World Markets Inc. claiming $350 million for unpaid overtime on behalf of investment bankers, investment advisors, traders, analysts, and others and an additional $10 million in punitive damages. In 2009, the plaintiff amended the statement of claim adding CIBC as a co-defendant and adding a new plaintiff. The proposed amended class includes analysts and investment advisors in Ontario who were not paid overtime or treated as eligible for overtime. In April 2012, the Ontario Superior Court of Justice denied certification of the matter as a class action. The plaintiffs have filed an appeal to the Ontario Divisional Court, which was heard in February 2013. The court released its decision in April 2013 denying the plaintiffs’ appeal regarding the decision to deny certification of the matter as a class action. In May 2013, the plaintiffs filed a motion seeking leave to appeal to the Ontario Court of Appeal. In September 2013, the Ontario Court of Appeal granted the plaintiffs leave to appeal the decision denying class certification. In October 2014 the Ontario Court of Appeal upheld the lower court’s decision denying class certification.

Credit card class actions – Quebec Consumer Protection Act:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act

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(CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011. In August 2012, the Quebec Court of Appeal allowed the defendant banks’ appeals in part and overturned the trial judgment against CIBC. The plaintiffs and some of the defendant banks appealed to the Supreme Court of Canada, and that appeal was heard in February 2014. On September 19, 2014, the Supreme Court of Canada found that the relevant provisions of the Quebec CPA were constitutionally applicable to the banks, but that CIBC is not liable for damages because it fully complied with the Quebec CPA.

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011 seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was granted in March 2014. The appeal of the decision granting class certification is scheduled for December 2014.

Sino-Forest class actions:

Smith v. Sino-Forest Corporation, et al.

Trustees of the Labourers’ Pension Fund of Central and Eastern Canada v. Sino-Forest Corporation, et al.

Northwest & Ethical Investments L.P. v. Sino-Forest Corporation, et al.

In 2011, three proposed class actions were filed in the Ontario Superior Court of Justice on behalf of purchasers of shares in Sino-Forest Corporation (Sino-Forest) against Sino-Forest, its directors and officers, its auditors and the underwriting syndicate for three public offerings from 2007 to 2009. CIBC World Markets Inc. was part of the underwriting syndicate for two of the offerings (underwriting 20% of a $200 million June 2007 offering and 5% of a $367 million December 2009 offering). The proposed class actions allege various misrepresentations on the part of Sino-Forest and the other defendants regarding Sino-Forest’s revenue and ownership of timberlands in China, including representations made in the prospectus for the public offerings. The company implemented its restructuring plan in January 2013 under the Companies’ Creditors Arrangement Act and as a result, the proposed class actions are no longer stayed. The motion for class certification in the Labourers’ action has been adjourned to January 2015.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was granted in June 2014 conditional on the plaintiffs framing a workable class definition. In July 2014 CIBC filed a Notice of Appeal.

Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp v. Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. (Oppenheimer) and OPY Credit Corp. seeking damages of US$176 million relating to an alleged breach of a credit facility that Canadian Imperial Bank of Commerce entered into with OPY Credit Corp. in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In November 2013, the court dismissed all claims brought by Oppenheimer Holdings Inc. and Oppenheimer & Co. and reduced the claim to one cause of action, a claim by OPY Credit Corp. alleging Canadian Imperial Bank of Commerce breached the credit facility. This case continues to proceed.

In addition, in an asset purchase agreement between Oppenheimer and CIBC entered into in January 2008, Oppenheimer was required to pay CIBC World Markets Corp. a deferred purchase price of at least US$25 million in April 2013. Oppenheimer has not paid the deferred purchase price to CIBC World Markets Corp. and has placed the funds in escrow pending the outcome of legal proceedings. In June 2013, CIBC World Markets Corp. filed an arbitration claim against Oppenheimer for US$25 million plus statutory interest and attorneys’ fees. In October 2014 the arbitration claim relating to the US$25 million deferred purchase price was settled in principal under terms that provide for CIBC to recover the full amount of the deferred purchase price.

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The following table presents changes in the provision:

$ millions, for the year ended October 31	2014	2013
Balance at beginning of year	$37	$44
Additional new provisions recognized	9	3
Less:
Amounts incurred and charged against existing provisions	(5)	(10)
Unused amounts reversed	(2)	–
Balance at end of year	$39	$37

Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2014				2013
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)(4)	$330,101	$35,950	$32,754	$398,805	$321,498	$36,292	$25,628	$383,418
Off-balance sheet
Credit-related arrangements
Financial institutions	$31,256	$1,797	$3,376	$36,429	$30,291	$1,720	$1,346	$33,357
Governments	5,608	–	26	5,634	5,326	2	1	5,329
Retail	98,821	–	138	98,959	101,912	–	83	101,995
Other	44,702	9,870	4,865	59,437	41,807	8,022	3,442	53,271
	$180,387	$11,667	$8,405	$200,459	$179,336	$9,744	$4,872	$193,952
Derivative instruments (5)(6)
By counterparty type
Financial institutions (7)	$4,674	$3,551	$6,841	$15,066	$3,861	$3,063	$9,131	$16,055
Governments	3,591	–	20	3,611	2,619	–	5	2,624
Other	863	160	361	1,384	738	119	165	1,022
	9,128	3,711	7,222	20,061	7,218	3,182	9,301	19,701
Less: effect of netting	(6,883)	(2,968)	(4,698)	(14,549)	(5,240)	(2,442)	(6,623)	(14,305)
Total derivative instruments	$2,245	$743	$2,524	$5,512	$1,978	$740	$2,678	$5,396

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.
(2)	Includes Canadian currency of $332.9 billion (2013: $323.8 billion) and foreign currencies of $65.9 billion (2013: $59.6 billion).
(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $268.2 billion (2013: $256.4 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.
(4)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(5)	Also included in the on-balance sheet major assets in the table.
(6)	Does not include exchange-traded derivatives of $619 million (2013: $246 million).
(7)	Includes positive fair value (net of CVA) of $30 million (2013: $91 million) on notional amounts of $2.7 billion (2013: $4.9 billion) with financial guarantors.

In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

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Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1) and their affiliates(2). Related parties also include associated companies and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC.

Key management personnel and their affiliates

As at October 31, 2014, loans(3) to directors and their affiliates totalled $148 million (2013: $33 million), letters of credit and guarantees(4) totalled $216 million (2013: nil), and the undrawn credit commitments(5) totalled $360 million (2013: $42 million).

As at October 31, 2014, loans to senior officers and their affiliates totalled $96 million (2013: $275 million), letters of credit and guarantees totalled $3 million (2013: $322 million), and the undrawn credit commitments totalled $540 million (2013: $513 million).

These outstanding balances are generally unsecured and we have no provision for credit losses relating to these amounts for the years ended October 31, 2014 and 2013.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board of Directors (referred to as directors); and Executive Committee (ExCo) and certain named officers per the Bank Act (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.
(2)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.
(3)	Comprises $1 million (2013: nil) related to directors and their dependants and $147 million (2013: $33 million) related to entities over which directors and their dependants have significant influence.
(4)	Comprises nil (2013: nil) related to directors and their dependants and $216 million (2013: nil) related to entities over which directors and their dependants have significant influence.
(5)	Comprises nil (2013: $1 million) related to directors and their dependants and $360 million (2013: $41 million) related to entities over which directors and their dependants have significant influence.

Compensation of key management personnel

$ millions, for the year ended October 31		2014		2013
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$2	$25	$1	$24
Post-employment benefits	–	29	–	3
Share-based benefits (2)	2	25	2	26
Termination benefits	–	–	–	–
Total compensation	$4	$79	$3	$53

(1)	Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.
(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted associates and joint ventures

See Note 26 for details of our equity-accounted associates and joint ventures.

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Note 26	Investments in equity-accounted associates and joint ventures

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2014, the carrying value of our investments in the joint ventures was $313 million (2013: $286 million), which was included in Corporate and Other.

As at October 31, 2014, loans to the joint ventures totalled $57 million (2013: $29 million) and undrawn credit commitments totalled $39 million (2013: $71 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.

There were no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2014 and 2013, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2014	2013	2012
Net income	$50	$47	$53
OCI	2	(2)	–
Total comprehensive income	$52	$45	$53

Associates(1)

As at October 31, 2014, the total carrying value of our investments in associates was $1,610 million (2013: $1,409 million). These investments comprise: listed associates with a carrying value of $350 million (2013: $331 million) and a fair value of $427 million (2013: $321 million); and unlisted associates with a carrying value of $1,260 million (2013: $1,078 million) and a fair value of $1,776 million (2013: $1,386 million). Of the total carrying value of our investments in associates, $1,016 million (2013: $934 million) was included in Wealth Management, $396 million (2013: $319 million) in Wholesale Banking, and $198 million (2013: $156 million) in Corporate and Other.

As at October 31, 2014, loans to associates totalled $30 million (2013: $219 million) and unutilized credit commitments totalled $105 million (2013: $98 million). We also had commitments to invest up to $4 million (2013: $4 million) in our associates.

There were no unrecognized share of losses of any associate, either for the year or cumulatively. In 2014 and 2013, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Net income	$176	$93	$102
OCI	14	(8)	8
Total comprehensive income	$190	$85	$110

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

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Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2014

Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC and other subsidiaries of CIBC	(2)
CIBC Asset Management Inc.	Toronto, Ontario, Canada	612
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC USA Holdings Inc.	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC Capital Corporation	New York, New York, U.S.
CIBC Delaware Funding Corp.	New York, New York, U.S.
Atlantic Trust Group, LLC	Atlanta, Georgia, U.S.
AT Investment Advisers, Inc.	Chicago, Illinois, U.S.
Atlantic Trust Company, National Association	Atlanta, Georgia, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	3,822
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (91.4%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	489
CIBC World Markets (Japan) Inc.	Tokyo, Japan	41
CIBC Australia Ltd.	Sydney, New South Wales, Australia	22

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC USA Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation, CIBC Delaware Funding Corp., Atlantic Trust Group, LLC and AT Investment Advisers, Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; Atlantic Trust Company, National Association, which was organized under the Federal law of the U.S.
(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SEs in which we have control. See Note 6 for additional details.

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Note 28	Segmented and geographic information

CIBC has three SBUs: Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides financial advice, as well as banking, investment and authorized insurance products to our clients through the channel that best meets their needs. Through our branches, mobile advisors, and award winning telephone, online, and mobile banking channels, CIBC allows clients to bank when, where, and how they want.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury, as noted below. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

During the year, the Strategy and Corporate Development functional group was moved into Administration. This change had no impact on our reported results.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Changes made to our business segments

2014

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50% of our Aerogold VISA portfolio, consisting primarily of credit card only customers, to TD. Accordingly, the revenue related to the sold credit card portfolio was moved from Personal banking to the Other line of business within Retail and Business Banking. Prior period amounts were restated accordingly.

Allocation of Treasury activities

Treasury-related transfer pricing continues to be charged or credited to each line of business within our SBUs. We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees are charged directly to the lines of business, and the residual net revenue is retained in Corporate and Other. Prior period amounts were restated accordingly.

2013

There were no significant changes made to our business segments during the year.

2012

Revenue, taxable equivalent basis

SBUs evaluate interest income included in revenue on a taxable equivalent basis (TEB). In order to arrive at the TEB amount, the SBUs gross up tax-exempt interest income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Simultaneously, an equivalent amount is booked as an income tax expense; hence there is no impact on net income of the SBUs. This measure enables comparability of interest income arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in interest income and income tax expense in Corporate and Other.

FirstLine mortgages

Effective July 31, 2012, CIBC stopped accepting new mortgage applications through the FirstLine mortgages brand. Accordingly, the revenue of the exited FirstLine broker channel has been retroactively reclassified from Personal banking to Other within Retail and Business Banking.

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Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2014	Net interest income (2)	$5,634	$198	$1,561	$66	$7,459	$6,728	$164	$471	$96
	Non-interest income	2,245	2,408	856	408	5,917	4,472	578	584	283
	Intersegment revenue (3)	397	(404)	7	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,276	2,202	2,424	474	13,376	11,200	742	1,055	379
	Provision for (reversal of) credit losses	731	–	43	163	937	661	59	219	(2)
	Amortization and impairment (4)	87	22	5	699	813	319	36	451	7
	Other non-interest expenses	4,151	1,560	1,214	787	7,712	6,747	424	378	163
	Income (loss) before income taxes	3,307	620	1,162	(1,175)	3,914	3,473	223	7	211
	Income taxes (2)	824	149	267	(541)	699	525	72	49	53
	Net income (loss)	$2,483	$471	$895	$(634)	$3,215	$2,948	$151	$(42)	$158
	Net income (loss) attributable to:
	Non-controlling interests	$–	$2	$–	$(5)	$(3)	$2	$–	$(5)	$–
	Equity shareholders	2,483	469	895	(629)	3,218	2,946	151	(37)	158
	Average assets (5)	$229,947	$4,354	$122,469	$54,711	$411,481	$357,142	$27,565	$20,355	$6,419
2013 (6)	Net interest income (2)	$5,656	$186	$1,403	$208	$7,453	$6,752	$146	$463	$92
	Non-interest income	2,155	1,960	832	318	5,265	4,251	304	533	177
	Intersegment revenue (3)	338	(343)	5	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,149	1,803	2,240	526	12,718	11,003	450	996	269
	Provision for (reversal of) credit losses	930	1	44	146	1,121	941	(8)	153	35
	Amortization and impairment (4)	90	14	5	245	354	289	23	37	5
	Other non-interest expenses	3,961	1,287	1,312	707	7,267	6,470	253	391	153
	Income (loss) before income taxes	3,168	501	879	(572)	3,976	3,303	182	415	76
	Income taxes (2)	791	116	180	(461)	626	518	48	43	17
	Net income (loss)	$2,377	$385	$699	$(111)	$3,350	$2,785	$134	$372	$59
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$(2)	$(2)	$–	$–	$(2)	$–
	Equity shareholders	2,377	385	699	(109)	3,352	2,785	134	374	59
	Average assets (5)	$226,857	$3,955	$121,318	$51,416	$403,546	$359,537	$18,075	$19,589	$6,345
2012 (6)	Net interest income (2)	$5,518	$187	$1,113	$508	$7,326	$6,574	$202	$474	$76
	Non-interest income	2,098	1,783	912	366	5,159	4,231	255	506	167
	Intersegment revenue (3)	294	(296)	2	–	–	n/a	n/a	n/a	n/a
	Total revenue	7,910	1,674	2,027	874	12,485	10,805	457	980	243
	Provision for (reversal of) credit losses	1,080	–	142	69	1,291	997	177	118	(1)
	Amortization and impairment (4)	89	8	3	257	357	287	23	40	7
	Other non-interest expenses	3,861	1,230	1,106	648	6,845	6,132	234	331	148
	Income (loss) before income taxes	2,880	436	776	(100)	3,992	3,389	23	491	89
	Income taxes (2)	724	101	187	(323)	689	650	(25)	40	24
	Net income	$2,156	$335	$589	$223	$3,303	$2,739	$48	$451	$65
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$9	$9	$–	$–	$9	$–
	Equity shareholders	2,156	335	589	214	3,294	2,739	48	442	65
	Average assets (5)	$227,087	$4,033	$115,018	$51,017	$397,155	$356,294	$14,139	$20,303	$6,419

(1)	Net income and average assets are allocated based on the geographical location where they are recorded.
(2)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $421 million (2013: $357 million; 2012: $281 million) with an equivalent offset in Corporate and Other.
(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2014 includes impairment loss relating to CIBC FirstCaribbean goodwill.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(6)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
n/a	Not applicable.

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Retail and Business Banking
Personal banking	$6,362	$6,034	$5,794
Business banking	1,530	1,529	1,508
Other	384	586	608
	$8,276	$8,149	$7,910
Wealth Management
Retail brokerage	$1,185	$1,060	$1,014
Asset management	742	621	560
Private wealth management	275	122	100
	$2,202	$1,803	$1,674
Wholesale Banking (2)
Capital markets	$1,193	$1,265	$1,193
Corporate and investment banking	1,120	919	793
Other	111	56	41
	$2,424	$2,240	$2,027
Corporate and Other (2)
International banking	$601	$593	$582
Other	(127)	(67)	292
	$474	$526	$874

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Wholesale Banking revenue includes a TEB adjustment of $421 million (2013: $357 million; 2012: $281 million) with an equivalent offset in Corporate and Other.

158	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 29	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of MD&A, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		AIRB and standardized approaches
$ millions, as at October 31		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2014	Cash and deposits with banks	$18	$8,593	$3,669	$–	$–	$–	$–	$12,280	$1,267	$13,547
	Securities	773	8,707	1,954	–	–	–	1,752	13,186	46,356	59,542
	Cash collateral on securities borrowed	1,666	–	1,723	–	–	–	–	3,389	–	3,389
	Securities purchased under resale agreements	9,708	4,092	19,607	–	–	–	–	33,407	–	33,407
	Loans	49,121	3,524	1,690	173,981	19,531	9,491	2,496	259,834	854	260,688
	Allowance for credit losses	–	–	–	–	–	–	–	-	(1,660)	(1,660)
	Derivative instruments	3,303	4,497	12,880	–	–	–	–	20,680	–	20,680
	Customers’ liability under acceptances	7,287	1,845	80	–	–	–	–	9,212	–	9,212
	Other assets	209	1,870	3,542	149	26	14	3	5,813	10,285	16,098
	Total credit exposure	$72,085	$33,128	$45,145	$174,130	$19,557	$9,505	$4,251	$357,801	$57,102	$414,903
2013 (1)	Total credit exposure	$65,215	$29,707	$44,909	$167,488	$22,749	$8,457	$5,148	$343,673	$54,333	$398,006

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	159

Consolidated financial statements

Note 30	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet	(1)		Related amounts not set-off on the consolidated balance sheet				Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31				Net amounts	Financial instruments (2)	Collateral received	(3)	Net amounts
2014
Derivatives	$23,899	$4,444		$19,455	$(14,549)	$(2,618)		$2,288	$1,225		$20,680
Cash collateral on securities borrowed	3,389	–		3,389	–	(3,328)		61	–		3,389
Securities purchased under resale agreements	33,854	447		33,407	–	(33,381)		26	–		33,407
	$61,142	$4,891		$56,251	$(14,549)	$(39,327)		$2,375	$1,225		$57,476
2013
Derivatives	$22,777	$3,301		$19,476	$(14,305)	$(2,693)		$2,478	$471		$19,947
Cash collateral on securities borrowed	3,417	–		3,417	–	(3,345)		72	–		3,417
Securities purchased under resale agreements	26,662	1,351		25,311	–	(25,308)		3	–		25,311
	$52,856	$4,652		$48,204	$(14,305)	$(31,346)		$2,553	$471		$48,675

Financial liabilities

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial liabilities	Gross amounts offset on the consolidated balance sheet	(1)		Related amounts not set-off on the consolidated balance sheet				Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31				Net amounts	Financial instruments (2)	Collateral pledged	(3)	Net amounts
2014
Derivatives	$25,164	$4,444		$20,720	$(14,549)	$(3,587)		$2,584	$1,121		$21,841
Cash collateral on securities lent	903	–		903	–	(880)		23	–		903
Obligations related to securities sold under repurchase agreements	10,309	447		9,862	–	(9,856)		6	–		9,862
	$36,376	$4,891		$31,485	$(14,549)	$(14,323)		$2,613	$1,121		$32,606
2013
Derivatives	$22,572	$3,301		$19,271	$(14,305)	$(2,601)		$2,365	$453		$19,724
Cash collateral on securities lent	2,099	–		2,099	–	(2,084)		15	–		2,099
Obligations related to securities sold under repurchase agreements	6,238	1,351		4,887	–	(4,887)		–	–		4,887
	$30,909	$4,652		$26,257	$(14,305)	$(9,572)		$2,380	$453		$26,710

(1)	Comprises amounts related to the financial instruments which qualify for offsetting under IAS 32.
(2)	Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.
(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained on page 48 of the Credit risk section of the MD&A. As discussed in Note 22, there are no restrictions on CIBC’s ability to sell or repledge securities received as collateral in connection with securities borrowed, lent or sold under repurchase agreements, or derivative transactions.

160	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 31	Interest income and expense

The table below provides the consolidated interest income and expense for both product and accounting categories. The consolidated amounts shown are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31		Amortized cost	Trading	AFS	FVO	Total
2014	Interest income
	Loans	$9,491	$13	$–	$–	$9,504
	Securities	–	1,287	337	4	1,628
	Securities borrowed or purchased under resale agreements	320	–	–	–	320
	Deposits with banks	25	–	–	–	25
		$9,836	$1,300	$337	$4	$11,477
	Interest expense
	Deposits	$3,311	$–	$–	$26	$3,337
	Securities sold short	–	327	–	–	327
	Securities lent or sold under repurchase agreements	127	–	–	–	127
	Subordinated indebtedness	178	–	–	–	178
	Other	49	–	–	–	49
		$3,665	$327	$–	$26	$4,018
2013 (1)	Interest income
	Loans	$9,788	$7	$–	$–	$9,795
	Securities	–	1,237	389	5	1,631
	Securities borrowed or purchased under resale agreements	347	–	–	–	347
	Deposits with banks	38	–	–	–	38
		$10,173	$1,244	$389	$5	$11,811
	Interest expense
	Deposits	$3,661	$–	$–	$18	$3,679
	Securities sold short	–	334	–	–	334
	Securities lent or sold under repurchase agreements	102	–	–	–	102
	Subordinated indebtedness	193	–	–	–	193
	Other	50	–	–	–	50
		$4,006	$334	$–	$18	$4,358
2012	Interest income
	Loans	$10,016	$4	$–	$–	$10,020
	Securities	–	1,103	409	10	1,522
	Securities borrowed or purchased under resale agreements	323	–	–	–	323
	Deposits with banks	42	–	–	–	42
		$10,381	$1,107	$409	$10	$11,907
	Interest expense
	Deposits	$3,618	$–	$–	$12	$3,630
	Securities sold short	–	333	–	–	333
	Securities lent or sold under repurchase agreements	156	–	–	–	156
	Subordinated indebtedness	208	–	–	–	208
	Capital Trust securities	144	–	–	–	144
	Other	110	–	–	–	110
		$4,236	$333	$–	$12	$4,581

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	161

Consolidated financial statements

Note 32	Future accounting policy changes

The following standards, interpretations or amendments are effective for us in fiscal 2015:

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” – Issued in December 2011, the effective date for the amendments to IAS 32 for us is November 1, 2014. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments are required to be applied retrospectively. The adoption of the amendments to IAS 32 is not expected to have a significant impact on our consolidated financial statements.

IFRIC 21 “Levies” – Issued in May, 2013, the effective date for the interpretation for us is November 1, 2014. The interpretation clarifies the timing of the recognition of the liability to pay a levy, which is an outflow of resources embodying economic benefits (other than income taxes, fines and penalties) that are imposed by governments on entities in accordance with legislation. The interpretation concludes that if the occurrence of the obligating event, as identified by the legislation, is at a point in time, then the recognition of the liability shall be at that point in time. Otherwise, if the obligating event occurs over a period of time, the expense shall be recognized progressively over that period of time. IFRIC 21 is required to be applied retrospectively. The adoption of IFRIC 21 is not expected to have a significant impact on our consolidated financial statements.

We are currently evaluating the impact of adopting the standards listed below that are not effective for us until after fiscal 2015:

IFRS 15 “Revenue from Contracts with Customers” – Issued May 2014, IFRS 15 replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The effective date for us is November 1, 2017. The new guidance includes a five-step recognition and measurement approach, requirements for accounting of contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – Issued July 2014, IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Although early application is permitted if an entity applies all the requirements of the standard early, OSFI has issued a draft advisory for comment that would require that the Canadian banks with October 31 year ends adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than mandatorily required by the IASB.

IFRS 9 provides a new approach for the classification of financial assets, which shall be based on the cash flow characteristics of the asset and the business model of the portfolio in which the asset is held. IFRS 9 also introduces an expected loss impairment model that is applied to all financial instruments held at amortized cost or fair value through OCI. Under the expected loss model, entities are required to recognize 12-month expected credit losses from the date a financial instrument is first recognized and to recognize lifetime expected credit losses when the credit risk on the financial instrument has increased significantly. Hedge accounting guidance has been changed to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedging.

For financial liabilities designated at fair value through profit or loss, IFRS 9 requires the presentation of the effects of changes in the liability’s credit risk in OCI instead of net income. We can elect to early adopt only this presentation requirement without applying the other requirements in IFRS 9.

162	CIBC 2014 ANNUAL REPORT

Quarterly review

Condensed consolidated statement of income

	2014				2013 (1)
Unaudited, $ millions, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$1,881	$1,875	$1,798	$1,905	$1,893	$1,883	$1,822	$1,855
Non-interest income	1,336	1,483	1,369	1,729	1,287	1,366	1,302	1,310
Total revenue	3,217	3,358	3,167	3,634	3,180	3,249	3,124	3,165
Provision for credit losses	194	195	330	218	271	320	265	265
Non-interest expenses	2,087	2,047	2,412	1,979	1,930	1,878	1,825	1,988
Income before taxes	936	1,116	425	1,437	979	1,051	1,034	912
Income taxes	125	195	119	260	154	173	172	127
Net income	$811	$921	$306	$1,177	$825	$878	$862	$785
Net income (loss) attributable to non-controlling interests	2	3	(11)	3	(7)	1	2	2
Preferred shareholders	18	19	25	25	24	25	25	25
Common shareholders	791	899	292	1,149	808	852	835	758
Net income attributable to equity shareholders	$809	$918	$317	$1,174	$832	$877	$860	$783

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Condensed consolidated balance sheet

	2014				2013 (1)
Unaudited, $ millions, as at	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Assets
Cash and deposits with banks	$13,547	$11,192	$10,688	$6,273	$6,379	$8,364	$6,950	$5,636
Securities	59,542	69,461	67,204	71,017	71,984	68,088	71,413	67,021
Securities borrowed or purchased under resale agreements	36,796	28,343	27,325	27,195	28,728	31,535	26,486	29,058
Loans
Residential mortgages	157,526	155,013	152,569	151,934	150,938	149,440	148,768	149,008
Personal and credit card	47,087	46,673	46,291	45,797	49,213	49,332	49,547	49,583
Business and government	56,075	54,232	52,246	50,256	48,207	46,390	46,201	44,625
Allowance for credit losses	(1,660)	(1,703)	(1,726)	(1,620)	(1,698)	(1,759)	(1,756)	(1,820)
Derivative instruments	20,680	18,227	19,346	24,489	19,947	20,715	25,454	25,085
Customers’ liability under acceptances	9,212	8,274	9,300	10,452	9,720	10,824	9,538	9,749
Other assets	16,098	15,710	13,859	15,162	14,588	14,224	14,618	14,563
	$414,903	$405,422	$397,102	$400,955	$398,006	$397,153	$397,219	$392,508
Liabilities and equity
Deposits
Personal	$130,085	$129,198	$128,128	$127,344	$125,034	$121,861	$120,369	$119,148
Business and government	148,793	142,245	136,073	134,894	134,736	135,927	131,649	130,685
Bank	7,732	7,700	7,182	5,717	5,592	6,155	5,629	5,218
Secured borrowings	38,783	43,171	42,640	46,381	49,802	49,171	51,393	52,916
Derivative instruments	21,841	17,957	18,746	22,244	19,724	20,476	25,073	24,551
Acceptances	9,212	8,274	9,300	10,452	9,721	10,824	9,547	9,797
Obligations related to securities lent or sold short or under repurchase agreements	23,764	23,599	21,910	20,786	20,313	21,303	20,849	18,291
Other liabilities	10,932	10,579	10,653	10,017	10,862	9,773	11,209	10,573
Subordinated indebtedness	4,978	4,187	4,226	4,233	4,228	4,218	4,802	4,791
Equity	18,783	18,512	18,244	18,887	17,994	17,445	16,699	16,538
	$414,903	$405,422	$397,102	$400,955	$398,006	$397,153	$397,219	$392,508

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	163

Select financial measures

	2014				2013 (1)
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Return on common shareholders’ equity	17.9%	21.0%	7.0%	27.5%	20.2%	22.3%	23.0%	20.5%
Return on average assets	0.77%	0.89%	0.31%	1.14%	0.81%	0.86%	0.88%	0.77%
Average common shareholders’ equity ($ millions)	$17,528	$16,989	$17,173	$16,581	$15,885	$15,162	$14,913	$14,698
Average assets ($ millions)	$418,414	$411,036	$406,285	$410,019	$405,239	$402,608	$404,303	$402,059
Average assets to average common equity	23.9	24.2	23.7	24.7	25.5	26.6	27.1	27.4
All-in basis
Common equity Tier 1 ratio	10.3%	10.1%	10.0%	9.5%	9.4%	9.3%	9.7%	9.6%
Tier 1 capital ratio	12.2%	12.2%	12.1%	11.5%	11.6%	11.6%	12.2%	12.0%
Total capital ratio	15.5%	14.8%	14.9%	14.2%	14.6%	14.7%	15.5%	15.3%
Net interest margin	1.78%	1.81%	1.81%	1.84%	1.85%	1.86%	1.85%	1.83%
Efficiency ratio	64.9%	61.0%	76.2%	54.5%	60.7%	57.8%	58.4%	62.8%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Common share information

	2014				2013 (1)
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Average shares outstanding (thousands)	397,009	397,179	397,758	398,539	399,819	399,952	400,400	403,332
Per share
– basic earnings	$1.99	$2.26	$0.73	$2.88	$2.02	$2.13	$2.09	$1.88
– diluted earnings	1.98	2.26	0.73	2.88	2.02	2.13	2.09	1.88
– dividends	1.00	1.00	0.98	0.96	0.96	0.96	0.94	0.94
– book value (2)	44.30	43.02	42.04	42.59	40.36	38.93	37.09	36.49
Share price (3)
– high	107.01	102.06	97.72	91.58	88.70	80.64	84.70	84.10
– low	95.93	95.66	85.49	86.57	76.91	74.10	77.02	76.70
– close	102.89	101.21	97.72	86.57	88.70	77.93	80.57	83.20
Dividend payout ratio	50.3%	44.2%	133.5%	33.3%	47.6%	45.1%	44.9%	50.0%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(3)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

164	CIBC 2014 ANNUAL REPORT

Ten-year statistical review

Condensed consolidated statement of income

	IFRS				Canadian GAAP
Unaudited, $ millions, for the year ended October 31	2014	2013 (1)	2012 (1)	2011	2010	2009	2008	2007	2006	2005
Net interest income	$7,459	$7,453	$7,326	$7,062	$6,204	$5,394	$5,207	$4,558	$4,435	$4,937
Non-interest income	5,917	5,265	5,159	5,373	5,881	4,534	(1,493)	7,508	6,916	7,561
Total revenue	13,376	12,718	12,485	12,435	12,085	9,928	3,714	12,066	11,351	12,498
Provision for credit losses	937	1,121	1,291	1,144	1,046	1,649	773	603	548	706
Non-interest expenses	8,525	7,621	7,202	7,486	7,027	6,660	7,201	7,612	7,488	10,865
Income (loss) before income taxes	3,914	3,976	3,992	3,805	4,012	1,619	(4,260)	3,851	3,315	927
Income taxes	699	626	689	927	1,533	424	(2,218)	524	640	789
Non-controlling interests	–	–	–	–	27	21	18	31	29	170
Net income (loss)	$3,215	$3,350	$3,303	$2,878	$2,452	$1,174	$(2,060)	$3,296	$2,646	$(32)
Net income (loss) attributable to non-controlling interests	$(3)	$(2)	$9	$11	$–	$–	$–	$–	$–	$–
Preferred shareholders	87	99	158	177	169	162	119	171	132	125
Common shareholders	3,131	3,253	3,136	2,690	2,283	1,012	(2,179)	3,125	2,514	(157)
Net income (loss) attributable to equity shareholders	$3,218	$3,352	$3,294	$2,867	$2,452	$1,174	$(2,060)	$3,296	$2,646	$(32)

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Condensed consolidated balance sheet

	IFRS				Canadian GAAP
Unaudited, $ millions, as at October 31	2014	2013 (1)	2012 (1)	2011	2010	2009	2008	2007	2006	2005
Assets
Cash and deposits with banks	$13,547	$6,379	$4,727	$5,142	$12,052	$7,007	$8,959	$13,747	$11,853	$11,852
Securities	59,542	71,984	65,334	60,295	77,608	77,576	79,171	86,500	83,498	67,764
Securities borrowed or purchased under resale agreements	36,796	28,728	28,474	27,479	37,342	32,751	35,596	34,020	25,432	18,514
Loans
Residential mortgages	157,526	150,938	150,056	150,509	93,568	86,152	90,695	91,664	81,358	77,216
Personal and credit card	47,087	49,213	50,476	50,586	46,462	45,677	42,953	38,334	35,305	34,853
Business and government	56,075	48,207	43,624	39,663	38,582	37,343	39,273	34,099	30,404	31,350
Allowance for credit losses	(1,660)	(1,698)	(1,860)	(1,803)	(1,720)	(1,960)	(1,446)	(1,443)	(1,442)	(1,636)
Derivative instruments	20,680	19,947	27,039	28,270	24,682	24,696	28,644	24,075	17,122	20,309
Customers’ liability under acceptances	9,212	9,720	10,436	9,454	7,684	8,397	8,848	8,024	6,291	5,119
Other assets	16,098	14,588	14,813	14,163	15,780	18,305	21,237	13,158	14,163	15,029
	$414,903	$398,006	$393,119	$383,758	$352,040	$335,944	$353,930	$342,178	$303,984	$280,370
Liabilities and equity
Deposits
Personal	$130,085	$125,034	$118,153	$116,592	$113,294	$108,324	$99,477	$91,772	$81,829	$75,973
Business and government	148,793	134,736	125,055	117,143	127,759	107,209	117,772	125,878	107,468	106,226
Bank	7,732	5,592	4,723	4,177	5,618	7,584	15,703	14,022	13,594	10,535
Secured borrowings	38,783	49,802	52,413	51,308	–	–	–	–	–	–
Derivative instruments	21,841	19,724	27,091	28,792	26,489	27,162	32,742	26,688	17,330	20,128
Acceptances	9,212	9,721	10,481	9,489	7,684	8,397	8,848	8,249	6,297	5,119
Obligations related to securities lent or sold short or under repurchase agreements	23,764	20,313	21,259	21,730	37,893	43,369	44,947	42,081	44,221	29,208
Capital Trust securities	n/a	n/a	1,678	1,594	–	–	–	–	–	–
Other liabilities	10,932	10,862	11,076	11,704	12,572	13,693	13,167	13,728	14,716	16,002
Subordinated indebtedness	4,978	4,228	4,823	5,138	4,773	5,157	6,658	5,526	5,595	5,102
Preferred share liabilities	–	–	–	–	–	600	600	600	600	600
Non-controlling interests	164	175	170	164	168	174	185	145	12	746
Shareholders’ equity	18,619	17,819	16,197	15,927	15,790	14,275	13,831	13,489	12,322	10,731
	$414,903	$398,006	$393,119	$383,758	$352,040	$335,944	$353,930	$342,178	$303,984	$280,370

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
n/a	Not applicable. Commencing November 1, 2012, CIBC Capital Trust was deconsolidated. See Note 1 to the consolidated financial statements for additional information.

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Select financial measures

	IFRS				Canadian GAAP
Unaudited, as at or for the year ended October 31	2014	2013 (1)	2012 (1)	2011	2010	2009	2008	2007	2006	2005
Return on equity	18.3%	21.4%	22.2%	22.2%	19.4%	9.4%	(19.4)%	28.7%	27.9%	(1.6)%
Return on average assets	0.78%	0.83%	0.83%	0.73%	0.71%	0.33%	(0.60)%	1.00%	0.91%	(0.01)%
Average common shareholders’ equity ($ millions)	$17,067	$15,167	$14,116	$12,145	$11,772	$10,731	$11,261	$10,905	$9,016	$9,804
Average assets ($ millions)	$411,481	$403,546	$397,155	$394,527	$345,943	$350,706	$344,865	$328,520	$291,277	$288,845
Average assets to average common equity	24.1	26.6	28.1	32.5	29.4	32.7	30.6	30.1	32.3	29.5
Basel III – All-in basis
Common Equity Tier 1 ratio	10.3%	9.4%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Tier 1 capital ratio	12.2%	11.6%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total capital ratio	15.5%	14.6%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Basel II
Tier 1 capital ratio (2)	n/a	n/a	13.8%	14.7%	13.9%	12.1%	10.5%	9.7%	10.4%	8.5%
Total capital ratio (2)	n/a	n/a	17.3%	18.4%	17.8%	16.1%	15.4%	13.9%	14.5%	12.7%
Net interest margin	1.81%	1.85%	1.84%	1.79%	1.79%	1.54%	1.51%	1.39%	1.52%	1.71%
Efficiency ratio	63.7%	59.9%	57.7%	60.2%	58.1%	67.1%	n/m	63.1%	66.0%	86.9%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Capital measures for fiscal year 2011 and prior fiscal years are under Canadian GAAP and have not been restated for IFRS.
n/a	Not applicable.
n/m	Not meaningful.

Condensed consolidated statement of changes in equity

	IFRS					Canadian GAAP
Unaudited, $ millions, for the year ended October 31	2014	2013	2012		2011	2010	2009		2008		2007		2006	2005
Balance at beginning of year	$17,994	$16,367	$16,091		$14,799	$14,275	$13,831		$13,489		$12,322		$10,731	$12,180
Adjustment for change in accounting policy	–	7 (1)	(180	) (2)	–	–	(6	) (3)	(66	) (4)	(50	) (5)	–	10 (6)
Premium on purchase of common shares	(250)	(422)	(118)		–	–	–		–		(277)		–	(1,035)
Premium on redemption of preferred shares	–	–	(30)		(12)	–	–		–		(32)		–	–
Changes in share capital
Preferred	(675)	–	(1,050)		(400)	–	525		300		(50)		–	598
Common	29	(16)	393		572	563	178		2,926		92		93	(17)
Changes in contributed surplus	(7)	(3)	(8)		(5)	4	(4)		–		26		12	(1)
Changes in OCI	145	325	(435)		(171)	9	72		650		(650)		(115)	49
Net income (loss)	3,218	3,352	3,294		2,867	2,452	1,174		(2,060)		3,296		2,646	(32)
Dividends
Preferred	(87)	(99)	(128)		(165)	(169)	(162)		(119)		(139)		(132)	(125)
Common	(1,567)	(1,523)	(1,470)		(1,391)	(1,350)	(1,328)		(1,285)		(1,044)		(924)	(902)
Non-controlling interests	(11)	5	8		(4)	–	–		–		–		–	–
Other	(6)	1	–		1	6	(5)		(4)		(5)		11	6
Balance at end of year	$18,783	$17,994	$16,367		$16,091	$15,790	$14,275		$13,831		$13,489		$12,322	$10,731

(1)	Represents the impact of adoption of IFRS 10 “Consolidated Financial Statements”.
(2)	Represents the impact of adoption of amendments to IAS 19 “Employee Benefits”.
(3)	Represents the impact of changing the measurement date for employee future benefits.
(4)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 46, “Leveraged Leases”.
(5)	Represents the effect of implementing the CICA financial instruments standards, which provides guidance on recognition and measurement of financial instruments.
(6)	Represents the effect of implementing CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.

166	CIBC 2014 ANNUAL REPORT

Common share information

	IFRS				Canadian GAAP
Unaudited, as at or for the year ended October 31	2014	2013 (1)	2012 (1)	2011	2010	2009	2008	2007	2006	2005
Average number outstanding (thousands)	397,620	400,880	403,685	396,233	387,802	381,677	370,229	336,092	335,135	339,263
Per share
– basic earnings (loss)	$7.87	$8.11	$7.77	$6.79	$5.89	$2.65	$(5.89)	$9.30	$7.50	$(0.46)
– diluted earnings (loss) (2)	7.86	8.11	7.76	6.71	5.87	2.65	(5.89)	9.21	7.43	(0.46)
– dividends	3.94	3.80	3.64	3.51	3.48	3.48	3.48	3.11	2.76	2.66
– book value (3)	44.30	40.36	35.83	32.88	32.17	28.96	29.40	33.31	29.59	25.00
Share price (4)
– high	107.01	88.70	78.56	85.49	79.50	69.30	99.81	106.75	87.87	80.80
– low	85.49	74.10	68.43	67.84	61.96	37.10	49.00	87.00	72.90	67.95
– close	102.89	88.70	78.56	75.10	78.23	62.00	54.66	102.00	87.60	72.20
Dividend payout ratio	50.0%	46.8%	46.9%	51.7%	59.1%	>100%	n/m	33.4%	36.8%	n/m

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
(3)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.
(4)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.
n/m	Not meaningful.

Dividends on preferred shares (1)

Unaudited, for the year ended October 31	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
Class A
Series 18	–	–	1.3694	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750
Series 19	–	–	–	–	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375
Series 20	–	–	–	–	–	–	–	–	–	1.5780
Series 21	–	–	–	–	–	–	–	–	–	1.5095
Series 22	–	–	–	–	–	–	–	–	–	1.9518
Series 23	–	–	–	–	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250
Series 24	–	–	–	–	–	–	–	0.3750	1.5000	1.5000
Series 25	–	–	–	–	–	–	–	1.1250	1.5000	1.5000
Series 26	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375
Series 27	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000
Series 28	–	–	–	0.0400	0.0800	0.0800	0.0800	0.0800	0.0800	0.0799
Series 29	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500
Series 30	–	–	–	0.9000	1.2000	1.2000	1.2000	1.2000	1.2000	1.1938
Series 31	–	–	0.2938	1.1750	1.1750	1.1750	1.1750	1.1298	–	–
Series 32	–	–	0.5625	1.1250	1.1250	1.1250	1.1250	0.7995	–	–
Series 33	1.0031	1.3375	1.3375	1.3375	1.3375	1.5271	–	–	–	–
Series 35	0.8125	1.6250	1.6250	1.6250	1.6250	1.1909	–	–	–	–
Series 37	1.2188	1.6250	1.6250	1.6250	1.6250	1.0607	–	–	–	–
Series 39	0.3793	–	–	–	–	–	–	–	–	–

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

CIBC 2014 ANNUAL REPORT	167

Glossary

Allowance for credit losses

An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be “collective” – assessed by reviewing a portfolio of loans with similar characteristics, or “individual” – assessed by reviewing the characteristics of an individual exposure.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions. AUA also include actively managed client assets that are classified as assets under management.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.

Average interest-earning assets

Average interest-earning assets include interest-bearing deposits with banks, securities, cash collateral on securities borrowed or securities purchased under resale agreements, and loans net of allowances.

Basis point

One-hundredth of a percentage point (0.01%).

Collateral

Assets pledged as security for a loan or other obligation and forfeited if the obligation is not paid. Collateral can be cash, securities or other assets.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Collateralized loan obligation

Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Credit derivatives

A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment to another party (the guarantor).

Credit valuation adjustment (CVA)

CVA is a valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

Current replacement cost

The estimated cost of replacing an asset at the present time according to its current worth.

Derivatives

A financial contract that derives its value from the performance of an underlying object, such as an asset, index or interest rate.

Dividend payout ratio

Common dividends paid as a percentage of net income after preferred share dividends and premium on preferred share redemptions.

Dividend yield

Dividends per common share divided by the closing common share price.

Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

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Exchange-traded derivative contracts

Exchange-traded derivative contracts are standardized derivative contracts (e.g. futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.

Fair value

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.

Forward contracts

A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

Forward rate agreement

An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

Full-time equivalent employees

Full-time equivalent employees is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period.

Futures

A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.

Loan loss ratio

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance; collective allowance on personal loans, scored small business loans and mortgages that are greater than 90 days delinquent, and net card write-offs.

Mark-to-market

The market value at which two parties are willing to exchange an asset. Values are obtained from exchanges for actively traded assets or determined from prices of similar assets.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Nominal or face amount of a financial contract used for the calculation of payments made on that contract.

Off-balance sheet financial instruments

A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and federal pension plans in Canada.

Options

A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of underlying asset or instrument at a specified price either at or by a specified date.

Provision for credit losses

An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover individually and collectively assessed credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees.

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Return on average assets or average interest-earning assets

Net income expressed as a percentage of average assets or average interest-earning assets.

Return on common shareholders’ equity

Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Structured entity (SE)

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective.

Swap contracts

A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

Taxable equivalent basis (TEB)

The gross up tax-exempt revenue on certain securities to a TEB basis. There is an equivalent offsetting adjustment to the income tax expense.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.

Risk and capital glossary

Advanced internal ratings-based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions such as probability of default (PD), loss given default (LGD) and exposure at default (EAD) are used to compute the capital requirements subject to supervisory approval.

Advanced measurement approach (AMA) for operational risk

A risk-sensitive approach to calculating the capital charge for operational risk based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.

Asset/liability management

The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

Assets-to-capital multiple

Total assets plus specified off-balance sheet items divided by total regulatory capital.

Bank exposures

All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Business and government portfolio

A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating, that reflects the credit risk of the exposure.

Central counterparties

Central counterparties also known as clearing houses place themselves between the buyer and seller of an original trade through the process of novation and become the counterparty for the novated transaction.

170	CIBC 2014 ANNUAL REPORT

Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios

CET1, Tier 1 and total regulatory capital, divided by risk-weighted assets (RWAs), in accordance with guidelines issued by OSFI which are based on Basel Committee on Banking Supervision standards. During the period beginning in the third quarter of 2014 to the fourth quarter of 2018, the calculation of CIBC’s CET1, Tier 1 and Total capital ratios will be based on different levels of RWAs. This occurs because of the option CIBC chose for the phase-in of the CVA capital charge.

Corporate exposures

All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit risk

Risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.

Drawn exposure

The amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital

Economic capital provides a framework to evaluate the returns of each strategic business unit (SBU), commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.

Economic profit

Economic profit is a non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Exposure at default

An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Incremental risk charge

A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

Internal Capital Adequacy Assessment Process

A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

Internal models approach for market risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

Internal ratings based approach for securitization exposures

The computation of capital charge is based on risk weights that are mapped from internal ratings.

Liquidity risk

Risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Loss given default

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the exposure at default.

Market risk

The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

Operational risk

The risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events.

Other off-balance sheet exposure

The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending, that are extended to individuals and small businesses under the regulatory capital reporting framework.

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Over-the-counter derivatives exposure

The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due.

Qualifying revolving retail

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

Real estate secured personal lending

This exposure class includes residential mortgages and home equity lines of credit extended to individuals.

Regulatory capital

Basel III regulatory capital, as defined by OSFI’s Capital Adequacy Requirements Guideline, is comprised of CET1, Additional Tier 1 and Tier 2 capital. CET1 includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges) and qualifying instruments issued by a consolidated subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans, and certain investments. Additional Tier 1 capital primarily includes non-viability contingent capital (NVCC) preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes which are subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties. Under Basel III, qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of a financial institution; non-qualifying capital instruments are excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to January 1, 2022.

Basel II regulatory capital comprises Tier 1 and Tier 2 capital. Tier 1 capital comprises common shares, retained earnings, preferred shares, innovative Tier 1 notes, non-controlling interests, contributed surplus, and foreign currency translation adjustments. All Tier 1 and Tier 2 capital elements are net of trading short positions. Goodwill and gain on sale of applicable securitized assets is deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible collective/general allowance. Both Tier 1 and Tier 2 capital are subject to certain other deductions on a 50/50 basis.

Repo-style transactions exposure

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

Retail portfolios

A category of exposures that includes primarily consumer but also small business lending, where the primary basis of adjudication relies on credit scoring models.

Risk-weighted assets (RWAs)

RWAs consist of three components: (i) RWAs for credit risk are calculated using the AIRB and Standardized approaches. The AIRB RWAs are calculated using PDs, LGDs, EADs, and in some cases maturity adjustment, while the Standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off- balance sheet exposures; (ii) RWAs for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWAs for traded securitization assets where we are using the methodology defined by OSFI; and (iii) RWAs for operational risk relating to the risk of losses from inadequate or failed processes, people and systems are calculated under the AMA approach. During the period beginning in the third quarter 2014 to the fourth quarter of 2018, CET1 capital RWA, Tier 1 capital RWA, and Total capital RWA, will differ due to the phase in of the CVA capital charge.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. An SE normally issues securities or other form of interests to investors and/or the asset transferor, and the SE uses the proceeds of the issue of securities to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

Sovereign exposures

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

Standardized approach for credit risk

Applied to exposures when there is not sufficient information to allow for the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the OSFI guidelines. The standardized risk weights are based on external credit assessments, where available, and on other risk related factors, including export credit agencies, exposure asset class, collateral, etc.

Stressed Value-at-Risk (VaR)

A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

Undrawn exposures

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2015

Q1 Results – Thursday, February 26, 2015

Q2 Results – Thursday, May 28, 2015

Q3 Results – Thursday, August 27, 2015

Q4 Results – Thursday, December 3, 2015

Annual Meeting of Shareholders 2015

CIBC’s Annual Meeting of Shareholders will be held on Thursday, April 23, 2015, at 10:00 a.m. (Mountain Standard Time) in Calgary at The Westin Calgary, Grand Ballroom, 320 4th Avenue SW, Calgary, AB, T2P 2S6.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2014:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 25/14	Sep 29/14	Oct 28/14	$1.00	397,031,632
Jun 25/14	Jun 27/14	Jul 28/14	$1.00	397,222,263
Mar 26/14	Mar 28/14	Apr 28/14	$0.98	397,689,259
Dec 23/13	Dec 27/13	Jan 28/14	$0.96	398,377,424

Preferred shares

Stock	Series 27	Series 29	Series 39
Ticker symbol	CM.PR.E	CM.PR.G	CM.PR.O
Quarterly dividend	$0.350000	$0.337500	$0.24375

2015 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 29, 2014	January 28
March 27	April 28
June 29	July 28
September 28	October 28

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Normal course issuer bid

CIBC is conducting a normal course issuer bid to purchase common shares for cancellation in the open market at market price until the earlier of (i) CIBC purchasing 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. A copy of the Notice of Intention to Make a Normal Course Issuer Bid that CIBC filed with the Toronto Stock Exchange may be obtained without charge by contacting the Corporate Secretary.

Regulatory Capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Credit ratings

Credit rating information can be found on page 68 in this report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through CST Trust Company and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CST Trust Company, P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or fax 1 888 249-6189, 1 800 387-0825 (toll-free in Canada and the U.S.), Email: inquiries@canstockta.com, Website: www.canstockta.com

Common and preferred shares are transferable in Canada at the offices of our agent, CST Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.

In the United States, common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940-3078; By Overnight Delivery: 250 Royall Street, Canton, MA 02021, 1 800 589-9836, Website: www.computershare.com/investor.

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How to reach us:

CIBC Head Office Commerce Court, Toronto, Ontario, Canada M5L 1A2 Telephone number: 416 980-2211 SWIFT code: CIBCCATT Website: www.cibc.com	Investor Relations Call: 416 304-8726 Fax: 416 980-5028 Email: investorrelations@cibc.com	Corporate Secretary Call: 416 980-3096 Fax: 416 980-7012 Email: corporate.secretary@cibc.com	Office of the CIBC Ombudsman Toll-free across Canada: 1 800 308-6859 Toronto: 416 861-3313 Fax: 1 800 308-6861 Toronto: 416 980-3754 Email: ombudsman@cibc.com

CIBC Telephone Banking Toll-free across Canada: 1 800 465-2422	Communications and Public Affairs Call: 416 980-4523 Fax: 416 363-5347 Email: corpcommmailbox@cibc.com	Client Care Toll-free across Canada: 1 800 465-2255 Fax: 1 877 861-7801 Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2014

Additional print copies of the Annual Report will be available in March 2015 and may be obtained by calling 416 304-8726 or emailing investorrelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416 980-2556 ou nous faire parvenir un courriel à relationsinvestisseurs@cibc.com. La Reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Corporate Responsibility Report and Public Accountability Statement 2014

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2015 at www.cibc.com/ca/cibc-and-you/public-account.html.

Management Proxy Circular 2015

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2015 Proxy Circular will be available in March 2015 at www.cibc.com/ca/about.html.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and CIBC Code of Ethics for Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the United States with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this annual report which are owned by Canadian Imperial Bank of Commerce, or a wholly-owned subsidiary, in Canada and/or other countries include, the CIBC logo, CIBC eDeposit, CIBC First Caribbean International Bank, CIBC Investor’s Edge, CIBC Miracle Day, CIBC Mobile Banking, CIBC Mobile Business, CIBC Mobile Payment, CIBC Private Wealth Management, CIBC Youthvision Scholarship, Aventura, FirstLine, and Wood Gundy. All other trademarks mentioned in this annual report, which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

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Board of Directors:

Charles Sirois C.M., O.Q. Chair of the Board CIBC Chairman, Telesystem Ltd. Montreal, Quebec, Canada Joined in 1997	Brent S. Belzberg (CGC, MRCC) Senior Managing Partner Torquest Partners Toronto, Ontario, Canada Joined in 2005	Gary F. Colter (AC, CGC – Chair) President CRS Inc. Mississauga, Ontario, Canada Joined in 2003	Patrick D. Daniel (MRCC) Past President and Chief Executive Officer Enbridge Inc. Calgary, Alberta, Canada Joined in 2009

Luc Desjardins (MRCC) President and Chief Executive Officer Superior Plus Corp. Calgary, Alberta, Canada Joined in 2009	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014	Hon. Gordon D. Giffin (MRCC) Senior Partner McKenna Long & Aldridge LLP Atlanta, Georgia, U.S.A. Joined in 2001	Linda S. Hasenfratz (MRCC – Chair) Chief Executive Officer Linamar Corporation Guelph, Ontario, Canada Joined in 2004

Kevin J. Kelly (RMC) Corporate Director Toronto, Ontario, Canada Joined in 2013	Nicholas D. Le Pan (CGC, RMC – Chair) Corporate Director Ottawa, Ontario, Canada Joined in 2008	Hon. John P. Manley, P.C., O.C. (AC, CGC) President and Chief Executive Officer Canadian Council of Chief Executives Ottawa, Ontario, Canada Joined in 2005	Jane L. Peverett (AC – Chair) Corporate Director West Vancouver, British Columbia, Canada Joined in 2009

Leslie Rahl (RMC) Founder and Managing Partner Capital Market Risk Advisors, Inc. New York, New York, U.S.A Joined in 2007	Katharine B. Stevenson (AC) Corporate Director Toronto, Ontario, Canada Joined in 2011	Martine Turcotte (RMC) Vice Chair, Quebec BCE Inc. and Bell Canada Verdun, Quebec, Canada Joined in 2014	Ronald W. Tysoe (CGC, RMC) Corporate Director Jupiter, Florida, U.S.A. Joined in 2004

AC – Audit Committee CGC – Corporate Governance Committee MRCC – Management Resources and Compensation Committee RMC – Risk Management Committee

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Corporate Responsibility

Our commitment to corporate responsibility extends from our vision, mission and values and is integrated into our operations and business practices.

We recognize that the long-term success and viability of our business is closely linked to the confidence and trust that our clients and stakeholders have in our organization.

Our framework is based on our economic, environmental, social and governance (EESG) commitments and focuses on:

—   providing accessible and affordable banking to Canadians;

—  advancing the goals of small business;

—   creating an environment where all employees can excel;

—  making a real difference in our communities; and

—   protecting our environment.

Economic contribution

CIBC is a major contributor to the Canadian economy. We generate economic growth and prosperity by creating employment opportunities, purchasing local goods and services, supporting small business, helping our clients achieve their financial goals and by addressing community development issues that matter to Canadians.

Environmental responsibility

We are committed to responsible and sustainable growth while protecting and conserving the environment, safeguarding the interests of all CIBC stakeholders from unacceptable levels of environmental risk, and supporting the principles of sustainable development.

Social investment

We are committed to creating an environment where all employees can excel, making a real difference in our communities, and helping our clients achieve their financial goals.

We are committed to causes that matter to our clients, employees and our communities. Our goal is to make a difference through corporate donations, sponsorships and the volunteer spirit of our employees focused on Kids, Cures and Community.

Governance practices

At CIBC, we believe good corporate governance is the basis for creating sustainable shareholder value. We conduct our business with honesty and integrity. We hold ourselves accountable for our actions and strive to fulfill the commitments we have made to each of our stakeholders.

CIBC’s online 2014 Corporate Responsibility Report and Public Accountability Statement will be available in March 2015 at www.cibc.com

OUR VISION

To be the leader in client relationships

OUR MISSION

To fulfill the commitments we have made to our stakeholders:

Help our clients achieve what matters to them

Create an environment where all employees can excel

Generate strong total returns for shareholders

Make a real difference in our communities

OUR VALUES

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability

All paper used in the production of the CIBC 2014 Annual Report is Forest Stewardship Council® (FSC®) certified. Paper fibre for the text of this report has 30% post-consumer waste.

This paper is acid free and elemental chlorine free. Only vegetable-based, low-VOC inks have been used.